SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Annual Report and Financial Statements corresponding to the fiscal year ended on June 30, 2009 and 2008.

Cresud Sociedad Anonima

Comercial, Inmobiliaria,

Financiera y Agropecuaria

Annual Report and Free Translation of the Financial Statements

for the fiscal years ended

June 30, 2009 and 2008

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial Statements

CORPORATE PROFILE

We are a leading Argentine agricultural company engaged in the production of basic agricultural commodities with a growing presence in the Brazilian agricultural sector, through our investment in BrasilAgro—Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”), and in other Latin American countries. We are currently involved in a range of activities including crop production, beef cattle raising and milk production. Our business model, which is in process of expansion abroad, taking into account the specific conditions of each country, focuses on the acquisition, development and exploitation of properties having attractive prospects for agricultural production and/or value appreciation and the selective disposition of such properties where appreciation has been realized. Our shares are listed on the Buenos Aires Stock Exchange and the NASDAQ.

As of June 30, 2009, we owned 25 farms with approximately 484,246 hectares. About 41,740 hectares of the land we own are used for crop production, approximately 96,064 hectares are for beef cattle production, 100,911 hectares are for sheep production, 4,334 hectares are for milk production and approximately 3,185 hectares are leased to third parties for crop and beef cattle production. The remaining 238,012 hectares of land reserve are primarily natural woodlands. In addition, through our subsidiary Agropecuaria Anta S.A. we have the right to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years. Also, during fiscal year ended on June 30, 2009, we leased 57,938 hectares from third parties for crop production and 32,795 hectares for beef cattle production.

During the fiscal years ended June 30, 2008 and 2009, we had consolidated sales of Ps. 185.6 million and Ps. 1,254.7 million, production income of Ps. 159.8 million and Ps. 172.5 million, and consolidated net income of Ps. 22.9 million and Ps. 124.6 million, respectively. During the fiscal years ended June 30, 2008 and June 30, 2009, our total consolidated assets increased 188.7% from Ps. 2,069.8 million to Ps. 5,976.1 million, and our consolidated shareholders’ equity increased 2.9% from Ps. 1,762.3 million to Ps. 1,812.9 million.

The following table sets forth, at the dates indicated, the amount of land used for each production activity (including owned and leased land and land under concession):

	Uses of land
	Fiscal Year ended June 30,
	2005 (1) (6)	2006 (1) (7)	2007 (1) (7) (8)	2008 (1) (7) (8) (9)	2009 (1) (7) (8) (9) (10)
	(in hectares)
Crops (2)	39,831	41,283	53,579	63,900	115,411
Beef Cattle (3)	96,380	129,946	114,097	123,935	128,859
Milk	1,776	1,698	2,609	4,320	4,334
Sheep	—	—	90,000	90,000	100,911
Natural woodlands (4)	263,177	418,477	393,677	385,573	356,796
Owned farmlands leased to others	9,978	14,229	13,771	8,467	8,317

Total (5)	411,142	605,633	667,733	674,195	714,628

(1)	Includes 35.723% of approximately 8,299 hectares owned by Agro-Uranga S.A., an affiliated Argentine company in which we own a non-controlling 35.7% interest.

(2)	Includes wheat, corn, sunflower, soybean, sorghum and others.

(3)	Breeding and fattening.

(4)	We use part of our land reserves to produce charcoal, rods and fence posts.

(5)	During fiscal year 2005, 16,299 hectares were leased for agricultural production. As of June 30, 2006, farmlands were leased in which 17,004 hectares were assigned to agricultural production and 32,647 to beef cattle production (including the “Ñacurutú” farm). As of June 30, 2007, 25,307 hectares were leased for agricultural production and 29,208 hectares were leased for beef cattle production. As of June 30, 2008, 30,449 hectares were leased for agricultural production and 32,895 were leased for beef cattle production. As of June 30, 2009, 59,615 hectares were leased for agricultural production and 32,795 were leased for beef cattle production.

(6)	Includes 977 hectares of “San Enrique” farm and 30,350 hectares of “Ñacurutú” farm, sold in fiscal year 2005.

(7)	Includes 6,022 hectares of “San Pedro” farm purchased on September 1, 2005 and approximately 162,000 hectares through our 99.99% interest in Agropecuaria Anta S.A. which holds, among other assets and rights, the concession for the start-up of production pertaining to a comprehensive development project. Does not include 5,727 hectares of “El Gualicho” farm sold on July 25, 2005.

(8)	Does not include 20,833 hectares of “Tapenagá” farm, 14,516 hectares of “Los Pozos” farm and 50 hectares of “El Recreo” farm, which were sold in fiscal year 2007. Includes 24% of 170 hectares owned by Cactus Argentina S.A.

(9)	Does not include 4,974 hectares of “Los Pozos” farm and 2,430 hectares of “La Esmeralda” farm, which were sold in fiscal year 2008.

(10)	Includes 12,166 hectares of “San Cayetano”, “San Rafael”, “La Fon Fon” and “Las Londras” farms, which are located in Santa Cruz de la Sierra, Bolivia. Includes 50% of the 41,931 hectares of “Jerovia” farm located in the District of Boquerón, Paraguay, owned by Cresca S.A. through our equity interest in Agrology S.A. Does not include 1,658 hectares of “Los Pozos” farm sold in April 2009. Does not include 30,000 hectares of Agropecuaria Anta S.A. which were returned due to the reduction in the concession scope established by Decree No. 3766 of the Executive Branch of Salta. Includes 48% of the 170 hectares owned by Cactus Argentina S.A. Does not include rental for 1,829 hectares of El Recreo.

We are also directly engaged in the Argentine real estate business through our subsidiary Inversiones y Representaciones S.A. (IRSA), one of Argentina’s largest real estate companies. IRSA is engaged in a range of diversified real estate activities including the development of residential properties, the development, acquisition and exploitation of office buildings for rental, shopping centers and luxury hotels in Argentina. A majority of our directors are also directors of IRSA. As of June 30, 2009, Cresud held a 55.64% interest in IRSA.

In September 2005, we, together with certain Brazilian partners, founded BrasilAgro, a startup company organized to exploit opportunities in the Brazilian agricultural sector. In April 2006, BrasilAgro increased its capital through a global and domestic offering of common shares, and as of June 30, 2009, we owned 19.14% of the outstanding common shares of BrasilAgro. As of June 30, 2009, our investment in BrasilAgro represented approximately 3.6% of our total consolidated assets.

LETTER TO SHAREHOLDERS

To our shareholders:

During fiscal year 2009 the world economy has faced one of the most challenging financial crises of the last 80 years, which has cast doubts on the rate of expansion of the world economy that markets took for granted a year ago. This has affected the valuation of physical and financial assets worldwide and, within this context, the prices of agricultural commodities, which bear an impact on the current performance and future growth of our business, have been lower than expected.

In addition, agricultural and livestock activities throughout Argentina have been seriously impaired during the current campaign due to one of the most severe droughts of the last decades, leading to smaller yields of the main crops produced in the country. According to the US Department of Agriculture (“USDA”), harvests of wheat, corn and soybean for the 2008/2009 campaign would have decreased 49%, 43% and 30% compared to the previous year. The drop in prices and production volumes has affected margins in the agricultural and livestock business in general, and our operations have not been an exception.

Despite the adverse scenario of the last campaign, long-term demand for food remains stable, as evidenced by the sharp upturn in soybean international prices after successive drops during the last quarter of calendar year 2008. The USDA forecasts growth in the demand for agricultural commodities in a 10-year term, which require 45 million hectares to be put into production in a base case. Consequently, we believe that the prospects for agricultural and livestock production and development of agricultural land in the long term are favorable and, accordingly, we will maintain the direction of our strategy. In addition, if we consider that investment in real estate and farmland has historically represented a protection against inflation in times of monetary expansion, the prospects for value appreciation of these assets are even more attractive, given the volume of financial resources that the major governments in the world have injected into the market in recent months in order to promote recovery in the short term.

The current context of unprecedented volatility in the financial markets, has found our Company in an excellent position thanks to its liquidity arising from the placement of shares carried out during March 2008. This liquidity has allowed us to consolidate growth strategies and strengthen Cresud’s equity through actions conducted in various areas. Firstly, we have made progress with our regional expansion plan in Latin America by increasing our equity interest in our subsidiary Brasilagro to 19.14%, acquiring over 12,000 hectares of productive land in Bolivia at attractive prices, and launching an agricultural, cattle breeding and forestry project involving the future development of 140,000 hectares with a strategic partner in the Republic of Paraguay. Secondly, we have increased our equity interest in IRSA Inversiones y Representaciones Sociedad Anónima to 57.12% as of the date of this letter. This decision has had a significant impact on annual results.

Regarding other opportunities that emerged in the new context and that we took to strengthen our financial position, in August 2008, as a result of the evident distortion in the price of Cresud’s share compared to the quality of the Company’s assets, we announced a share repurchase plan. The result of this decision has been successful, as we have repurchased 5.98% of outstanding capital stock at an average price of US$ 7.18 per ADR, below current market levels, for the benefit of our shareholders. In addition, at year-end Cresud, IRSA and Alto Palermo had acquired, on a consolidated basis, US$ 102.7 million in nominal value of Notes issued by IRSA and Alto Palermo S.A. in 2007. Through these purchases we have invested our surplus in instruments for which the low prices at the time of acquisition reflected an excessive risk perceived by the market. This has also allowed the Company to reduce its consolidated debt held by third parties. For these reasons, the above mentioned purchases of Notes have clearly contributed to improving Cresud’s solvency indicators.

In prior years, farms sales have allowed us to realize the land value appreciation inherent in the Company’s strategy. Global uncertainty prevailing in the market coupled with the conditions for production during the last campaign have affected the volume of transactions on farmlands in the Argentine market. During the current year, however, we have sold a small undeveloped parcel of 1,658 hectares of our Los Pozos farm in Salta at US$ 320 per hectare, 32 times higher than its acquisition cost, which reveals the value appreciation potential of these hectares when developed.

We continued with our development efforts over Los Pozos, where we have already put into production more than 43,000 hectares for livestock activities and approximately 4,400 hectares for agricultural activities. Hosting about 55,000 heads of cattle, Los Pozos is thus the largest beef cattle farm in Argentina with high efficiency indicators per hectare.

During the current fiscal year, our subsidiary Brasilagro has increased the number of sown hectares by 52% compared to the previous year, with 33,504 hectares being sown from its total portfolio of 165,373 hectares. These hectares are distributed among 8 farms and have been assigned to the production of soybean, corn, rice, sorghum and sugar cane. Brasilagro’s liquidity enables it to take any new acquisition or development opportunities that may arise.

As concerns our agricultural, livestock and forestry project in the Republic of Paraguay, we have made progress through our subsidiary Cresca S.A., where we hold a 50% interest. We intend to complete the development of the 41,930 hectares within a term of approximately 5 years, while maintaining about 50% of these hectares in reserve as required by environmental regulations of Paraguay. For such purpose, we have developed 3,000 hectares that will be used for agricultural production during the next campaign, and next year we expect to continue developing another 5,000 hectares.

The farms purchased in the Republic of Bolivia are in an advanced stage of operation. We have harvested approximately 10,000 hectares of summer crops, and have already sown over 11,000 hectares of winter crops. This possibility of annual double harvesting on the same surface area not only provides better yields in terms of adding summer results, but also increases soil productivity through appropriate crop rotation and fertilization techniques.

We aspire to have the best property portfolio in Latin America where low population density and hence larger number of hectares available for production result in a unique capacity for exporting commodities. We will continue to work for Cresud to attain the position as best vehicle for tapping opportunities in the region leading to the consolidation of a regional property portfolio with major appreciation potential. Based on the land available for agricultural production and the excess of food production per capita in Latin America, we believe that Cresud has a unique expertise and regional position that will ensure a successful implementation of its strategy, by anticipating the land appreciation cycle both within and outside Argentina.

These times of major challenges find us involved in projects with demanding objectives. I would hence like to thank our shareholders, investors, customers and suppliers for their trust and unremitting support, and to our directors and employees for their unconditional efforts and unfailing commitment, without which it would be impossible to achieve our goals year after year.

City of Buenos Aires, September 8, 2009.

Saúl Zang
Vice-president I
Acting as President

OUR STRATEGY

We seek to maximize our return on assets and overall profitability by (i) identifying, acquiring and exploiting agricultural properties having attractive prospects for agricultural production and/or long-term value appreciation and selectively disposing of properties as appreciation is realized, (ii) optimizing the yields and productivity of our agricultural properties through the implementation of state-of-the-art technologies and agricultural techniques and (iii) preserving the value of our significant long-term investment in the urban real estate sector held through our affiliate IRSA.

Focus on maximizing value of our agricultural real estate assets

We conduct our agricultural activities with a focus on maximizing the value of our real estate assets. We seek to rotate our portfolio of properties over time by purchasing large parcels of land which we believe have a high potential for appreciation and selling them selectively as opportunities arise to realize attractive capital gains. We believe that our ability to realize gains from appreciation of our farmlands is based on the following principles:

•

Acquiring under-utilized properties and enhancing their land use. We seek to purchase under-utilized properties at attractive prices and develop them to achieve more productive uses. We seek to do so by (i) transforming non-productive land into cattle feeding land, (ii) transforming cattle feeding land into land suitable for more productive agricultural uses, (iii) enhancing the value of agricultural lands by changing their use to more profitable agricultural activities; and (iv) reaching to the final stage of the real estate development cycle by transforming rural properties into urban areas as the boundaries of urban development continue to extend into rural areas. To do so, we generally focus on acquisitions of properties outside of highly developed agricultural regions and/or properties whose value we believe is likely to be enhanced by proximity to existing or expected infrastructure.

•

Applying modern technologies to enhance operating yields and property values. We believe that an opportunity exists to improve the productivity and long-term value of inexpensive and/or underdeveloped land by investing in modern technologies such as genetically modified and high yield seeds, direct sowing techniques, machinery, crop yield optimization through land rotation, irrigation and the use of fertilizers and agrochemicals. To enhance our cattle production, we use genetic technology and have a strict animal health plan controlled periodically through traceability systems. In addition, we have introduced a feedlot to optimize our beef cattle management and state-of-the-art milking technologies in our dairy business.

•

Anticipating market trends. We seek to anticipate market trends in the agribusiness sector by (i) identifying opportunities generated by economic development at local, regional and worldwide levels, (ii) detecting medium- and long-term increases or decreases in supply and demand caused by changes in the world’s food consumption patterns and (iii) using land for the production of food and energy, in each case in anticipation of such market trends.

•

International expansion. Although most of our properties are located in different areas of Argentina, we have begun a process of expansion in other Latin American countries. We believe that an attractive opportunity exists to acquire and develop agricultural properties outside Argentina, and our objective is to replicate our business model in such other countries which include, among others, Brazil, Bolivia, Paraguay and Uruguay. For example, in 2005 we and several Brazilian partners founded BrasilAgro. As of June 30, 2009, BrasilAgro had 8 properties totaling 165,373 hectares, purchased at highly attractive values compared to the average prices prevailing in the respective regions, all of which have a huge appreciation potential. In addition, during the fiscal year 2009, Cresud entered into a number of agreements to formalize its positioning in South American countries. At June 30, 2009, the Company owned 12,166 hectares located in the Republic of Bolivia, and 50% of 41,931 hectares located in the Republic of Paraguay.

Increase and optimize production yields

We seek to increase and improve our production yields through the following initiatives:

•

Implementation of technology. We seek to continue using state-of-the-art technology to increase production yields. We plan to make further investments in machinery and the implementation of agricultural techniques such as direct sowing to improve cereal production. We believe that we may improve crop yields by using high-potential seeds (GMOs) and fertilizers and by introducing advanced land rotation techniques. In addition, we intend to continue installing irrigation equipment in some of our farms to achieve higher output levels.

•

We seek to continue improving beef cattle production through the use of advanced breeding techniques and technologies related to animal health. We plan to improve the use of pastures and expect to make further investments in infrastructure, including installation of watering troughs and electrical fencing.

•

We have implemented an individual animal identification system, using plastic tags for our beef cattle and “RFID” tags for our dairy cattle, to comply with national laws on traceability. Also, we acquired software from Westfalia Co. which enables us to store individual information about each of our dairy cows. In the beef cattle business, we initiated Argentina’s first vertically integrated beef cattle processing operation by entering into a partnership with Tyson Foods (through its controlled subsidiary Provemex Holdings LLC), hereinafter “Tyson Foods”, to set up Cactus Argentina S.A. (“Cactus”), a feedlot and slaughterhouse operator.

•	In connection with our milk production, we plan to continue developing our activities through the use of state-of-the-art technology and advanced feeding and techniques relating to animal health.

•	Increased production. We seek to increase our crop, beef cattle and milk production in order to achieve economies of scale by:

•	Increasing our owned land in various regions of Argentina by taking advantage of attractive land purchase opportunities as they arise.

•

Leasing productive properties to supplement our expansion strategy, using our liquidity to make productive investments in our principal agricultural and livestock activities. We believe that leasing enhances our ability to diversify our production and geographic focus, in particular in areas not offering attractive prospects for appreciation of land value.

•

Developing properties in areas where agricultural and livestock production is not developed to its full potential. As of June 30, 2009, we owned 238,012 hectares of land reserves and held approximately 132,000 hectares under concession located in under-utilized areas where agricultural and livestock production is not yet fully developed. We believe that technological tools are available to improve the productivity of such land and enhance its long-term value.

•

Diversifying market and weather risk by expanding our product and land portfolio. We seek to continue diversifying our operations to produce a range of different agricultural commodities in different markets, either directly or in association with third parties. We believe that a diversified product mix mitigates our exposure to seasonality, commodity price fluctuations, weather conditions and other factors affecting the agricultural and livestock sector. To achieve this objective in Argentina, we expect to continue to own and lease farmlands in various regions with differing weather patterns and to continue to seed a range of diversified products. Moreover, we believe that continuing to expand our agricultural operations outside of Argentina will enhance our ability to produce new agricultural products, further diversifying our mix of products, and mitigate further our exposure to regional weather conditions and country-specific risks.

Preservation of long-term value of our investment in IRSA

We seek to maintain the long-term value of our significant investment in the urban real estate sector through IRSA. We believe that IRSA is an ideal vehicle through which to participate in the urban real estate market due to its substantial and diversified portfolio of residential and commercial properties, the strength of its management and what we believe are its attractive prospects for future growth and profitability.

MACROECONOMIC CONTEXT

The International Context

The global economy has been severely affected by the financial crisis and the slow-down in the level of global activity. According to IMF estimates, the actual GDP of the developed economies shrank by 7.5% in the fourth quarter of 2008 and it is estimated that in the first quarter of 2009 GDP continued to decrease at a similar rate, which would turn this into the most severe global recession in five decades.

Since the beginning of the financial crisis until June 2009, the IMF calculates that GDP per capita at the global level has decreased by 3.68% on a weighted basis, industrial production fell by 6.23%, total imports and exports shrank by 11.75%, the consumption of oil shrank by 1.5%, unemployment (in percentage changes and only in the developed economies) rose by 2.56%, capital flows (as a percentage of GDP) diminished by 6.18%, consumption per capita fell by 1.11% and that there has been an 8.74% decrease in investments.

With the global economic activity cooling fast, inflationary pressures sustained an equally rapid dissipation. The prices of raw materials fell considerably compared to the peaks posted in midst-2008, which brought about a loss of revenues in the economies that export these products, mainly in Latin America and Africa. At present, and despite a recovery, the prices have not yet returned to the peaks reached in the year 2008.

Although this recession is driven by a major drop in the level of activity in the developed economies, emerging economies have sustained its impact as well due to the high degree of contagiousness and synchronicity that prevails in today’s world.

Most probably, it is the US economy that has taken the hardest blow from the financial strains and the deceleration in the home sector. However, Western Europe and the developed economies of Asia have been seriously affected by the collapse in global trade and their worsening financial difficulties. The economies in the emerging markets have also encountered problems and in aggregate numbers, they have shrunk by 4% in the fourth quarter of 2008.

The varying policy measures adopted in connection with this situation range from expansive monetary measures, capital injections by some governments and a broad range of liquidity supply services to fiscal stimulus programs. These would seem to be yielding a positive outcome in stabilizing the situation in the medium term, although existing prospects are uncertain.

Even though trust in the financial markets is still scarce, since the G-20 meeting in early April 2009, there have been encouraging signs of economic recovery. Both France and Germany have recently announced that they are no longer in recession as GDP had grown by 0.3% in the second quarter of 2009 whereas China announced that its industrial production had grown by 8.9% in May compared to 7.3% in April.

Subsequent to the close of the fiscal year, signs of recovery such as increases in the level of economic activity started to show in some developed economies, and a decrease in the unemployment rate as well as improvements in the prices of homes in the U.S.

The Argentina’s Economy

Within this international context, Argentina’s GDP has succeeded in maintaining favorable performance during the year 2008, with 6.8% economic growth according to official sources. In the year 2009 to date, however, a slow-down has been perceived in the level of activity: the EMAE indicator, a monthly estimate of economic activity, has picked up that May 2009 did not show variations compared to May 2008, which is read as a sign of recession. Besides, Estudio Broda & Asoc. forecasts negative growth, at 4%, for the whole calendar 2009.

As regards the Aggregate Demand, Total Consumption continues to be its main component. In this respect, during the first 3 months of calendar 2009, the relative weight of Total Consumption was about 70%.

In late 2008, consumption showed to be growing at slower rates, driven mainly by Private Consumption. According to Centro de Economía Regional y Experimental (CERX), in the first quarter of 2009 consumption dropped by 1.4% year-on-year and it is estimated that for calendar year 2009, private consumption would drop by 2.2% as a consequence of the reduction in real wages, the difficulties encountered by borrowers to honor their debts and the existence of uncertainty.

The drop in real wages would be due to an inflation rate that according to private sources would exceed the 16.43% salary raise in the course of fiscal 2009. It is worth noting that a comparison of March 2009 to December 2008 points to a 15% increase in unemployment. However, it is important to note that this increase was due to the rise in the Economically Active Population (EAP) as the level of activity remained constant during the period under consideration.

Gross Domestic Fixed Investment (GDFI) appears to be one of the components of demand that shrank the most during the period (it posted a 14.2% drop in the first quarter of 2009) according to official sources. This decrease is explained by the reduction in investments in construction and the drop in durable production equipment (mainly imported components).

The use of installed capacity in the industrial sector stood at 70.8% in June 2009. This entails a 1.4% reduction compared to the situation a year earlier. The sectors that were most adversely affected were the basic metal industries and the car-making, textile and oil refining sectors. Despite the drop in the general level, there were sectors that performed favorably, including chemical substances and products, rubber and plastics production, tobacco and the food and beverages sectors.

As regards constructions, according to the Summary Indicator of Construction Activities (ISAC, in Spanish), this sector has accumulated a 2% decrease year-on-year during the first six months of the year.

In spite of the international crisis, during the first six months of this year the external sector showed a US$ 9,861 million surplus in the trade balance, with a 93% positive variation year-on-year, according to official sources, continuing with the trend shown in 2008. Total exports amounted to US$ 27,250 million compared to the US$ 17,389 million disbursed in exchange for imports. This means that during the first six months of 2009 exports fell by 19% year-on-year whereas imports fell by 38%.

As regards exports, the decrease in their amount would be explained by a drop in the export prices that could not be offset by the increase in the quantities sold. As regards imports, the decline would be explained by a decrease in the prices and the quantities imported.

As concerns public finances, according to the Ministry of Economy, in the year 2008 the primary result yielded by the Public Sector was Ps. 28,148 million, i.e., 33% above the figure posted for 2007.

In November 2008 and as set forth in Section 1 of Law No. 26245, the Comprehensive Pension and Retirement System was unified into a single government-run social security system that has been named Argentine Integrated Social-Security System (SIPA, in Spanish) to be funded through a solidarity-based pay-as-you-go system that guarantees that the members and beneficiaries of the capitalization system that had been in place until the enactment of Law No. 26245 will receive identical coverage and treatment as that afforded by the government-run social security system. With this reform, the funds accumulated by the pension fund managers in the privately-run pension fund management system have been transferred to Argentina’s social security authorities (Administración Nacional de Seguridad Social - ANSeS), an autarchic government agency that has been entrusted with managing the balances previously held by pension fund managers.

According to Estudio Broda & Asoc., in the year 2009 to date, tax collections have been adversely affected and surpluses have shrunk. From a year-on-year 34.8% growth in the first six-month period of 2008, tax collections only grew by 8% year-on-year in the same period of 2009 without considering the effect of the transfer of pension fund managers; if this effect were considered, the growth in tax revenues would be 14.6%. The growth in tax revenues in this six-month period was driven by the Social Security revenues. During the period, the government has not significantly curbed its Primary Expenditures (they grew by 30.9% year-on-year).

In connection with inflation, it is to be noted that there are discrepancies amongst analysts and pundits as regards the criteria used to measure the Consumer Price Index as published by the Argentine Institute of Statistics and Censuses (INDEC).

According to INDEC, the Consumer Price Index for Greater Buenos Aires would show inflation at approximately 2.17% in the period January through June 2009, whereas the “Consumer Price Index for the rest” (INDEC’s approach to underlying inflation excluding prices that are regulated and prices that vary according to the season, such as food, apparel, tourism and education) showed a 1.5% increase. Likewise, there are discrepancies as regards the set of available indicators, as follows: Wholesale Domestic Price Indices (IPIM) (3.1% since December 2008) and Production Cost Index (ICC) (4.4% since December 2008).

For the year 2008, the Consumer Price Index for Greater Buenos Aires would show a year-on-year variation at December 2008 of 7.23%. Besides, the “Consumer Price Index for the rest” shows an 8.69% increase for the same period. The other indicators show again major discrepancies, as follows: Wholesale Domestic Price Indices (IPIM) (8.4% for 2008), Production Cost Index (ICC) (20.71% for 2008) and Index of GDP Implied Prices (IPI) (19.1% for 2008).

Finally, it is worth noting that amongst private estimates, the Consumer Price Index for 7 Provinces which had been showing significant correlation to the Consumer Price Index for Greater Buenos Aires until the year 2007, is now at around 20%. Other private consultants estimated prices to have risen by no less than 13% in the year to date and there were some others that calculated inflation to be about 23% for the year 2008 on the basis of their own surveys.

Closely related to monetary decisions is the Country Risk issue. During the period under analysis, Argentina has exhibited the greatest volatility as measured by this indicator compared to the other countries in the region. As a result, access to external financing has been restricted during the past year. Towards the end of 2008 and as a result of the domestic and international contexts, this indicator skyrocketed due to the scarcely favorable expectations for Latin America as a whole. During the last quarter of fiscal 2009, the indicator pointed to a downward trend as a result of expectations that already assumed that the international financial crisis would adversely affect the region.

As a result of Country Risk volatility in October and November 2008, there was no access to external financing. On top of the heavy restrictions upon liquidity in the domestic market, the situation described had a bearing on the private bank deposit rate at 30 days, which exhibited major peaks in October and November 2008 and hit all-time highs close to 25% thus placing severe limitations on local funding during fiscal 2009. This notwithstanding, the Central Bank’s strategy consisted in allowing the rate to fluctuate until it reached the levels fixed by market expectations and by the end of fiscal 2009 the rate was close to 13%.

As concerns the currency and terms of deposits, in the last month of fiscal 2009 a preference was perceived for assets with higher liquidity and for deposits in foreign currency. The latter rose by 77.06% during fiscal 2009.

As a consequence of the symptoms of the international financial crisis, the remittance of foreign currency abroad amounted to US$ 11,195 million for the first six months of calendar 2009.

Besides, in connection with the nominal foreign exchange rate, the policy that entailed a preventative accumulation of foreign currency, which reached US$ 46,026 million as of June 30, 2009, dispelled any doubts about the ability of the Central Bank to maintain the value of the currency.

During fiscal 2009 the actual multilateral exchange rate was also affected by the decrease in the level of exports discussed above. However, the index started to recover in December and reached the end of fiscal 2009 with a value that was 2.5% higher than the index at June 30, 2008.

Within this context, the monetary policy implemented by the Central Bank consisted in using the money in circulation plus deposits in checking accounts and savings accounts (which represent the monetary aggregate known as M2) to exert indirect influence on the interest rate. In the year 2009 to date, the Central Bank attained the objectives established in its Monetary Program 2009 exerting influence over the level of money in circulation through purchases and sales of treasury securities, purchases and sales of foreign currency, transactions with the public sector and repo transactions.

The following table shows the main indicators that summarize the performance of the Argentine economy since the 2001 crisis.

Main Indicators

	2001	2002	2003	2004	2005	2006	2007	2008
Actual GDP Growth (in %)	-4.40%	-10.90%	8.80%	9.00%	9.20%	8.50%	8.50%	7.00%
Inflation (Combined prices) in % *	-1.70%	49.40%	16.00%	5.90%	9.10%	9.80%	8.50%	6.80%
Unemployment Rate ***	20.50%	20.70%	14.50%	13.00%	10.10%	8.70%	7.60%	7.30%
Primary Surplus (w/o privatizations) in % of GDP	0.50%	0.70%	2.30%	3.90%	3.70%	3.50%	3.20%	3.10%
Exports - FOB (US$ million)	26,610	25,710	29,565	34,550	40,107	46,569	55,779	70,021
Imports - CIF (US$ million)	20,320	8,991	13,834	22,447	28,688	33,500	44,706	57,423
Trade balance (US$ million)	6,289	16,719	15,731	12,103	11,419	12,410	11,073	12,598
Balance of Payments Current Account (US$ billion) **	-3,291	8,673	7,659	3,349	5,705	8,053	7,466	7,034

Source INDEC

(*)	Consumer Price Index – Greater Buenos Aires - INDEC

(**)	On an accrual basis

(***)	Country average (as a % of Economically Active Population)

AGRICULTURE AND CATTLE RAISING SECTORS IN ARGENTINA

Argentina has positioned itself over the years as one of the world’s leading food producers and exporters. It is the second largest country in South America after Brazil and has particularly favorable natural conditions for diversified agricultural production: vast extensions of fertile land and varied soil and weather patterns.

During the decade of the nineties, the Argentine agriculture and cattle raising industry experienced sweeping changes, such as a significant increase in production and yield (thanks to a sustained agricultural modernization process), relocation of production (crops vs. livestock) and a significant restructuring process within the industry, as well as land concentration. Taking advantage of a favorable international context, the agriculture and cattle raising sector has been one of the major drivers of the Argentine recovery after the economic and financial crisis of 2002.

Agriculture Sector

According to estimates of the Argentine Secretary of Agriculture, Cattle Raising, Fisheries and Food Industries (SAGPyA in Spanish), the 2007/2008 farm season represented another record hit for Argentina, with total production estimated at over 96 million tons, 2.7% higher than the previous season. Total production of oilseeds for the 2007/08 campaign reached 51.5 million tons, 0.3% lower than the previous campaign, while total production of cereals during 2007/2008 amounted to 44.5 million tons, 6.5% higher than the previous campaign.

Source: Agricultural Estimates – SAGPyA.

This increase in the total grain production during 2007/2008 compared to the previous season is explained mainly by the increase in sown area, which rose 6.1%, as yields were affected by various weather problems.

Source: Agricultural Estimates – SAGPyA.

However, in the last months one of the most significant droughts in the last 70 years has affected the main productive regions of the country, with a negative impact on the agriculture and livestock sector in the 2008/2009 farm season as well as on the prospects for the next season in terms of yields and sown areas. According to estimates of the Argentine Secretary of Agriculture, Cattle Raising, Fisheries and Food Industries (SAGPyA in Spanish), the production of sunflower is expected to drop by approximately 48.4% during this season compared to the previous season. In the case of wheat, from the 16.3 million tons produced in the previous season, the output for the 2008/2009 season is expected to be 8.3 million tons. In connection with corn, the output is expected to be between 12.5 and 13.8 million tons, compared to approximately 22.0 million tons for the previous season. As concerns soybean, according to the United States Department of Agriculture (“USDA”), production in Argentina will reach 32.0 million tons compared to 46.2 million tons in the previous season. Crop prices have improved after the drop caused by the global financial and economic crisis, mostly due to the decrease in the production of crops in South America as a result of the drought.

As regards export taxes, in November 2007 the Argentine government raised the withholding rates applied on exports of soybean and soybean by-products (from 27.5% to 35%), wheat (from 20% to 28%) and corn (from 20 to 25%). Through this scheme, the government withheld a fixed percentage over the FOB price of grains, which meant that any future price increase would have had an impact on both the farmers’ and the government’s revenues. Given the structure of export taxes, the other side of the significance of the agriculture and livestock sector in terms of exports is the impact it has on the fiscal area. In 2008, exports of agriculture and livestock products (crops and beef without an integrated industrial process) accounted for 32% of total revenues from export taxes, which in turn represented 13.4% of the Argentine State’s total revenues.

Since 1994, agricultural production has been growing significantly as a result of changes in production systems with the extension of direct sowing, biotechnology and the larger use of agrochemicals, fertilizers and irrigation. In addition, the increase in sown areas with the incorporation of marginal areas to production and the expansion of agricultural activity into traditionally cattle raising areas, added to higher yields, have been the major drivers of growth.

Along with this production process, exports of crops and by-products have also shown a sustained growth in the last years. From the total of US$ 70,589 million of foreign sales during 2008, US$ 24,157 million resulted from sales of beans, soybean oil, flour and pellets, corn and wheat exclusive for sowing and oil, sunflower seeds and pellets, which represents 34.2% of total foreign sales. Argentina is the third worldwide exporter of soybean crops and the largest global supplier of soybean oil and flour, the second worldwide exporter of corn, and is positioned among the five largest exporters of wheat despite the estimated decrease in the number of tons of crops exported during the 2008/09 season.

According to the report prepared by the United States Department of Agriculture, USDA Agricultural Baseline Projections to 2018, the Argentine agricultural production continues to have very good prospects, and the country is positioned as a strong competitor of the US in the agriculture and cattle raising sector.

According to the USDA’s report, as a general framework, a slowdown in worldwide economic growth is anticipated for the first period of the 2009-2018 projections, but with a recovery after 2010, to stay above the historical growth average during the second part of the above mentioned period. This recovery is the basis for growth in global demand for agriculture and livestock products. The average rate of growth of the global economy is expected to be 3.4% per year between 2009 and 2018. The higher growth expected in developing countries is the basis for the strong demand for food anticipated for the coming years, as their populations obtain higher revenues.

In the last eight years the world consumption of cereals and oilseeds has exceeded production, resulting in a substantial reduction of stocks and a strong rise in prices between 2003 and 2008. Consequently, there was an increase in the global sown area during 2008 and, coupled with good weather conditions, world production of cereals and oilseeds grew by 5%.

According to the USDA’s report, the main expansion of sown area will occur in countries with available land reserves such as Brazil, other Latin American countries, some countries of Eastern Europe and Ukraine.

According to the USDA, world production of crops (corn, wheat, soybean, sorghum, cotton, barley and rice) is expected to increase by approximately 18% in the period between the 2007/08 and 2018/19 seasons. The increase in the number of tons produced reflects the increase in the harvested area and expected yields. The USDA estimates that, from the approximately 650 million hectares harvested worldwide for the production of crops (corn, wheat, soybean, sorghum, cotton, barley and rice), for the 2018/19 season there will be approximately 695 million harvested hectares. Near two thirds of the growth in world production will result, however, from higher crop yields.

In relation to prices, due to the anticipated strong demand for agricultural products combined with the continuing demand for ethanol and biodiesel in the United States, it is expected that cereal and oilseed prices will stay above the price levels prevailing before 2007.

Traditional exporters of agricultural commodities such as Argentina, Australia, Canada, member states of the European Union and the United States will continue to have a leading role during the next decade. However, a growing presence is expected from countries that are making large investments in their agricultural sectors, such as Brazil, Russia, Ukraine and Kazakhstan.

According to the USDA, the production of biofuels is experiencing a swift expansion in several countries. Projections assume that over the next years the most significant increase in biofuel production will occur in the European Union, Brazil, Argentina and Canada, pushing up the already growing demand for seeds used for the production of oils. Argentina is the first exporter of soybean oil and by-products, showing its large milling capacity, small domestic demand for these products and export tax policy that favors the export of soybean by-products and biodiesel as compared to soybeans. Biodiesel production in Argentina is expected to double during the period under analysis.

In addition, ethanol production in the United States has rapidly increased in the last years. The expansion of this industry will continue, although estimated growth rates will be lower than those of previous years. Biodiesel production in the United States is expected to reach a billion gallons in 2012.

Due to the increase in the production of ethanol from corn in the United States, the USDA expects an increase in the production and export of corn for countries such as Argentina, Brazil, Ukraine and European Union countries. Argentina is expected to maintain its leadership position as second worldwide exporter of corn.

Beef Cattle Sector

In the past years, the worldwide beef market has experienced sweeping changes and great dynamism due to international supply and demand conditions.

On the side of demand, in a context of more restrictive commercial policies, deteriorating economic conditions at international level and changing market conditions, there was a decrease in beef consumption worldwide during 2008.

On the other hand, according to Food and Agriculture Organization of the United Nations (FAO) estimates, the world production of cattle beef decreased by 0.3% in 2008 as a result of the reduction of stocks, higher costs of supplies and lower yields.

Argentina, with a stock near 55 million cattle heads, is one of the main worldwide producers and exporters of beef. Approximately 85% of the country’s production is sold in the domestic market where Argentineans lead the list of beef consumers with 68.7kg per capita per year in 2008.

As a result of the strong demand in recent years -both domestic and foreign- and stagnated supply, an exponential increase in consumer prices was generated. To counteract this effect a minimum weight of slaughtered animals was established, and a number of quantity and administrative restrictions were applied to foreign sales of cattle beef. The number of slaughtered animals in 2008 reached 14.5 million head compared to 14.9 million head recorded in 2007. Production in 2008 went down by 3.3% compared to the previous year, reaching 3.1 million tons of dressed carcasses. The decrease in the slaughtering and production of beef was partially prompted by the scarce rainfall in Argentina’s producing areas, which has had an impact on beef cattle, causing their death and affecting the production of beef and by-products. In addition, the levels of slaughtered animals and beef production were prompted by the liquidation of stocks, which will result in higher constraints in the medium term.

Source: SAGPyA

According to data from the SAGPyA, during 2008, 429 thousand tons of cattle beef were exported (in terms of dressed carcasses). This meant a 20.3% drop compared to export volumes in 2007. In monetary terms, foreign sales generated revenues of US$ 1,486 million, 16.0% higher than in 2007, due to the increase in prices of dressed carcass tons, which represented 45%. In 2008, the principal destinations of Argentine cattle beef exports were Russia, Germany, Chile, Israel and the Netherlands, which together purchased nearly 60% of total beef exports. For the first five months of 2009, cattle beef exports reached 223,972 tons (in terms of dressed carcasses), 43.8% higher than the volume exported in the period from January to May 2008.

The development of the livestock sector in Argentina has always been closely linked to the control of foot-and-mouth disease (FMD). Having been declared free of the disease “with vaccination” in 2002, in February 2006 there was an outbreak that affected this status. The outbreak was quickly brought under control and the country regained the status of “FMD-free” country in early 2007.

BSE still affects livestock at the worldwide level. Argentina is one of the world producers, together with Australia, Finland, Iceland, Norway, New Zealand, Paraguay, Singapore, Sweden and Uruguay, that has been recognized as a “BSE-free country”. The SENASA (Argentine Sanitation and Quality Service Agency) has played a major role in this issue, as it soon imposed sanitation control measures to isolate the country and prevent the disease.

Milk Sector

According to the FAO, the world production of milk rose 1.7% in 2008, reaching 687.7 million tons. Total milk production has remained relatively constant, whereas a deceleration in the growth of major milk producers and exporters has been observed. In Oceania, the adverse weather conditions affected the performance of Australia and New Zealand where a 3.2% decrease in the production of milk was observed during the period 2007-2008. In Asia, production was affected by the detection of melamine in dairy products from China. This situation, however, has led to the improvement of the regulatory framework for the sector and, according to estimates, Asian production of dairy products will increase by 3.5% in 2009. This is one of the largest producing regions in the world and is also a substantial importer of milk products and absorbs a considerable portion of world production. In Latin America and the Caribbean many countries have emerged as exporters or have started to replace imports with domestic production in recent years, and a strong growth of supply is forecast for this region.

In 2008, total milk production in Argentina was 10,010.0 million liters, 4.8% above the total recorded in 2007. Despite this increase, production was impacted by drought and higher production costs.

Source: SAGPyA

In regard to exports, the principal destinations of Argentine milk exports in 2008 were Venezuela, Brazil and Argelia. According to official data, in 2008, 280,374 tons of milk products were exported, representing revenues of US$ 1,068,910. These figures represented drops of 11.2% in volume and of almost 42.2% in value compared to the previous year. It should be noted that milk product prices experienced a significant decrease in the international market.

Appreciation of Land Value

From 2002 to 2008, Argentine land values accounted for a very significant rise mainly as a consequence of the attractive international prices of grains. Besides, the technological package consisting of direct sowing, the application of fertilizers, soil humidity handling and agrochemicals have helped extend agricultural borders in many areas. The increase in productivity has driven prices in many regions that were formerly regarded as marginal areas for agriculture purposes.

The chart below shows the changes in average prices for nucleus, mixed and breeding farm areas since 1990, as per the survey conducted by Márgenes Agropecuarios magazine:

Source: Márgenes Agropecuarios magazine

During 2008, the value of land appreciated approximately 29.0% as concerns corn fields, 25.3% as concerns winter grazing pastures, and approximately 41.8% as concerns cattle breeding fields. However, during the first semester of 2009, the value of land decreased by 13.7% for fields in core areas, 16.2% for winter grazing pastures and 17.9% for cattle breeding fields.

Product Prospects (1)

The sources of the following information are the SAGPyA, the USDA, the Instituto Interamericano de Cooperación para la Agricultura, Márgenes Agropecuarios, the Food and Agriculture Organization of the United Nations and internal data.

Wheat

USDA projections for the 2009/2010 campaign at global level estimate a production of approximately 656.48 million tons of wheat, 3.8% lower than the previous campaign, that is 25.8 million tons less than in the 2008/2009 campaign when crop growing conditions were excellent in most producing countries. Most of the reduction is expected among the largest producers, particularly the European Union, the Russian Federation and the United States. Recovery is expected in other countries such as the Islamic Republic of Iran, Argentina and Syria; however, this recovery will not be sufficient to offset the reduction at global level.

As regards Argentina, the USDA projects a 9.5 million ton production for the 2009/2010 season, 13.1% higher than the prior year campaign, but 47.2% lower than the amount harvested in the 2007/2008 campaign. The rising prices of supplies required for wheat implantation, coupled with the effect of taxes on grain exports, have had an impact on the incentive to grow this crop. In addition, the FAO forecasts that in the event that normal weather conditions return for the rest of the season, improved yields could lead to a larger harvest in 2009 compared to that of the previous year, which was affected by adverse weather conditions.

Corn

Globally, the USDA estimates a 0.15% rise in corn production for the 2009/2010 campaign, totaling 789.83 million tons compared to 788.64 million tons in the previous cycle. The sown area is estimated in 157.25 million hectares, which remained relatively unchanged compared to the previous campaign.

For Argentina, the USDA estimates that corn production would reach approximately 15.0 million tons, 15.4% higher than in the 2008/09 campaign.

Soybean

In the case of soybean, for the 2009/2010 campaign, the USDA projects a world production of 243.73 million tons, 15.7% more than the previous year. Most of this increase arises from the estimation that a recovery will take place in Argentina and Brazil, which are undergoing a severe drought in the major productive regions.

For Argentina, the USDA estimates project a production of 51.0 million tons for the 2009/10 campaign, 59.4% higher than that of 2008/09, and 10.4% higher than the 2007/08 campaign.

Sunflower

Globally, sunflower production for the 2009/2010 campaign is projected at approximately 31.88 million tons compared to 32.78 million tons in the previous year.

In Argentina, the interest in sunflower has increased, resulting in a larger sown area totaling approximately 2.30 million hectares. According to the USDA’s report, the Argentine production of sunflower is forecast to be 4.0 million tons, 37.9% higher than the 2008/09 campaign.

Beef Cattle

Since 2008, beef price increases have provided a certain relief to producers, who had experienced decreasing margins during recent years. However, according to FAO estimates for 2009, profitability prospects are decreasing, after a constant decline of beef prices from their maximum levels in October 2008. The drop of beef prices largely reflects the weakening demand due to the deterioration of the global economic environment, which impacts the growth of consumption, especially in developed countries.

As concerns world beef cattle production, for 2009 the FAO estimates that it will stay virtually unchanged, reaching 65.1 million tons. The decrease in cattle stocks in Oceania, Europe, North and South America would tend to limit the number of slaughtered animals, and also affect production in these regions. However, these deficiencies at worldwide level are expected to be offset by increases in Asia and Africa.

On the other hand, Argentina has been affected by a longstanding drought which has impacted cattle stocks. In addition, this sector has been affected by the high prices of supplies and cumbersome access to credit. Consequently, according to FAO estimates, there will be a decrease in the supply of cattle beef in Argentina during 2009.

Milk

During 2009, the world production of milk is expected to increase by a percentage similar to last year, that is 1.6%. This increase is below the average rate of growth of world milk production of 2.0% prevailing during the previous decade. Production will grow more in developing countries than in developed countries and, accordingly, the former will have a 48% share in total production compared to 40% ten years ago. The production prospects for the five largest milk producers have deteriorated and production is expected to fall in North America and Europe as a result of higher costs of feeding cattle. In addition, a slowdown in the rate of growth in South America is anticipated due to adverse weather conditions.

In Argentina production is expected to reach 10.6 million liters during 2009, that is 2.9% higher than that of 2008. This increase is lower than that of the period 2007/2008 as a consequence of adverse weather conditions and net revenues from milk sales, which have had an impact on producers’ profitability. Investments made in the milk producing sector are enabling Argentina to focus on global export markets, especially in the powdered milk and cheese sectors. However, growth may be adversely affected by high prices of grains and oilseeds that reduce available pastures, increase feeding prices and affect the profitability of dairy products.

(1)	Sources: SAGPyA, USDA, Instituto Interamericano de Cooperación para la Agricultura, Márgenes Agropecuarios, Food and Agriculture Organization of the United Nations and internal data.

BUSINESS DESCRIPTION

Our Company

We are a leading Argentine agricultural company engaged in the production of basic agricultural commodities with a growing presence in the agricultural sector of Brazil, through our investment in BrasilAgro—Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”), as well as in other Latin American countries. We are currently involved in a range of activities including crop production, beef cattle raising and milk production. Our business model, which is in process of expansion abroad, taking into account the specific conditions of each country, focuses on the acquisition, development and exploitation of properties having attractive prospects for agricultural production and/or value appreciation and the selective disposition of such properties where appreciation has been realized. Our shares are listed on the Buenos Aires Stock Exchange and the NASDAQ.

As of June 30, 2009, we owned 25 farms with approximately 484,246 hectares. Approximately 41,740 hectares of the land we own are used for crop production, approximately 96,064 hectares are for beef cattle production, 100,911 hectares are for sheep production, 4,334 hectares are for milk production and approximately 3,185 hectares are leased to third parties for crop and cattle beef production. The remaining 238,012 hectares of land reserve are primarily natural woodlands. In addition, through our subsidiary Agropecuaria Anta S.A. we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years. Also, during fiscal year 2009 ended on June 30, 2009, we leased 57,938 hectares from third parties for crop production and 32,795 hectares for beef cattle production.

During the fiscal years ended June 30, 2008 and 2009, we had consolidated sales of Ps. 185.6 million and Ps. 1,254.7 million, production income of Ps. 159.8 million and Ps. 172.5 million, and consolidated net income of Ps. 22.9 million and Ps. 124.6 million, respectively. During the fiscal years ended June 30, 2008 and June 30, 2009, our total consolidated assets increased 188.7% from Ps. 2,069.8 million to Ps. 5,976.1 million, and our consolidated shareholders’ equity increased 2.9% from Ps. 1,762.3 million to Ps. 1,812.9 million.

The following table sets forth, at the dates indicated, the amount of land used for each production activity (including owned and leased land and land under concession):

	Uses of land
	Fiscal Year ended June 30,
	2005 (1) (6)	2006 (1) (7)	2007 (1) (7) (8)	2008 (1) (7) (8) (9)	2009 (1) (7) (8) (9) (10)
	(in hectares)
Crops (2)	39,831	41,283	53,579	63,900	115,411
Beef Cattle (3)	96,380	129,946	114,097	123,935	128,859
Milk	1,776	1,698	2,609	4,320	4,334
Sheep	—	—	90,000	90,000	100,911
Natural woodlands (4)	263,177	418,477	393,677	385,573	356,796
Owned farmlands leased to others	9,978	14,229	13,771	8,467	8,317

Total (5)	411,142	605,633	667,733	674,195	714,628

(1)	Includes 35.723% of approximately 8,299 hectares owned by Agro-Uranga S.A., an affiliated Argentine company in which we own a non-controlling 35.7% interest.

(2)	Includes wheat, corn, sunflower, soybean, sorghum and others.

(3)	Breeding and fattening.

(4)	We use part of our land reserves to produce charcoal, rods and fence posts.

(5)

During fiscal year 2005, 16,299 hectares were leased for agricultural production. As of June 30, 2006, farmlands were leased in which 17,004 hectares were assigned to agricultural production and 32,647 to beef cattle production (including the “Ñacurutú”

farm). As of June 30, 2007, 25,307 hectares were leased for agricultural production and 29,208 hectares were leased for beef cattle production. As of June 30, 2008, 30,449 hectares were leased for agricultural production and 32,895 were leased for beef cattle production. As of June 30, 2009, 59,615 hectares were leased for agricultural production and 32,795 were leased for beef cattle production.

(6)	Includes 977 hectares of “San Enrique” farm and 30,350 hectares of “Ñacurutú” farm, sold in fiscal year 2005.

(7)	Includes 6,022 hectares of “San Pedro” farm purchased on September 1, 2005 and approximately 162,000 hectares through our 99.99% interest in Agropecuaria Anta S.A. which holds, among other assets and rights, the concession for the start-up of production pertaining to a comprehensive development project. Does not include 5,727 hectares of “El Gualicho” farm sold on July 25, 2005.

(8)	Does not include 20,833 hectares of “Tapenagá” farm, 14,516 hectares of “Los Pozos” farm and 50 hectares of “El Recreo” farm, which were sold in fiscal year 2007. Includes 24% of 170 hectares owned by Cactus Argentina S.A.

(9)	Does not include 4,974 hectares of “Los Pozos” farm and 2,430 hectares of “La Esmeralda” farm, which were sold in fiscal year 2008.

(10)	Includes 12,166 hectares of “San Cayetano”, “San Rafael”, “La Fon Fon” and “Las Londras” farms, which are located in Santa Cruz de la Sierra, Bolivia. Includes 50% of the 41,931 hectares of “Jerovia” farm located in the District of Boquerón, Paraguay, owned by Cresca S.A. through our equity interest in Agrology S.A. Does not include 1,658 hectares of “Los Pozos” farm sold in April 2009. Does not include 30,000 hectares of Agropecuaria Anta S.A. which were returned due to the reduction in the concession scope established by Decree No. 3766 of the Executive Branch of Salta. Includes 48% of the 170 hectares owned by Cactus Argentina S.A. Does not include rental for 1,829 hectares of El Recreo.

We are also directly engaged in the Argentine real estate business through our subsidiary Inversiones y Representaciones S.A., one of Argentina’s largest real estate companies. IRSA is engaged in a range of diversified real estate activities including the development of residential properties, the development, acquisition and exploitation of office buildings for rental, shopping centers and luxury hotels in Argentina. A majority of our directors are also directors of IRSA.

In September 2005, we, together with other Brazilian partners, founded BrasilAgro, a startup company organized to exploit opportunities in the Brazilian agricultural sector. In April 2006, BrasilAgro increased its capital through a global and domestic offering of common shares, and as of June 30, 2009, we owned 19.14% of the outstanding common shares of BrasilAgro. As of June 30, 2009, our investment in BrasilAgro represented approximately 3.6% of our total consolidated assets.

History

We were incorporated in 1936 as a subsidiary of Credit Foncier, a Belgian company engaged in the business of providing rural and urban loans in Argentina. We were incorporated to administer real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as a part of such liquidation, our shares were distributed to Credit Foncier’s shareholders and in 1960 were listed on the Buenos Aires Stock Exchange. During the 1960s and 1970s, our business shifted to exclusively agricultural activities.

During 1993 and 1994, Consultores Assets Management acquired on behalf of certain investors approximately 22% of our outstanding shares on the Buenos Aires Stock Exchange. In late 1994, an investor group led by Consultores Assets Management (including Dolphin Fund plc.) purchased additional shares increasing their aggregate shareholding to approximately 51.4% of our outstanding shares. In 1997, we increased our capital through a rights offering and global public offering of ADRs representing our common shares and listed such ADRs on the NASDAQ. In March 2008, we concluded the capital increase for 180 million shares, in which 100% of the shares offered were subscribed locally and internationally.

As of June 30, 2009, we had invested approximately Ps.789.0 million to acquire 55.64% of the outstanding common shares of IRSA. Between September and November, 2007, we acquired an additional 82.5 million common shares of IRSA by (i) converting US$ 12.0 million of IRSA’s 8.0% convertible notes due in November 2007 into 22.0 million common shares and (ii) exercising all of our IRSA warrants to acquire 60.5 million common shares for an aggregate purchase price of US$ 39.6 million. After such operations, we have no further warrants or convertible notes of IRSA. Subsequently, between December 2007 until June 30, 2009, we acquired 122,625,854 shares of IRSA, increasing our interest to 55.64% at the closing of fiscal year 2009. As from October 1, 2008, Cresud presents its financial statements in consolidated form with IRSA’s.

Our Principal Business Activities

During the fiscal year ended June 30, 2009, we conducted our operations on 25 owned farms and 74 leased farms. Some of the farms we own are engaged in more than one productive activity at the same time.

The following table sets forth, for the periods indicated, our production volumes by principal product line:

	Production of Primary Agricultural Products
	Fiscal Year ended June 30,
	2005(1)	2006(1)	2007(1)	2008(1)	2009(1)
Crops (2)	149,785	106,867	175,455	198,146	237,031
Beef Cattle (3)	10,657	9,803	9,913	8,786	7,112
Milk (4)	7,312	14,588	16,663	20,825	20,898

(1)	Does not include production from Agro-Uranga S.A.

(2)	Production measured in tons.

(3)	Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle owned by us.

(4)	Production measured in thousands of liters.

The following chart shows the surface area in operation in 2009 for each line of business:

•	Does not include Agro-Uranga S.A. (35.72% over 8,299 hectares) or Cactus.

•	Includes 883, 2,969, 3,748 and 4,566 hectares of the San Cayetano, San Rafael, La Fon Fon and Las Londras farms, respectively, located in Santa Cruz, Bolivia.

•	The farms under a concession scheme reflect the surface area in proportion to our 99.99% interest in Agropecuaria Anta S.A.

The following chart illustrates, for the fiscal year ended on June 30, 2009, the surface area in operation and the hectares held as land reserves, classified into own, under lease or under concession:

•	Includes 883, 2,969, 3,748 and 4,566 hectares of the San Cayetano, San Rafael, La Fon Fon and Las Londras farms, respectively, located in Santa Cruz, Bolivia.

•	The farms under concession reflect the surface area in proportion to our 99.99% interest in Agropecuaria Anta S.A.

•	Does not include hectares owned or under concession that were assigned to third parties under lease agreements.

Crop Production

Our crop production is mainly based on grains and oilseeds. Our crop production includes mainly wheat, corn, soybean and sunflower. Other crops, such as sorghum, are sown occasionally and represent only a small percentage of total sown land.

The following table shows, for the periods indicated, our crop production volumes:

	Crop Production
	Fiscal Year ended June 30,
	2005(1)	2006(1)	2007(1)	2008(1)	2009(1)
	(in tons)
Wheat	23,719	21,788	16,651	21,583	21,375
Corn	65,777	31,558	80,728	94,021	110,149
Sunflower	5,024	7,300	6,797	9,283	13,030
Soybean	48,730	42,797	61,283	59,479	76,893
Other	6,535	3,424	9,996	13,780	15,584
Total	149,785	106,867	175,455	198,146	237,031

(1)	Does not include production from Agro-Uranga S.A.

The following table shows the sown surface area assigned to crop production, classified into owned, under lease and under concession for the periods indicated below:

	Sown Land for Crop Production (1)
	Fiscal Year ended June 30,
	2005(2)	2006(2)	2007(2) (3)	2008(2) (3)	2009(2) (3)
	(in hectares)
Owned	24,423	24,279	27,047	29,640	47,729
Leased	16,299	17,004	25,307	30,449	59,615
Under concession	—	—	1,225	3,811	8,067
Total	40,722	41,283	53,579	63,900	115,411

(1)	Sown land may differ from that indicated under “Uses of Land”, since some hectares are sown twice in the same campaign and therefore are counted twice.

(2)	Includes hectares from Agro-Uranga S.A.

(3)	Includes hectares from Agropecuaria Anta.

The following table shows the hectares sown and tons harvested for the periods indicated below:

	Fiscal year ended on June 30
	2008(1)		2009(1)
	Hectares sown	Production(2)	Hectares sown	Production (2)
Wheat	6,114	21,583	8,611	21,375
Corn	18,294	94,021	26,992	110,149
Sunflower	6,317	9,283	9,722	13,030
Soybean	22,051	59,479	57,933	76,893
Others	5,931	13,780	7,610	15,584

Total	58,706	198,146	110,875	237,031

(1)	Does not include hectares from Agro-Uranga S.A.

(2)	Production measured in tons.

As of June 30, 2009, our crop stocks consisted in 4,002 tons of wheat, 36,517 tons of corn, 25,561 tons of soybean, 3,486 tons of sorghum and 8,648 tons of sunflower; whereas as of June 30, 2008 such stocks consisted in 14,017 tons of wheat, 43,678 tons of corn, 44,566 tons of soybean, 4,839 tons of sorghum and 4,162 tons of sunflower. As of June 30, 2009, the surface of leased land was 52% of the total sown land.

At June 30, 2009, 100% of wheat, 100% of soybean, 84% of corn and 100% of sunflower were harvested, while at June 30, 2008, 100% of wheat, 97% of soybean, 80% of corn and 100% of sunflower were harvested.

We seek to diversify our mix of products and the geographic location of our farmlands to achieve an adequate balance between the two principal risks associated with our activities: weather conditions and the fluctuations in the prices of commodities. In order to reduce such risks, we own and lease land in several areas of Argentina with different climate conditions to permit us to be able to sow a diversified range of products. Our leased lands for crops are located in Pampa region, a favorable area for crop production. The leased farms are previously studied by technicians who analyze future production expectations based on the historic use of the land. The initial duration of lease agreements is typically one or three seasons. Leases of farms for production of crops generally consist of lease agreements with payments based on a fixed amount of Pesos per hectare or crop sharing agreements (“aparcería”) with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of grains obtained or their equivalent value in Pesos. The principal advantage of leasing farms is that leases do not require us to commit large amounts of capital to the acquisition of lands but permit us to increase our scale in the short term and reduce the risk of inclement weather. The disadvantage of this strategy is that the cost of leasing can increase over time, in part, because increased demand for leased land increases the price of leased land.

In order to increase our production yields, we use, besides state-of-the-art technology, labor control methods which imply the supervision of the seeding’s quality (density, fertilization, distribution, and depth), crop monitoring (determination of natural losses and losses caused by harvester) and verification of bagged crop quality.

Wheat seeding takes place from June to September, and harvesting takes place from December to January. Corn, soybean and sunflower are sown from September to December and are harvested from February to June. Grains are available to be sold as commodities after the harvest from December to June and we usually store part of our production until prices recover after the drop that normally takes place during the harvesting campaign. A major part of production, especially wheat and sunflower seeds, corn and sorghum, is sold and delivered to buyers pursuant to agreements in which price conditions are fixed by reference to the market price at a specific time in the future that we determine. The rest of the production is either sold at current market prices or delivered to cover any futures contract that we may have entered into.

Beef Cattle Production

Our beef cattle production involves the breeding and fattening of our own animals. In some cases, if market conditions are favorable, we also purchase and fatten cattle which we sell to slaughterhouses and supermarkets. As part of our strategy to expand our activities within the beef cattle production chain, during 2003 we started to slaughter our own cattle after obtaining the needed licenses. As of June 2009, our beef cattle aggregated 87,803 heads, and we had a total surface area of 95,982 hectares dedicated to this business activity.

During the fiscal year ended June 30, 2009, our beef cattle activities generated sales of Ps. 17.7 million, representing 7.4% of our consolidated sales, and our production was 7,112 tons, a decrease of 19.1% compared to the previous fiscal year. The decrease in production and sales volume was primarily due to the fact that less heads of cattle were sent to the feedlot, which delayed the fattening process. In addition, it should be noted that the scarce rainfall in certain producing areas forced us to relocate livestock in some cases, which resulted in alterations in the cattle fattening process.

The following table sets forth, for the periods indicated below, the beef cattle production volumes:

	Fiscal Year ended June 30,
	2005(1)	2006(1)	2007(1)	2008(1)	2009(1)
	(in tons)
Beef cattle production(2)	10,657	9,803	9,913	8,786	7,112

(1)	Does not include production from Agro-Uranga S.A.

(2)	Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle owned by us.

Management by lot in our pastures is aided by electrical fencing which may be easily relocated to supplement our land-rotation cycles. Our cattle herd is subject to a 160 kg to 360 kg fattening cycle by grazing in pastures located in our north farmlands, where conditions are adequate for initial fattening. For fattening above 360 kg, cattle are fattened until they reach 430 kg in our San Luis feedlot. The feedlot fattening system leads to homogeneity in production and beef of higher quality and tenderness because of the younger age at which animals are slaughtered.

Our cattle breeding activities are carried out with breeding cows and bulls and our fattening activities apply to steer, heifers and calves. Breeding cows calve approximately once a year and their productive lifespan is from six to seven years. Six months after birth, calves are weaned and transferred to fattening pastures. Acquired cattle are directly submitted to the fattening process. Upon starting this process, cattle have been grazing for approximately one year to one and a half year in order to be fattened for sale. Steer and heifers are sold when they have achieved a weight of 380–430 kg and 280–295 kg, respectively, depending on the breed.

Pregnancy levels, which have been improving over the years, showed satisfactory levels of efficiency notwithstanding the adverse weather conditions. Genetics and herd management is expected to further improve pregnancy levels in the coming years. Reproductive indicators improved thanks to the implementation of technologies, which have included handling techniques and females artificial insemination with cattle genetics especially selected for the stock which is purchased from specialized companies in quality semen elaboration for meat production. We use veterinarian products manufactured by leading national and international laboratories. It is important to emphasize the work of a veterinarian advising committee, who are external to us and visit each establishment monthly to control and agree tasks.

Currently, the cattle raising farms are officially registered as export farmlands pursuant to the identification and traceability rules in force in Argentina. Animals are individually identified, thus allowing for the development of special businesses in this area.

Our beef cattle stock is organized into breeding and fattening activities. The following table shows, for the periods indicated, the number of head of beef cattle for each activity:

	Head of Beef Cattle (1)
	Fiscal Year ended June 30,
	2005(2)	2006(2)	2007(2)	2008(2)	2009(2)
Breeding	57,775	63,015	62,181	57,999	59,283
Fattening	25,816	17,654	21,546	22,359	28,520
Total	83,591	80,669	83,727	80,358	87,803

(1)	For classification purposes, upon birth, all calves are considered to be in the breeding process.

(2)	Does not include heads of beef cattle from Agro-Uranga S.A.

We seek to improve beef cattle production and quality in order to obtain a higher price through advanced breeding techniques. We cross breed our stock of Indicus, British (Angus and Hereford) and Continental breeds to obtain herds with characteristics better suited to the pastures in which they graze. To enhance the quality of our herds even further, we plan to continue improvement of our pastures through permanent investment in seeds and fertilizers, an increase in the watering troughs available in pastures, and the acquisition of round bailers to cut and roll grass for storage purposes.

Our emphasis on improving the quality of our herd also includes the use of animal health-related technologies. We comply with national animal health standards that include laboratory analyses and vaccination aimed at controlling and preventing disease in our herd, particularly FMD.

Direct costs of beef production consist primarily of seeds for pasture (for instance, gatton panic, oats and barley) and crops for feeding and dietary supplementation purposes and animal health costs, among others.

Milk Production

We conduct our milk business in three dairy facilities located in two farms, “La Juanita” and “El Tigre”. We have a total capacity of 3,800 cows in milking per day and seek to increase total production through the application of new technologies including improved genetic management for milk production, feeding strategic planning based on cattle specific requirements and the use of individual traceability to know the productivity history of each animal. Also we use computer science in milk business to make more efficient the manual labor by surveying the information supplied by the farms.

Within the process of de-commoditization and technological innovation, we implemented an identification and tracing system in compliance with European and SENASA standards, with the purpose of distinguishing our production and obtaining higher prices in production sales.

Our milk production is based on a herd of Holando Argentina dairy cows, genetically selected through the use of imported frozen semen of North American Holando bulls. Male calves are sold, at calving, for a given amount per head, whereas female calves are weaned after 24 hours, spend approximately 60 days in raising and approximately 100 days being fed on the basis of grass, grains and supplements. Young heifers then graze for an additional 12 to 15 month period, prior to artificial insemination at the age of 18 to 20 months and they calve nine months later. Heifers are subsequently milked for an average of 300 days. Milking dairy cows are once again inseminated during the 60 to 90 day subsequent period. This process is repeated once a year during six or seven years. The pregnancy rate for our dairy cows is 80-90%.

Our dairy herd is milked mechanically twice a day. The milk obtained is cooled to less than five degrees centigrade to preserve quality and is then stored in a tank for delivery once a day to trucks sent by buyers. Dairy cows are fed mainly with grass, supplemented as needed with grains, hay and silage. For winter grazing, corn stubbles are also used.

We have invested in certain technologies that focus on genetic improvement, animal health and feeding in order to improve our milk production. These investments include imports of top quality frozen semen from genetically improved North American Holstein bulls, agricultural machinery and devices such as feed-mixer trucks, use of dietary supplements and the installation of modern equipment to control milk cooling. We are currently acquiring dietary supplements for our dairy cows and have made investments with the aim of increasing the quantity and quality of forage (pasture, alfalfa and corn silage) in order to reduce feeding costs.

The following table sets forth, for the periods indicated, the average number of our dairy cows, average daily production per cow and our total milk production:

	Milk Production
	Fiscal Year ended June 30,
	2005(1) (2)	2006(1) (2)	2007(1) (2)	2008(1) (2)	2009(1) (2)
Average dairy cows	1,212	2,410	2,677	3,174	3,286
Dairy production (daily liters per cow)	16.5	16.5	17.1	18.0	17.4
Total production (thousands of liters)	7,312	14,588	16,663	20,825	20,898

(1)	Does not include production from Agro-Uranga S.A.

(2)	Includes production of “El Tigre” dairy farm as from March 1, 2005.

At the closing of fiscal year 2008, we had 7,866 heads of cattle on 4,092 hectares involved in the production of milk. As of June 30, 2009, we applied 7,634 heads of cattle on 4,106 hectares to milk production.

Farms

Land Acquisitions

We intend to increase our farmland portfolio by acquiring large surfaces of land with high appreciation potential. We also intend to transform the land acquired from non-productive to cattle breeding, from cattle breeding to farming, or applying state-of-the-art technology to improve farming yields so as to generate higher appreciation.

In our view, the sector’s potential lies in developing marginal areas and/or underutilized areas. As a result of current technology, we may achieve similar yields with higher profitability than core areas; this may result in the appreciation of land values.

At present, prices of farmlands used in agricultural production have increased in the southern hemisphere (mainly South America) but continue to be relatively low compared to the northern hemisphere (U.S. and Europe). Our financial strength relative to other Argentine producers enables us to increase our land holdings at attractive prices, increase our production scale and create potential for capital appreciation.

Several important intermediaries, with whom we usually work, bring farmlands available for sale to our attention. The decision to acquire farmlands is based on the assessment of a number of factors. In addition to the land’s location, we normally carry out an analysis of soil and water, including the quality of the soil and its suitability for our intended use (crops, beef cattle, or milk production), classify the various sectors of the lot and the prior use of the farmland; analyze the improvements in the property, any easements, rights of way or other variables in relation to the property title; examine satellite photographs of the property (useful in the survey of soil drainage characteristics during the different rain cycles) and detailed comparative data regarding neighboring farms (generally covering a 50-km area). Based on the foregoing factors, we assess the farmland in terms of the sales price compared against the production potential of the land and the appreciation potential of the capital. We consider that competition for the acquisition of farmlands is, in general, limited to small farmers for the acquisition of smaller lots, and that there is scarce competition for the acquisition of bigger lots.

In addition, we may consider the acquisition of farmlands in marginal zones and their improvement by irrigation in non-productive areas as well as the installation of irrigation devices in order to obtain attractive production yields and create potential for capital appreciation.

On May 30, 2008, IRSA Inversiones y Representaciones Sociedad Anónima signed, as nominee, a bill of purchase with delivery of possession for 115 hectares of a parcel of a farm located in the District of Luján, Province of Buenos Aires. The transaction was agreed for a price of US$ 3.0 million, of which the amount of US$ 1.2 million was paid on that date.

On December 13, 2008, the Company was formally recognized as principal of the transaction; the balance of US$ 1.8 million will be paid by the Company upon execution of the title deed.

On September 5, 2008, we signed the title deed for the purchase of 10,910 hectares of “Estancia Carmen” farm located in the Province of Santa Cruz. The transaction was agreed for a price of US$ 0.7 million, that was paid in full.

On July 28, 2008, we signed a bill of purchase for 4,566 hectares of “Las Londras” farm located in the Province of Guarayos, Republic of Bolivia. The transaction was agreed for a price of US$ 11.4 million, of which US$ 1.1 million were paid on the date of execution of the bill of purchase, and US$ 3.8 million were paid on January 22, 2009, the date on which the bill of purchase was cast into public deed. The balance, as of the date of these financial statements, will be paid without interest within 24 months of the above mentioned date. A mortgage was set up on behalf of the sellers to guarantee the payment of the purchase price balance, effective until the date of the last payment.

On July 28, 2008, we signed a bill of purchase for 883 and 2,969 hectares of “San Cayetano” and “San Rafael” farms, respectively, located in the Province of Guarayos, Republic of Bolivia. The transaction was agreed for a price of US$ 8.8 million, of which US$ 0.9 million were paid on the date of execution of the bill of purchase, and US$ 2.9 million were paid on November 19, 2008, the date on which the bill of purchase was cast into public deed. The balance, as of the date of these financial statements, will be paid without interest within 24 months of the above mentioned date. A mortgage was set up on behalf of the sellers to guarantee the payment of the purchase price balance, effective until the date of the last payment.

On July 28, 2008, we signed a bill of purchase for 3,748 hectares of “La Fon Fon” farm, located in the Province of Obispo Santiesteban, Republic of Bolivia. The transaction was agreed for a price of US$ 8.6 million, of which US$ 1.4 million were paid on the date of execution of the bill of purchase, and US$ 2.3 million were paid on November 19, 2008, the date on which the bill of purchase was cast into public deed. The balance, as of the date of these financial statements, will be paid without interest within 24 months of the above mentioned date. A mortgage was set up on behalf of the sellers to guarantee the payment of the purchase price balance, effective until the date of the last payment.

Following our expansion strategy at international level, during September 2008, we signed a bill of purchase for a 50% interest in 41,931 hectares located in Mariscal José Felix Estigarribia, District of Boquerón, Chaco Paraguayo, Republic of Paraguay, owned by Carlos Casado S.A., for a price of US$ 5.2 million, in order to contribute them to the new company recently organized (Cresca S.A.). The contribution was made on January 26, 2009, and the title deed to the property was executed on February 3, 2009.

The following chart shows, for the fiscal years indicated below, certain information concerning our land acquisitions for each of the last twelve fiscal years ended on June 30:

Fiscal Year	Number of Farmlands	Amount of Acquisitions (Ps. million)
1998 (1)	8	31.5
1999	—	—
2000	—	—
2001	—	—
2002	—	—
2003 (2)	1	25.0
2004	—	—
2005 (3)	2	9.3
2006 (4)	1	45.9
2007 (5)	1	7.3
2008 (6)	2	4.5
2009 (7)	7	133.2

(1)	Includes the acquisition of “Ñacurutú,” “Tapenagá,” “Santa Bárbara” and “La Gramilla,” “La Sofia,” “La Suiza,” “La Esmeralda” and “Tourné” farms of 30,350 hectares, 27,312 hectares, 7,052 hectares, 1,223 hectares, 41,993 hectares, 11,841 hectares and 19,614 hectares, respectively. It also includes the acquisition of “Las Vertientes” which is a silo plant.

(2)	Includes the acquisition of “El Tigre” farm of 8,360 hectares.

(3)	Includes the acquisition of “La Adela” and “El Invierno” farms of 72 hectares and 1,946 hectares, respectively.

(4)	Includes the acquisition of “San Pedro” farm of 6,022 hectares.

(5)	Includes the acquisition of “8 de Julio” farm of 90,000 hectares.

(6)	Includes the acquisition of the remaining 25% of “La Adela” farm of 18 hectares and 80% of “La Esperanza” farm of 980 hectares.

(7)	Includes the acquisition of “Estancia Carmen”, “Puertas de Luján”, “Las Londras”, “San Cayetano”, “San Rafael”, and “La Fon Fon” farms and 50% of “Jerovia” farm, of 10,911, 115, 4,566, 883, 2,969, 3,748 and 20,966 hectares, respectively.

Land Sales

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

The following chart shows, for the fiscal years indicated below, certain information concerning our land sales for each of the twelve fiscal years ended on June 30:

Fiscal Year	Number of Farmlands	Gross Proceeds from Sales (Ps. million)	Profit/(Loss) (1) (Ps. million)
1998 (2)	1	6.8	4.1
1999 (3)	2	27.8	9.4
2000	—	—	—
2001 (4)	2	9.0	3.0
2002 (5)	3	40.6	14.8
2003 (6)	2	12.0	4.9
2004 (7)	2	4.1	1.7
2005 (8)	2	29.8	20.0
2006 (9)	1	16.1	9.9
2007 (10)	3	29.9	22.3
2008 (11)	2	23.0	20.0
2009 (12)	2	2.0	1.9

(1)	Includes the difference between the gross proceeds from sales (net of all taxes and commissions) and the book value of the assets sold.

(2)	Includes the sale of 7,878 hectares of “Moroti” and “Santa Rita” farms.

(3)	Includes the sale of “El Meridiano” and “Runciman” farms of 6,302 and 3,128 hectares, respectively.

(4)	Includes the sale of “El Bañadito” and “Tourne” farms of 1,789 and 19,614 hectares, respectively.

(5)	Includes the sale of “El Silencio”, “La Sofia” and “El Coro” farms of 397 hectares, 6,149 hectares and 10,321 hectares, respectively.

(6)	Includes the sale of “Los Maizales” and “San Luis” farms of 618 and 706 hectares, respectively.

(7)	Includes the sale of “41-42” farm of 6,478 hectares and 5,997 hectares of IGSA’s land reserves.

(8)	Includes the sale of “Ñacurutú” and “San Enrique” farms of 30,350 and 977 hectares, respectively. It also includes the results of the sale of a two-hectare parcel owned by IGSA.

(9)	Includes the sale of “El Gualicho” farm of 5,727 hectares.

(10)	Includes the sale of 20,833 hectares of “Tapenagá” farm and the partial sale of 14,516 hectares of “Los Pozos” farm and 50 hectares of “El Recreo” farm.

(11)	Includes the partial sale of 4,974 hectares of “Los Pozos” farm and the partial sale of 2,430 hectares of “La Esmeralda” farm.

(12)	Includes the partial sale of 1,658 hectares of “Los Pozos” farm and the partial sale of 1,829 hectares of “El Recreo” farm.

On July 24, 2008, we signed the deed of sale for two parcels of “El Recreo” farm (1,829 hectares), located in the Province of Catamarca. The transaction was agreed for a price of US$ 0.36 million, of which US$ 0.12 million were paid. The balance of US$ 0.24 million will be paid in two annual and consecutive installments plus interest equivalent to the Libor rate plus 3%. The gain from this transaction was recognized during the previous fiscal year as established in point 5.11.2 of Technical Resolution No. 17 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

On April 7, 2009, we signed the deed of sale for 1,658 hectares of “Los Pozos” farm located in the Province of Salta. The transaction was agreed for a price of US$ 0.5 million, that was collected in full as of the date of these financial statements.

Farmland Portfolio

As of June 30, 2009, we owned, together with our subsidiaries, 25 farms, with a total surface area of 484,246 hectares.

The following table sets forth our farm portfolio as of June 30, 2009:

	Farms Owned as of June 30, 2009
	Province	Gross Size (in hectares)	Date of Acquisition	Primary Current Use
La Adela	Buenos Aires	1,054	Original	Crops
La Juanita	Buenos Aires	4,302	Jan. ‘96	Crops/Milk
San Pedro	Entre Ríos	6,022	Sep. ‘05	Crops/Beef Cattle
Las Vertientes	Córdoba	4	—	Storage Facilities
La Esmeralda	Santa Fe	9,370	Jun. ‘98	Crops/Beef Cattle
La Suiza	Chaco	41,993	Jun. ‘98	Beef Cattle
Santa Bárbara / Gramilla	San Luis	7,052	Nov. ‘97	Crops under irrigation
Cactus (1)	San Luis	82	Dec. ‘97	Feedlot
Tali Sumaj / El Recreo (2)	Catamarca	25,095	May ‘95	Beef Cattle/Natural Woodlands
Los Pozos	Salta	240,858	May ‘95	Beef Cattle/Crops/Natural Woodlands
El Invierno	La Pampa	1,946	Jun. ‘05	Crops
San Nicolás / Las Playas (3)	Sta.Fe/Cba.	2,965	May ‘97	Crops/Beef Cattle/Milk
El Tigre	La Pampa	8,365	Apr. ‘03	Crops/Milk
8 de Julio / Ea. Carmen	Santa Cruz	100,911	May ‘07 / Sep. ‘08	Sheep
La Esperanza	La Pampa	980	Mar. ‘08	Crops
Puertas de Luján	Buenos Aires	115	Dec. ‘08	Other
Las Londras / San Rafael / San Cayetano / La Fon Fon	Bolivia	12,166	Jan. ‘09 / Nov. ‘08	Crops
Jerovia(4)	Paraguay	20,966	Feb. ‘09	Natural woodlands

Total		484,246

(1)	Hectares in proportion to our 48.0% interest in Cactus Argentina S.A.

(2)	Hectares in proportion to our 99.99% interest in Inversiones Ganaderas S.A.

(3)	Hectares in proportion to our 35.723% interest in Agro-Uranga S.A.

(4)	Hectares in proportion to our 50.0% interest in Cresca S.A. through Agrology S.A.

La Adela. Located 60 kilometers northwest of Buenos Aires, “La Adela” is one of our original farms. In December 2001, “La Adela’s” dairy facility was closed down, and its total surface area is now used for crop production. During the fiscal year ended June 30, 2009, 1,092 hectares were used for wheat, corn and soybean crops for high-yielding grain production. Between March 2005 and December 2007 we bought an additional 72 hectares which were added to the existing 982 hectares.

La Juanita. The “La Juanita” farm, located 440 kilometers southwest of Buenos Aires, was acquired in January 1996. As of June 30, 2009, 3,739 heads of cattle were grazing in 1,864 hectares of sown and natural pastures, and 1,820 hectares were used for crop production. This farm produced 10.0 million liters of milk during the fiscal year ended June 30, 2009, with an average of 1,664 dairy cows being milked and 16.3 liters per cow per day.

El Recreo. Weather conditions in “El Recreo” farm, located 970 kilometers northwest of Buenos Aires, in the Province of Catamarca, and acquired in May 1995, are similar to those in “Tali Sumaj” farm, with semi-arid climate and annual rainfall not in excess of 400 mm. This farm is maintained as a productive reserve.

On August 28, 2006, we signed a bill of sale for 1,800 hectares of “El Recreo” farm in the amount of US$ 0.15 million. As advance payment we have received US$ 0.05 million. This sale has not been recorded in our financial statements as title to the land has not yet been transferred.

On January 19, 2007, we signed a bill of sale for 50 hectares of “El Recreo” farm owned by us and Arcor Sociedad Anónima Industrial y Comercial in the amount of Ps.0.7 million. The purchase price has been fully paid to us.

On July 24, 2008, we signed the deed of sale for two parcels of land in “El Recreo” farm (1,829 hectares) located in the Province of Catamarca. The transaction was agreed for a price of US$ 0.36 million paid as follows: US$ 0.12 million upon execution of the deed of sale, and the balance of US$ 0.24 million to be paid in two annual and consecutive installments plus interest equivalent to the Libor rate plus 3%.

Tali Sumaj. The “Tali Sumaj” farm, located 1,000 kilometers northwest of Buenos Aires, in the Province of Catamarca, was acquired in May 1995 and is located in a semi-arid area. As of June 30, 2009, “Tali Sumaj” had 3,739 cattle head in approximately 10,280 hectares of natural pastures. The farm is divided into 16 lots with peripheral fencing and watering troughs with a reserve of 1,000,000 liters of water.

Los Pozos. The “Los Pozos” farm, located 1,600 kilometers northwest of Buenos Aires, in the Province of Salta, was acquired in May 1995. This property is located in a semi-arid area with average annual rainfall of 500 mm. The area is naturally suited to cattle raising and forestry activities (poles and charcoal), and it has agricultural potential for summer crops such as sorghum and corn, among others. For the fiscal year ended June 30, 2009, we used 4,395 hectares in agricultural production. We completed the development of tropical pastures in approximately 43,000 hectares. As of June 30, 2009, there were 55,899 heads of cattle in this farm. This farm has shown major growth through a complete cycle in the production of beef by succeeding in raising, re-raising and fattening steer to be sold at an average weight of 392 kg. On June 5, 2007 we signed the deed of sale for a parcel of 14,516 hectares of “Los Pozos” farm for a price of US$ 2.2 million, which has been received. The sale generated a gain of US$ 2.0 million. On October 22, 2007, we signed a deed for the transfer of an additional 4,974 hectares of our “Los Pozos” farm. The aggregate sales price was US$ 1.1 million, which has been fully collected. The sale generated a gain of approximately US$ 1.0 million. On April 7, 2009, we signed the deed of sale for 1,658 hectares of our farm. The transaction was agreed for a price of US$ 0.5 million, that was collected in full as of the date of these financial statements.

San Nicolás. “San Nicolás” is a 4,005 hectares farm owned by Agro-Uranga S.A., and is located in the Province of Santa Fe, approximately 45 kilometers from the Port of Rosario. As of June 30, 2009, approximately 6,212 hectares were in use for agricultural production, including double crops. The farm has two plants of silos with storage capacity of 14,950 tons.

Las Playas. The “Las Playas” farm has a surface area of 4,294 hectares and is owned by Agro-Uranga S.A. Located in the Province of Córdoba, it is used primarily for agricultural and milk production purposes. As of June 30, 2009, the farm had 638 hectares of pasture used for milk production and a sown surface area, including double crops, of 5,716 hectares for grain production.

La Gramilla and Santa Bárbara. These farms have a surface area of 7,052 hectares in Valle del Conlara, in the Province of San Luis. Unlike other areas in the Province of San Luis, this valley has a high quality underground aquifer which makes these farms well suited for agricultural production after investments were made in the development of lands, pits and irrigation equipment. In the course of the 2008/2009 farm season, a total of 2,455 hectares were sown, 822 hectares of which sown under contractual arrangement with seed producers, and we leased, in turn, 1,950 hectares to third parties. The remaining hectares are used as land reserves.

La Suiza. The “La Suiza” farm has a surface area of 41,993 hectares and is located in Villa Ángela in the Province of Chaco. It is used for raising cattle. As of June 30, 2009, “La Suiza” had a stock of approximately 13,515 heads of cattle.

La Esmeralda. The “La Esmeralda” farm has a surface area of 9,370 hectares and is located in Ceres in the Province of Santa Fe. This farm, acquired in June 1998, has potential for both agricultural production and cattle raising. During the 2008/2009 farm season, we used a total area of 4,798 hectares, including double crops, for production of corn, sunflower and sorghum. As of June 30, 2009, “La Esmeralda” had 4,713 heads of cattle on 4,236 hectares. Our objective is to enhance its cattle raising efficiency, maintaining the bull breeding business, and increase its surface area assigned to agriculture. On December 27, 2007, we agreed to sell to Estancias San Bruno S.A. and Estancias El Algarrobo S.A. a 2,430-hectare parcel of this farm. The aggregate sales price was US$ 6.2 million that has been collected in full. The sale generated a gain of approximately US$ 5.3 million.

El Tigre. The “El Tigre” farm was acquired on April 30, 2003 and has a surface area of 8,365 hectares. It is located in Trenel in the Province of La Pampa. As of June 30, 2009, 6,160 hectares were assigned to crop production. This farm produced 10.9 million liters of milk in the fiscal year ended June 30, 2009, with an average of 1,623 cows being milked and an average daily production of 18.4 liters per cow.

El Invierno. The “El Invierno” farm was acquired on June 24, 2005 and has a surface area of 1,946 hectares. It is located in Rancul in the Province of La Pampa, 621 kilometers to the west of Buenos Aires. During the fiscal year ended June 30, 2009, we used the land exclusively for crop production.

San Pedro. The “San Pedro” farm was purchased on September 1, 2005. It has a surface area of 6,022 hectares and is located in Concepción del Uruguay, Province of Entre Ríos, which is 305 kilometers north of Buenos Aires. In the course of the 2008/2009 farm season, 5,471 hectares were used for agricultural production, including double crops, and 1,235 hectares were leased to third parties for livestock activities.

8 de Julio and Estancia Carmen. The “8 de Julio” farm was acquired on May 15, 2007 and has a surface area of 90,000 hectares. It is located in the department of Deseado in the Province of Santa Cruz. Due to its large surface area, this farm offers excellent potential for sheep production. In addition, we believe the land has potential for future tourism and recreational activities, as the southeast border of the farm stretches over 20 kilometers of coast. “Estancia Carmen” was acquired on September 5, 2008 and has a surface area of 10.911 hectares. It is located in the Province of Santa Cruz, next to our “8 de Julio” farm, and as the latter, it has excellent potential for sheep production. As of June 30, 2009, these farms had a stock of 15,826 sheep.

Cactus. The feedlot has a surface area of 170 hectares and is owned by Cactus Argentina S.A. It is located in Villa Mercedes, Province of San Luis. Cactus was a joint venture between us, Cactus Feeders Inc., one of the largest feedlot companies in the United States, and Tyson Foods, a leading beef and poultry meat processing company. The feedlot began to operate in September 1999. On June 30, 2009, Cactus Feeders Inc. sold its equity interest in Cactus Argentina S.A.

Las Vertientes. The “Las Vertientes” storage facility has a surface area of 4 hectares and 10,000 tons capacity, and is located in Las Vertientes, Río Cuarto, in the Province of Córdoba.

La Esperanza. On April 22 and 23, 2008, we signed deeds for the purchase of 80% of the 980 hectares of “La Esperanza” farm located in the Province of La Pampa. The transaction was agreed for a price of US$ 1.3 million that has been paid in full. During the year ended June 30, 2009, we used this farm solely for crop production.

Puertas de Luján. On May 30, 2008, IRSA Inversiones y Representaciones Sociedad Anónima signed, as nominee, a bill of purchase with delivery of possession for 115 hectares of a parcel of a farm located in the District of Luján, Province of Buenos Aires. On December 13, 2008, the Company was formally recognized as principal of the transaction.

Las Londras. On January 22, 2009, the bill of purchase for “Las Londras” farm was cast into public deed; it has a surface area of 4,566 hectares, and is located in the Province of Guarayos, Republic of Bolivia. During the 2008/2009 farm season it was used for crop production.

San Cayetano. On November 19, 2008, the bill of purchase for “San Cayetano” farm was cast into public deed. This farm is located in the Province of Guarayos, Republic of Bolivia, and has a surface area of 883 hectares, which were used for crop production during the 2008/2009 farm season.

San Rafael. On November 19, 2008, the bill of purchase for “San Rafael” farm was cast into public deed. This farm is located in the Province of Guarayos, Republic of Bolivia, and has a surface area of 2,969 hectares, which were used for crop production during the 2008/2009 farm season.

La Fon Fon. On November 19, 2008, the bill of purchase for “La Fon Fon” farm was cast into public deed; it has a surface area of 3,748 hectares, and is located in the Province of Obispo Santiesteban, Republic of Bolivia. During the 2008/2009 farm season it was used for crop production.

Jerovia. Agrology owns 50% of “Jerovia” farm, located in Mariscal José Félix Estigarribia, District of Boquerón, Chaco Paraguayo, Republic of Paraguay, with a surface area of 41,931 hectares.

Lease of Farms

We conduct our business on owned and leased land. Rental payments increase our production costs, as the amounts paid as rent are accounted for as operating expenses. As a result, production costs per hectare of leased land are higher than for the land owned by us.

Our land leasing policy is designed to supplement our expansion strategy, using our liquidity to make productive investments in our principal agricultural activities. On the other hand, our leasing strategy provides us with an added level of flexibility in the share of each of our products in total production, providing for greater diversification.

The initial duration of lease agreements is typically one crop campaign. Leases of farms for production of crops consist in lease agreements with payments based on a fixed amount of Pesos per hectare or crop sharing agreements (“aparcería”) with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of grains obtained or their equivalent value in Pesos. Leases of farmlands for cattle breeding consist in lease agreements with fixed payments based on a fixed amount of Pesos per hectare or steer kilograms or capitalization agreements with payments in kind or in cash based on the weight gain in kilograms.

During fiscal year 2009, we leased from third parties a total of 74 fields, covering 90,410 hectares, of which 59,615 hectares were assigned to farming production, including double crops, and 32,795 hectares to cattle. The properties for agricultural production were leased, primarily, at a fixed price prior to harvest and only a small percentage consisted of crop sharing agreements.

The following table shows the breakdown of the number of hectares of owned and leased land used for each of our principal production activities:

	Fiscal Year ended June 30,
	2007 (1)(2)		2008 (1)(2)		2009 (1)(2)
	Owned (3)	Leased	Owned (3)	Leased	Owned (3)	Leased
Crops	22,712	25,307	25,379	30,449	43,193	59,615
Beef cattle	84,848	29,208	90,999	32,895	96,064	32,795
Milk	2,376	—	4,092	—	4,106	—

(1)	Does not include the hectares of Agro-Uranga S.A.

(2)	Does not include the hectares of Agropecuaria Anta.

(3)	The land assigned to crops may differ from sown land, as some hectares are sown twice and therefore are counted twice as sown land.

Due to the rise in the price of land, we adopted a policy of not validating such prices and only leasing land at values that would ensure appropriate margins.

Silos

As of June 30, 2009, we had storage capacity of approximately 15,341 tons (including 35.723% over 14,950 tons available at Agro-Uranga S.A.).

The following table shows, for the fiscal years presented, our storage facilities:

	Storage capacity
	Fiscal year ended on June 30,
	2005	2006	2007	2008	2009
	(in tons)
San Enrique	660	—	—	—	—
El Gualicho	2,000	—	—	—	—
Las Vertientes	10,000	10,000	10,000	10,000	10,000
San Nicolás (1)	5,341	5,341	5,341	5,341	5,341

Total	18,001	15,341	15,341	15,341	15,341

(1)	Owned by us through Agro-Uranga S.A. (which represents 35.723% of capacity).

Land Management

In contrast to traditional Argentine farms, run by families, we centralize policy making in an Executive Committee that meets on a weekly basis in Buenos Aires. Individual farm management is delegated to farm managers who are responsible for farm operations. The Executive Committee lays down commercial and production rules based on sales, market expectations and risk allocation.

We rotate the use of our pasture lands between agricultural production and cattle feeding and the frequency depends on the location and characteristics of the farmland. The use of preservation techniques (including exploitation by no till sowing) frequently allows us to improve farm performance.

Subsequent to the acquisition of the properties, we make investments in technology in order to improve productivity and increase the value of the property. It may be the case that upon acquisition, a given extension of the property is under-utilized or the infrastructure may be in need of improvement. We have invested in traditional fencing and in electrical fencing, watering troughs for cattle herds, irrigation equipment and machinery, among other things.

Principal Markets

Crops

Our grains production is entirely sold in the local market. The prices of our grains are based on the market prices quoted in Argentine grains exchanges such as the Bolsa de Cereales de Buenos Aires and the Bolsa de Cereales de Rosario that take as reference the prices in international grains exchanges. The largest part of this production is sold to exporters who offer and ship this production to the international market. Prices are quoted in relation to the month of delivery and the port in which the product is to be delivered. Different conditions in price, such as terms of storage and shipment, are negotiated between the end buyer and ourselves.

Beef Cattle

Our beef cattle production is sold in the local market. The main buyers are slaughterhouses and supermarkets.

Prices in the beef cattle market in Argentina are basically fixed by local supply and demand. The Liniers Market (on the outskirts of the Province of Buenos Aires) provides a standard in price formation for the rest of the domestic market. In this market live animals are sold by auction on a daily basis. At Liniers Market, prices are negotiated by kilogram of live weight and are mainly determined by local supply and demand. Prices tend to be lower than in industrialized countries. Some supermarkets and meat packers establish their prices by kilogram of processed meat; in these cases, the final price is influenced by processing yields.

Milk

During the fiscal years 2008 and 2009 we sold our entire milk production to the largest Argentine dairy company, Mastellone S.A., which in turn manufactures a range of mass consumption dairy products sold in Argentina and abroad. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price we obtain from our milk also rises or drops based on the content of bacteria and somatic cells.

Customers

For the fiscal year 2009 our sales were Ps. 189.9 million and were made to approximately 134 customers. Sales to our ten largest customers represented approximately 61% of our net sales during the fiscal year 2008 and approximately 74% for the fiscal year ended June 30, 2009. Of these customers, our biggest three customers, Cargill S.A., Mastellone Hnos. S.A. and Bunge Argentina S.A., represented, in the aggregate, approximately 46% of our net sales, while the remaining seven customers in the aggregate represented approximately 28% of our net sales in fiscal year 2009. We have signed non-binding letters of intent with some of our largest customers that allow us to estimate the volume of the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

Marketing Channels and Sales Methods

Crops

We normally work with grains brokers and other intermediaries to trade in the exchanges. We sell part of our production in advance through futures contracts and buy and sell options for protection against a drop in prices. Approximately 70% of the futures and options contracts are closed through the Bolsa de Cereales de Buenos Aires (Buenos Aires Grains Exchange) and 30% in the Chicago Board of Trade.

Our storage capabilities allow us to condition and store grains with no third-party involvement and thus to capitalize the fluctuations in the price of commodities. Our largest storage facilities, with capacity for 10,000 tons, are located in “Las Vertientes”, close to Río Cuarto, Province of Córdoba. In addition, we store grains in silo bags.

Beef Cattle

We sell directly to local meat processors and supermarkets, such as Arre Beef S.A., Quickfood S.A., Finexcor S.A., Frigorífico La Pellegrinense S.A., Friar S.A., Madelan S.A., Exportaciones Agroindustriales S.A., Jumbo Retail Argentina S.A., Frigorífico Bermejo S.A. and Frigorífico Amancay S.A., at prices based on the price at Liniers Market.

We usually are responsible for the costs of the freight to the market and, in general, we do not pay commissions on our transactions.

Raw Materials

The current direct cost of our production of grains varies in relation to each crop and normally includes the following costs: tillage, seeds, agrochemicals and fertilizers. We buy in bulk and store seeds, agrochemicals and fertilizers to benefit from discounts offered during off-campaign sales.

Competition

The agricultural and livestock sector is highly competitive with a huge number of producers. Cresud is one of Argentina’s leading producers. However, if we compare the percentage of Cresud’s production to the country’s total figures, Cresud’s production would appear as extremely low. Our leading position improves our bargaining power with suppliers and customers. In general, we obtain discounts in the region in the acquisition of raw materials and an excess price in our sales.

Historically, there have been few companies competing for the acquisition and leases of farmlands for the purpose of benefiting from land appreciation and optimization of yields in the different commercial activities. However, we anticipate the possibility that new companies, some of them international, may become active players in the acquisition of farmlands and the leases of sown land, which would add players to the market in coming years.

Seasonality

As is the case with any company in the agro-industrial sector, our business activities are inherently seasonal. Harvest and sales of grains (corn, soybean and sunflower) in general take place from February to June. Wheat is harvested from December to January. With respect to our international market, in Bolivia climate conditions allow a double season of soybean, corn and sorghum production and, accordingly, these crops are harvested in April and October, while wheat and sunflower are harvested during August and September, respectively. Other segments of our activities, such as our sales of cattle and milk and our forestry activities tend to be more of a successive character than of a seasonal character. However, the production of beef and milk is generally higher during the second quarter, when pasture conditions are more favorable. In consequence, there may be significant variations in results from one quarter to the other.

DEVELOPMENT OF MARGINAL AREAS

We consider that there is great potential in the development of marginal areas where, through the use of current technology, we may achieve similar yields with higher profitability than in core areas.

During fiscal year 2009, we continued with the development of our “Los Pozos” farm located in the Province of Salta. As of June 30, 2009, the number of hectares of sown pastures totaled approximately 62,000, 43,000 of which were available for beef cattle production. During fiscal year 2009, 4,395 hectares were used for agricultural production. By the beginning of next fiscal year, we anticipate that our production surface area will be of 57,000 hectares.

Furthermore, during fiscal year 2009 we continued with the development of Agropecuaria Anta S.A. (formerly named Agropecuaria Cervera S.A.), reaching 8,067 hectares devoted to our own production and 5,132 hectares leased to third parties. For the next fiscal year, we will maintain approximately the same number of hectares devoted to our own production and leased to third parties.

As regards the development of marginal areas, during fiscal year 2009 we started to develop our farms located in the Republic of Paraguay, with approximately 2,700 hectares developed from the 3,000 hectares allowed during the first stage. For the next fiscal year, it is expected that sorghum, soybean, corn and beans will start to be sown, and we plan to continue to develop new hectares for crop production and intensive cattle breeding in the farms located in Paraguay.

As of June 30, 2009, Cresud held own land reserves amounting to over 238,012 hectares that were purchased at very attractive prices. In addition, we have a concession over 118,788 hectares reserved for future development. We believe that there are technological tools available to improve productivity in these farms and, therefore, achieve appreciation in the long term. However, current or future environmental regulations could prevent us from fully developing our land reserves by requiring that we maintain part of this land as natural woodland not to be used for production purposes.

INTERNATIONAL EXPANSION

BrasilAgro Companhia Brasileira de Propriedades Agrícolas

BrasilAgro was created in September 2005 in order to replicate our business in Brazil. BrasilAgro is engaged mainly in four business segments: (i) sugar cane, (ii) grains and cotton, (iii) forestry activities, (iv) livestock.

We created BrasilAgro together with our partners, Cape Town Llc, Tarpon Investimentos S.A., Tarpon Agro Llc, Agro Investments S.A. and Agro Managers S.A.

Cape Town Llc is a limited company incorporated under the laws of the State of Delaware, wholly owned by Mr. Elie Horn, the controlling shareholder and chief executive officer of Cyrela Brazil Realty, S.A. Empreendimentos e Participações. Tarpon Investimentos S.A. is an independent Brazilian asset manager engaged in the management of mutual funds focusing primarily on Brazilian equities. Tarpon Agro Llc is a company incorporated in the United States of America under the laws of the State of Delaware, and is owned by Tarpon Investimentos S.A.’s shareholders and certain of its affiliates.

Part of the knowledge and experience required to implement BrasilAgro’s proposed business plan will be initially provided pursuant to a consulting agreement with Paraná Consultora do Investimentos S.A., a special purpose advisory company, 50% owned by Tarpon BR, 37.5% owned by Consultores Assets Management, a company controlled by Mr. Eduardo Elsztain, and 12.5% owned by Mr. Alejandro Elsztain. Tarpon BR is a joint venture between Tarpon and Mr. Elie Horn.

We entered into a shareholder agreement with Tarpon Investimentos S.A. and Tarpon Agro Llc stipulating, among other things, that both parties will have a joint vote at shareholders’ meetings and that both parties will have a preemptive right to acquire shares of the other party.

BrasilAgro’s board of directors is composed of nine members. We, as founder of BrasilAgro, appointed three members. Tarpon and Cape Town appointed three more members and, in addition, BrasilAgro has three independent directors.

On May 2, 2006, BrasilAgro’s shares were listed in the Novo Mercado of the Brazilian Stock Exchange (BOVESPA) with the symbol AGRO3. BrasilAgro’s shares were placed jointly with Banco de Investimentos Credit Suisse (Brazil) S.A. in the Brazilian market through investment mechanisms regulated by controlling authorities and with sales efforts pursuant to an exception from registration under the US Securities Act of 1933. The amount originally offered was Reais 532 million, equivalent to 532,000 book-entry common shares at a price of Reais 1,000 per share of BrasilAgro.

In addition, as is customary in the Brazilian market, BrasilAgro had an option to increase the size of the issue by 20% and Banco de Investimentos Credit Suisse (Brazil) S.A. had another option to increase it by 15% (Green shoe). Given the high demand shown by the placement, both BrasilAgro and Banco de Investimentos Credit Suisse (Brazil) S.A. exercised such options increasing the placement up to 583,200 shares equivalent to Reais 583.2 million, which were fully placed and paid in.

In addition to the funds we originally contributed, we purchased shares in the offering for Reais 42.4 million (approximately US$ 20.6 million). Following such contribution we held a total amount of 42,705 shares, equivalent to 7.4% of BrasilAgro’s capital stock.

On October 31, 2007, BrasilAgro carried out a 1-for-100 share split approved at the Special Shareholders’ Meeting held on March 15, 2007 and ratified at the Annual Shareholders’ Meeting held on October 29, 2007. Following this split, BrasilAgro’s capital stock was composed of 58,422,400 common shares.

During fiscal years 2008 and 2009, the Company acquired, respectively, 4,136,800 and 2,776,000 shares of BrasilAgro. Due to this acquisition, we owned a 19.14% interest as of June 30, 2009.

When we founded BrasilAgro, we contributed Ps. 63.1 million in cash in exchange for shares and 10,490,200 warrants to purchase additional BrasilAgro shares for 15 years and at the same price as was established in the initial public offering, Reais 10, adjusted by the Consumer Price Index Amplified, or IPCA. Should we decide to exercise such warrants, we might acquire, following the share split, 5,984,987 additional shares, thereby holding 23.5% of BrasilAgro’s diluted capital stock. All of these warrants may already be exercised.

In addition, we received, at no cost, a second series of warrants for a total of 10,490,200, which may only be exercised at our discretion in the event of a tender offer. The exercise price of these warrants shall be the same price as the price offered in any such tender offer by the acquirer of BrasilAgro. The second series of warrants matures in the year 2021.

As of June 30, 2009, BrasilAgro had 8 properties, with an aggregate surface area of 165,373 hectares, acquired at highly attractive prices as compared to the average in the respective regions, all of which offering high appreciation potential.

Property	Province	Date of acquisition	Surface area (in hectares)	Main activity (Project)	Value R$ / Ha. (thousands of R$)
Sao Pedro	Chapado do Céu (GO)	Sep-06	2,443	Sugar cane	R$	4.1
Cremaq	Baixa Grande do Ribeiro (PI)	Oct-06	32,375	Grains	R$	1.3
Jatobá (1)	Jaborandi (BA)	Mar-07	31,602	Grains and cotton	R$	1.1
Alto Taquari	Alto Taquari (MT)	Aug-07/Under analysis (2)	5,266	Sugar cane	R$	6.5
Araucária (3)	Mineiros (GO)	Apr-07	15,543	Sugar cane	R$	5.8
Chaparral	Correntina (BA)	Nov-07	37,129	Livestock/Grains	R$	1.2
Nova Buriti	Januária (MG)	Dec-07	24,185	Forestry	R$	0.9
Preferencia	Barreiras (BA)	Sep-08/Under analysis (2)	16,830	Livestock/Grains	R$	0.6

Total			165,373

Total owned by BrasilAgro (1) (3)			158,327

(1)	The Jatobá farm is owned by Jaborandi S.A., in which BrasilAgro holds a 90% interest.

(2)	Subject to the sellers’ agreement in respect of certain conditions precedent.

(3)	Corresponds to the entire surface area of the Araucária farm, which was acquired by BrasilAgro and Brenco. All rights and obligations acquired upon the purchase of the farm are divided between BrasilAgro and Brenco in 75% and 25%, respectively.

Sao Pedro is a farm in Chapadao do Sul (MS). With a surface area of 2,443 hectares, Sao Pedro was bought for R$ 9.9 million. Its potential production area is 1,700 hectares. In this farm, BrasilAgro has harvested soybean and corn crops in a surface area of 1,106 and 402 hectares, respectively. The company has sown 785 hectares with corn and 225 hectares with sorghum for the winter harvest, which will commence approximately in July. There are also 30 hectares previously sown with sugar cane. In our opinion, this land offers high potential for appreciation as a result of the sugar cane premises scheduled to be installed in the region.

Cremaq is a farm in Baixa Grande do Ribeiro (Piaui). Acquired for R$ 42.2 million and with a surface area of 32,375 hectares, it is estimated that the total production area will be 23,000 hectares. At present, there are approximately 1,500 hectares leased to third parties. BrasilAgro has harvested 7,075, 1,441 and 1,000 hectares of soybean, corn and rice crops in this property. The company has sown 1,233 hectares with sorghum for the winter harvest. The farm is close to the Itaqui Port and to the Norte-Sul railway. Weather and topographic conditions in the area are quite suited to soybean, corn and cotton crops. This property has also been bought for a value lower than average in the region and it offers major appreciation potential.

Jatobá is a farm in the Jaborandi district, in the State of Bahía. The acquisition price was R$ 35.4 million and it has 31,603 hectares. It is estimated that the total production area will be 24,600 hectares. BrasilAgro has harvested soybean crops in an area of 4,000 hectares.

Alto Taquarí is an estancia with a total area of 5,266 hectares and it is located in the municipality of Alto Taquarí, Mato Grosso. This property was purchased for R$ 34 million, payable in two installments. The first installment of R$ 6.8 million was paid on August 3, 2007, and a portion of the second installment of R$ 12.3 million was paid in April 2008. In September 2008, R$ 2.6 million were paid for the second installment. The payment of the balance due is subject to the fulfillment of certain conditions by the seller. This property has an estimated production area of 3,720 hectares, and soybean crops have been harvested in an area of 1,252 hectares while 666 hectares have been sown with corn for the winter harvest. In respect of the expansion of the surface area devoted to sugar cane, 2,672 hectares were sown with sugar cane.

On April 20, 2007, BrasilAgro acquired 75% of the estancia “Araucaria”, which has a total area of 15,543 hectares, 11,657 of which are owned by BrasilAgro, and is located in the municipality of Mineiros, Goiás. The production area is estimated at 8,435 hectares and BrasilAgro has harvested soybean crops in an area of 3,030 hectares while 1,428 and 270 hectares have been sown with corn and sorghum for the winter harvest and 3,720 hectares with sugar cane, according to the expansion strategy in respect of the surface area devoted to this crop.

Chaparral is a farm located in Correntina, Bahía. This farm has a surface area of 37,799 hectares and was purchased for R$ 47.1 million. Its potential production area is 28,000 hectares. BrasilAgro has harvested 3,169 hectares of soybean.

Nova Buriti is an estancia with a total surface area of 24,185 hectares and it is located in the municipality of Januaria, Minas Gerais. With a production area estimated at 19,935 hectares, it will be used for forestry activities.

In September 2008, BrasilAgro purchased 16,830 hectares from the Preferencia farm, located in the municipality of Barreiras, Bahía. The transaction was agreed for a price of R$ 600.0 per hectare. This property has good conditions for cattle breeding and crops growing.

During fiscal year 2009, BrasilAgro expanded its sown area (summer and winter campaign and sugar cane) by 52% compared to the previous period. BrasilAgro used a total surface area of 33,504 hectares for sowing, from which 17,918 hectares represented new areas.

During the period ended June 30, 2009, BrasilAgro’s revenues from the sale of crops were R$ 36.0 million, 80% higher than those of the same period of the previous year. It recorded a net profit of R$ 0.9 million compared to a profit of R$ 5.5 million during the same period of the previous year, in which it recorded the gain from the sale of a property for R$ 21.8.

At the end of fiscal year 2009, BrasilAgro presented consolidated assets for R$ 679.0 million, of which R$ 279.0 million were included in the Cash and banks, and Short-term investments accounts.

BrasilAgro will continue to focus its activities on agricultural real estate and on the development of its four main business lines: sugar cane; crops and cotton; forestry and cattle breeding.

Paraguay

In the context of operations that represent a new expansion of Cresud’s agriculture and cattle raising business in South America, in September 2008, the Company entered into several agreements to carry out real estate and agricultural, livestock and forestry activities in the Republic of Paraguay. Under these agreements, a new corporation was organized together with Carlos Casado S.A. under the name Cresca S.A., in which Cresud holds a 50% interest and acts in a capacity of advisor for the agricultural, livestock and forestry development of a rural property, and of a potential area of up to 100,000 hectares located in Paraguay derived from the exercise of an option.

In connection with the above mentioned rural property, Cresud executed a bill of purchase for a 50% interest in 41,931 hectares located in Mariscal José Felix Estigarribia, District of Boquerón, Chaco Paraguayo, Republic of Paraguay, owned by Carlos Casado S.A., for a price of US$ 5.2 million, in order to contribute them to the new company recently organized (Cresca S.A.). The contribution was made on January 26, 2009, and the title deed to the property was executed on February 3, 2009. Therefore, jointly with the contribution made by Carlos Casado S.A., the total value of the contributions made in Cresca S.A. is US$ 10.5 million. In addition, as indicated in the previous paragraph, Cresca has an option granted by Carlos Casado S.A. for the purchase of 100,000 additional hectares located in Paraguay.

In relation to the development of marginal areas, during fiscal year 2009 we started to develop our farms located in the Republic of Paraguay, with approximately 2,700 hectares developed from the 3,000 hectares allowed during the first stage. For the next fiscal year, it is expected that sorghum, soybean, corn and beans will start to be sown, and we plan to continue to develop new hectares for crop production and intensive cattle breeding in the farms located in Paraguay.

Bolivia

In line with its international expansion strategy, Cresud has entered into a number of agreements to formalize its position in various South American countries. In July 2008, the Company, acting through various companies, executed several bills of purchase for an aggregate of 12,166 hectares in the Republic of Bolivia for a total price of US$ 28.9 million.

In connection with these lands, on November 20, 2008, two purchase instruments including delivery of possession were executed, as part of the process of casting into public deed and filing of deeds with the relevant registries, involving the purchase of 883, 2,969 and 3,748 hectares in “San Cayetano”, “San Rafael” and “La Fon Fon” farms, respectively, located in Santa Cruz, Bolivia. We have already paid 43% of the agreed price of US$ 17.5 million. The remaining balance will be paid in two annual installments.

As concerns the remaining hectares, on January 22, 2009, we executed a deed of purchase for 4,566 hectares in “Las Londras” farm, located in the Province of Guarayos, Bolivia. On that date, the sum of US$ 3.8 million was paid, representing 42.9% of the total agreed price.

During fiscal year 2009, corn and soybean have been sown in approximately 10,000 hectares of the farms located in Bolivia. Those farms allow double harvesting of soybean, which means that better results can be obtained per hectare during a single season. In addition, soybean, corn, wheat, sunflower and sorghum have started to be sown in approximately 11,200 hectares for the winter harvest. The wheat harvest will commence by the first quarter of fiscal year 2010.

EQUITY INVESTEES

Futuros y Opciones.Com S.A.

In May 2000, we acquired 70% of the shares of Futuros y Opciones.Com S.A. (“Futuros y Opciones.Com”) for Ps. 3.5 million. The site was launched in November 1999 and is aimed at becoming the most important agriculture business community in Latin America. Futuros y Opciones.Com launched its e-commerce strategy in March 2001, in order to sell products, buy inputs, arrange loans, and obtain insurance, among other things. Currently, the main activity of Futuros y Opciones.Com is the grain brokerage.

The areas with the greatest potential for growth are: input commercialization, grain brokerage and beef cattle operations. Regarding input commercialization, the business volume was concentrated in a small number of suppliers, the agreements with the suppliers were improved in order to increase the margin of the business, and contracts of direct distribution were achieved. In terms of grains, the brokerage department was created, with the purpose of participating directly in the business by trading and offering services. In beef cattle, Futuros y Opciones.Com has created an alliance with a leading broker in the sector, which will allow it to obtain use of its clients’ database and technological knowledge.

During fiscal year 2007, Futuros y Opciones.Com started to trade futures and options, it acquired a share in the Buenos Aires futures and options exchange market (Mercado a Término de Buenos Aires) and has also become a dealer. During fiscal year 2008, Futuros y Opciones.Com continued trading futures and options with a 7.67% growth as compared to the previous year. The service consisting in hedging with futures has consolidated into an essential tool for our customers to manage their price risks.

As of June 30, 2009, Futuros y Opciones.Com total revenues increased by 23.8% compared to the previous fiscal year, with 40.4% growth in the revenues yielded by its main business, the grains brokerage. In addition, the business consisting in sales of inputs grew by 16.5%, while revenues from commissions and technology services increased by 5.5% and 42.6%, respectively.

The portal keeps consolidating as the leading site for the agricultural and beef cattle sector and various private polls have agreed that it is the most visited site by farmers engaged in both agricultural and beef cattle activities. The portal presently has an average of 800,000 sites accessed per month, with 3,000 single visits per day, and a base of almost 50,000 registered users. It has positioned itself as a point of reference for agriculture and livestock commercialization.

Futuros y Opciones.Com’s goal is to become a leading company in the supply of financial and commercial services. To attain such objective, we will continue to enhance the range of products we offer to the sector in the coming fiscal years.

At June 30, 2009, the Company held a 66.20% interest in Futuros y Opciones.Com.

Cactus Argentina S.A.

Cactus was initially a joint venture between us and Cactus Feeders Inc., one of the largest feedlot companies in the United States. The site of the venture’s operations is a 170-hectare farm in Villa Mercedes, in the Province of San Luis. The feedlot began operations in September 1999.

During fiscal year 2007, Cactus entered into a joint venture with Tyson Foods, Inc, a leading meat processing company, pursuant to which Tyson, through Provemex Holdings LLC, acquired a 52% equity interest in Cactus to establish the first integrated cattle operation in Argentina. Consequently, the stock holdings of Cactus Feeders, Inc. and Cresud in Cactus were reduced to 24% each. Since December 31, 2006, we no longer use the proportional consolidation method to account for our investment in Cactus due to the reduction of our equity interest in Cactus from 50% to 24%.

On January 11, 2007, Cactus and us (solely as nominee for Argentine legal purposes) acquired 100% of the Exportaciones Agroindustriales Argentinas S.A. (“EAASA”) shares for Ps. 16.8 million. EAASA owns a meat packing plant in Santa Rosa, Province of La Pampa, with capacity to slaughter and process approximately 9,500 cattle heads per month. The idea of Cactus is to expand in the future the slaughter capacity to 15,000 heads per month. Cactus has been a pioneer in feedlot services with a 25,000 heads of cattle capacity, depending on the size of the cattle. Cactus’ customer base changed during recent years, as many companies related to the beef sector bought calves to be fed at the feedlot. To assure themselves a constant supply of high quality beef, these companies keep an inventory of cattle on feed.

The feedlot cattle beef production is processed in the Exportaciones Agroindustriales Argentina S.A. packing plant for the domestic and foreign markets. Feedlot fattening with a corn-based diet has been growing at a very dynamic pace. The company has gained market reputation thanks to the uniform final product offered by feedlot-finished animals, which provides purchasers with high-quality products and higher yields, succeeding in offering differential sales prices. Cactus continues to receive cattle from farmers that repeat their productive process whereby they breed and re-breed their animals in their own farms and slaughter them at Cactus.

On June 30, 2009, Cresud entered into a shareholders’ agreement with Cactus Feeders for the purchase of its 24% interest in Cactus Argentina S.A. and 0.24% interest in EAASA. The agreed purchase price was US$ 2.4 million. At the same time, the Company and Tyson Foods S.A. made contributions to Cactus Argentina S.A. in the amount of US$ 2.4 million and US$ 2.6 million, respectively. As a consequence of the transaction, Cresud increased its interest in Cactus to 48%. The companies have strengthened as a result of the above mentioned capitalizations, which will help develop Cresud’s strategic business plan in the cattle beef processing industry.

During fiscal year 2009, Cactus recorded income as a result of the services supplied to farmers and investors and the profits generated by its own fattened cattle.

Agropecuaria Anta S.A. (formerly named Agropecuaria Cervera S.A.)

On December 27, 2005, we and Inversiones Ganaderas S.A. (solely as nominee for Argentine legal purposes) acquired 100% of the shares of Agropecuaria Anta S.A. (“Agropecuaria Anta”), whose main asset is the concession for the start-up of production pertaining to a comprehensive biological, economic and social development project over various properties located in Anta, Province of Salta, and which is duly authorized to implement a large-scale project covering agricultural, cattle breeding and forestry activities. The concession agreement covers 162,000 hectares for a 35-year period with an option to extend it for an additional 29-year period. In the framework of the concession, there is a development project aimed at applying 35,000 hectares to agricultural use, and 55,000 hectares to livestock activities, which has been approved by the Secretariat of Environment and Sustainable Development of the Province of Salta. We surrendered 3.6 million convertible notes of IRSA and paid Ps. 3.17 million in cash for the acquisition of the concession. During fiscal year 2008, Agropecuaria Anta S.A. commenced its land development activities, and as of June 30, 2009, it had 8,067 hectares devoted to its own production and 5,132 hectares leased to third parties.

On July 2, 2008, a memorandum of agreement was entered into under which the concession agreement for the northern region and the southern region of the properties of Salta Forestal S.A. was renegotiated. Under the above mentioned memorandum of agreement, the Company agreed to reduce the area under concession by returning 30,000 hectares, the location of which will be defined in a sketch to be mutually agreed between the parties. Under the same contract the annual concession fee was renegotiated in an amount in US$ equivalent to one soybean quintal per harvested hectare of any crops, to be paid up to July 1 each year as from 2009. On August 29, 2008, the Executive Branch of Salta approved the memorandum of agreement through decree No. 3,766. Consequently, the provisions of the memorandum of agreement are effective as from that date.

Main indicators for the fiscal years ended June 30, 2009 and 2008 (1):

Description		12 months ended June 30, 2009	12 months ended June 30, 2008%
Sales
Wheat		29,674	12,978	128.6%
Corn		108,230	78,495	37.9%
Sunflower		8,520	8,673	(1.8%)
Soybean		96,406	44,430	117.0%
Other		20,685	12,142	70.4%

Total Sales - Crops (tons)		263,515	156,718	68.1%

Sales - Cattle beef (tons)		6,348	11,677	(45.6%)

Sales - Milk (thousands of liters)		20,658	20,662	(0.0%)

Production
Wheat		21,375	21,583	(1.0%)
Corn		110,149	94,021	17.2%
Sunflower		13,030	9,283	40.4%
Soybean		76,893	59,479	29.3%
Other		15,584	13,780	13.1%

Total Production - Crops (tons)		237,031	198,146	19.6%

Production - Beef cattle (tons)		7,112	8,786	(19.1%)

Production - Milk (thousands of liters)		20,898	20,825	0.3%

Exploited surface (in hectares)
Crops	Own farms [2]	43,193	25,379	70.2%
	Leased farms	59,615	30,449	95.8%
	Farms under concession [3]	8,067	3,811	111.7%
Cattle beef	Own farms	96,064	90,999	5.6%
	Leased farms	32,795	32,895	(0.3%)
Dairy farm	Own farms	4,106	4,092	0.3%
Sheep	Own farms	100,911	90,000	12.1%
Land reserves (in hectares)
	Own farms	238,012	230,532	3.2%
	Farms under concession [3]	118,788	153,041	(22.4%)
Surface under irrigation (in hectares)
	Own farms	3,762	3,748	0.4%
	Leased farms	933	862	8.2%
Storage capacity (tons)
	Own plants	10,000	10,000	0.0%
Stock of cattle heads
Breeding stock		59,283	57,999	2.2%
Winter grazing stock		28,520	22,359	27.6%
Dairy farm stock		7,634	7,866	(2.9%)

Total cattle heads		95,437	88,224	8.2%

Daily average milking cows (heads)		3,286	3,174	3.5%

Note:

1 -	Does not include Agro-Uranga S.A. (35.72% of 8,299 hectares).

2 -	Includes “San Cayetano”, “San Rafael”, “La Fon Fon” and “Las Londras” farms, respectively, located in Santa Cruz, Bolivia.

3 -	Farms under concession represent surface in proportion to our 99.99% interest in Agropecuaria Anta S.A.

IRSA’s SEGMENTS

During fiscal year 2009, Cresud purchased 78,181,444 shares of IRSA. As a consequence of such purchase, our investment in IRSA’s common shares amounts to 55.64% as of June 30, 2009.

As from October 1, 2008, Cresud presents its financial statements in consolidated form with IRSA’s in accordance with the provisions of Technical Resolution No. 21. Consequently, the Company’s consolidated results as of June 30, 2009 include IRSA’s results between October 1, 2008 and June 30, 2009. The Company’s consolidated financial statements as of June 30, 2008, 2007 and 2006 do not include information in consolidated form with IRSA’s.

The following information corresponds to data of the segments extracted from our subsidiary IRSA Inversiones y Representaciones S.A.’s Annual Report and financial statements as of June 30, 2009.

The revenue figures for fiscal year 2009 described in the different tables correspond to the twelfth-month period reported in IRSA’s financial statements.

Offices and other non-shopping center rental properties

Our subsidiary IRSA is engaged in the acquisition, development and management of Offices and other non-shopping center rental properties in Argentina. As of June 30, 2009, our subsidiary IRSA directly and indirectly owned interests in 24 office and other rental properties in Argentina which comprised 252,949 square meters of gross leaseable area. Of these properties, 17 were office properties which comprised 156,000 square meters of gross leaseable area. For fiscal year 2009, our subsidiary IRSA had revenues from Offices and other non-shopping center rental properties of Ps. 147.7 million.

All IRSA’s office rental property in Argentina is located in Buenos Aires City. For the year ended June 30, 2009 the average occupancy rate for all the properties in the Offices and other non-shopping center rental properties segment was approximately 94.0%. Eight different tenants accounted for approximately 38.0% of the total revenues from office rentals of our subsidiary IRSA for fiscal year 2009: Exxon Mobile Business, Price Waterhouse, Unilever Argentina, Grupo Total Austral, Apache Energía Argentina, Microsoft de Argentina S.A., Sibille S.C. (KPMG), and Grupo Danone Argentina.

Management. Our subsidiary IRSA generally acts as the managing agent of the office properties in which it owns an interest. These interests consist primarily of the ownership of entire buildings or a substantial number of floors in a building. The buildings in which our subsidiary IRSA owns floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests (based on the area owned) in the building. As the managing agent of operations, IRSA is responsible for handling services, such as security, maintenance and housekeeping. These services are generally contracted to third party providers. The cost of the services are passed-through and paid for by the tenants, except in the case of the units not rented, in which case our subsidiary IRSA absorbs the cost. The leaseable space is marketed through commissioned brokers, the media and directly by our subsidiary IRSA.

Leases. In general, our subsidiary IRSA leases offices and other properties pursuant to contracts with an average term of three years, with the exception of a few contracts with terms of five years. These contracts are renewable for two or three additional years at the tenant’s option. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars, and in accordance with Argentine law they are not subject to inflation adjustment. Rental rates for renewed periods are negotiated at market value.

Properties. The following table sets forth certain information regarding our subsidiary IRSA’s direct and indirect ownership interest in offices and other non-shopping center rental properties.

	Date of	Leasable Area	Occupancy rate	IRSA’s effective	Monthly rental income	Accumulated Annual Rental Income for the fiscal periods (in Ps./000) (4)			Book value
	Acquisition	Sqm (1)	(2)	interest	Ps./000 (3)	2009	2008	2007	Ps./000 (5)
Edificio República	04/28/08	19,884	64%	100.0%	1,686	17,114	203	—	224,478
Torre Bankboston (6)	08/27/07	15,891	100%	100.0%	1,522	19,670	15,688	—	157,894
Bouchard 551	03/15/07	23,378	96%	100.0%	1,803	20,342	12,678	3,925	152,898
Intercontinental Plaza (7)	11/18/97	22,535	100%	100.0%	1,994	18,372	12,496	10,977	86,517
Dique IV (8)	12/02/97	11,298	89%	100.0%	1,151	1,743	—	—	66,984
Bouchard 710	06/01/05	15,014	100%	100.0%	1,628	17,379	12,931	8,900	66,283
Maipú 1300	09/28/95	10,280	100%	100.0%	998	9,890	8,107	6,006	39,670
Libertador 498 (9)	12/20/95	7,433	100%	100.0%	748	9,285	8,551	6,307	27,199
Costeros Dique IV	08/29/01	5,437	90%	100.0%	449	5,056	4,603	1,987	19,699
Edificios Costeros	03/20/97	6,389	59%	100.0%	303	4,082	3,896	3,124	17,373
Dock Del Plata (10)	11/15/06	3,985	80%	100.0%	320	6,083	6,945	3,103	12,691
Suipacha 652/64	11/22/91	11,453	100%	100.0%	531	3,820	2,480	1,398	11,388
Madero 1020 (11)	12/21/95	114	100%	100.0%	2	32	89	97	269
Laminar Plaza (12)	03/25/99	—	N/A	100.0%	—	5,327	5,607	4,631	—
Reconquista 823/41 (12)	11/12/93	—	N/A	100.0%	—	2,087	2,256	1,139	—
Offices - other (13)	N/A	2,909	89%	N/A	89	1,189	1,385	1,289	7,954
Subtotal Offices		156,000	91%	N/A	13,224	141,471	97,915	52,883	891,297
Other Non-Shopping Center Rental Properties
Commercial Properties (14)	N/A	312		N/A	—	209	188	242	3,626
Museo Renault	12/06/07	1,275	100%	100.0%	30	356	204	—	4,877
Santa María del Plata	07/10/97	60,100	100%	90.0%	84	959	958	1,043	12,496
Thames (7)	11/01/97	33,191	100%	100.0%	51	607	607	607	3,899
Other properties (15)	N/A	2,072	100%	N/A	6	2,207	220	168	5,721
Subtotal Other Rental Properties		96,950	100%	N/A	171	4,338	2,177	2,060	30,619
Related fees (16)		N/A	N/A	N/A	—	1,940	2,067	740	N/A
TOTAL OFFICES AND OTHER NON-SHOPPING CENTER RENTAL PROPERTIES (17)		252,950	94%	N/A	13,395	147,749	102,159	55,683	921,916

Notes:

(1)	Total leaseable area for each property as of June 30, 2009. Excludes common areas and parking.

(2)	Calculated dividing occupied square meters by leaseable area as of June 30, 2009.

(3)	Agreements in force as of 06/30/09 for each property were computed.

(4)	Total leases consolidated by application of the method under Technical Resolution RT21.

(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment.

(6)	472 leasable square meters were sold in December 2008.

(7)	Through Inversora Bolivar S.A.

(8)	The building was occupied on May 15, 2009.

(9)	In the period January through March 2009, the square meters sold amounted to 3,099.

(10)	In the period December 2008 through April 2009, 3,937 leasable square meters were sold.

(11)	In the period February through April 2009 26 parking spaces were sold.

(12)	The property was completely sold in April 2009.

(13)	Includes the following properties: Madero 942 (fully sold as of June 30, 2009), Av. de Mayo 595, Av. Libertador 602, Rivadavia 2768 and Sarmiento 517 (through IRSA).

(14)	Includes the following properties: Constitución 1111, Crucero I(fully sold as of June 30, 2009); Retail stores in Abril (wholly assigned) and Casona in Abril (through IRSA and IBSA).

(15)	Includes the following properties: one unit in Alto Palermo Park (through IBSA), Constitución 1159 and Torre Renoir I (through IRSA) and others.

(16)	Revenues from building management fees.

(17)	Corresponds to the “Offices and other non-shopping center rental properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.

The following table shows a schedule of the lease expirations of the office and other properties for leases outstanding as of June 30, 2009, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

Fiscal year of lease expiration	Number of leases expiring (1)	Square meters subject to expiring leases (2)	Percentage of total square meters subject to expiration	Annual rental income under expiring leases	Percentage of total rental income under expiring leases
		(m2)	(%)	(Ps.)	(%)
2010	55	61,995	61%	52,856,655	33%
2011	51	52,510	22%	51,100,596	32%
2012	42	37,159	16%	51,857,814	32%
2013+	4	3,155	1%	4,005,146	3%
Total	152	154,819	100%	159,820,211	100%

Includes Offices which contract has not been renewed as of June 30, 2009.

Does not include vacant leased square meters.

Does not include square meters or revenues from parking spaces.

The following table shows the occupancy percentage of our subsidiary IRSA’s offices during fiscal years ended June 30, 2009, 2008 and 2007:

	Occupancy Percentage Fiscal year ended June 30,(1)
	2009	2008	2007
	(%)	(%)	(%)
Offices
Intercontinental Plaza	100	100	100
Bouchard 710	100	100	100
Bouchard 551	96	100	100
Dock del Plata	80	100	100
Libertador 498	100	100	100
Maipú 1300	100	100	100
Laminar Plaza (3)	N/A	100	100
Madero 1020	100	100	100
Reconquista 823/41 (3)	N/A	100	100
Suipacha 652/64	100	100	100
Edificios Costeros	59	89	96
Costeros Dique IV	90	100	96
Torre Bankboston	100	100	N/A
República	64	19	N/A
Dique IV	89	N/A	N/A
Other (2)	89	100	100

(1)	Leased square meters in accordance with lease agreements in effect as of June 30, 2009, 2008 and 2007 considering the total leaseable office area for each year.

(2)	Includes the following properties: Madero 942 (sold in October 2008) , Av. de Mayo 595, Av. Libertador 602, Sarmiento 517 and Rivadavia 2768.

(3)	This property was fully sold in April 2009.

The following table sets forth the annual average income per square meter for our subsidiary IRSA’s offices during fiscal years ended June 30, 2009, 2008 and 2007:

	Annual average income per square meter Fiscal year ended June 30,(1)
	2009	2008	2007
	(Ps/sqm)	(Ps/sqm)	(Ps/sqm)
Offices
Intercontinental Plaza	717	555	487
Bouchard 710	1,158	861	623
Bouchard 551 (2)	870	458	118
Dock del Plata (3)	908	877	392
Libertador 498 (4)	1,005	812	634
Maipú 1300	962	789	597
Laminar Plaza (5)	817	860	710
Madero 1020	281	414	450
Suipacha 652/64	416	217	123
Reconquista 823/41 (5)	334	450	236
Edificios Costeros	639	610	504
Costeros Dock IV	930	847	387
Torre Bankboston (6)	1.238	992	N/A
República (7)	861	55	N/A
Dique IV (8)	154	N/A	N/A
Other (9)	326	448	429

(1)	Calculated considering annual leases to total leaseable office area, in accordance with IRSA’s percentage of ownership in each building.

(2)	Lease agreement beginning in the third quarter of fiscal year ended June 30, 2007, consequently income is for only three months of that fiscal year. In the third quarter of fiscal year 2008, 9,946 sqm were sold.

(3)	3,937 leasable square meters were sold in the period December 2008 through April 2009.

(4)	3,099 leasable square meters were sold in the period January through March 2009.

(5)	The property was fully sold in April 2009.

(6)	The property was acquired on 08/27/07, consequently income is for only ten months of fiscal year ended June 30, 2008.

(8)	The property was acquired on 04/28/08 and construction works were in progress, consequently income is for only 1 month of the fiscal year ended June 30, 2008.

(9)	Includes the following properties: Madero 942 (sold in October 2008), Av. de Mayo 595, Av. Libertador 602, Sarmiento 517 and Rivadavia 2768.

Below is information regarding our subsidiary IRSA’S principal currently owned office properties, including the names of the tenants occupying 5% or more of the gross leaseable area of each property.

Edificio República. This property, which was designed by the renowned architect César Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur) is a unique premium office building in downtown Buenos Aires and adds approximately 19,884 gross leaseable square meters to IRSA’s portfolio distributed in 20 floors. The main tenants include Apache Energía, Deutsche Bank, Estudio Beccar Varela, Federalia S.A. de Finanzas, Enap Sipetrol Argentina S.A., Infomedia and Banco Itaú.

Torre BankBoston. The Bank Boston tower is a modern office building in Carlos Maria Della Paolera 265 in the City of Buenos Aires. Having been designed by the renowned architect Cesar Pelli, it has 31,670 square meters in gross leasable area. IRSA has a 50% ownership interest in the building. At present, its main tenants are Standard Bank, BankBoston N.A. Suc. Bs. As., Exxon Mobile, Kimberley Clark de Argentina and Hope, Duggan & Silva S.C.

Bouchard 551, City of Buenos Aires. Bouchard 551, known as “Edificio La Nación”, is an office building that our subsidiary IRSA acquired in March 2007, located in the Retiro area close to the intersection of the Leandro N. Alem and Córdoba avenues and opposite Plaza Roma. The building is a 23-story tower covering a surface area of 2,900 square meters in the low floors that becomes smaller as it goes higher up to 900 square meters approximately, and parking for 177 units. IRSA has approximately 23,000 leasable square meters in the building and its main tenants include La Nación S.A., Price Waterhouse & Co., AS. EM. S.R.L, Maersk Argentina S.A. and Regus Business Centre S.A.

Intercontinental Plaza, City of Buenos Aires. Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown City of Buenos Aires. Our subsidiary IRSA owns the entire building which has floors averaging 900 square meters with 324 parking spaces. The principal tenants currently include Total Austral S.A., Danone Argentina S.A., IRSA, Alto Palermo and Cognizant Technology Solutions de Arg. S.A.

Dique IV, Puerto Madero. About mid-May 2009 our subsidiary IRSA completed an office building located in Puerto Madero’s Dock IV. It is a luxury building with a leasable area of approximately 11,298 square meters composed of large and versatile spaces. Its lay-out is optimum both for companies that require smaller office space at an average 200 square meters and for corporations that need the entire floor. The building has nine office stories and retail stores in the first story. The main tenant in the building is Exxon Mobile.

Bouchard 710, City of Buenos Aires. Bouchard 710 is an office building acquired by our subsidiary IRSA in June 2005, located in the Retiro area. The building is a 12-story tower, with an average area per floor of 1,251 square meters, with 180 units for car parking. Tenants are Unilever de Argentina S.A., Sibille S.C. (KPMG), and Microsoft de Argentina S.A.

Maipú 1300, City of Buenos Aires. Maipú 1300 is a 23-story office tower opposite Plaza San Martín, a prime office zone facing Avenida del Libertador, an important north-to-south avenue. The building is also located within walking distance of the Retiro commuter train station, Buenos Aires’ most important public transportation hub, connecting rail, subway and bus transportation. Our subsidiary IRSA owns the entire building which has an average area per floor of 440 square meters. The building’s principal tenants currently include Allende & Brea, Carlson Wagonlint Travel Argentina S.A. and PPD Argentina S.A.

Libertador 498, Ciudad de Buenos Aires. Libertador 498 is a 27-story office tower at the intersection of three of the most important means of access to the City of Buenos Aires. This location allows for easy access to the building from northern, western and southern Buenos Aires. Our subsidiary IRSA is the owner of 12 stories with an average area per floor of 620 square meters and of 209 parking spaces. This building features a unique design in the form of a cylinder and a highly visible circular lighted sign at the top which turn it into a landmark in the Buenos Aires skyline. The main tenants include Alfaro Abogados S.C., Sideco Americana S.A. , LG Electronics Argentina S.A., Allergan Productos Farmacéuticos S.A. and Dak Americas Argentina S.A.

Edificios Costeros, Dique IV, City of Buenos Aires. On August 29, 2001, our subsidiary IRSA signed the deed of purchase of “Section C” of the office complex known as Puerto del Centro that includes buildings “5” and “6.” The property is located in the Puerto Madero area and has approximately 5,500 square meters of gross leaseable area and 50 parking spaces. The building’s principal tenants currently include Nextel Argentina S.A., Consultora de Estudios Bonaerense S.R.L., London Supply S.A.C.I.F.I., Techint Cía. Técnica Internacional S.A.C.I. and Trafigura Argentina S.A.

Edificios Costeros, Dique II, City of Buenos Aires. Costeros A and B are two four-story buildings developed by our subsidiary IRSA and located in the Puerto Madero area. IRSA owns the two buildings which have a gross leaseable area of 6,389 square meters. In September 1999 our subsidiary IRSA completed their construction and in April 2000 began to market the office spaces and 147 parking spaces. The main tenants of these properties are as follows: Leo Burnett Worldwide Invest. Inc., Italcred S.A., Coty Argentina S.A., Olga Cossettini 1545 S.A. and Somos Tres S.R.L.

Dock del Plata, City of Buenos Aires. Dock del Plata is an office building located at Alicia Moreau de Justo 400 in the Puerto Madero area acquired by our subsidiary IRSA in November 2006. It is a 4-story building with an average surface per floor of 1,500 square meters and with 309 units of parking space. In the fiscal period ended June 30, 2009 the retail stores and 4 functional units were sold, with the office leasable area now being 3,985 square meters. At present, the main tenants include AT & T Communications Serv. S.R.L., MCO LEX S.R.L and CA Argentina S.A.

Suipacha 652/64, City of Buenos Aires. Suipacha 652/64 is a 7-story office building located in the office district of the City of Buenos Aires. Our subsidiary IRSA owns the entire building and 70 parking spaces. The building has unusually large floors, most measuring 1,580 square meters. This property underwent substantial renovations shortly after IRSA acquired the deed in 1991 to prepare the building for rental. The building’s principal tenants currently include Gameloft Argentina S.A., Monitor de Medios Publicitarios S.A, Organización de Servicios Directos Empresarios (OSDE) and APSA’s subsidiary, Tarshop S.A.

Other office properties. Our subsidiary IRSA also has interests in other office properties, all of which are located in the City of Buenos Aires. These properties are either entire buildings or portions of buildings, none of which contributed more than Ps. 0.8 million in annual rental income for fiscal year 2009. Among these properties are Madero 942 (sold in October 2008), Libertador 602, Av. de Mayo 595, Rivadavia 2768 and Sarmiento 517.

Retail and other properties. The portfolio of rental properties of our subsidiary IRSA as of June 30, 2009 includes 10 non-shopping center leased properties that are leased as shops on streets, a lot in industrial premises, two leased undeveloped plots of land and other properties for various uses. Most of these properties are located in the City of Buenos Aires, although some are located in other cities in Argentina. These properties include Constitución 1111, Museo Renault, Thames and Solares de Santa María.

During fiscal 2009 our subsidiary IRSA executed and delivered title deeds for the sale of 19,371 sqm of gross leasable area corresponding to non-strategic office assets in several transactions totaling approximately US$ 52 million. These transactions include, though are not limited to, 7 functional units at Edificio Dock del Plata representative of 3,937 sqm of gross leasable area; a commercial property in Puerto Madero designated as Crucero I representative of 192 sqm of gross leasable area; 5 functional units at Edificio Libertador 498 representative of 3,099 sqm of gross leasable area; one functional unit at the property located in Av. Madero 942 representative of 768 sqm of gross leasable area; 5 floors at Edificio Laminar Plaza, representative of 6,520 sqm of gross leasable area and a block building along Reconquista street representative of 5,016 sqm of gross leasable area. This decision allows IRSA to reinforce its financial robustness and to re-focus on consummating the potential business opportunities that are being added to its portfolio such as the incorporation into its portfolio of the Dique IV office building in May 2009 and the completion and start-up of the office building adjacent to the Dot Baires Shopping Center scheduled to be operational in the year 2010.

Shopping Centers

IRSA is engaged in purchasing, developing and managing shopping centers through its subsidiary APSA. As of June 30, 2009, APSA operated and owned majority interests in eleven shopping centers, six of which are located in the City of Buenos Aires, one of which is located in the greater Buenos Aires metropolitan area and the other four of which are located in the Argentine provinces, in the cities of Salta, Rosario, Mendoza and Córdoba.

As of June 30, 2009, IRSA owned 63.3% of APSA and Parque Arauco S.A. owned 29.6%. The remaining shares are held by the investor public and traded on the Bolsa de Comercio de Buenos Aires and the related ADSs are listed and traded on the Nasdaq National Market (USA) under the symbol “APSA.” In addition, as of June 30, 2009, IRSA owned US$ 31.7 million of APSA’s convertible notes due July 2014. If our subsidiary, and all the other holders of such convertible Notes were to exercise their options to convert the convertible notes into shares of APSA’s common stock, IRSA’s shareholding in APSA would increase to 65.9% of its fully diluted capital.

As of June 30, 2009, APSA’s shopping centers comprised a total of 292,536 square meters of gross leaseable area (excluding certain space occupied by hypermarkets which are not APSA’s tenants). For the period ended June 30, 2009, the average occupancy rate of APSA’s shopping center portfolio was approximately 98.5%.

As a result of the acquisition of several shopping centers, IRSA centralized the management of the shopping centers in APSA, which is responsible for providing common area electrical power, a main telephone switchboard, central air conditioning and other basic common area services.

The following table shows certain information concerning our subsidiary APSA’s shopping centers as of June 30, 2009:

	Date of Acquisition	Leaseable Area sqm (1)	APSA’s Effective Interest (3)	Occupancy rate (2)	Annual Rental Income For the fiscal years (in thousands of Ps.) (4)			Book Value (in thousands of Ps.) (5)

					2009	2008	2007 (12)
Shopping Centers (6)
Panamerican Mall (7)	12/01/06	49,731	80.0%	99.9%	8,499	—	—	557,852
Abasto (8)	07/17/94	37,604	100.0%	99.8%	77,773	69,639	56,380	172,586
Alto Palermo	12/23/97	18,635	100.0%	100.0%	82,450	69,847	57,345	156,665
Patio Bullrich	10/01/98	11,741	100.0%	99.6%	31,537	28,864	25,368	96,903
Mendoza Plaza Shopping	12/02/04	41,118	100.0%	96.8%	25,478	24,232	18,779	85,294
Alto Avellaneda	12/23/97	37,298	100.0%	100.0%	47,488	39,958	31,249	84,624
Alto Rosario Shopping (8)	11/09/04	28,640	100.0%	95.0%	24,141	20,040	15,464	79,436
Paseo Alcorta	06/06/97	14,385	100.0%	97.9%	39,067	37,293	31,241	74,020
Córdoba Shopping Villa Cabrera	12/31/06	15,789	100.0%	96.4%	11,262	10,577	3,810	69,195
Alto Noa	03/29/95	18,851	100.0%	99.9%	10,838	9,598	6,635	23,081
Proyecto Neuquén (9)	07/06/99	N/A	94.6%	N/A	—	—	—	12,127
Buenos Aires Design	11/18/97	13,750	53.7%	98.8%	12,965	12,020	10,359	11,306
Fibesa and others (10)	—	N/A	100.0%	N/A	16,431	21,402	13,636	—
Comercializadora Los Altos S.A.	—	N/A	100.0%	N/A	8,804	1,925	—	—
TOTAL SHOPPING CENTERS		287,542	94.9%	98.5%	396.733	345,395	270,266	1,423,089

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.

(2)	Calculated dividing occupied square meters by leaseable area.

(3)	Effective interest of APSA in each business unit. IRSA has a 63.34% in APSA.

(4)	Represents the total leases consolidated by application of the RT21 method.

(5)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances if applicable.

(6)	Owned through APSA.

(7)	On May 13, 2009, a shopping center, a hypermarket and a movie theater complex were opened. Still pending is the completion of an office and/or residential building.

(8)	Excludes Museo de los Niños. (Abasto 3,732m2; Rosario 1,261m2)

(9)	Land for the development of a Shopping Center.

(9)	Includes revenues from Fibesa S.A. and others.

Tenants’ Retail Sales

The following table sets forth the total approximate tenant retail sales in Pesos at the shopping centers in which our subsidiary APSA had an interest for the periods shown:

	Fiscal year ended June 30, (1)
	2007	2008	2009
	Ps.	Ps.	Ps.
Abasto	573,814,588	720,398,373	774,496,092
Alto Palermo	502,220,444	631,821,667	745, 008,569
Alto Avellaneda	418,349,117	560,693,754	696,502,305
Paseo Alcorta	321,948,304	385,515,939	374,756,633
Patio Bullrich	226,200,714	271,411,516	274,923,406
Alto Noa	130,318,508	173,998,891	211,353,264
Buenos Aires Design	110,722,931	132,952,563	129,072,350
Mendoza Plaza	337,757,597	433,394,266	436,599,085
Alto Rosario	204,430,069	271,331,827	318,443,541
Cordoba	N/A	120,827,838	133,526,649
Dot Baires Shopping	N/A	N/A	99,478,084

Total retail sales (2)	2,825,762,272	3,702,346,634	4,194,159,978

Notes:

(1)	Retail sales based upon information provided to by retailers and past owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases IRSA owns less than 100% of such shopping centers.

(2)	Excludes sales from the booths and spaces used for special exhibitions.

Lease Expirations

The following table shows a schedule of lease expirations for the shopping center properties in place as of June 30, 2009, assuming that none of the tenants exercise renewal options or terminate their lease early.

Lease Expirations as of June 30,	Number of Leases Expiring	Square Meters Subject to Expiring Leases (sqm)	Percentage of Total Square Meters Subject to Expiration (%)	Annual Base Rent Under Expiring Leases(1) (Ps.)	Percentage of Total Base Rent Under Expiring Leases (%)
2010	543	91,548	32%	73,730,303	32%
2011	331	42,251	15%	54,185,002	23%
2012	294	37,483	13%	52,686,545	23%
2013+	196	116,260	40%	52,314,176	22%

Total (2)	1,364	287,542	100%	232,916,026	100%

(1)	Includes only the basic rental income amount. Does not give effect to APSA’s ownership interest.

(2)	Includes stores which contracts have not been renewed yet and vacant stores at June 30, 2009.

Occupancy Rate

The following table shows the average occupancy rate of each shopping center during fiscal years ended June 30, 2009, 2008 and 2007:

	Occupancy Rate Fiscal year ended June 30,
	2009	2008	2007
	(%)	(%)	(%)
Abasto de Buenos Aires	99.8	99.6	97.0
Alto Palermo Shopping	100.0	100.0	99.6
Alto Avellaneda	100.0	99.8	95.0
Paseo Alcorta	97.9	99.5	99.0
Patio Bullrich	99.6	100.0	100.0
Alto Noa	99.9	100.0	100.0
Buenos Aires Design	98.8	100.0	100.0
Alto Rosario	95.0	99.2	93.4
Mendoza Plaza Shopping	96.8	97.7	95.9
Córdoba Shopping Villa Cabrera	96.4	97.2	—
Dot Baires Shopping	99.9	—	—

Total average	98.5	99.3	97.8

Rental Price

The following table shows the annual/period average rental price per square meter for the fiscal years ended June 30, 2009, 2008 and 2007:

	Annual Average Revenue per square meter Fiscal year ended June 30, (1):
	2009	2008	2007
	(Ps./m2)	(Ps./m2)	(Ps./m2)
Abasto de Buenos Aires	1,711	1,437	1,273
Alto Palermo Shopping	3,581	3,058	2,925
Alto Avellaneda (2)	1,156	972	1,100
Paseo Alcorta	2,409	2,314	2,074
Patio Bullrich	2,255	2,096	2,051
Alto Noa	503	461	344
Buenos Aires Design	731	673	634
Alto Rosario	747	609	484
Mendoza Plaza Shopping	547	537	456
Córdoba Shopping Villa Cabrera (3)	591	558	N/A
Dot Baires Shopping (4)	1,162	N/A	N/A

Notes:

(1)	The annual price of rentals per square meter of gross leasable area reflects basic and supplementary rental charges as well as revenues from admission rights divided by the square meters of the gross leasable area.

(2)	The decrease in revenues per square meter in fiscal 2008 at Alto Avellaneda is due to the inclusion of 11,600 sqm belonging to Falabella.

(3)	The values for 2008 were modified on the basis of the movie theaters’ surface areas.

(4)	The values corresponding to Dot have been adjusted and annualized as the actual figures reflect only one month and a half.

Principal Terms of the Leases

Under Argentine Law, terms of commercial leases must be between three to ten years, with most leases in the shopping center business having terms of no more than five years. The lease agreements are generally denominated in Pesos.

Leaseable space in the shopping centers is marketed through an exclusive arrangement with APSA’s real estate broker, Fibesa S.A. There is a standard lease agreement, the terms and conditions of which are described below, which it uses for most tenants. However, the largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

Tenants are charged a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Although many of the lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, there can be no assurance that APSA may be able to enforce such clauses contained in its lease agreements.

In addition to rent, most of the tenants are charged an admission fee, which is required to be paid upon entering into a lease agreement and upon a lease agreement renewal. The admission fee is normally paid in one lump sum or in a small number of monthly installments. If the tenant pays this fee in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration. In the event of unilateral termination and/or resolution for breach of duties by the tenant, a tenant will not be refunded its admission right without consent.

APSA is responsible for supplying each shopping center with the electrical power connection and provision, a main telephone switchboard, central air conditioning connection and a connection to a general fire detection system. Each rental unit is connected to these systems. APSA also provides the food court tenants with sanitation and with gas systems connections. Each tenant is responsible for completing all the necessary installations within its own rental unit, in addition to the direct expenses generated by these items within each rental unit. These direct expenses generally include: electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total charges and general taxes related to the maintenance of the common areas. This percentage is determined based on the tenant’s gross leaseable area and the location of its store. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

APSA carries out promotional and marketing activities to increase attendance to the shopping centers. These activities are paid for with the tenants’ contributions to the Common Promotional Fund (“CPF”), which is administered by APSA. Every month tenants contribute to the CPF an amount equal to approximately 15% of their rent (Base Rent plus Percentage Rent), in addition to rent and expense payments. APSA may increase the percentage that tenants must contribute to the CPF, but the increase cannot exceed 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. It may also require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. APSA may require tenants to make these extraordinary contributions up to four times a year provided that each such extraordinary contribution may not exceed 25% of the preceding monthly rental payment of the tenant.

Each tenant leases its rental unit as a shell without any fixtures. Each tenant is responsible for the interior design of its rental unit. Any modifications and additions to the rental units must be pre-approved by APSA. Tenants are responsible for all costs incurred in remodeling the rental units and for removing any additions made to the rental unit when the lease expires. Furthermore, tenants are responsible for obtaining adequate insurance for their rental units, which must include, among other things, coverage for fire, glass breakage, theft, flood, civil liability and workers’ compensation.

Sources of Shopping Center Revenues

Set forth below is a breakdown of the sources of the shopping center revenues for the fiscal years ended June 30, 2007, 2008 and 2009:

	Fiscal Year ended June 30,
	2009	2008	2007
	(Ps.)	(Ps.)	(Ps.)
Fixed monthly minimum rent	196,039,212	159,140,526	129,594,156
Variable rent dependent on prices	70,883,545	73,298,452	51,872,357
Booth and kiosk rentals	31,774,087	27,144,073	21,303,064
Admission fees	47,690,439	40,275,442	34,477,499
Miscellaneous	33,275,688	31,959,152	23,012,445
Parking	17,070,274	13,577,014	9,872,453
Total rentals and services	396,733,245	345,394,659	270,131,974

Description of each Shopping Center

Set forth below is information regarding APSA’s principal shopping centers.

Alto Palermo Shopping, City of Buenos Aires. Alto Palermo Shopping is a 145-store shopping center that opened in 1990 and is located in the densely populated neighborhood of Palermo in the City of Buenos Aires. Alto Palermo Shopping is located only a few minutes from downtown Buenos Aires and with nearby subway access. Alto Palermo Shopping has a total constructed area of 65,029 square meters that consists of 18,635 square meters of gross leaseable area. The shopping center has a food court with 19 stores. Alto Palermo Shopping is spread out over four levels and its parking lot may accommodate 654 cars. In the fiscal year ended on June 30, 2009, the public visiting the shopping center generated nominal retail sales totaling approximately Ps. 745 million, which represents annual sales for approximately Ps. 39,979.0 per square meter. Principal tenants currently include Zara, Garbarino, Sony Style, Frávega and Just For Sport. Alto Palermo Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 17.3% of its gross leaseable area at June 30, 2009 and approximately 9.5% of its annual base rent for the fiscal year ended on such date.

Alto Avellaneda, Avellaneda, Greater Buenos Aires. Alto Avellaneda is a 144-store shopping center that opened in October 1995 and is located in the densely populated neighborhood known as Avellaneda, on the southern border of the City of Buenos Aires. Alto Avellaneda has a total constructed area of 108,598 square meters that includes 37,298 square meters of gross leaseable area. Alto Avellaneda has a six-screen multiplex movie theatre, a Wal-Mart megastore, a bowling alley, an entertainment center a bowling alley, an 18-restaurant food court and starting in April 28, 2008, it also hosts a Falabella department store. Wal-Mart (not included in the gross leaseable area) acquired the space it occupies, but it pays a share of the common expenses of Alto Avellaneda’s parking lot. This shopping center offers free-of-charge parking space for 2,700 cars over an area of 47,856 square meters. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 696.5 million, which represents annual revenues for approximately Ps. 18,674.0 per square meter. Principal tenants currently include Falabella, Garbarino, Frávega, Compumundo and Sport Line. Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 34.4% of its gross leaseable area at June 30, 2009 and approximately 21.3% of its annual base rent for the fiscal year ended on such date

Paseo Alcorta, City of Buenos Aires. Paseo Alcorta is a 111-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, within a short drive from downtown Buenos Aires. Paseo Alcorta has a total constructed area of approximately 87,553 square meters that consists of 14,485 square meters of gross leaseable area. The three-level shopping center includes a four-screen multiplex movie theatre, a 17-restaurant food court, a Carrefour hypermarket, and a parking lot with approximately 1,300 spaces. Carrefour purchased the space it now occupies but it pays a share of the expenses of the shopping center’s parking lot. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 374.8 million, which represents annual sales for approximately Ps. 26,051.9 per square meter. Principal tenants currently include Zara, Frávega, Rapsodia, Kartun and Etiqueta Negra. Paseo Alcorta’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 14.2% of Paseo Alcorta’s gross leaseable area at June 30, 2009 and approximately 8.9% of its annual base rent for the fiscal year ended on such date.

Abasto Shopping, City of Buenos Aires. Abasto Shopping is a 173-store shopping center located in the City Buenos Aires. Abasto Shopping is directly accessible by subway, railway and highway. Abasto Shopping opened in November 1998. The principal building is a landmark building which during the period 1889 to 1984 operated as the primary fresh produce market for the City of Buenos Aires. The property was converted into a 116,646 square meter shopping center, with approximately 37,604 square meters of gross leaseable area (41,336 sqm if we consider also Museo de los Niños). The shopping center includes a food court with 27 stores covering an area of 8,021 square meters, a 12-screen multiplex movie theatre, entertainment facilities and the “Museo de los Niños Abasto,” a museum for children. Abasto Shopping is spread out over five levels and has a 1,200-car parking lot. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 774.5 million, which represents annual sales for approximately Ps. 20,596.1 per square meter. Total revenues from rentals went up from approximately Ps. 70.3 million for the fiscal year ended on June 30, 2008 to Ps. 78.1 million for the fiscal year ended on June 30, 2009 which in turn represents monthly revenues per square meter of gross leasable area equivalent to Ps. 147.8 in 2008 and Ps. 173.1 in 2009. Principal tenants currently include Garbarino, Zara, Frávega, Mc Donald’s and Compumundo. Abasto Shopping Center’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 7.2% of the accumulated annual base rent for the fiscal year ended on June 30, 2009.

Patio Bullrich, City of Buenos Aires. Patio Bullrich is an 85-store shopping center located in Recoleta, a popular tourist zone in City of Buenos Aires a short distance from the Caesar Park, Four Seasons and Hyatt hotels. Patio Bullrich has a total constructed area of 29,982 square meters that consists of 11,741 square meters of gross leaseable area. The four-story shopping center includes a 13-store food court, an entertainment area, a four-screen multiplex movie theatre and a parking lot with 215 spaces. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 274.9 million, which represents sales for approximately Ps. 23,415.7 per square meter. Principal tenants currently include Zara, Etiqueta Negra, Rouge International La Martina and Rapsodia.

Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 20.0% of Patio Bullrich’s gross leaseable area at June 30, 2009, and approximately 15.7% of its annual base rent for the fiscal year ended on such date.

Alto Noa, Salta, Province of Salta. Alto Noa is an 88-store shopping center located in the City of Salta, the capital of the Province of Salta. The shopping center consists of approximately 30,876 square meters of total constructed area that consists of 18,851 square meters of gross leaseable area and includes a 14-store food court, an entertainment center, a supermarket, an eight-screen movie theatre and parking facilities for 551 cars. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 211.3 million, which represents annual sales for approximately Ps. 11,211.8 per square meter. Principal tenants currently include Supermercado Norte, Garbarino, Boulevard Casino, Y.P.F., and Frávega. Alto Noa’s five largest tenants (in terms of sales in this shopping center) represented approximately 33.0% of Alto Noa’s gross leaseable area as of June 30, 2009 and approximately 16.4% of its annual base rent for the fiscal year ended on such date.

Buenos Aires Design, City of Buenos Aires. Buenos Aires Design is a 64-store shopping center intended for specialty interior, home decorating and restaurants that opened in 1993. APSA owns Buenos Aires Design through a 53.64% interest in Emprendimientos Recoleta S.A., which owns the concession to operate the shopping center. Buenos Aires Design is located in Recoleta, one of the most popular tourist zone in Buenos Aires City. Buenos Aires Design has a total constructed area of 26,131.5 square meters that consists of 13,750 square meters of gross leaseable area and 7 restaurants. It is divided into two floors and has a 174-car parking lot. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 129.1 million, which represents annual sales for approximately Ps. 9,387.1 per square meter. Principal tenants currently include Morph, Hard Rock Café, Barugel Azulay, Bazar Geo and Kalpakian. Buenos Aires Design’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 21.7% of Buenos Aires Design’s gross leaseable area as of June 30, 2009 and 18.9% of its annual base rent for the fiscal year ended on such date.

Alto Rosario, Santa Fe, City of Rosario. Alto Rosario is a shopping center of 145 stores, located in City of Rosario, Province of Santa Fe. It was inaugurated in November 2004 and has 100,750 square meters of fully covered surface, and 28,640 square meters of gross leaseable area. This center is primarily devoted to clothing and entertainment and includes a food court with 17 stores, a children’s’ entertainment area, a 14-screen cinema complex and parking lot for close to 1,736 vehicles. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 318.4 million, which represents annual sales for approximately Ps. 11,118.8 per square meter. Principal tenants are Frávega, Cines Rosario, Sport 78, Red Megatone and Compumundo. Alto Rosario’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 37.3% of Alto Rosario’s gross leaseable area as of June 30, 2008 and 10.7% of its annual base rent for the fiscal year ended on such date.

Mendoza Plaza, Mendoza, Province of Mendoza. Mendoza Plaza is a 150-store shopping center located in the City Mendoza in the Province of Mendoza. It consists of 41,118 square meters of gross leaseable area. Mendoza Plaza has a multiplex movie theatre covering an area of approximately 3,659 square meters, the Chilean department store Falabella, a food court with 20 stores, an entertainment center and a supermarket which is also a tenant. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 436.6 million, which represents annual sales for approximately Ps. 10,618.2 per square meter. Principal tenants currently include Falabella, Super Plaza Vea, Garbarino, Frávega and Cines MP. Mendoza Plaza’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 43.7% of Mendoza Plaza’s gross leaseable area at June 30, 2009, and approximately 23.0% of its accumulated annual base rent for the fiscal year ended on such date.

Córdoba Shopping, Villa Cabrera, Córdoba. Córdoba Shopping is a 106-store commercial center located in Villa Cabrera, Province of Córdoba. It covers 15,789 square meters of gross leaseable area. Córdoba Shopping has a 12-screen movie theatre complex, a food court an entertainment area and a parking lot for 1,500 vehicles. In the fiscal year ended June 30, 2009, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 133.5 million, which represents annual sales for approximately Ps. 8,456.9 per square meter. Principal tenants are Cines Córdoba, Mc Donald’s, New Sport, Dexter and Canotier. Córdoba Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 40.8% of Córdoba Shopping’s gross leaseable area and approximately 10.6% of its accumulated annual base rent for the fiscal year ended on June 30, 2009.

Dot Baires Shopping, City of Buenos Aires, Buenos Aires. Dot Baires Shopping is a shopping center that was opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, of which 49,731 constitute Gross Leasable Area, 153 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles. At June 30, 2009, APSA had an 80% ownership interest in Panamerican Mall S.A. For the fiscal year ended on June 30, 2009, the public visiting Dot Baires generated, as from its opening, nominal retail sales that totaled approximately Ps. 99.5 million, which represents annualized sales (i.e., averaging the months since the opening) for approximately Ps. 16,002.6 per square meter. The main tenants include Falabella, Wall Mart, Zara, Garbarino and Frávega. Dot Baires Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 46.4% of Dot Baires Shopping’s gross leasable area and approximately 2.8% of its accumulated annual base rent for the fiscal year ended on June 30, 2009.

Acquisition of Soleil Factory, San Isidro, Province of Buenos Aires. On December 28, 2007, APSA entered into a preliminary agreement with INC S.A. concerning a partial conveyance of goodwill whereby APSA agreed to buy a shopping center located in San Isidro, in northern Greater Buenos Aires, called “Soleil Factory”. The closing of this transaction is subject to certain conditions precedent. The total price was US$ 20.7 million, of which APSA paid US$ 8.1 million as down payment. The balance of US$ 12.6 million is payable in 2014. At that time, APSA signed a letter of offer for the acquisition, construction and operation of a Shopping Center in the premises owned by INC S.A. in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subordinated to certain conditions precedent, including, but not limited to, the partial acquisition from INC S.A. of the going concern formed by the Shopping Center operating in Soleil Factory.

Consumer financing

Tarshop. Through our subsidiary Tarshop, in which APSA owns a 93.4% interest, IRSA is engaged in consumer financing operations.

Basically, two major instruments represent the Argentine consumer financing market: credit cards and unsecured loans, both in cash and through consumption financing at retail stores. These two modalities entail the involvement of two types of entities: those regulated by the Law of Financial Institutions (Law No. 21,526) that include banks and financial institutions and unregulated institutions, such as Tarshop.

In turn, Tarshop’s business structure includes (i) Credit Cards, (ii) Unsecured Loans, (iii) Consumer financing at Retail Stores and (iv) Peripherals. As regards the Credit Card segment that does business as “Tarjeta Shopping”, Tarshop is responsible for issuance, processing and sales which in turn affords the company the advantage of being flexible in the design of plans that meet the needs of both target customers and the retail stores that operate with the company.

As of June 30, 2009, Tarshop had 855,000 customer accounts, 422,000 of which posted balances, with an average outstanding amount of Ps. 1,438 per account. The total portfolio amounted to Ps. 819 million, with 59.3% being securitized through the Tarjeta Shopping Financial Trust Program.

Tarshop’s current business network is made up by 22 points of sale scattered throughout the City of Buenos Aires, Greater Buenos Aires, Córdoba, Tucumán, Salta and Jujuy. As of June 30, 2009, the retail stores that accept payments through the Tarshop credit card were more than 40,000, 41% of which post transactions on a regular basis. On the whole, more than 6.6 million transactions have been posted during the year mentioned.

In addition, Tarshop owns a 50% stake in Metroshop S.A., with the remaining 50% being owned by Metronec S.A. Metroshop S.A. is a company engaged in the commercialization of credit cards with an embedded chip that allows automatic access to the main means of transportation and unsecured loans through an independent distribution network. Tarshop’s involvement consists in processing the products commercialized by Metroshop.

In the course of fiscal 2009 and as a result of the international financial context, the need arose for us to review the general and particular economic prospects of the Company’s activities, and to take certain measures, all of them aimed at strengthening the business in the face of the prevailing economic conditions.

To face the increasing volatility in the international financial context and to provide Tarshop with a capital base in consonance with the current market conditions, in the first quarter of fiscal 2009 APSA decided to take part in a capital increase for up to the amount of Ps. 60 million, thereby increasing its ownership interest in the company from 80% to 93.4%.

The following are some of the decisions made during fiscal 2009:

•	Readjustment of the operational structure to align it to the new business scenario.

•	Adjustments in plans involving both cash and Consumer financing at retail stores.

•	Changes in Loan Origination Policies.

•	Reinforcement of Collection Management.

•	Analysis and implementation of new funding tools.

•	Adjustment of the uncollectibility provisioning policies through the establishment of a criterion stricter than that suggested by the Central Bank.

In the second quarter of fiscal 2009 APSA provided financial aid to Tarshop in the amount of Ps. 105 million which was subsequently accepted as irrevocable capital contributions. The adoption of this measure aimed at strengthening Tarshop’s balance sheet and at reinforcing its financial position in the face of the delicate situation prevailing in the financial trust market in which a part of Tarshop’s businesses are conducted and of Tarshop’s very low capitalization compared to its competitors.

As a result of the actions implemented, Tarshop’s loan portfolio, net of write-offs and including securitized coupons as of June 30, 2009 stood at Ps. 627 million, 33.9% less than the Ps. 948 million portfolio held a year earlier.

As regards collections, loans overdue for periods ranging from 90 to 180 days as of June 30, 2009 stood at 6.5% of the portfolio net of write-offs.

Finally, starting in the third quarter of fiscal 2009, a drop has been noted in losses, compared to those posted for previous periods, which can be explained by the decisions implemented and the improvement in capitalization combined with a relative stabilization in local financial markets, a drop in uncollectibility charges and a decrease in operating expenses.

Sales of Development Properties and Land Reserves

Residential Development Properties

The acquisition and development of residential apartment complexes and residential communities for sale is one of the core activities of our subsidiary IRSA. The development of residential apartment complexes consists of the new construction of high-rise towers or the conversion and renovation of existing structures such as factories and warehouses. In connection with the development of residential communities, IRSA frequently acquires vacant land, develops infrastructure such as roads, utilities and common areas, and sells plots of land for construction of single-family homes. It may also develop or sell portions of land for others to develop complementary facilities such as shopping areas within residential developments.

In the fiscal year ended June 30, 2008, revenues from the Development and sale of properties segment were Ps. 280.4 million, compared to Ps. 196.8 million in the fiscal year ended June 30, 2009.

Construction and renovation works on residential development properties are currently performed, under IRSA’s supervision, by independent Argentine construction companies that are selected through a bidding process. IRSA enters into turnkey contracts with the selected company for the construction of residential development properties pursuant to which the selected company agrees to build and deliver the development for a fixed price and at a fixed date. IRSA is generally not responsible for any additional costs based upon the turnkey contract. All other aspects of the construction, including architectural design, are performed by third parties.

Another modality for the development of residential undertakings is the exchange of land for constructed square meters. In this way, IRSA delivers undeveloped pieces of land and another firm is in charge of building the project. In this case, our subsidiary IRSA receives finished square meters for commercialization, without taking part in the construction works.

In the first quarter of fiscal year 2008, in order to strengthen the presence in the development properties segment, IRSA, together with CYRELA, a renowned Brazilian developer, created an undertaking that operates under the name IRSA-CYRELA (CYRSA) to develop top-level construction residential units in Argentina applying innovating sales and financing policies and based on a new concept in residential units in line with the latest global trends.

IRSA-CYRELA’s first project, which has been developed in a plot made up by two adjacent blocks in the Vicente López neighborhood, was launched in March under the name “Horizons”. It is one of the most significant developments in Greater Buenos Aires and it will entail a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings; one of them facing the river with three 14-floor buildings (the “River” complex) and the other on Avenida del Libertador with three 17-floor buildings (the “Park” complex) , totaling 59,000 sqm of constructed surface area for sale distributed in 467 units (to the exclusion of the units to be delivered in exchange for the acquisition of land). With its unique and innovating style in residential complexes, Horizons has 32 amenities, including a meeting room; a work zone; indoor swimming pools; club house and spa, sauna, gym, children room, teen room; theme-park areas; and aerobic trail, to name but a few. The showroom was opened to the public in March 2008 with immediate success. As of the date of these financial statements, preliminary sales agreements had been executed for 99% of its own units on sale, and the results will be reflected as the works make progress, consolidated at 50%.

As of June 30, 2009, the degree of progress shown by the works is about 30%. Their completion and delivery are estimated to take place in the year 2011.

The following table shows certain information and gives an overview regarding the sales and development properties as of June 30, 2009, 2008 and 2007:

Sales and Development Properties

DEVELOPMENT	Date of Acquisition	Estimated / Real Cost (Ps. 000) (1)	Area intended for sale (sqm) (2)	Total Units or Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated sales (Ps. 000) (5)	Accumulated Sales in (Ps. 000) as of June 30 of fiscal year (6)			Book value $/000 (7)
									Real Jun-09	Real Jun-08	Real Jun-07
Homes
Renoir towers (15)	09/09/99	22,861	5,383	28	100.00%	100.00%	99.54%	53,798	53,798	—	—	54
Credit on Rosario lot swap (8) (17)	04/30/99	—	4,692	80	63.34%	66.00%	0.00%	—	—	—	—	11,023
Caballito lots (16)	11/03/97	42,388	9,784	1	50.00%	0.00%	0.00%	—	—	—	—	4,429
Credit on Caballito lot swap (Cyrsa) (15)	11/03/97	—	7,451	—	100.00%	0.00%	0.00%	—	—	—	—	15,927
Credit on Caballito lot swap (KOAD) (15)	11/03/97	—	6,833	118	100.00%	80.00%	31.77%	—	—	—	—	27,623
Libertador 1703 and 1755 (Horizons) (16)	01/16/07	396,565	59,000	467	50.00%	30.00%	99.00%	—	—	—	—	112,756
Other homes (10)	N/A	231,677	116,513	1.437				366,558	3,483	61,133	17,330	3,477

Subtotal homes		693,491	209,656	2.131				420,356	57,281	61,133	17,330	175,289
Residential communities
Abril/Baldovinos (11)	01/03/95	130,955	1,408,905	1.273	100.00%	100.00%	98.91%	231,995	9,904	4,030	1,124	3,674
Credit on Benavidez lot swap (15)	11/18/97	—	125,889	110	100.00%	97.00%	0.00%	11,830	—	—	—	8,193
Villa Celina I, II y III	05/26/92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028	76	—	—	—

Subtotal residential communities		135,697	1,610,764	1.602				257,853	9,980	4,030	1,124	11,867
Land reserves
Puerto Retiro (9)	05/18/97	—	82,051	—	50.00%	0.00%	0.00%	—	—	—	—	54,380
Santa María del Plata	07/10/97	—	352,403	—	90.00%	0.00%	10.00%	31,000	—	—	31,000	139,748
Pereiraola (11)	12/16/96	—	1,299,630	—	100.00%	0.00%	0.00%	—	—	—	—	21,717
Alcorta lots (8)	07/07/98	—	1,925	—	63.34%	0.00%	100.00%	22,969	—	—	—	—
Rosario lot (8)	04/30/99	—	31,000	—	63.34%	0.00%	19.85%	11,072	7,644	3,428	—	15,577
Caballito block 35	11/03/97	—	9,784	—	100.00%	0.00%	100.00%	19,152	—	19,152	—	—
Canteras Natal Crespo	07/27/05	—	4,300,000	—	50.00%	0.00%	0.00%	252	29	57	91	5,705
Berutti lot (8)	06/24/08	—	3,207	—	63.34%	0.00%	0.00%	—	—	—	—	52,715
Pilar	05/29/97	—	740,237	—	100.00%	0.00%	0.00%	—	—	—	—	3,408
Air space over Coto (8)	09/24/97	—	21,406	—	63.34%	0.00%	0.00%	—	—	—	—	13,188
Torres Jardín IV	07/18/96	—	3,169	—	100.00%	0.00%	0.00%	—	—	—	—	3,030
Caballito lot (8)	11/03/97	—	25,539	—	63.34%	0.00%	0.00%	—	—	—	—	36,741
Patio Olmos	09/25/07	—	5,147	—	100.00%	100.00%	0.00%	—	—	—	—	32,949
Other land reserves (12)	N/A	—	14,476,115	—				1,041	1,041	—	—	25,620

Subtotal land reserves			21,351,613	—				85,486	8,714	22,637	31,091	404,778
Other
Dique III	09/09/99	—	10,474	N/A	100.00%	0.00%	100.00%	91,638	—	—	26,206	—
Bouchard 551	03/15/07	—	9,946	N/A	100.00%	100.00%	100.00%	108,423	—	108,423	—	—
Madero 1020	12/21/95	—	5,056	N/A	100.00%	100.00%	100.00%	18,777	1,830	476	—	—
Della Paoleras 265	08/27/07	—	472	N/A	100.00%	100.00%	100.00%	6,850	6,850	—	—	—
Madero 942	08/31/94	—	768	N/A	100.00%	100.00%	100.00%	6,137	6,137	—	—	—
Dock del Plata	11/15/06	—	3,957	N/A	100.00%	100.00%	100.00%	42,070	42,070	—	—	—
Libertador 498	12/20/95	—	3,099	N/A	100.00%	100.00%	100.00%	36,350	36,350	—	—	—
Laminar		—	6,521	N/A	100.00%	100.00%	100.00%	74,510	74,510	—	—	—
Reconquista 823		—	5,016	N/A	100.00%	100.00%	100.00%	31,535	31,535	—	—	—
Crucero I retail stores		—	192	N/A	100.00%	100.00%	100.00%	2,006	2,006	—	—	—
Other (13)	N/A	—	7,017	N/A	100.00%	100.00%	99.22%	24,567	3,099	112	—	—

Subtotal Other		—	52,518					442,863	204,387	109,011	26,206	—

TOTAL (14)		829,188	23,224,551	3.733				1,206,558	280,362	196,811	75,751	591,935

Notes:

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation as of 02/28/03.

(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces though not including common areas). In the case of Land Reserves the land area was considered.

(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).

(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters, including sales transactions instrumented by preliminary sales agreements for which no title deed has been executed yet.

(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation as of 02/28/03.

(6)	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation as of 02/28/03.

(7)	Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio at June 30, 2008, adjusted for inflation as of 02/28/03.

(8)	Through Alto Palermo S.A.

(9)	Through Inversora Bolívar S.A.

(10)	Includes the following properties: Torres de Abasto through APSA, Torres Jardín, Edificios Cruceros, San Martin de Tours, Rivadavia 2768, Alto Palermos Park, swap over Renoir II tower, Minetti D, Dorrego 1916 and Padilla 902 through IRSA.

(11)	Directly through IRSA and indirectly through Inversora Bolívar S.A. Includes sales of shares in Abril.

(12)	Includes the following land reserves: Pontevedra lot, Isla Sirgadero, San Luis lot, Mariano Acosta, Merlo and Intercontinental Plaza II through IRSA (Zetol and Vista al Muelle through Liveck) and C. Gardel 3134, C. Gardel 3128, Agüero 596 (totally sold), Zelaya 3102, Conil and others APSA (through APSA).

(13)	Includes the following properties: Puerto Madero Dique XIII. It also includes income from termination (through IRSA and IBSA) and income from expenses recovered in connection with common maintenance fees, stamp tax and associated professional fees.

(14)	Corresponds to the “Development and sale of properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.

(15)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements.

(16)	Owed by CYRSA S.A.

(17)	Corresponds to amounts receivable on swaps disclosed as “Inventories” in the Consolidated Financial Statements for parcels “G” and “H”. The degree of physical progress with parcel “G” at June 30, 2009 is 66% and with parcel “H” is 3%

Residential Apartments and Lofts

In the apartment building market, our subsidiary IRSA acquires undeveloped properties strategically located in densely populated areas of the City of Buenos Aires, particularly properties located next to shopping centers and hypermarkets or those to be constructed. It then develops multi-building high-rise complexes targeting the middle-income market. These are equipped with modern comforts and services, such as open “green areas,” swimming pools, sports and recreation facilities and 24-hour security. In the loft buildings market, IRSA’s strategy is to acquire old buildings no longer in use located in areas with a significant middle and upper-income population. The properties are then renovated into unfinished lofts allowing buyers the opportunity to design and decorate them according to their preferences.

Completed Apartment Projects

Torres Jardín, City of Buenos Aires. Torres Jardín is a high-rise residential complex located in the Buenos Aires neighborhood of Villa Crespo, approximately five minutes from Abasto Shopping. Torres Jardín I, II and III have been completed and consist of 490 one, two and three-bedroom residential apartments. The complex also includes 295 spaces of underground parking. As of June 30, 2009, 2 parking spaces and 4 spaces for motorcycle parking were pending sale. The project originally included four 23-story towers targeting the middle-income market, but IRSA decided not to construct Torres Jardín IV and may consider a barter transaction with a third party for its construction.

Edificios Cruceros, City of Buenos Aires. “Edificios Cruceros” is a project located in the Puerto Madero area. This dwelling building covers 6,400 square meters of surface area, and it is close to the “Edificios Costeros” office building. This project targets the high-income segment of the population and all its common areas have views to the river. This development was partially financed through the anticipated sale of its apartments. Works have been completed and at June 30, 2009 1 parking space is still on sale.

Barrio Chico, City of Buenos Aires. This is a unique Project located in Barrio Parque, an exclusive residential zone in the City of Buenos Aires. During May 2006 the successful marketing of this project was launched. The image of the product was previously developed with the name of “Barrio Chico” with advertisements in the most important media. As of June 30 2009, the project is finished and only 5 parking spaces remain to be sold.

Palacio Alcorta, City of Buenos Aires. Palacio Alcorta is a 191-loft unit residential property that was converted from a former Chrysler factory in the residential neighborhood of Palermo Chico, one of the most exclusive areas of Buenos Aires City, located just a ten-minute drive from downtown Buenos Aires. The loft units range from 60 to 271 square meters. This development project targets the upper-income market. Palacio Alcorta also has seven retail units that belong to IRSA and 165 parking spaces. All of the loft units in the complex have been sold.

Concepción Arenal 3000, City of Buenos Aires. Concepción Arenal 3000 is a 70-loft residential property located in the north-central area of the City of Buenos Aires. Each loft unit has a salable area of 86 square meters and a parking space. Lofts in this building are targeted towards the middle-income market. As of June 30, 2009, the project had been completed and fully sold.

Alto Palermo Park and Plaza, City of Buenos Aires. Alto Palermo Park is one of two 34-story apartment buildings located two blocks from Alto Palermo Shopping in the exclusive neighborhood of Palermo. Apartments in this building are targeted primarily towards the upper-income market. Alto Palermo Park is located next to its twin building, Alto Palermo Plaza. Both buildings are comprised of three- and four-bedroom apartments with an average area of 158 square meters in the case of Alto Palermo Park and of 294.5 square meters, in the case of Alto Palermo Plaza. Each unit includes an average of 18 and 29 square meter parking/storage space, respectively. These buildings were included with the assets that the Company acquired in November 1997 from Pérez Companc. As of the date of this report, 100% of Alto Palermo Plaza was sold and there was only one unit to be sold in Alto Palermo Park.

Villa Celina, Province Buenos Aires. Villa Celina is a 400-plot residential community for the construction of single-family homes located in the residential neighborhood of Villa Celina on the southeastern edge of the City of Buenos Aires. IRSA has been developing this property in several stages since 1994. The first three stages involved 219 lots, each measuring on average 347 square meters and the last two stages involve 181 lots. As of June 30, 2009, 100% of the project had been sold.

Apartment Projects Currently Under Development

Torre Caballito, City of Buenos Aires. This property, with a surface of 8,404 square meters, is situated in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, IRSA and Koad S.A. (“Koad”), an Argentine developer, entered into an asset exchange agreement valued at US$ 7.5 million pursuant to which it sold to Koad plot number 36 of “Terrenos de Caballito” in exchange for Koad’s agreement to construct, at its sole expense, a residential complex to be named “Caballito Nuevo.” Koad S.A. has agreed to develop a residential complex consisting of two 34-story towers containing 220 apartments each, consisting of one, two and three bedroom residential units with surface areas ranging from 40 to 85 square meters.

The proposed apartment complex is currently expected to offer a wide variety of amenities and services. The total area of this apartment complex that will be for sale is estimated to be approximately 28,000 square meters. As a result of this transaction, Koad granted to it a first lien mortgage on the property to secure up to US$ 7.4 million of its obligations to IRSA and posted a surety bond in its favor supporting an additional US$ 2.0 million of Koad’s obligations to IRSA. The degree of completion is presently 80% and sales efforts were launched in December 2008.

Torres Renoir, Dique III. During fiscal year 2006 our subsidiary IRSA closed swap agreements that allowed it to start the construction of these two exclusive residential buildings of 37 and 40 stories. As of June 30, 2009, the works were completed and the units were almost totally sold, with 1 parking space still on sale.

Vicente López, Olivos, Province of Buenos Aires. In January, 2007, our subsidiary IRSA acquired the total shares of Rummaala S.A., the main asset of which is a plot of land located in Vicente Lopez, Province of Buenos Aires. The purchase price was US$ 21.17 million, payable as follows: (i) US$ 4.25 million in cash and (ii) through the delivery of certain units of the building to be constructed in the land owned by Rummaala in the amount of US$ 16.92 million, within a 4-year term as from the later of the approval date of the plans by the competent authorities or the date on which the property is vacated. As security for compliance with the construction of the future building and transfer of the future units, the shares acquired were pledged.

Simultaneously with the former transaction, Rummaala acquired a plot of land adjacent to its own property for a total purchase price of US$ 15.0 million, payable as follows: (i) US$ 0.5 million in cash; (ii) through the delivery of certain units of buildings Cruceros I and II in the amount of US$ 1.25 million and (iii) trough the delivery of certain units of the building to be constructed in the land acquired for a total purchase price of US$ 13.25 million, within a 40-month term as from the later of the approval date of the plans by the competent authorities or the date on which the property is vacated. As security for compliance with the construction of the future building and transfer of the future units, the property located at Suipacha 652 was mortgaged.

In April 2007, IRSA created CYRSA S.A. in order to have a corporate vehicle to facilitate the development of a specific project together with one or more investors having in-depth knowledge and vast experience in the industry. To that end, IRSA contributed 100% of the capital stock in Rummaala S.A. and the debt in kind associated to the acquisition of the land to CYRSA for a net amount of Ps. 21.5 million, whereas CYRELA contributed Ps. 21.5 million (an amount equivalent to the value of the shares that IRSA contributed).

Our subsidiary IRSA entered into an agreement with Cyrela Brazil Realty S.A. Emprendimentos e Partiçipacões for the development of residential projects in the Republic of Argentina through CYRSA S.A., which will operate under the name of IRSA—CYRELA.

Cyrsa is presently developing this plot of land. The showroom was opened to the public in March 2008 and it was an immediate success. As of June 30, 2009 preliminary sales agreements representing 99% of the units to be sold were executed, and the results will be reflected according to the work progress, consolidated at 50%. The units will be completed and delivered in the course of fiscal 2011. At June 30, 2009 the degree of progress was about 30%.

PAMSA-Dot Baires Offices. Pan American Mall S.A., an APSA subsidiary, is in the process of completing the development of an office building with a gross leasable area of 9,700 sqm adjacent to the shopping center opened in May 2009, Dot Baires. This building will be operational in early 2010 and it shall mark the entrance by the Company in the booming rental office corridor in the northern area of the City of Buenos Aires.

Private Residential Communities

In the residential communities market, IRSA acquired undeveloped properties located in suburban areas or neighborhoods near the large cities to develop private neighborhoods and country clubs in which to sell vacant lots for the construction of single family homes. In these properties it builds streets and roads and arranges for the provision of basic municipal services and amenities such as open spaces, sports facilities and security. IRSA seeks to capitalize on improvements in transportation and communication around the City of Buenos Aires, the growing suburbanization of the region and the shift of the population moving to countryside-type residential communities.

An important factor in the trend towards living in suburban areas has been the improvements and additions to the Autopista Panamericana, Avenida General Paz and Acceso Oeste highways, which significantly reduce traveling time, encouraging a significant number of families to move to the new residential neighborhoods. Furthermore, improvements in public train, subway and bus transportation since their privatization has also influenced the trend to adopt this lifestyle.

As of June 30, 2009, the residential communities of our subsidiary IRSA for the construction of single-family homes for sale in Argentina had a total of 53,628 square meters of saleable area in Abril, and 125,889 sqm of saleable area in Benavidez. Both residential communities are located in the province of Buenos Aires.

Abril, Hudson, Greater Buenos Aires. Abril is a 312-hectare private residential community located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. IRSA has developed this property into a private residential community for the construction of single family homes targeting the upper-middle income market. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000-square meter mansion and entertainment facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center were concluded in 1999. The neighborhoods have been completed, and as of June 30, 2009, 98.91% of the property had been sold for an aggregate of Ps. 231.9 million, with 20,009 square meters available for sale.

El Encuentro, Benavidez, Tigre. In the district of Benavidez, Municipality of Tigre, 35 kilometers north from downtown Buenos Aires, IRSA is developing a 99.8-hectare gated residential complex known as “El Encuentro”, which will have a privileged front access to Highway No. 9, allowing an easy way to and from the city. On May 21, 2004 an exchange deed was signed whereby DEESA agreed to pay US$ 3.98 million to Inversora Bolívar, of which US$ 0.98 million were paid and the balance of US$ 3.0 million will be paid through the exchange of 110 residential plots already chosen and identified in the option contract signed on December 3, 2003. Furthermore, through the same act, DEESA set up a first mortgage in favor of Inversora Bolívar on the real property amounting to US$ 3.0 million as security for compliance with the operation and delivered US$ 0.5 million to Inversora Bolívar as security for the performance of the obligations undertaken. As of June 30, 2009, the neighborhood was equipped with all the utilities: power supply, water, sewage, effluent treatment plant, public lighting, finished driveways and accesses, buildings, sports facilities, etc. The works pertaining to the railway tunnel and the Bancalari/Benavidez road have been completed. The degree of progress in these works is 97%.

Land Reserves

Our subsidiary IRSA has acquired large undeveloped properties as land reserves located in strategic areas for the future development of office and apartment buildings, shopping centers and single family housing. It has acquired what it believes to be two of the largest and most important undeveloped river front plots in Buenos Aires, Puerto Retiro and Santa María del Plata, for the future development of residential and office spaces. In addition, IRSA has benefited from the improvement of land values during periods of economic growth. As of June 30, 2009, land reserves totaled 27 properties consisting of approximately 2,135 hectares (including Torres de Rosario, Berutti lot, Caballito, and the air space over Coto C.I.C.S.A. - “Coto”- where it holds interests through its subsidiary APSA).

Land Reserves in the City of Buenos Aires

Solares de Santa Maria, City of Buenos Aires, (formerly Santa María del Plata). Solares de Santa María is a 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from downtown Buenos Aires. This is an urbanization project developed through its subsidiary Solares de Santa María S.A. (“Solares de Santa María”). This project has a residential profile and mixed uses, it is currently expected to have residential complexes as well as offices, stores, hotels, sports and sailing clubs, services areas with schools, supermarkets and parking lots.

As part of the project, 10% of Solares de Santa María capital stock was sold for US$ 10.6 million to Mr. Israel Sutton Dabbah, who is part of the Sutton Group. An initial payment of US$ 1.5 million was made and the balance of US$ 9.1 million will be due on December 23, 2009. In order to secure his obligations under the share purchase agreement, the buyer created a pledge on certain assets owned by it for IRSA and its subsidiary, Palermo Invest S.A.’s benefit.

Background

In 1997 the site which the National Executive Branch had assigned to be the athlete residence of the Olympic Games (Olympic Village) in case Buenos Aires was chosen as host city to hold the Olympic Games (former Boca Juniors Football Club sports town) was acquired. This property is currently owned by IRSA’s subsidiary Solares de Santa María S.A. From that date onwards, proceedings have been brought before the governmental authorities of the City of Buenos Aires for the approval of a mixed-use development project to be built on the site. A rule passed by the Legislative Branch of the City of Buenos Aires in 1992 (Ordinance 45,665/92), provided general urban standards to the site, and stated that the “Site urban design” was to be submitted for approval of the Environmental Urban Plan Council (Consejo de Planificación Urbana—“COPUA”) (Executive Branch).

Different Instances of Approval

Since its beginning, the Project has been regularly updated and requests towards final approval have been periodically filed, particularly since the year 2000, pursuant to requirements made by the authorities holding office from time to time and according to the guidelines issued by each competent agency from the beginning of the process. As different authorities have ruled the City, diverse formal channels have been dealt with aiming at obtaining the final authorization of the Project:

In the year 2000, a master plan was filed for the Santa María del Plata site, which was assessed by COPUA and submitted to the Town Treasurer’s Office, which would take part in the entire proceeding to finally approve the project.

In 2002, by Decree 405/02, the Government issued a notice of public hearing to be held in June 2002, which was carried out with the attendance of professional and private entities and assessed by all competent agencies.

In June 2003, by Resolution No. 1004- SSEPyDU-03 the Environmental Impact Statement was issued. On August 12, 2003, an amendment to the original master plan was filed in order to adjust it to the recommendations made by the Public Hearing. In December 2005, the Hydraulic General Bureau gave its consent to the project.

In July 2006, the COPUA made some recommendations about the project. On December 13, 2006, an amendment to the project was filed in order to adjust it to the recommendations made by COPUA, that included the following:

•	The project met the Guidelines of the Environmental Urban Plan.

•	The project was comprised within the proposals for the strategic development of the City’s Southern Area.

•	A perimetrical pedestrian lane was designed along the entire site on the Río de la Plata bank.

•

Maximum integration with the city was planned, continuing with the surrounding urban landscape, designing a shore park on the Río de la Plata bank and providing vehicle access to the avenues surrounding the site.

•	Donation of 50% of the site to the City of Buenos Aires was proposed for Public Use and Convenience, which is the maximum amount set forth in the Planning Code.

•	The specific ruling within the scope of Ordinance Nº 45,665/92, Law 23,738/89 and Decree 5783/92 was proposed.

On March 29, 2007, COPUAM (Advisory Body of Government composed of Advisors from the Legislative and Executive Branches) in whole session passed the 145-COPUAM-07 REPORT which stated that “this Council has no objections whatsoever from the urban point of view” to the company’s proposal and requested that the General Treasury render a decision concerning the ruling scope proposed.

In May 2007, the Traffic Undersecretary took part at the request of the Treasury and requested a new traffic study for the area. In July and November 2007, the General Town Treasury carried out a comprehensive study of the urban proposal and the bill of Decree submitted to consideration, stating that “there is no legal hindrance to continue with the Bill of Decree.”

Prior to its execution, the Decree was approved by the Minister of Planning and Public Works, the Traffic and Transport Undersecretary, the Treasury Department and the General Technical Administrative and Legal Bureau of the Ministry of Planning and Public Works. On November 9, 2007, 11 years after the dossier was opened and 15 years after the general ruling on the site was issued by the Town Council, the Government chief of the City of Buenos Aires executed Decree No. 1584/07, which passed the specific ruling. On December 1, 2007 Decree No. 1584 was published in the City Official Gazette No. 2815. The assignment of places for public use and convenience is the maximum one provided for in the Planning Code: 50% of the site is requested to be donated for public use and convenience (357,975 sqm) in which a common recreational area, roads, and pedestrian lanes will be constructed.

Notwithstanding the above, several operational and implementation issues remain to be approved by different areas of the authorities in charge of the urban affairs of the City of Buenos Aires. Without prejudice to the foregoing, the Decree has been judicially objected as regards formal and procedural aspects, but the authorities have not rendered a decision on this matter yet. In that sense, a legislative bill as well as a proposed agreement will be sent to the legislature for approval shortly. Once approved, these regulations will have the hierarchy of a law.

Puerto Retiro. Puerto Retiro is an 8.2 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the Retiro railway station to the north and the Río de la Plata to the south and east. One of the only two significant privately owned waterfront properties in the City of Buenos Aires, Puerto Retiro may currently be utilized only for port activities, thus negotiations have been initiated with municipal authorities in order to rezone the area. The plan is to develop a 360,000 square meter financial center. The launching date has not been settled and consequently, the estimated cost and financing method are not decided. IRSA owns a 50% indirect interest in Puerto Retiro through its subsidiary Inversora Bolívar.

Caballito lot, Ferro Project. This is a property of approximately 25,539 square meters in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which APSA purchased in November 1997. This plot would allow developing a shopping center having 30,000 square meters, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. They are currently working to define the commercial project. At present, the legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property.

Berutti lot. On June 27, 2008, APSA acquired a plot of land situated at Berutti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires quite close to the Shopping Center known as “Shopping Alto Palermo”. The transaction involved a surface area of 3,207 square meters for a price of US$ 17.8 million. This has been a significant acquisition because of the strategic location of the property, in the immediate vicinity of APSA’s main shopping center.

Caballito lot, CYRSA. During fiscal 2008, IRSA and CYRSA Sociedad Anónima executed a barter deed pursuant to which it transferred to CYRSA under a swap agreement the property detailed in the deed as described below, which has a total surface area of 9,784 square meters: plot of land, designated as Parcel ONE L, in block 35, facing Méndez de Andes street between Rojas and Colpayo streets in the Caballito neighborhood.

In turn, CYRSA agreed to carry out in the property a real estate development for residential use, which shall comprise a first stage of two towers and a third building to be developed in a second stage at the option of CYRSA. In exchange for the transfer of the property, CYRSA paid to IRSA US$ 0.12 million and agreed to tender certain non-cash considerations such as transferring under barter to IRSA certain home units in the buildings to be built which will represent 25% of the meters. Furthermore, as security for the performance of its obligations, CYRSA has created a security interest over the property by mortgaging it in favor of IRSA in the amount of US$ 12.6 million.

Coto Residential Project. APSA owns approximately 24,000 sqm in air space over the top of the Coto hypermarket that is close to the Abasto Shopping Center in the heart of the City of Buenos Aires. APSA and Coto Centro Integral de Comercialización S.A. (Coto) executed and delivered a deed dated September 24, 1997 whereby APSA acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood. In the course of fiscal 2009, a conditional barter agreement was executed, pursuant to which APSA would transfer to Cyrsa 112 parking units and the rights to erect on top of the hypermarket two building towers in so far as a number of conditions are met. In exchange, Cyrsa would deliver to APSA an as of yet undefined number of units in the building to be erected equivalent to 25% of the square meters that as a whole do not total less than four thousand and fifty-three square meters, with fifty square centimeters of own square meters to be built on the whole. Additionally, in the event there were any, Cyrsa would deliver to APSA a number of storage spaces equivalent to 25% of the storage spaces in the building to be erected. In addition, in the event of meeting the conditions precedent applicable to the transaction, Cyrsa would pay to APSA US$ 88,815 and would proceed with the works in the parking lots that APSA would receive from Coto. This payment would be made within 30 running days as from the execution of the barter deed. For this barter to be consummated, the conditions precedent require Coto, the current owner of the real estate mentioned above that currently hosts a hypermarket, retail stores and parking spaces, to provide certain essential services. Possession over the real estate shall be conveyed upon executing the title deed, scheduled to take place within 30 days counted as from the date on which APSA notifies Cyrsa of compliance with the conditions precedent. The transaction between Cyrsa and APSA totals US$ 5.9 million.

Land reserves in the Province of Buenos Aires

Pereiraola, Hudson. Through Inversora Bolivar, IRSA owns a 100.0% interest in Pereiraola S.A., a company whose principal asset is a 130-hectare undeveloped property adjacent to Abril, a private residential community developed by IRSA. Its intention is to use this property to develop a private residential community for the construction of single family homes targeted at the middle-income market. The costs and financing method for this proposed project have not been established yet. The plot’s book value is estimated to be Ps. 21.7 million as of June 30, 2009.

Pilar. Pilar is a 74-hectare undeveloped land reserve property located close to the city of Pilar, 55 kilometers northwest of downtown Buenos Aires. The property is easily accessible due to its proximity to the Autopista del Norte highway. Pilar has become one of Argentina’s fastest developing areas. Several alternatives for this property are being considered, including the development of a residential community or the sale of this property in its current state and, therefore, there is no cost estimate or financing plan yet. The plot’s book value is estimated to be Ps. 3.4 million as of June 30, 2009.

Land reserves in other provinces

Torres Rosario Project, City of Rosario, Province of Santa Fe. The project, being implemented by its subsidiary APSA, spans over an entire block, sub-divided into 8 parcels covering approximately 50,000 square meters overall. As of June 30, 2009, a barter was executed over 2 of the 8 parcels with Condominios del Alto S.A. (parcels 2 “G” and 2 “H”) with 6 parcels pending sale and amounting to approximately 31,000 square meters of surface area in the aggregate.

Neuquén Project, Province of Neuquén. The main asset of project is a plot of land of approximately 50,000 square meters. The project contemplates the construction of a shopping center, a hypermarket, a hotel and an apartment building.

On June 12, 2009, a new agreement was executed with the Municipality of Neuquén whereby the submission of the blueprints of the new Road Project (including the additions to the project agreed upon) and the blueprints of the Modified General Project was required. Once such blueprints are registered, the Municipality is to render an opinion and as soon as the Parties agree on any potential objections raised against the Projects by the Municipality, the works should be started within a 90-day term.

Ex Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba. In November 2006 APSA participated in a public bidding called by Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building has 5,147 square meters of surface area. Inside the building there is a portion of the Patio Olmos shopping center, which operates in four commercial plants and has two underground parking lots. This shopping center also includes two neighboring buildings with cinemas and a commercial annex connected to sector covered by the call for bids and legally related through easement contracts. The building is under a concession contract effective for a 40-year term, expiring in February 2032, in which APSA acts as grantor. On September 25, 2007, the Government of the Province of Córdoba executed and delivered the title deed conveying the property where the Patio Olmos Shopping Center is currently operating. At June 30, 2009 the concession was in its 208th month with the royalties in force being Ps. 12,565.

Canteras Natal Crespo, Province of Córdoba. The first guidelines for development of this project are in process on the basis of the Master Plan of the Chilean architect firm called URBE. Also, preliminary presentations have been submitted to the Municipality of La Calera and to the Provincial Government.

This undertaking is characterized by an attractive and varied residential offer of land, dwelling areas of low and medium density, and commercial and social areas. Each one of the quarters will have a full service infra-structure and will be distinguished by the particularities of the land in the outstanding natural environment of the Sierras Chicas of the Province of Córdoba.

Canteras Natal Crespo S.A. is a company located in the Province of Córdoba that will have as main activity the urbanization of own or third parties plots of land, the so-called countries, lots for sale or rent, production of quarries, real estate business and construction of houses.

Other Land Reserves

IRSA’s portfolio also includes twelve land reserve properties located in the City of Buenos Aires and its surrounding areas. These properties are projected for future developments of offices, shopping centers, apartment buildings and residential communities. The main properties under this category include Merlo, Mariano Acosta and Pontevedra. IRSA also owns a property in the surroundings of the City of Santa Fe called Isla Sirgadero.

Hotels

At the end of the 1997 fiscal year, our subsidiary IRSA acquired the Hotel Llao Llao, its first luxury hotel. Some months later, as part of the acquisition from Pérez Companc of the Old Alto Palermo, IRSA acquired an indirect 50% interest in the Hotel Intercontinental in Buenos Aires which it owns through its subsidiary Inversora Bolívar. In March 1998, IRSA acquired the Hotel Libertador. During fiscal year 1999, IRSA sold a 20% interest in the Hotel Libertador to Hoteles Sheraton de Argentina S.A., (“Hoteles Sheraton de Argentina”) and during the fiscal year 2000, IRSA sold 50% of its interest in the Hotel Llao Llao to the Sutton Group. During fiscal year 2007 our subsidiary IRSA increased its share in Inversora Bolivar by 100% and obtained an indirect share in the Hotel Intercontinental of 76.34%.

The following chart shows certain information regarding the luxury hotels:

Hotel	Date of Acquisition	IRSA’s effective interest	Number of rooms	Average Occupancy %(1)	Average price per room	Accumulated sales in Ps.000 as of June 30, (in thousand Ps.)			Book value as of 06/30/09
					Ps.(2)	2009	2008	2007	(Ps. 000)
Intercontinental (3)	11/97	76	309	71.9%	559	61,367	57,517	45,263	57,109
SheratonLibertador (4)	03/98	80	200	82.8%	449	37,060	34,526	29,338	43,069
Llao Llao (5)	06/97	50	201	53.9%	1,078	60,486	56,804	48,080	86,691
Terrenos Bariloche (5)	12/06	50	N/A	N/A	N/A	N/A	N/A	N/A	21,900

(1)	Accumulated average in the twelve-month period.

(2)	Accumulated average in the twelve-month period.

(3)	Indirectly owned through Nuevas Fronteras S.A.(Subsidiary of Inversora Bolívar S.A.).

(4)	Indirectly owned through Hoteles Argentinos S.A.

(5)	Indirectly owned through Llao Llao Resorts S.A.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro. In June 1997 our subsidiary IRSA acquired the Hotel Llao Llao from Llao Llao Holdings S.A. 50% is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from San Carlos de Bariloche and is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 square meters and 158 rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, health club, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts and spas. The Hotel Llao Llao is currently being managed by Compañía de Servicios Hoteleros S.A. which manages the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of Buenos Aires. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 201 rooms.

Hotel Intercontinental, City of Buenos Aires. In November 1997, our subsidiary IRSA acquired 51% of the Hotel Intercontinental from the Pérez Companc S.A. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Monserrat, adjacent to the Intercontinental Plaza office building. Intercontinental Hotels Corporation, a United States corporation, currently owns 24% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 square meter ballroom. Other amenities include a restaurant, a business center, a spa and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 309 rooms. The hotel is managed by the Intercontinental Hotels Corporation.

Hotel Sheraton Libertador, City of Buenos Aires. In March 1998 our subsidiary IRSA acquired 100% of the Hotel Sheraton Libertador from Citicorp Equity Investment for an aggregate purchase price of US$ 23 million. This hotel is located in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool. In March 1999, IRSA sold 20% of its interest in the Sheraton Libertador Hotel for US$ 4.7 million to Hoteles Sheraton de Argentina. The hotel is currently managed by Sheraton Overseas Management Corporation, a United States corporation.

Terreno Bariloche, “El Rancho,” San Carlos de Bariloche, Province of Río Negro. On December 14, 2006, through its hotel operator subsidiary, Llao Llao Resorts S.A., our subsidiary IRSA acquired a land covering 129,533 square meters of surface area in the City of San Carlos de Bariloche in the Province of Río Negro. The total price of the transaction was US$ 7.0 million, of which US$ 4.2 million were paid cash and the balance of US$ 2.8 million was financed by means of a mortgage to be paid in 36 monthly, equal and consecutive installments of US$ 0.086 million each. The land is in the border of the Lago Gutiérrez, close to the Hotel Llao Llao in an outstanding natural environment and it has a large cottage covering 1,000 square meters of surface area designed by the architect Ezequiel Bustillo.

Other Investments in Argentina and Abroad

Lipstick Building. New York. On July 2, 2008, our subsidiary IRSA acquired a 30% interest in the company “Metropolitan 885 Third Ave. LLC”, a company organized in the State of Delaware, USA, whose equity is composed of an office building known as “Lipstick Building” and debt associated to that asset. This office building is located at 885 Third Avenue between 53th Street and 54th Streets in New York’s Manhattan borough. The amount disbursed in this transaction was US$ 22.6 million. This building, highly distinguishable from the neighboring buildings is a Trophy Building that was awarded a Boma prize in 1987 and 1990. Its leasable area is 59,000 square meters distributed in 34 floors and 2 underground commercial levels. Being about 143-meter tall, and featuring a special design, the building is an architectural icon in the heart of Midtown-Manhattan. It was completed in 1986 and designed by the renowned architects John Burgee and Philip Johnson.

OUR INDEBTEDNESS

Credit Suisse Loan Agreement

On May 2, 2006, we entered into a US$ 8 million loan agreement with Credit Suisse. The maturity of this loan agreement was on November 2, 2008 and the applicable interest rate was 3-month LIBOR plus 375 basis points. The Credit Suisse loan agreement was initially secured by a swap transaction under ISDA 2000 Definitions with IRSA’s convertible notes for a total amount of US$ 10 million, which were subsequently replaced with 1,834,860 GDRs of IRSA, plus a U.S. dollar denominated amount that fluctuates in accordance with the trading price of IRSA’s shares. This loan agreement imposed certain restrictions on the payment of dividends. Under the agreement we were permitted to pay or distribute, directly or indirectly, whether in cash or obligations with third parties, up to US$ 5,000,000 for any calendar year:

•

for any dividend or other distribution on our capital stock or any interest on capital, excluding any dividends, distributions or interest paid solely in our capital stock or in options, warrants or other rights to acquire capital stock;

•	in respect of the purchase, acquisition, redemption, withdrawal, defeasance or other acquisition for value of any of our capital stock or any warrants, rights or options to acquire such capital stock;

•	in respect of the return of any capital to our shareholders as such;

•	in connection with any distribution or exchange of property in respect of our capital stock, warrants, rights, options, obligations or securities to or with our shareholders as such; or

•	in consideration of any irrevocable capital contributions or in payment of interest.

During the second quarter of fiscal year 2009, the Company repaid when due the transaction executed with Credit Suisse International (“CSI”) dated May 2, 2006. Therefore, Cresud repaid all the payments owed to CSI for a principal amount of US$ 8.0 million. At the same time, Cresud received from CSI the amount of 1,834,860 GDR of IRSA, which secured the transaction.

Other Loans

As of June 30, 2009, we had total loans for Ps. 255.1 million, composed by unsecured loans for Ps. 121.4 million denominated in Pesos, Ps.70.1 million denominated in U.S. Dollars, and Ps. 41.7 million in seller notes to finance the purchase of farmland.

Timetable of Maturity or Amortization

	Currency	Under 1 year	Over 1 year and up to 2 years	Over 2 years and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total	Annual average interest rate
	(in millions of constant Pesos as of June 30, 2009) (1)%
Unsecured loans	ARS	121.4	—	—	—	—	121.4	Floating
Unsecured loans	US$	70.1	—	—	—	—	70.1	9.19
Farms in Bolivia (2)	US$	35.1	21.9	—	—	—	57.0	0.0
“San Pedro” farm (2)	US$	6.6	—	—	—	—	6.6	7.0
Total debt		233.2	21.9	—	—	—	255.1

(1)	Offered exchange rate as of June 30, 2009 US$ 1.00 = Ps. 3.797.

(2)	Included under Trade accounts payable in the Consolidated balance sheet.

As concerns the purchase of farms in the Republic of Bolivia, a mortgage was set up on these farms to guarantee the payment for the purchase. At June 30, 2009, the mortgage on “Las Londras” farm amounts to US$ 6.5 million, effective until January 22, 2011; the mortgage on “San Cayetano” and “San Rafael” farms amounts to US$ 5.1 million, effective until November 2010; and the mortgage on “La Fon Fon” farm amounts to US$ 4.9 million, effective until November 2010.

On December 2, 2008, an extension was agreed for the payment of US$ 1.7 million due for the purchase of the “San Pedro” farm, which has a mortgage on a parcel of its land set up to guarantee the payment for the purchase. Accordingly, the term for the payment is extended until September 30, 2009 plus interest at an annual rate of 7% since December 2, 2008 until September 30, 2009.

IRSA and APSA’s Indebtedness

Schedule of Maturities or Amortization

	Currency	Less than 1 year	More than 1 year and up to 2 years	More than 2 years and up to 3 years	More than 3 years and up to 4 years	More than 4 years	Total (1)	Annual Average Interest Rate
		(in million Pesos, constant currency, as of June 30, 2009)(2)%
Banking debt and other
Bank loans (3)	$ / US$	248.5	25.6	25.5	25.5	—	325.1
Hoteles Argentinos secured loans	US$	20.7	—	—	—	—	20.7	9.7
APSA’s notes (Negotiable Obligations)	US$	2.6	—	—	—	58.8	61.4	10.0
APSA’s Series II notes		$26.6	26.4	26.4	0.0	—	79.4	11.0
APSA’s Series I notes (4)	US$	2.7	— 0.5	— 0.5	— 0.5	285.7	286.9	7.9
IRSA’s notes (5)	US$	19.3	— 0.9	— 0.9	— 0.9	556.4	583.0	8.5
Debt financed by the seller	$ / US$	34.6	1.7	1.7	1.7	3.4	43.2

Total banking debt and other		355.0	52.3	52.2	25.8	914.3	1,399.7

Mortgages payable
Mortgages payable over the Bariloche lots	US$	1.9	—	—	—	—	1.9	7.0

Total mortgages payable		1.9	—	—	—	—	1.9

Total debt		356.9	52.3	52.2	25.8	914.3	1,401.6

(1)	Figures may not sum due to rounding.

(2)	Exchange rate as of June 30, 2009 US$ 1.00 = Ps. 3.797.

(3)	Includes bank overdrafts.

(4)	Includes US$ 5,000,000 in nominal value held by Cresud, removed from the books for purposes of consolidation with Cresud.

(5)	Includes US$ 33,152,000 in nominal value held by Cresud, removed from the books for purposes of consolidation with Cresud.

Hoteles Argentinos secured loan

On March 23, 2005, Credit Suisse First Boston International acquired the US$ 11.1 million indebtedness incurred by Hoteles Argentinos which had been in default since January 2002. On April 21, 2006, Hoteles Argentinos reduced the outstanding principal amount to US$ 6.0 million with a prepayment, and the unpaid balance was restructured to mature in March 2010 with scheduled amortization payments as described below:

Date	Amount due (US$ thousands)
March 15, 2008	213
September 15, 2008	225
March 15, 2009	239
September 15, 2009	253
March 15, 2010	5,070

Interest accrues on the unpaid principal of this loan at six-month LIBOR plus 7.0%.

In addition, our subsidiary IRSA entered into a credit default swap agreement with Credit Suisse International which, among other provisions, secures the payment of Hoteles Argentinos’ indebtedness and provides that in the event of default it should acquire the loan. Simultaneously with the amendment to Hoteles Argentinos’ loan agreement, the credit default swap agreement with Credit Suisse International was amended. Thus, IRSA would only assume 80.0% of Hoteles Argentinos’ indebtedness in the event of default. The remaining 20.0% was assumed by Starwood Hotels and Resorts Worldwide Inc. (Starwood), an indirect minority shareholder of Hoteles Argentinos, which has also been instrumented through a credit default swap agreement. To secure performance of its obligations under the agreement with Credit Suisse International, IRSA made an escrow deposit of US$ 1.2 million.

The loan agreement of Hoteles Argentinos provides that it may not declare or pay any dividends or make any distribution on capital stock, or purchase, redeem, retire, defease or otherwise acquire any of its own shares, or make any distribution of assets, capital stock, warrants, rights, options, obligations or securities to shareholders, except in an amount not to exceed the lesser of (i) Hoteles Argentinos’ excess cash flow for the preceding fiscal year, or (ii) the consolidated retained earnings and consolidated profits earned; and then only if, after giving pro forma effect to such action, no default or event of default would occur as a consequence thereof.

On September 15, 2008 and on March 15, 2009 principal installments for US$ 0.2 million each were repaid.

Alto Palermo 10% convertible notes due 2014

On July 19, 2002, Alto Palermo issued US$ 50.0 million in unsecured Convertible Notes in exchange for cash and the settlement of certain liabilities owed to its shareholders. These convertible notes mature on July 19, 2014, according to the maturity date extension originally scheduled and approved at the meeting of holders of such convertible notes held on May 2, 2006. The convertible notes accrue interest (payable semi-annually) at a 10.0% fixed interest rate per annum and are convertible at any time at the holder’s option into shares of common stock of Ps. 0.10 par value each. The conversion rate per U.S. dollar is the lower between (i) 30.8642 and (ii) the result from dividing the exchange rate prevailing on the conversion date by Alto Palermo’s common shares’ par value. As of June 30, 2009, as a result of the conversions made, the aggregate outstanding amount of Alto Palermo’s convertible notes was US$ 47.2 million in nominal value. If all the note holders exercise their conversion rights, Alto Palermo’s common shares would increase from 782.0 million shares (Ps. 78.2 million par value) to 2,239.7 million shares (Ps. 224.0 million par value). As of June 30, 2009, IRSA held US$ 31.7 million of Alto Palermo’s convertible notes.

Alto Palermo’s Convertible Notes

At the note holders’ meeting held on May 2, 2006, the holders of Alto Palermo notes unanimously decided to extend the maturity date of Alto Palermo’s Series I notes for a principal amount of US$ 50 million. The convertible notes’ original four-year term, counted as from the date of issuance on June 19, 2002 was extended up to a new maturity date to fall on July 19, 2014.

The convertible notes outstanding as of June 30, 2009 totaled US$ 47,227,934. If all the holders of Alto Palermo notes were to exercise their conversion rights, the number of Alto Palermo’s outstanding shares would go up to 782,064,214.

As of June 30, 2009, our subsidiary IRSA held US$ 31.7 million convertible notes in nominal value.

Alto Palermo series I and series II notes

On May 11, 2007, Alto Palermo issued two new series of notes in an aggregate principal amount of US$ 170 million. Series I consists of US$ 120 million of notes due on May 11, 2017, which accrue interest at a fixed rate of 7.875% payable semi-annually on May 11 and November 11 of each year, commencing on November 11, 2007. The Series I notes mature in a single installment on May 11, 2017.

Series II consists of Ps. 154 million (equivalent to US$ 50 million) of notes which mature in seven, equal and consecutive semi-annual installments commencing on June 11, 2009, and which accrue interest at 11% per annum, payable on June 11 and December 11 of each year commencing on December 11, 2007.

Acquisition of Alto Palermo’s Series I Notes. During fiscal 2009 we acquired APSA’s Series I Simple Notes, accruing interest at a fixed rate and maturing in 2017 for US$ 5.0 million in nominal value, for which we paid US$ 2.1 million.

During fiscal year ended June 30, 2009 our subsidiary IRSA bought Alto Palermo’s Series I Notes, at a fixed interest rate and maturing in June 2017, for US$ 39.6 million in nominal value under the Global Program of Negotiable Obligations for up to US$ 200,000,000. As a weighted average, the price paid was US$ 0.488 as the so-called dirty price (includes interest accrued but still unpaid) for a total of US$ 19.3 million.

In turn, in the course of fiscal 2009 its subsidiary Alto Palermo repurchased some of its Series I notes for US$ 5 million in nominal value. As a weighted average, the price paid was US$ 0.3978 for a total of US$ 1.9 million.

Therefore, as of June 30, 2009, our consolidated holdings of Series I notes amounted to US$ 49.6 million in nominal value.

Acquisition of Alto Palermo’s Series II Notes. During fiscal 2009 our subsidiary IRSA bought Alto Palermo’s Series II Notes, at a fixed interest rate and maturing in June 2012 (Argentine Peso-Linked Note) for US$ 15.1 million in nominal value under the Global Program of Negotiable Obligations for up to US$ 200,000,000. As a weighted average, the price paid was US$ 0.5447 for a total of US$ 8.2 million.

In turn, in the course of fiscal 2009, its subsidiary Alto Palermo repurchased some of its Series II notes for US$ 3.2 million in nominal value. As a weighted average, the price paid was US$ 0.75 for a total of US$ 2.25 million.

Therefore, at June 30, 2009, our consolidated holdings of Alto Palermo Series II notes amounted to US$ 19.9 million in nominal value including previous holdings.

8.5% notes due 2017

On February 2, 2007, our subsidiary IRSA issued 2017 fixed rate notes for a total amount of US$ 150.0 million, which accrue interest at an annual interest rate of 8.5% payable semi-annually and which mature in a single installment on February 2, 2017.

These notes also contain a covenant limiting IRSA’s ability to pay dividends which may not exceed the sum of:

•	50% of its cumulative consolidated net income; or

•	75% of its cumulative consolidated net income if its consolidated interest coverage ratio for its most recent four consecutive fiscal quarters is at least 3.0 to 1; or

•	100% of cumulative consolidated net income if its consolidated interest coverage ratio for its most recent four consecutive fiscal quarters is at least 4.0 to 1; plus

•

100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by it or by its restricted subsidiaries from (a) any contribution to its capital stock or the capital stock of its restricted subsidiaries or issuance and sale of its qualified capital stock or the qualified capital stock of its restricted subsidiaries subsequent to the issue of its notes due 2017, or (b) issuance and sale subsequent to the issuance of its notes due 2017 or its indebtedness or the indebtedness of its restricted subsidiaries that has been converted into or exchanged for its qualified capital stock, plus

•	Any reduction in the indebtedness assumed by it or by any restricted subsidiary as a result of conversion into equity; plus

•	Any net reduction in investments in debt certificates (other than permitted investments) and in the returns on investments, plus

•	Any distribution received from unrestricted subsidiaries.

Acquisition of IRSA’s notes. During fiscal year 2009, we bought IRSA’s Simple Notes, accruing interest at a fixed rate and maturing in 2017, for US$ 28.2 million in nominal value, for which we paid US$ 11.6 million. As a result, our interest in IRSA’s Notes as of June 30, 2009 amounted to US$ 33.2 million.

Debt structuring for the acquisition of Edificio República

On April 28, 2008 IRSA executed a loan agreement secured by a mortgage with Banco Macro S.A. pursuant to which Banco Macro S.A. lent it US$ 33,558,448 which it applied to the repayment of the outstanding balance relating to the acquisition of Edificio República for a total term of 5 years. The principal shall be repaid in five annual, equal and consecutive installments maturing on April 28 each year and accruing interest at an annual nominal 12% over balances. Interest shall be repaid in semi-annual installments, maturing on April and October 28, each year. To guarantee the repayment of the loan, a mortgage has been set up on the property known as “Edificio República” for the amount thereof.

In April 2009 principal installments were paid for US$ 6.7 million.

OTHER SIGNIFICANT EVENTS

Exercise of warrants. During March 2008 we completed our capital increase for 180 million shares of Ps. 1.0 nominal value, where 100% of the shares offered were subscribed locally and internationally at a subscription price of US$ 1.60 or Ps. 5.0528 per share. In addition, each shareholder received for each share subscribed, without additional cost, one warrant entitling the holder thereof to acquire 0.33333333 new shares at US$ 1.68 each, i.e. 180 million warrants were granted entitling the holders thereof to purchase an aggregate of 60 million additional shares at the above mentioned price. The warrants expire on May 22, 2015 and are listed on the Buenos Aires Stock Exchange with the symbol “CREW2”, and after obtaining the relevant authorizations, they are also listed on Nasdaq with the symbol “CRESW”.

During fiscal year 2009, certain holders of warrants exercised their right to purchase additional shares. Consequently, the Company issued an aggregate of 6,745 common shares of Ps. 1.0 nominal value each, and 20,237 warrants were cancelled. Accordingly, the Company received an amount of US$ 0.011 million.

As of June 30, 2009, there were 177.7 million warrants outstanding and the capital stock was composed of 501,538,610 common shares.

Repurchase of shares. On August 26, 2008, Cresud announced the potential repurchase of shares issued by the Company in order to help reduce the decline and fluctuations of quotation prices and strengthen its shares in the market. There have been signs of distortion in the price of shares when considering the Company’s financial strength based on the quality of its assets, including the lands of great productive value and appreciation potential, and the productive business developed by Cresud in Argentina and other Latin American countries.

During fiscal year 2009, purchases of own shares amounted to 30,000,000 common shares, for which the Company paid US$ 21.0 million and Ps. 1.7 million, thus fulfilling the terms and conditions of the share repurchase plan. As a result, the Company’s investment in own shares amounts to 5.98% of total capital stock.

SUBSEQUENT EVENTS

Global Program for the Issuance of Notes – Classes I and II. On July 13, 2009, the Comisión Nacional de Valores lifted the restrictions and approved the Global Program for the Issuance of Notes for a principal amount of up to US$ 50,000,000 (or its equivalent in other currencies). This Global Program had been authorized by the Comisión Nacional de Valores through Resolution No. 15972 on September 4, 2008. In addition, as per minutes of the Board of Directors Meeting held on August 19 and

September 1, 2009 the Company’s Board of Directors approved the issuance of the First Series of Notes - Class I and Class II (“Class I” and “Class II” and, collectively, the “Notes”); the issuance of the Notes was approved by the Comisión Nacional de Valores on September 1, 2009. Class I will be floating rate notes due 270 calendar days after the date of issuance, for a principal amount of up to Ps. 25,000,000 (twenty-five million Pesos) or higher amount, as determined by the Company, while Class II will be fixed rate notes due 365 days after the date of issuance, for a principal amount in U.S. dollars of up to the equivalent of Ps. 25,000,000 (twenty-five million Pesos) or higher amount, as determined by the Company.

The Company may also declare that the award process in respect of one or both series is void, which may imply that no Notes will be issued of any Class. Furthermore, the addition of the Notes principal amount may not exceed the aggregate amount of Ps. 50,000,000 or its equivalent in other currencies, without prejudice to the fact that each class may be issued for a principal amount higher than Ps. 25,000,000 without exceeding the aggregate amount of Ps. 50,000,000 or its equivalent in other currencies.

Purchase of shares of IRSA. After the closing of the fiscal year and until the date of these financial statements, the Company purchased 8,540,510 shares of IRSA, as a result of which we hold a 57.12% interest.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Consolidated Operating Results

The following management’s discussion and analysis of our results of operations should be read together with our consolidated financial statements and related notes. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include such words as “expect”, “anticipate”, “intend”, “believe” and similar language. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including without limitation those set forth elsewhere in the Annual Report and Financial Statements.

For purposes of the following discussion and analysis, unless otherwise specified, references to fiscal years 2008 and 2009 relate to the fiscal years ended June 30, 2008 and 2009, respectively.

During the six-month period ended December 31, 2008, Cresud acquired directly and indirectly 68,712,008 additional shares of IRSA Inversiones y Representaciones Sociedad Anónima (IRSA). Thus, Cresud’s interest in this company, directly and indirectly through its controlled companies, was 54.01% as of that date and, accordingly, as from October 1, 2008, it began to present its financial statements in consolidated form with IRSA’s in accordance with the provisions of Technical Resolution No. 21.

Consequently, the Company’s consolidated financial statements at June 30, 2008 shown in the comparative balances do not include information in consolidated form with IRSA’s.

We maintain our accounting books and records in Pesos. Except as set forth in the following paragraph, we prepare our consolidated financial statements in conformity with Argentine GAAP and the regulations of the Comisión Nacional de Valores.

In order to comply with Comisión Nacional de Valores regulations, we discontinued inflation accounting as of March 1, 2003, and we recognize deferred income tax assets and liabilities on a non-discounted basis. These accounting practices represent departures from Argentine GAAP. However, we believe that such departures have not had a material effect on our financial statements.

Effects of Devaluation and Economic Crisis

Most of our assets are located and our operations are performed in Argentina. Accordingly, our financial position and results of operations depend substantially upon economic conditions prevailing in Argentina. Due to the four-year recession ended on the second quarter of 2002, the Argentine economy has deteriorated sharply. Fiscal and commercial deficit and a fixed exchange rate (known as Convertibility Regime) combined with strong reliance on foreign capital and substantial outstanding foreign debt led to a sharp contraction of economic activity and a banking and fiscal crisis when substantial capital outflow began.

In response to the political and economic crisis, the Argentine government adopted measures to introduce substantial changes to the monetary and exchange regime, and to the regulatory framework to conduct business in the country. Between December 2001 and January 2002, Argentina uncoupled the peso from the U.S. dollar, rescheduled bank deposits, “pesified” debts denominated in U.S. dollars and suspended the payment of most of its public debt.

Several sectors of the Argentine economy were significantly affected by the modification of the exchange and regulatory regimes. In April 2002, the economy began to stabilize and there was a clear improvement in macroeconomic variables during the second half of the year, mainly as a result of increasing exports and decreasing imports. Although the devaluation of the peso had adverse consequences, it also led the commercial balance back to surplus, thus allowing the recovery of local production. As a result of the steep drop in the value of the peso against foreign currencies, along with the decrease in production costs measured in U.S. dollars, Argentine products became inexpensive goods in international export markets. In the same line, the cost of imported goods increased significantly, which allowed excess demand to redirect towards goods produced locally.

During the second half of 2002, Argentine GDP increased by 4.4% and the CPI (Consumer Price Index) was 8.0% for the six-month period ended December 31, 2002, compared to 30.5% for the six-month period ended June 2002. The improvement in economic conditions, particularly the reduction in capital outflows, allowed the government to lift restrictions in respect of bank withdrawals established in November 2002.

Despite the improved economic conditions during the second half of 2002, GDP fell 10.9% over a twelve-month period, returning to 1993 values, investments decreased and inflation increased exponentially. The crisis had its most significant impact at social level. Unemployment grew from 12.9% to 19.7% between 1998 and 2002, real wages fell 24% in 2002, and the poverty rate increased from 29% of the population in 2000 to 52% in 2002.

In May 2003, President Néstor Kirchner reorganized the political environment. Macroeconomic indicators began to show signs of recovery, such as the GDP which grew 8.8% in 2003. The combination of solid fiscal and monetary policies held the CPI at bay at 3.5% during 2003. During that year, Argentina embarked in the restoration of its relationship with the IMF, removed from circulation all provincial and national quasi-currencies, and eliminated restrictions on deposits. The commercial balance recorded a surplus as a result of an increase in the price of commodities and export volumes.

Social indicators also improved. The unemployment rate fell to 17.3% in 2003, and real wages started to recover.

Exceeding growth expectations, in 2004 the GDP increased 9.0% in comparison with 2003 and during 2005 the economy also expanded strongly at a rate of 9.2%. During 2006 and 2007 the Argentine economy, in terms of GDP, continued to grow at an annual rate of 8.5%. In 2008, economic growth reached 6.8%, combined with an anticipated expansion of 2.0% for the first quarter of 2009. Inflation during 2004 remained low although it doubled the 2003 rate; in 2005 the rate of inflation was 12.3%, in 2006 9.8%, in 2007 8.5%, in 2008 7.2%, and in the first half of 2009 2.2%.

In June 2005, the Argentine government ended the restructuring of a substantial portion of public debt which had been defaulted in December 2001. Argentina reduced its public debt from US$ 1,913 million to US$ 1,266 million, and negotiated lower interest rates and longer payment terms.

During 2008, the global economy experienced a significant deterioration following the subprime mortgage crisis. As a result, Argentina faced a global scenario of economic depression and slowdown that might hinder economic growth. During the first six-month period of 2009, however, some signs of recovery have been observed such as an increased level of activity in certain developed economies. Argentina may still continue to record positive commercial balances thanks to the export of commodities and manufactured goods.

Although the Argentine economy has significantly recovered since the 2002 crisis, the impact of the global crisis cannot be predicted. We cannot ensure that favorable conditions experienced in Argentina during recent years will continue in the future.

Factors affecting Comparability

Purchase and Sale of Farms

Our strategy includes the identification, acquisition, exploitation and selective disposition of rural properties that have attractive prospects for long-term value appreciation. As part of this strategy, from time to time we purchase and sell farms. The acquisition or disposition of farms in any given period may make the production results of that period difficult to compare to those of other periods.

Seasonality

As is the case with any company in the agro-industrial sector, our business activities are inherently seasonal. Harvest and sales of grains (corn, soybean and sunflower) in general take place from February to June. Wheat is harvested from December to January. With respect to our international market, in Bolivia climate conditions allow a double season of soybean, corn and sorghum production and, accordingly, these crops are harvested in April and October, while wheat and sunflower are harvested during August and September, respectively. Other segments of our activities, such as our sales of cattle and milk and our forestry activities, tend to be more of a successive character than of a seasonal character. However, the production of beef and milk is generally higher during the second quarter, when pasture conditions are more favorable. In consequence, there may be significant variations in results from one quarter to the other.

Revenue Recognition

We derive our revenues primarily from (i) the production and sale of crops, beef cattle and milk, (ii) cattle feedlot operations, (iii) leasing of our farms to third parties and (iv) commodity brokerage activities.

Through the consolidation of our financial statements with IRSA’s, we record revenue mainly from the rental and operation of services at offices and shopping centers in Argentina, the development and sales of properties, consumer financing transactions, and hotel operations.

This section reflects our policies for revenue recognition as well as those of our controlled and under common control subsidiaries.

Agriculture and cattle raising business

Production. We recognize production income when there is a change in biological assets. For example, we recognize production income when crops are harvested or a cow is born or gains a certain amount of weight. Biological assets are unharvested crops, heads of cattle and dairy cows. Agricultural produce such as harvested crops, beef and milk are the harvested product of biological assets.

Sales. We recognize revenue on sales of crops, beef cattle and milk when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured.

From time to time we sell properties which we consider not essential to our core operations in order to profit from real estate appreciation opportunities. We record farmland sales under the applicable accounting standards and do not recognize such sales until (i) the sale is consummated (a sale is not considered consummated until: (a) the parties are bound by the terms of a contract, (b) all contract terms and conditions have been considered, (c) any financing for which the seller is responsible has been arranged and (d) all conditions precedent to closing have been performed); (ii) we determine that the buyer’s initial and continuing investments in the property being sold are adequate to demonstrate its commitment to pay for the property (the adequacy is measured by its financial capacity and size compared with the sale value of the property); (iii) the corresponding receivable is not subject to future subordination (our receivable will not be placed in or occupy a lower rank, class or position with respect to other obligations of the buyer) and (iv) we have transferred to the buyer the usual risks and rewards of ownership and have no continuing substantial involvement in the property.

Real estate business

We record revenue from the rental and operation of services at offices and shopping centers in Argentina, the development and sale of properties, consumer financing transactions, and hotel operations. This section reflects our policies for revenue recognition as well as those of our controlled and under common control subsidiaries

Sales and Developments. We record revenue from the sale of property when all of the following criteria are met:

(a) the sale has been carried out (a sale is not deemed to be carried out until (i) the parties are bound by the terms of a contract, (ii) all considerations have been exchanged, (iii) any permanent financing under the seller’s responsibility has been agreed, and (iv) all conditions precedent have been complied with);

(b) we determine that the initial and continuing investment of the purchaser is appropriate to evidence a commitment to pay for the property (the appropriateness of the purchaser’s initial investment is measured by (i) its composition and (ii) its size compared to the sales price of the property);

(c) our receivable is not subject to any future condition (our receivable will not be placed or occupy any rank, category or position lower than the other obligations of the purchaser); and

(d) we have transferred to the purchaser all the risks and benefits of ownership, and do not have a continuing participation in the property.

Generally, we enter into sale agreements with the purchasers of units for residential development before construction commences. According to this practice, we commence our marketing and sales efforts in accordance with the architectural designs already agreed and the model units. As a general rule, the purchasers pay a unit reservation fee and subsequently enter into sale agreements at a fixed price. The balance of the purchase price is payable upon delivery of the fully constructed unit.

The construction of these properties for residential development is carried out based on “turnkey” contracts with leading construction companies in Argentina and South America, which undertake to complete construction within a given period and budget, subject to routine exceptions.

We apply the percentage of completion method in respect of the sales of property developments under construction under fixed price contracts. Pursuant to this method, revenue is recognized based on the relationship between costs incurred and total estimated costs applied to the total price of the contract. We do not recognize revenue and costs until a decision is made to continue with the project and construction begins.

The percentage of completion accounting method requires management to prepare a cost budget (e.g. estimated completion costs) in relation to the sales of properties and/or units. Any changes to estimated completion costs are incorporated to the review of estimates during the contract term.

According to this accounting method, revenue from completed work may be recognized in the income statement for the period prior to that in which the actual cash proceeds from the sale are received. In this situation, a deferred asset is recorded.

Alternatively, and as the most usual practice, whenever the purchasers of a property and/or unit make an initial payment in advance and pay monthly installments in cash before the commencement of construction, a liability is recorded as an advance from customers in the financial statements.

Rentals and services at office buildings and others. Rentals from lessees are accounted for as operating leases. Lessees pay a basic monthly rental. Revenue from rentals is recognized based on the straight-line method during the term of the lease.

Rentals and services at shopping centers. Rentals from lessees are accounted for as operating income. Generally, lessees pay a rental consisting in the higher value between (i) a basic monthly rental (the “Basic Rental”) and (ii) a specific percentage of monthly gross retail sales of the lessee (the “Percentage Rental”) (which generally ranges from 4% to 10% of gross sales of the lessee). In addition, pursuant to the rental indexation clause in most leases, the lessee’s Basic Rental is generally increased between 7% and 12% per year during the term of the lease. Certain lease agreements include provisions that set forth rentals based on a percentage of sales or based on a percentage of turnover exceeding a specified minimum. We determine compliance with specific goals and calculate the additional rental on a monthly basis as contemplated in the leases. Therefore, we do not recognize contingent rentals until the required minimum is exceeded.

The term of our leases ranges between 36 and 120 months. Law No. 24808 sets forth that lessees may terminate commercial leases after an initial period of six months by giving at least 60 days prior written notice, subject to a penalty of one month to one month and a half of rental if the lessee terminates the lease during the first year of the lease and one month of rental if the lessee terminated the lease after the first year.

We also charge our lessees a monthly management fee, which is prorated among the lessees in accordance with their lease prices and varies from one shopping center to the other, in relation to the common area administration and maintenance and the administration of contributions made by lessees to finance the promotion efforts of all the operations of shopping centers. Management fees are recognized on a monthly basis as accrued. In addition to rental, we generally charge an “admission fee” to lessees, i.e. a non-reimbursable admission fee that may be required from lessees upon execution and renewal of the lease. This admission fee is usually paid as a lump sum or in a small number of monthly installments. Admission fees are recognized using the straight-line method during the effective term of the respective leases. Additionally, leases in general provide for the reimbursement of the real estate tax, insurance, advertising costs and certain common area maintenance costs. These additional rentals and reimbursements to lessees are accounted for on an accrual basis.

We also derive revenue from visitor parking charges, and recognize parking revenue as services rendered.

Consumer financing transactions. We derive revenue from consumer financing transactions with credit cards which consist mainly in (i) commissions for discounts to storekeepers, that are recognized when the information on the transaction is received and processed by us, (ii) data processing services consisting in the processing and printing of the statements of account of credit cardholders, that are recognized as services rendered, (iii) life insurance and disability expenses charged to credit cardholders, that are recognized on an accrual basis, and (iv) interest income from financing and loan activities.

Hotels. We recognize income from room services, catering services and restaurant facilities, as accrued at the closing of operations on each business day.

Adoption by the Comisión Nacional de Valores of CPCECABA accounting standards

The Comisión Nacional de Valores issued General Resolutions 485 and 487 on December 29, 2005 and January 26, 2006, respectively, adopting, with certain modifications, the new accounting standards previously issued by CPCECABA through its Resolution CD 93/2005. These standards became effective for our fiscal year ended June 30, 2007. The most significant changes included in the accounting standards adopted by the Comisión Nacional de Valores relate to:

•	changes in the impairment test of long-lived assets; and

•	changes to deferred income tax accounting.

Under the new standards, the carrying value of a long-lived asset is considered by a company to be impaired when the expected cash flows from such asset are separately identifiable and less than its carrying value. Expected cash flows are determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. The new standards also provide for the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements. The new accounting standard mandates companies to treat these differences as temporary differences but allows a one-time accommodation to continue treating the differences between the tax basis and indexed book basis of non-monetary items as permanent at the time of adoption of the standard. As a result, we elected to continue treating differences as permanent. In addition, the new standards provide for the recognition of deferred income taxes on a non-discounted basis.

Segment Information

We are required to disclose segment information in accordance with RT No. 18. RT No. 18 establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision makers in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers.

Agriculture and cattle raising business

We are primarily engaged in agricultural operations which are subject to risk, including market prices, weather conditions and environmental concerns. From time to time, we sell properties to profit from real estate appreciation opportunities and which, in the judgment of management, are surplus to the Company’s primary operations.

For the fiscal years ended June 30, 2008 and 2009, our principal operations were carried out in Argentina, our country of domicile. In September 2005, we formed BrasilAgro to replicate our business strategy in Brazil.

As from the current fiscal year, within the context of a number of transactions that represent for Cresud a new expansion of the agriculture and cattle raising business in South America as designed in its business plan, the Company commenced operations in the Republic of Bolivia, Republic of Paraguay and Republic of Uruguay. We conduct business in six business segments, organized primarily on a product line and geographical area basis, with each segment offering a variety of different but interrelated products:

•	Crops: this segment includes the planting and harvesting and sale of fine and course grains and oilseeds, including wheat, corn, soybean and sunflower (both domestic and international markets);

•	Beef cattle: this segment consists of (i) the raising and fattening of beef cattle from our owned cattle stock and (ii) the purchase and fattening of beef cattle, for sale to meat processors;

•	Milk: this segment consists of the production of milk for sale to dairy companies;

•	Other: this segment consists of services and leasing of our farms to third parties, and commodity brokerage activities; and

•	Sales of farms: this segment included the results from the sale of farms.

We evaluate the performance of our business segments based on the “segment operating income (loss)” which represents gross profit less selling and administrative expenses plus gains (losses) from inventory holding.

Real estate business

We have determined that the reportable business units are those based on management information generated by the company. Consequently, we have six reportable business units. These units are: “shopping centers”, “consumer financing”, “sales and developments”, “office and others”, “hotels” and “financial transactions and others”.

Below is a general description of each segment:

•	Shopping centers. This segment includes the operating results from shopping centers, primarily composed of rental income and services received from lessees.

•

Consumer financing. We operate a consumer financing business based on credit card through Tarshop, the controlled subsidiary of our subsidiary APSA. Consumer financing transactions mainly consist of loans and services related to the credit card products we offer to consumers in shopping centers, hypermarkets and stores. We finance a substantial part of consumer financing activities through the securitization of credits underlying the originating accounts. Revenue from consumer financing transactions comes from interest earned from finance and loan activities, storekeeper commissions, life insurance and disability expenses and data processing fees, consisting in the processing and printing of the statement of account of the cardholder.

•	Sales and developments. This segment includes the operating results from the construction and/or sale of residential buildings.

•	Offices and others. This segment includes the operating results from rentals and services of offices and other buildings.

•	Hotels. This segment includes the operating results of hotels, which are primarily composed of revenue from rooms, catering services and restaurant.

•	Financial and other transactions. This segment basically includes revenue and costs associated with the sale of shares, other transactions related to securities and other secondary activities.

We measure reportable business units based on net income/(loss). Transactions between business units, if any, are accounted for at current market prices. We evaluate the performance of business units and allocate resources based on operating results. In most activities this does not depend on a single customer.

Cresud’s Results of Operations

Effective July 1, 2006, we adopted Technical Resolution (RT) No. 22, which prescribes the accounting treatment, financial statement presentation, and disclosures related to agricultural activity. Agricultural activity is the management by an entity of the biological transformation of living animals or plants (biological assets) for sale, into agricultural produce or into additional biological assets. RT No. 22 prescribes, among other things, the accounting treatment for biological assets during the period of growth, degeneration, production and procreation, and for the initial measurement of agricultural produce at the point of harvest. It requires measurement at fair value less estimated point-of-sale costs from initial recognition of biological assets up to the point of harvest, other than when fair value cannot be measured reliably on initial recognition. RT No. 22 requires that a change in fair value less estimated point-of-sale costs of a biological asset be included in profit or loss for the period in which it arises. In agricultural activity, a change in physical attributes of a living animal or plant directly enhances or diminishes economic benefits to the entity. RT No. 22 is applied to agricultural produce which is the harvested product of the entity’s biological assets, only at the point of harvest. Accordingly, RT No. 22 does not deal with the processing of agricultural produce after harvest; for example, the processing of milk into cheese.

Biological transformation comprises the processes of growth, degeneration, production and procreation that cause qualitative or quantitative changes in a biological asset. Biological assets are living unharvested crops, heads of cattle and dairy cows. Agricultural produce such as harvested crops, beef, milk and raw materials are the harvested product of biological assets. Biological transformation results in the following types of outcomes: asset changes through (i) growth (an increase in quantity or improvement in quality of an animal or plant), (ii) degeneration (a decrease in the quantity or deterioration in quality of an animal or plant), or (iii) procreation (creation of additional living animals or plants).

The adoption of RT No. 22 did not have a material impact on our measurement and recognition of biological transformation. Rather, it changed the format of our income statement. Under RT No. 22 we break down the components of our costs as separate line items in the income statement. The adoption of RT No. 22 did not change our gross profit for any of the periods presented.

Prior to the adoption of RT No. 22, gains or losses from initial recognition of biological assets and agricultural produce as well as changes in biological assets were included as a deduction from cost of sales. Under RT No. 22 these changes are disclosed separately in the income statement under the line item titled “Production income”.

Also, prior to the adoption of RT No. 22, costs directly related to the transformation of biological assets and agricultural produce were also included as an addition to cost of sales. Under RT No. 22, these costs are disclosed separately in the income statement under the line item titled “Cost of production” due to the direct relationship to the transformation of biological assets and agricultural produce.

The adoption of RT No. 22 did not affect our recognition of revenue which is included in the line item titled “Sales” in our income statement. See Note 2.u) to our financial statements. As a result of the adoption of RT No. 22, our costs of sales show direct costs related to the sales of agricultural produce other than selling expenses. RT No. 22 intends to purport that costs of sales are not significant in agricultural activities while costs of biological transformation into agricultural produce represent the major costs of these activities.

In addition, under RT No. 22, the exhibits entitled “Cost of Sales” and “Cost of Production” included in our consolidated financial statements present a reconciliation of changes in the carrying amount of biological assets between the beginning and the end of the relevant periods. This reconciliation includes (a) the gain or loss arising from changes in fair value less estimated point-of-sale costs; (b) increases due to purchases; (c) decreases attributable to sales and biological assets classified as held for sale; (d) decreases due to harvest; (e) increases resulting from business combinations, if any; (f) other changes.

The following terms used herein have the meanings specified below:

Production Income. We recognize production income when there is a change in biological assets. For example, we recognize production income when crops are harvested or a cow is born or gains a certain amount of weight. Biological assets are unharvested crops, heads of cattle and dairy cows. Agricultural produce such as harvested crops, beef and milk are the harvested product of biological assets.

Cost of Production. Our cost of production consists of costs directly related to the transformation of biological assets and agricultural produce.

Sales. Our sales consist of revenue on the sales of crops, milk and cattle beef. Sales are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured. Revenue from cattle feeding operations, primarily comprised of feeding, animal health and yardage, and revenue from operating leases and brokerage activities are recognized as services are performed.

Cost of Sales. Our cost of sales consists of: (i) the book value of the product sold at the time of sale and (ii) certain direct costs related to the sales of agricultural produce other than selling expenses.

Gain (loss) from inventory holding. Our gain (loss) from inventory holding consists of changes in the carrying amount of biological assets between the beginning and the results of operations in the futures and options exchange market (Mercado a Término).

MANAGEMENT’S DISCUSSION OF RESULTS

Fiscal year ended June 30, 2009 compared to fiscal year ended June 30, 2008

Production income

Production income was Ps. 172.5 million for the fiscal year 2009, 7.9% higher than the amount recorded for the previous fiscal year. This was primarily attributable to a Ps. 16.7 million increase in our Crops segment and a Ps. 1.8 million increase in our Milk segment, offset by a Ps. 5.8 million decrease in our Beef cattle segment.

Crops – Local

Production income from our Crops segment increased 0.9%, from Ps. 117.5 million for fiscal year 2008 to Ps. 118.6 million for fiscal year 2009, primarily as a result of:

•

a 8.9% increase in total production volumes, from 198,146 tons in fiscal year 2008 to Ps. 215,857 tons in fiscal year 2009, mainly due to an increase in volumes of corn (9.9%), soybean (5.2%) and sunflower (40.4%) harvested, partially offset by a decrease of 1.0% in volumes of wheat harvested from year to year; and

•	a 7.2% decrease in average prices of grain production.

The 8.9% increase in the production volume from our Crops segment was mainly due to our harvest of a larger area of crops, from 59,639 hectares in fiscal year 2008 to 100,925 hectares in fiscal year 2009 (including 8,067 hectares under concession through our subsidiary Agropecuaria Anta S.A.).

As of June 30, 2009, the harvested surface was 94.8% of our total sown surface, compared to 91.6% as of June 30, 2008.

In addition, the production volume in our Crops segment was adversely impacted by a 35.6% decrease in our average yields, from 3.32 tons per hectare during fiscal year 2008 to 2.14 tons per hectare in fiscal year 2009, mainly as a result of a 69.2% increase in the exploited surface in fiscal year 2009 compared to the previous year, the mix of grains harvested and unfavorable weather conditions.

The following table shows the board prices(1) as of June 30, 2008 and 2009:

	Fiscal year ended June 30,
	2008	2009
	Ps.	Ps.
Wheat	633	654
Sunflower	1,000	770
Corn	528	450
Soybean	904	1,010

(1)	Rosario Commodities Exchange board prices

Crops – International

Production income from our Crops segment amounted to Ps. 15.6 million in fiscal year 2009, mainly as a result of:

•	global production of 21,174 tons in fiscal 2009 corresponding to corn and soybean crops; and

•	average price of grain production of Ps. 281 and Ps.955 for corn and soybean crops, respectively.

The surface area devoted to our Crops segment production was 9,950 hectares. The yield per hectare was 4.10 and 1.73 tons per hectare for corn and soybean, respectively.

Beef cattle

Production income for the Beef cattle segment decreased 24.3%, from Ps. 23.9 million for fiscal year 2008 to Ps. 18.1 million in fiscal year 2009, primarily as a result of:

•	a 6.4% decrease in the average price of kilogram of cattle produced, from Ps. 2.7 during fiscal year 2008 to Ps. 2.6 in fiscal year 2009;

•

a 19.1% decrease in the production volume of cattle beef, from 8,786 tons during fiscal year 2008 to 7,112 tons in fiscal year 2009; this was mainly due to a 78.6% decrease in the production volume of heads finished in the feedlot during fiscal year 2009 compared to the previous year;

•

the effect of the drought, which led to the transfer of beef cattle to other farms, thus generating alterations in feeding; in addition, as a consequence of the winter, we obtained grass of lower quality, which affected slaughtering and subsequent sale in previous stages; and

•	a slight 5.8% decrease in births during fiscal year 2009 compared to fiscal year 2008.

The number of hectares dedicated to beef cattle production increased from 123,894 hectares in fiscal year 2008 to 128,859 hectares in fiscal year 2009. This increase was mainly due to the conversion of hectares of land reserve into cattle production hectares in the “Los Pozos” farm during fiscal year 2009.

Milk

Production income for the Milk segment increased 9.7%, from Ps. 18.4 million in fiscal year 2008 to Ps. 20.2 million in fiscal year 2009. This increase was mainly due to:

•	a 9.9% increase in average prices of milk, from Ps.0.85 per liter in fiscal year 2008 to Ps.0.93 in fiscal year 2009; and

•

a slight 0.3% increase in milk production volumes, from 20.8 million liters in fiscal year 2008 to 20.9 million liters in fiscal year 2009. This increase in production volume was mainly due to (i) an increase in the average number of milking cows (from 3,174 in fiscal 2008 to 3,286 in fiscal 2009); and (ii) partially offset by a slight 3.1% decrease in the efficiency level of average daily milk production per cow, from 18.0 liters in fiscal year 2008 to 17.4 liters in fiscal year 2009.

Cost of production

Cost of production increased 81.8%, from Ps. 115.7 million in fiscal year 2008 to Ps. 210.4 million in fiscal year 2009. This increase is mainly due to a Ps.93.8 million increase in our Crops segment, a Ps. 4.0 million increase in our Milk segment, partially offset by a Ps. 3.1 million decrease in our Beef cattle segment.

Crops – Local

Cost of production from our Crops segment increased 93.7%, from Ps.82.2 million in fiscal year 2008 to Ps. 159.1 million in fiscal year 2009, primarily as a consequence of:

•	a higher production volume in fiscal year 2009 compared to the previous year,

•

an increase in direct and indirect costs of production during fiscal year 2009 compared to the previous year, primarily as a result of higher prices of leases and supplies used (agrochemicals and seeds); and

•	a larger number of hectares exploited during fiscal year 2009 (mainly leased to third parties) compared to the previous year.

Total cost of production per ton increased 77.8%, from Ps. 416 in fiscal year 2008 to Ps.740 in fiscal year 2009, primarily as a result of higher costs of production and lower yields per hectare during the current fiscal year.

Crops – International

Cost of production from our Crops segment was Ps. 16.8 million in fiscal year 2009. The total cost of production per ton was Ps.794, higher than expected mostly as a result of an increased use of supplies for production and higher costs of soil preparation and improvement, due to the commencement of operations.

Beef cattle

Cost of production from our Beef cattle segment decreased 15.9%, from Ps. 19.3 million in fiscal year 2008 to Ps. 16.2 million in fiscal year 2009. The lower cost of production from our Beef cattle segment during fiscal year 2009 is mainly attributable to:

•	lower volume of cattle beef production, mostly derived from a lower number of cattle heads finished in the feedlot; and

•

lower feeding costs due to the decrease in the number of heads fattened in the feedlot, partially offset by increased prices of supplies and the effects of the drought requiring higher feed portion volumes.

The direct cost per kilogram produced decreased 31.0%, from Ps. 1.29 in fiscal year 2008 to Ps.0.89 in fiscal year 2009.

Milk

Cost of production for the Milk segment increased 28.0%, from Ps. 14.3 million in fiscal year 2008 to Ps. 18.3 million in fiscal year 2009. This increase was mainly due to:

•	a slight 0.3% increase in milk production in fiscal year ended June 30, 2009 compared to the previous fiscal year; and

•

the impact of higher indirect and feeding costs as a consequence of the drought, which generated an increased use of dietary supplements. As a result of the above, cost of production per liter of milk increased from Ps.0.69 in fiscal year 2008 to Ps.0.89 in fiscal year 2009.

Sales

Total sales increased 576.0%, from Ps. 185.6 million in fiscal year 2008 to Ps. 1,254.7 million in fiscal year 2009. This was primarily due to a 29.0% increase in the Agriculture and cattle raising business, from Ps. 185.6 million in fiscal 2008 to Ps. 239.4 million in fiscal 2009, and Ps. 1,015.3 million as a result of the consolidation with IRSA through the Real estate business during the current fiscal year.

Agriculture and cattle raising business

Sales increased 29.0% from Ps. 185.6 million in fiscal year 2008 to Ps. 239.4 million in fiscal year 2009, primarily as a result of a Ps.77.6 million increase in the Crops segment, a Ps. 1.8 million increase in the Milk segment, a Ps. 10.3 million increase in the Other segment, partially offset by a Ps. 14.8 million decrease in the Beef cattle segment and a Ps. 21.1 million decrease in our Sales of farms segment.

Crops – Local

Sales from our Crops segment increased 70.0%, from Ps.86.9 million in fiscal year 2008 to Ps. 147.7 million in fiscal year 2009, primarily as a consequence of:

•

a 56.2% increase in the sales volume, from 156,718 tons in fiscal year 2008 to 244,853 tons in fiscal year 2009, mainly due to a higher grain production volume during fiscal year 2009 and a higher level of grain inventories at the beginning of the year (112,174 tons at the beginning of fiscal year 2009 compared to 74,563 tons at the beginning of fiscal year 2008); and

•	a 8.9% increase in average prices of grains sold, from Ps. 558 per ton in fiscal year 2008 to Ps. 607 per ton in fiscal year 2009.

	Grain Inventories (in tons) (1)
	Fiscal year ended June 30,
	2008	2009	Change
Inventories at the beginning of the fiscal year	74,563	112,174	37,611
Purchases	10,223	8,316	(1,907)
Production	198,146	222,181	24,035
Sales	(156,718)	(244,853)	(88,135)
Transfer of unharvested crops to expenses	(14,040)	(20,369)	(6,329)

Inventories at the end of the fiscal year	112,174	77,449	(34,725)

(1)	Includes silage stocks.

Crops – International

Sales from our Crops segment amounted to Ps. 16.8 million in fiscal year 2009, mainly as a result of:

•	a sales volume of 4,500 and 14,161 tons of corn and soybean, respectively; and

•	an average price of grains sold during the year of Ps. 400 and Ps. 1,058 for corn and soybean crops, respectively.

Beef cattle

Sales from our Beef cattle segment decreased 45.6%, from Ps. 32.4 million in fiscal year 2008 to Ps. 17.6 million in fiscal year 2009, primarily as a result of:

•

a 45.6% decrease in beef sales volume, from 11,677 tons in fiscal year 2008 to 6,348 tons in fiscal year 2009, as a result of a lower production volume of cattle finished in the feedlot and delays in steer fattening due to the drought; and

•	an average price per kilogram sold during both periods of Ps. 2.78.

The average cattle stock increased from 92,555 heads in fiscal year 2008 to 94,460 heads in fiscal year 2009, primarily as a result of the lower volume of sales described above.

Milk

Sales from our Milk segment increased 10.2%, from Ps. 17.5 million in fiscal year 2008 to Ps. 19.3 million in fiscal year 2009, primarily as a result of:

•	a 9.9% increase in average prices of milk, from Ps.0.85 per liter in fiscal year 2008 to Ps.0.93 per liter in fiscal year 2009; and

•	a 0.3% increase in production volume mainly due to a higher number of dairy cows being milked, slightly offset by a decrease in the efficiency level of production.

Sales of farms

Sales from our Sales of farms segment decreased 91.5% from Ps. 23.0 million in fiscal year 2008 to Ps. 2.0 million in fiscal year 2009, mainly as a consequence of:

Fiscal year 2009

•

On July 24, 2008, we signed the deed of sale for two parcels of land in “El Recreo” farm (1,829 hectares) located in the Province of Catamarca. The transaction was agreed for a price of Ps. 1.1 million (US$ 0.36 million) paid as follows: US$ 0.12 million upon execution of the deed of sale, and the balance of US$ 0.24 million to be paid in two annual and consecutive installments plus interest equivalent to the Libor rate plus 3%; and

•

On April 7, 2009, we signed the deed of sale for 1,658 hectares of “Los Pozos” farm located in the Province of Salta. The transaction was agreed for a price of Ps. 2.0 million (US$ 0.5 million), that was collected in full as of the date of these financial statements.

Fiscal year 2008

•

On October 27, 2007, we signed the deed of sale for a parcel of land of 4,974 hectares of the “Los Pozos” farm located in the Province of Salta. The transaction was agreed at a price of Ps. 3.5 million (US$ 1.1 million). The sale value was US$ 225.0 per hectare; and

•

On December 27, 2007, we sold a parcel of land of 2,430 hectares of the “La Esmeralda” farm located in the Province of Santa Fe. The total sale price was Ps. 19.5 million (US$ 6.2 million), which were collected in full. The sale value was US$ 2,550 per hectare.

Other

Sales from our Other segment increased 39.8%, from Ps. 25.8 million in fiscal year 2008 to Ps. 36.0 million in fiscal year 2009, mainly due to:

•	a Ps. 5.6 million increase in commodity brokerage services; and

•	a Ps. 4.7 million increase for services to third parties, resale of raw materials, and others.

Real estate business

Sales from our consolidation with IRSA amounted to Ps. 1,015.3 million, of which Ps. 278.1 million are from the Sales and developments segment, and Ps. 737.2 million correspond to the segment Income from office rentals and services, shopping centers, hotels, consumer financing and others.

Cost of sales

Total cost of sales increased 345.0% from Ps. 144.0 million to Ps. 640.8 million for fiscal years 2008 and 2009, respectively. This was mainly due to a 42.2% increase in the Agriculture and cattle raising business, from Ps. 144.0 million in fiscal year 2008 to Ps. 204.8 million in fiscal year 2009, and Ps. 435.9 million as a result of the consolidation with IRSA through the Real estate business during the current fiscal year.

Agriculture and cattle raising business

Cost of sales for fiscal year 2009 increased 42.2% to Ps. 204.8 million, from Ps. 144.0 million in fiscal year 2008, primarily as a result of a Ps. 69.0 million increase in the Crops segment, a Ps. 1.7 million increase in the Milk segment and a Ps. 6.8 million increase in the Other segment, partially offset by a Ps. 13.8 million decrease in the Beef cattle segment and Ps. 2.9 million decrease in the Sales of farms segment.

The cost of sales as a percentage of sales was 77.6% in fiscal year 2008 and 85.6% in fiscal year 2009.

Crops – Local

Cost of sales from our Crops segment increased 71.2%, from Ps.76.0 million in fiscal year 2008 to Ps. 130.1 million in fiscal year 2009, primarily as a result of:

•	a 56.2% increase in the volume of grain sold in fiscal year 2009 compared to the previous year; and

•	a 8.9% increase in the average market price of grains in fiscal year 2009.

The average cost per ton sold increased 9.6%, from Ps. 485 in fiscal year 2008 to Ps. 531 in fiscal year 2009, mainly as a result of the higher average market prices of grains.

Crops – International

Cost of sales from our Crops segment amounted to Ps. 14.9 million in fiscal year 2009. The average cost per ton was Ps. 799 during the current fiscal year.

Beef cattle

Cost of sales from our Beef cattle segment decreased 45.9%, from Ps. 30.0 million in fiscal year 2008 to Ps. 16.2 million in fiscal year 2009, primarily as a result of:

•	a 45.6% decrease in the beef sales volume in fiscal year 2009; and

•	an average price of Ps. 2.78 per kilogram sold in both periods.

Milk

Cost of sales from our Milk segment increased 9.6%, from Ps. 17.6 million in fiscal year 2008 to Ps. 19.3 million in fiscal year 2009, primarily as a result of:

•	a 9.9% increase in the level of prices of milk which had an impact on the cost of sales; and

•	a 0.2% increase in the sale volume of milk.

Sales of farms

Cost of sales from our Sales of farms segment decreased 96.9% from Ps. 3.0 million in fiscal year 2008 to Ps. 0.1 million in fiscal year 2009, mainly as a consequence of:

Fiscal year 2009

•

the cost of sales of the 1,829 hectares of our El Recreo farm was Ps. 0.2 million; the gain from this transaction was recognized in the prior fiscal year as established in Technical Resolution No. 17; and

•	the cost of sales of the 1,658 hectares of our Los Pozos farm was Ps. 0.1 million.

Fiscal year 2008

•	the cost of sales of a parcel of land of 4,974 hectares of our Los Pozos farm was Ps. 0.3 million; and

•	the cost of sales of a parcel of land of 2,430 hectares of our La Esmeralda farm was Ps. 2.7 million.

Other

Cost of sales from our Other segment increased 39.3%, from Ps. 17.4 million in fiscal year 2008 to Ps. 24.2 million in fiscal year 2009, primarily as a result of higher costs arising from brokerage activities due to an increase in the number of commodity trading transactions through our subsidiary Futuros y Opciones.com and costs generated by services to third parties, resale of raw materials and others.

Real estate business

Cost of sales from our consolidation with IRSA amounted to Ps. 435.9 million, of which Ps. 170.5 million are from the Sales and developments segment, and Ps. 265.4 million correspond to the segment Income from office rentals and services, shopping centers, hotels, consumer financing and others.

Gross profit

As a result of the above mentioned factors, gross profit increased 572.3%, from Ps. 85.7 million in fiscal year 2008 to Ps. 576.0 million in fiscal year 2009. This was mainly due to a 103.9% decrease in our Agriculture and cattle raising business, from a Ps. 85.7 million profit in fiscal 2008 to a Ps. 3.4 million loss in fiscal 2009, and a Ps. 579.4 million profit as a result of the consolidation with IRSA through our Real estate business during the current fiscal year.

Agriculture and cattle raising business

As a result of the above mentioned factors, gross profit decreased 103.9%, from a Ps. 85.7 million profit in fiscal 2008 to a Ps. 3.4 million loss in fiscal 2009. Our gross margin, calculated as our gross profit divided by our production income, was 53.6% positive for fiscal 2008 and 2.0% negative for fiscal 2009.

Crops – Local

Gross profit from our Crops segment decreased 149.5%, from a Ps. 46.2 million profit for fiscal year 2008 to a Ps. 22.9 million loss in fiscal year 2009.

Crops – International

Gross profit from our Crops segment was Ps. 0.7 million during the current fiscal year as a result of transactions on the international market.

Beef cattle

Gross profit from our Beef cattle segment decreased 53.1%, from Ps. 7.0 million in fiscal year 2008 to Ps. 3.3 million in fiscal year 2009.

Milk

Gross profit from our Milk segment decreased 53.0%, from Ps. 4.0 million in fiscal year 2008 to Ps. 1.9 million in fiscal year 2009.

Sales of farms

Gross profit from our Sales of farms segment decreased 90.7% from Ps. 20.0 million in fiscal year 2008 to Ps. 1.9 million in fiscal year 2009.

Other

Gross profit from our Other segment increased 40.8%, from Ps. 8.4 million in fiscal year 2008 to Ps. 11.8 million in fiscal year 2009.

Real estate business

Gross profit from our consolidation with IRSA amounted to Ps. 579.4 million, of which Ps. 107.6 million are from the Sales and developments segment, and Ps. 471.8 million correspond to the segment Income from office rentals and services, shopping centers, hotels, consumer financing and others.

Selling expenses

Total selling expenses increased 1,365.7%, from Ps. 14.5 million in fiscal year 2008 to Ps. 212.5 million in fiscal year 2009. Selling expenses for fiscal 2009 include Ps. 187.3 million as a result of the consolidation with IRSA through the Real estate business.

Agriculture and cattle raising business

Selling expenses of our Agriculture and cattle raising business increased 73.9% from Ps. 14.5 million in fiscal year 2008 to Ps. 25.2 million in fiscal year 2009. Selling expenses of our Crops, Beef cattle and Other segments represented 83.6%, 5.2% and 11.1%, respectively, from the total selling expenses as of June 30, 2009.

Crops – Local

Selling expenses of our Crops segment as a percentage of sales decreased slightly from 12.9% in fiscal year 2008 to 12.6% in fiscal year 2009, as a result of the increase in average sales prices of commodities. Selling expenses per ton of grain sold increased 6.3%, from Ps.72 per ton in fiscal year 2008 to Ps.76 per ton in fiscal year 2009, primarily as a result of higher cost of freight, conditioning and storage.

Crops – International

Selling expenses of our Crops segment as a percentage of sales were 14.3% during fiscal year 2009. Selling expenses per ton of grain sold amounted to Ps. 129 per ton during the current fiscal year.

Beef cattle

Selling expenses of our Beef cattle segment as a percentage of sales increased from 4.3% in fiscal year 2008 to 7.5% in fiscal year 2009.

Milk

Milk sales did not generate significant selling expenses as all the production was marketed directly to dairy producers.

Other

Selling expenses of our Other segment as a percentage of sales increased slightly from 6.6% in fiscal year 2008 to 6.9% in fiscal year 2009.

Real estate business

Selling expenses from our consolidation with IRSA amounted to Ps. 187.3 million, of which Ps. 1.6 million are from the Sales and Developments segment, and Ps. 185.7 million correspond to the segment Income from office rentals and services, shopping centers, hotels, consumer financing and others.

Administrative expenses

Total administrative expenses increased 415.9%, from Ps. 26.1 million in fiscal year 2008 to Ps. 134.7 million in fiscal year 2009. Fiscal 2009 includes Ps. 102.6 million as a result of the consolidation with IRSA through the Real estate business.

Agriculture and cattle raising business

Administrative expenses from our Agriculture and cattle raising business increased 23.0% from Ps. 26.1 million in fiscal year 2008 to Ps. 32.1 million in fiscal year 2009.

Crops – Local

Administrative expenses increased 55.2% from Ps. 10.9 million in fiscal year 2008 to Ps. 16.9 million in fiscal year 2009, mainly due to the increase in fees and compensation for services, (including accounting, legal and technical advisory fees), salaries and wages and social security contributions (due to increases in payroll), office and administration expenses.

Crops – International

This item includes administrative expenses from our foreign operations for Ps. 3.0 million in fiscal year 2009.

Beef cattle

Administrative expenses decreased 20.9% from Ps. 11.4 million in fiscal year 2008 to Ps. 9.0 million in fiscal year 2009, mainly as a result of a decrease in the share of the segment, partially offset by an increase in fees and compensation for services (including accounting, legal and technical advisory fees), salaries and wages and social security contributions (due to increases in payroll), office and administration expenses.

Milk

Administrative expenses decreased 4.5% from Ps. 1.7 million in fiscal year 2008 to Ps. 1.6 million in fiscal year 2009, primarily as a result of a decrease in the share of the segment, partially offset by an increase in fees and compensation for services (including accounting, legal and technical advisory fees), salaries and wages and social security contributions (due to increases in payroll), office and administration expenses.

Sales of farms

This item includes administrative expenses from our Sales of farms segment for Ps. 0.1 million in fiscal year 2009.

Other

Administrative expenses decreased 34.9% from Ps. 2.1 million in fiscal year 2008 to Ps. 1.3 million in fiscal year 2009, primarily as a result of a decrease in the share of the segment, partially offset by an increase in fees and compensation for services (including accounting, legal and technical advisory fees), salaries and wages and social security contributions (due to increases in payroll), office and administration expenses.

Real estate business

Administrative expenses from our consolidation with IRSA amounted to Ps. 102.6 million, of which Ps. 16.8 million are from the Sales and Developments segment and Ps. 85.8 million correspond to the segment Income from office rentals and services, shopping centers, hotels, consumer financing and others.

Gain from valuation of other assets at net realization value

Gain from valuation of other assets at net realization value increased 943.7% from Ps. 0.9 million during fiscal year 2008 to Ps.9.2 million in fiscal year 2009. Fiscal 2009 includes Ps. 9.2 million as a result of the consolidation with IRSA through the Real estate business.

Agriculture and cattle raising business

During fiscal year 2009 there was no gain from valuation of other assets at net realization value.

Gain from valuation of other assets at net realization value was Ps. 0.9 million during fiscal year 2008. This gain was generated in connection with the bill of sale without possession of 1,829 hectares of two parcels of the “El Recreo” farm, owned by Inversiones Ganaderas S.A., for a price of US$ 0.4 million. Although this sale had not yet been consummated, the property to be sold has been valued at the proposed sale price in accordance with current Argentine professional accounting standards and, as a result, a gain of approximately US$ 0.3 million (Ps. 0.9 million) was recognized due to such revaluation.

Real estate business

During fiscal year 2009 there was a Ps. 9.2 million gain from the Sales and Developments segment as a result of the consolidation with IRSA through the Real estate business.

Gain (loss) from inventory holding

Our gain (loss) from inventory holding decreased 82.5% from a Ps. 2.3 million loss in fiscal year 2008 to a Ps.0.4 million loss in fiscal year 2009. Fiscal 2009 includes a Ps.0.9 million gain as a result of the consolidation with IRSA through the Real estate business.

Agriculture and cattle raising business

Crops – Local

Our gain (loss) from inventory holding decreased 94.0% from a Ps. 11.6 million loss in fiscal year 2008 to a Ps.0.7 million loss in fiscal year 2009, mainly as a result of a higher gain from transactions in the Futures and Options Exchange Market (Mercado a Término), partially offset by a loss from inventory holding in grains and supplies, due to a decrease in market prices.

Crops – International

There was a loss from inventory holding of Ps.0.2 million in this segment.

Beef cattle

Our gain (loss) from inventory holding decreased 110.1% from a Ps.8.5 million gain in fiscal year 2008 to a Ps.0.9 million loss in fiscal year 2009, primarily as a result of the decrease in average market prices and changes of cattle category in the current fiscal year.

Other

Our gain (loss) from inventory holding decreased 46.6% from a Ps.0.7 million gain in fiscal year 2008 to a Ps.0.4 million gain in fiscal year 2009, mostly due to a decrease in average prices of minor products.

Real estate business

During fiscal year 2009, a Ps.0.9 million gain was recorded as a result of the consolidation with IRSA through the Real estate business, of which a Ps.0.1 million loss was from the Sales and Developments segment and a Ps. 1.1 million gain corresponds to the segment Income from office rentals and services, shopping centers, hotels, consumer financing and others.

Gain (loss) from investment in Tarjeta Shopping’s trusts

This item represented a Ps. 22.3 million loss in fiscal year 2009 as a result of our consolidation with IRSA through the Real estate business.

Operating income (loss)

As a result of the above mentioned factors, operating income (loss) increased 393.9%, from a Ps. 43.6 million gain in fiscal year 2008 to a Ps. 215.4 million gain in fiscal year 2009. Fiscal 2009 includes Ps. 277.4 from our consolidation with IRSA through the Real estate business.

Agriculture and cattle raising business

Operating income (loss) from the Agriculture and cattle raising business decreased 242.2% from a Ps. 43.6 million gain in fiscal year 2008 to a Ps. 62.0 million loss in fiscal year 2009.

Crops – Local

Operating income (loss) from this segment decreased 574.9% from a Ps. 12.5 million gain in fiscal year 2008 to a Ps. 59.2 million loss in fiscal year 2009.

Crops – International

Operating income (loss) from this segment was a Ps. 4.9 million loss in fiscal year 2009.

Beef cattle

Operating income (loss) from this segment decreased 389.9% from a Ps. 2.7 million gain in fiscal year 2008 to a Ps.7.9 million loss in fiscal year 2009.

Milk

Operating income (loss) from this segment decreased 103.1% from a Ps. 2.1 million gain in fiscal year 2008 to a Ps.0.1 million loss in fiscal year 2009.

Sales of farms

Operating income (loss) from this segment decreased 91.7% from a Ps. 20.9 million gain in fiscal year 2008 to a Ps. 1.7 million loss in fiscal year 2009.

Other

Operating income (loss) from this segment increased 56.6% from a Ps. 5.4 million gain in fiscal year 2008 to a Ps.8.4 million gain in fiscal year 2009.

Real estate business

During fiscal year 2009 there was a Ps. 277.4 million gain as a result of the consolidation with IRSA through the Real estate business, of which Ps.98.3 million are from the Sales and developments segment and Ps. 179.1 million correspond to the segment Income from office rentals and services, shopping centers, hotels, consumer financing and others.

Amortization of goodwill

The amortization of goodwill was a Ps. 32.3 million gain during fiscal year 2009 (including Ps. 1.1 million from our consolidation with IRSA through the Real estate business), which corresponds mostly to the amortization of negative goodwill from the acquisition of our equity interest in IRSA for a Ps. 29.2 million gain, and a Ps. 2.1 million gain from our share in BrasilAgro.

Net financial results

We had a net financial loss of Ps. 52.3 million in fiscal year 2008, and a Ps. 44.7 million gain in fiscal year 2009 (includes a Ps.74.6 million loss as a result of our consolidation with IRSA through the Real estate business). This was primarily due to:

•

a higher loss of Ps. 58.6 million generated by net exchange differences in fiscal year 2009; fiscal 2009 includes a Ps. 137.4 million loss from the consolidation with IRSA through the Real estate business;

•	a Ps. 6.3 million gain generated by translation differences in fiscal year 2009;

•

a higher loss of Ps. 106.9 million generated by net financial interest in fiscal year 2009; fiscal 2009 includes a Ps. 100.0 million loss from the consolidation with IRSA through the Real estate business;

•

a higher gain of Ps. 32.1 million generated by the results from hedging transactions in fiscal year 2009; fiscal 2009 includes a Ps.9.4 million gain from the consolidation with IRSA through the Real estate business;

•

a higher gain of Ps. 47.5 million generated by the results from financial and other transactions in fiscal year 2009; fiscal 2009 includes a Ps. 45.4 million gain from the consolidation with IRSA through the Real estate business;

•

a Ps. 176.6 million gain generated by the results from the repurchase of Notes in fiscal year 2009; fiscal 2009 includes a Ps. 105.8 million gain from our consolidation with IRSA through the Real estate business.

Our net financial gain in fiscal year 2009 is mainly due to (i) a Ps. 176.6 million gain from the repurchase of Notes in fiscal year 2009; (ii) a Ps. 49.9 million gain from the placement of funds and other financial transactions, (iii) a Ps. 32.1 million gain mostly generated by foreign exchange futures – NDF, and (iv) a Ps. 6.3 million gain generated by translation differences during fiscal year 2009 from the consolidation with our international Agriculture and cattle raising business.

These financial gains were partially offset by (i) a Ps. 126.3 million loss generated by the negative impact of financial interest from loans and interest from the issuance of Notes of the Real estate business, and (ii) a Ps.89.1 million loss from net exchange differences, mainly as a result of a consolidated liability position in U.S. dollars from the issuance of Notes of the Real estate business, partially offset by an asset position in foreign currency of the Agriculture and cattle raising business generated by the proceeds of a capital increase during the previous fiscal year. It should be pointed out that the average exchange rate increased 25.7%, from $/US$ 3.005 at the end of fiscal 2008 to $/US$ 3.777 at the end of fiscal 2009.

Gain (loss) on equity investees

Gain on our equity investees increased 28.1%, from Ps. 38.4 million in fiscal year 2008 to Ps. 49.2 million in fiscal year 2009 (including a Ps.90.2 million gain from our consolidation with IRSA through the Real estate business). This was primarily due to:

•

a decrease of Ps.74.3 million in fiscal year 2009 with respect to our investment in IRSA Inversiones y Representaciones S.A. The result from our investment in IRSA was a Ps. 42.8 million loss during the first quarter of fiscal 2009 (including the amortization of higher values generated by the business combination). As from October 1, 2008, the company acquired the controlling interest of IRSA and, accordingly, since that date our financial statements are presented in consolidated form with IRSA’s. The result from our investment in fiscal 2008 was a Ps. 31.5 million gain (including the amortization of higher values generated by the business combination and the amortization of goodwill);

•

a decrease of Ps. 1.2 million in fiscal year 2009 with respect to our equity interest in BrasilAgro. The result from our investment in BrasilAgro was a Ps. 3.1 million gain for fiscal year 2008, compared to a Ps. 1.8 million gain for fiscal year 2009;

•

a decrease of Ps. 3.8 million in fiscal year 2009 with respect to our equity interest in Agro-Uranga S.A. and Cactus Argentina S.A. The result from our investment in these companies was a Ps. 3.9 million gain for fiscal year 2008, compared to a Ps.0.1 million gain for fiscal year 2009.

Other income and expenses, net

Other income and expenses, net, represented a net expense of Ps. 4.1 million and Ps. 16.5 million in fiscal years 2008 and 2009, respectively. Fiscal 2009 includes a Ps.7.5 million loss as a result of the consolidation with IRSA through the Real estate business. These results were mainly due to the negative impact from the tax on personal assets payable by the Company on behalf of its shareholders as required under Argentine legislation.

Management fee

Under the consulting agreement entered into with Consultores Assets Management S.A., we pay a fee equal to 10% of our net income for agricultural advisory services and other management services. The fees amounted to Ps. 2.2 million and Ps. 13.6 million in the fiscal years 2008 and 2009, respectively.

Income tax

Our income tax expense was Ps.0.3 million in fiscal year 2008 and Ps.92.7 million in fiscal year 2009, of which Ps.82.8 million result from our consolidation with IRSA through the Real estate business. We recognize our income tax expense on the basis of the deferred tax liability method, thus recognizing temporary differences between accounting and tax assets and liabilities measurements. The main temporary differences for the Agriculture and cattle raising business derive from valuation of cattle stock and fixed assets sale and replacement, while those corresponding to the Real estate business derive from the sale and replacement of fixed assets.

For purposes of determining the deferred assets and liabilities, the tax rate expected to be in force at the time of their reversion or use, according to the legal provisions enacted as of the date of issuance of these financial statements (35%), has been applied to the identified temporary differences and tax losses.

Minority interest

Our minority interest was a Ps.0.3 million loss for fiscal year 2008 and a Ps.94.2 million loss for fiscal year 2009. Our minority interest during the current fiscal year includes a Ps. 5.9 million gain from our consolidation with IRSA through the Real estate business.

Net income

Due to the above mentioned issues, our net income increased 443.0%, from Ps. 22.9 million for fiscal year 2008 to Ps. 124.6 million in fiscal year 2009.

OTHER SIGNIFICANT AGREEMENTS

Service sharing agreement entered into with IRSA and APSA

In view of the fact that our Company, IRSA and APSA have operating areas with certain similarities, the Board of Directors deemed it appropriate to implement alternative initiatives aimed at reducing certain fixed costs in activities in order to reduce their impact on operating results, thereby taking advantage of and optimizing individual efficiencies of each company in the different areas of operations management.

As a result, on June 30, 2004 the companies entered into a Framework Agreement for the Exchange of Corporate Services between IRSA and APSA, which was amended on August 23, 2007. On August 15, 2008, the parties entered into the Second Shared Services Agreement among the Company, IRSA and APSA. At present, this agreement includes the following areas for purposes of the exchange of services: Human Resources, Finance, Institutional Relations, Administration and Control, Systems and Technology, Insurance, Purchases and Procurement, Messenger Services, Contracts, Technical, Infrastructure and Services, Internal Audit, Planning and Development, Development of Works, Real Estate, Hotels and Tourism, and Risks and Processes. This Agreement for the exchange of Corporate Services does not fall under the provisions of section 73 of Decree 677/01.

The exchange of services consists in the provision of services for value in relation to any of the above mentioned areas, carried out by one or more of the parties on behalf of the other party or parties, invoiced and payable primarily through offsetting based on the provision of services in any such areas, and secondarily in cash, in case of a difference in value of the services provided.

Under this agreement, the companies have hired an external consulting company to review and evaluate on a six-month basis the criteria used in the settlement of corporate services, as well as the bases of distribution and supporting documentation used in the process, to be reflected in a report prepared for each six-month period.

In the future, and in order to follow the policy of making the most efficient distribution of corporate resources among the different areas, this agreement may be extended to other areas shared by the Company with IRSA and APSA.

It should be noted that, notwithstanding this procedure, IRSA, Cresud and APSA maintain total independence in their strategic and commercial decisions, and that the allocation of costs and income is performed based on operating efficiency and equity principles, without pursuing individual economic benefits for the companies. The implementation of this project does not impair the identification of the economic transactions or services involved, or the effectiveness of internal control systems or internal and external audit work of each company, or the disclosure of the transactions subject to the Agreement in accordance with Technical Resolution No. 21 of the FACPCE. In addition, Alejandro Gustavo Elsztain is the General Coordinator while the operation and implementation are the responsibility of Daniel E. Mellincovsky on behalf of our Company, Cedric Bridger on behalf of IRSA, and Abraham Perelman on behalf of APSA, all of which are members of the Audit Committees of their respective companies.

Compliance with current environmental regulations

One of the Company’s permanent goals is the sustainable development of its business in compliance with current environmental regulations.

PROSPECTS FOR NEXT YEAR

Prospective national and international economic conditions place the agricultural and livestock sector and our Company in a favorable position to seize new opportunities in the market.

Prospects for the coming year are favorable for agricultural and livestock production. We believe that there should be some improvement not only in weather conditions but also in the relationship between the costs of raw materials and the prices of our products as a result of the recent depreciation of the peso against other currencies and the readjustment of the costs of raw materials and farm leases in response to the current situation.

We will continue with our strategy to supplement agricultural activities in our own farms with agricultural activities in leased farms and farms under concession. In this way we seek to reduce risks and dilute production costs while further increasing agricultural production to take advantage of the better prospects for the coming season. We intend to have a sown area of 130,000 hectares in Argentina, Bolivia and Paraguay and over 40,000 hectares in Brazil through our subsidiary BrasilAgro.

In connection with our cattle beef business, our strategy for next year is to continue to increase production through the addition of hectares in operation at “Los Pozos” farm and to focus on vertical integration.

Regarding the development of marginal areas, we will continue with the development of our “Los Pozos” farm by incorporating additional land devoted to agricultural and principally beef cattle production, where we will add a further 10,000 hectares by the end of next fiscal year, reaching 57,000 hectares in production. We also plan to continue with the development in Paraguay by completing 8,000 hectares developed and ready to be sown by the end of next fiscal year.

Following with our regional expansion strategy, we continue to analyze new alternatives of investment in other Latin American countries which have soil, weather and infrastructure conditions suited to agricultural development. For this purpose, we have surveyed over 3.5 million hectares in the region through various due diligence processes. We believe that an attractive opportunity exists to acquire and develop agricultural properties outside Argentina, and our objective is to replicate our business model in such countries. We aim at developing a regional portfolio with major appreciation potential.

The prospects for the agribusiness sector are highly appealing. We believe that companies such as Cresud, with a long track record and deep knowledge of the sector, will have an excellent chance to seize the best opportunities in the market.

BOARD OF DIRECTORS AND SENIOR MANAGEMENT

a) Directors, Alternate Directors and Senior Management

Our Company is managed by a board of directors, which consists of ten directors and five alternate directors. Each director and alternate director is elected by our shareholders at an annual ordinary meeting of shareholders for a three-year term, provided, however, that only one third of the board of directors is elected each year. The directors and alternate directors may be re-elected to serve on the board any number of times. There are no arrangements or understandings pursuant to which any director or person from senior managements is selected.

Our current board of directors was elected at shareholders’ meetings held on October 31, 2006, October 10, 2007 and October 31, 2008, for terms expiring in the years 2009, 2010 and 2011, respectively.

Our current directors are as follows:

Directors (1) (2)	Date of Birth	Position in Cresud	Term Expires (3)	Date of Current Appointment	Current Position Held Since
Eduardo S. Elsztain	01/26/1960	Chairman	06/30/11	10/31/08	1994
Saúl Zang	12/30/1945	First vice-chairman	06/30/11	10/31/08	1994
Alejandro G. Elsztain	03/31/1966	Second vice-chairman and CEO	06/30/10	10/10/07	1994
Gabriel A.G. Reznik	11/18/1958	Director	06/30/09	10/31/06	2003
Jorge Oscar Fernández	01/08/1939	Director	06/30/09	10/31/06	2003
Fernando A. Elsztain	01/04/1961	Director	06/30/10	10/10/07	2004
David A. Perednik	11/15/1957	Director and chief administrative officer	06/30/10	10/10/07	2004
Pedro Damaso Labaqui Palacio	02/22/1943	Director	06/30/09	10/31/06	2006
Daniel E. Mellincovsky	01/17/1948	Director	06/30/11	10/31/08	2008
Alejandro G. Casaretto	10/15/1952	Director	06/30/11	10/31/08	2008
Salvador D. Bergel	04/17/1932	Alternate director	06/30/11	10/31/08	1996
Juan C. Quintana Terán	06/11/1937	Alternate director	06/30/11	10/31/08	1994
Gastón A. Lernoud	06/04/1968	Alternate director	06/30/11	10/31/08	1999
Enrique Antonini	03/16/1950	Alternate director	06/30/10	10/10/07	2007
Eduardo Kalpakian	03/03/1964	Alternate director	06/30/10	10/10/07	2007

(1)	The business address of our management is Cresud S.A.C.I.F.I. y A., Moreno 877, 23rd Floor, (C1091AAQ) Buenos Aires, Argentina.

(2)	On May 22, 2009, the Company’s board of directors accepted the resignation submitted by Ms. Clarisa Diana Lifsic to her position as director.

(3)	Term expires at the annual ordinary shareholders’ meeting.

Jorge Oscar Fernández, Pedro Damaso Labaqui Palacio, Daniel Elias Mellicovsky, Enrique Antonini and Eduardo Kalpakian qualify as independent directors, in accordance with Comisión Nacional de Valores’ Resolution N° 400/2002.

The following is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business for more than twenty years. He is the chairman of the board of directors of Alto Palermo, IRSA, Consultores Assets Management S.A., Cresud S.A.C.I.F. y A. (“Cresud”), BACS Banco de Crédito & Securitización S.A. (“BACS”), and Banco Hipotecario S.A., among other companies. He is also vice-chairman of the board of directors of E-Commerce Latina S.A. and director of BrasilAgro and Hersha Hospitality Trust. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from University of Buenos Aires (Universidad de Buenos Aires). He is a member of the International Bar Association and the Inter-American Federation of Lawyers (Federación Interamericana de Abogados). He is a founding member of the law firm Zang, Bergel & Viñes. He is also first vice-chairman of the board of directors of IRSA and Shopping Alto Palermo S.A., and vice-chairman of Alto Palermo, Puerto Retiro and Fibesa; and director of Banco Hipotecario, Nuevas Fronteras S.A., Tarshop and Palermo Invest S.A.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from University of Buenos Aires (Universidad de Buenos Aires). He is chairman of Inversiones Ganaderas S.A. and Cactus Argentina. He is also second vice-chairman of IRSA and executive vice-chairman of Alto Palermo and Shopping Alto Palermo S.A. He is a member of the board of directors of Futuros y Opciones S.A. Mr. Alejandro G. Elsztain is the brother of our chairman, Eduardo S. Elsztain, and cousin of Fernando A. Elsztain.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in Civil Engineering from University of Buenos Aires (Universidad de Buenos Aires). He worked for IRSA since 1992 until May 2005 at which time he resigned. He formerly worked for an independent construction company in Argentina. He is an alternate director of Puerto Retiro S.A., Tarshop S.A. and Fibesa, as well as member of the board of Banco Hipotecario, among others.

Jorge Oscar Fernández. Mr. Fernández obtained a degree in Economic Sciences from University of Buenos Aires (Universidad de Buenos Aires). He has performed management functions at several banks, financial corporations, insurance firms and other companies related to financial services. He is also involved in many industrial and commercial entities and companies.

Fernando A. Elsztain. Mr. Elsztain studied architecture at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business as a consultant and as managing officer of a real estate company. He is chairman of the board of directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of IRSA, Alto Palermo, Shopping Alto Palermo, Hoteles Argentinos and Tarshop and alternate director of Banco Hipotecario and Puerto Retiro. He is the cousin of our chief executive officer Alejandro Elsztain and of our chairman Eduardo S. Elsztain.

Pedro Damaso Labaqui Palacio. Mr. Labaqui obtained a law degree from University of Buenos Aires (Universidad de Buenos Aires). He is also a Director of Bapro Medios de Pago S.A., Permanent Syndic of Bayfe S.A. Fondos Comunes de Inversión, director and member of the Supervisory Committee of J. Minetti S.A., and director of REM Sociedad de Bolsa S.A.

David A. Perednik. Mr. Perednik obtained a degree in accounting from University of Buenos Aires (Universidad de Buenos Aires). He has worked for several companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he worked as Financial Manager from 1986 to 1997. He also worked as a Senior Consultant in the administration and systems department of Deloitte & Touche from 1983 to 1986. He is also chief administrative officer of IRSA and Alto Palermo.

Daniel E. Mellincovsky. Mr. Mellincovsky obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He has been director in several companies of the agro industrial and food distribution sectors. He has also been director at financial entities and hotel businesses.

Alejandro Casaretto. Mr. Casaretto obtained a degree in agriculture from University of Buenos Aires (Universidad de Buenos Aires). He has been working as our Technical Manager, a farm manager and has been a technical coordinator since 1975.

Salvador D. Bergel. Mr. Bergel obtained a law degree and a PhD from Litoral University (Universidad Nacional del Litoral). He is a founding partner of Zang, Bergel & Viñes and a consultant at Repsol YPF S.A. He is also an alternate director of IRSA and Alto Palermo.

Juan C. Quintana Terán. Mr. Quintana Terán obtained a law degree from University of Buenos Aires (Universidad de Buenos Aires). He is also a consultant at Zang, Bergel & Viñes law firm. He has been chairman and Judge of the National Commercial Court of Appeals of the City of Buenos Aires (Cámara Nacional de Apelaciones en lo Comercial). He is an alternate director of IRSA and Alto Palermo.

Gastón Armando Lernoud. Mr. Lernoud obtained a law degree from El Salvador University (Universidad del Salvador) in 1992. He obtained a Masters degree in Corporate Law in 1996 from Palermo University (Universidad de Palermo). He was a senior associate of the Zang, Bergel & Viñes law firm until June 2002, when he joined our in-house legal team.

Enrique Antonini. Mr. Antonini holds a degree in law from the University of Buenos Aires. He is currently a member of the board of directors of Banco Mariva S.A. (since 1992), Mariva Bursátil S.A. (since 1997). He also served as a director of IRSA from 1993 to 2002. He is a member of the Argentine Banking Lawyers Committee (Comité de Abogados de Bancos de la República Argentina) and the International Bar Association.

Eduardo Kalpakian. Mr. Kalpakian holds a degree in business administration from the University of Belgrano (Universidad de Belgrano). He has also an MBA from the CEMA University of Argentina. He has been a director for 25 years of Kalpakian Hnos. S.A.C.I., a leading carpet manufacturer and flooring distributor in Argentina, and is currently vice-chairman of the board and CEO. He is also vice-chairman of the board of La Dormida S.A.A.C.E I.

Employment contracts with our directors and certain senior managers

We do not have written contracts with our directors. However, Messrs. Eduardo Elsztain, Saúl Zang, Alejandro Elsztain, Fernando Elsztain, David Perednik and Alejandro Casaretto are employed by us under the Labor Contract Law No. 20,744. Alejandro Bartolomé and Carlos Blousson, senior managers of our Company, are also subject to the above mentioned Law.

Law No. 20,744 governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, minimum age requirements, protection of young workers and suspension and termination of the contract.

Management

Appointment of Senior Management

Our board of directors appoints and removes the senior management. Senior management performs its duties in accordance with the instructions of our board of directors. There are no arrangements by which a person is selected as a member of our senior management.

Information on Senior Management

The following table shows information about our current senior managers:

Name	Date of Birth	Position	Current Position Held Since
Alejandro G. Elsztain	03/31/1966	CEO	1994
Alejandro Bartolomé	12/09/1954	Chief Executive Officer of the Argentine Operation	2008
Carlos Blousson	09/21/1963	Chief Executive Officer of the International Operation (Paraguay/ Bolivia/ Uruguay)	2008
Alejandro Casaretto	10/15/1952	Regional Manager of Agricultural Real Estate	2008
Gabriel Blasi	11/22/1960	Chief Financial Officer	2004
David A. Perednik	11/15/1957	Chief Administrative Officer	1997

The following is a biographical description of each of our senior managers who are not directors:

Alejandro Bartolomé. Mr. Bartolomé obtained a degree in agriculture from University of Buenos Aires (Universidad de Buenos Aires) and a Master’s degree in Animal Production from University of Reading (England). He was treasurer of CREA Monte Buey Inriville and coordinator of the Dairy Group Santa Emilia from 1993 until 1996. He also worked as a farm manager and was associated to a farm management company called Administración Abelenda, Magrane, Anchorena.

Carlos Blousson. Mr. Blousson obtained a degree in agriculture from University of Buenos Aires (Universidad de Buenos Aires). He has been working as our Sales Manager since 1996. Prior to joining Cresud, he worked as a futures and options operator at Vanexva Bursátil –Sociedad de Bolsa. Previously, he worked as a farm manager and a technical advisor at Leucon S.A.

Gabriel Blasi. Mr. Blasi obtained a business administration degree and carried out post graduate studies in Finance at CEMA University (Universidad del CEMA, Centro de Estudios Macroeconómicos Argentinos) and at IAE, Austral University (IAE, Universidad Austral). He developed his career in the Investment Banking and Capital Markets areas at banks such as Citibank and Banco Río (BSCH). Prior to joining the group, he was Finance Director at Carrefour Argentina Group and Goyaique SACIFIA (Perez Companc Group). Currently, he serves as chief financial officer of IRSA and Alto Palermo.

Supervisory Committee

Our Supervisory Committee is responsible for reviewing and supervising our administration and affairs, and verifying compliance with the bylaws and the decisions adopted at shareholders’ meetings. The members of the Supervisory Committee are appointed at the annual general ordinary shareholders’ meeting for a term of one year. The Supervisory Committee is composed of three members and three alternate members.

The following table shows information about the members of our Supervisory Committee, who were elected at the annual general ordinary shareholders’ meeting which was held on October 31, 2008:

Member	Date of Birth (m/d/y)	Position
José Daniel Abelovich	07/20/1956	Member
Marcelo Héctor Fuxman	11/30/1955	Member
Roberto Murmis	04/07/1959	Member
Alicia Rigueira	12/02/1951	Alternate member
Sergio Kolaczyk	11/28/1964	Alternate member
Silvia Cecilia de Feo	10/07/1958	Alternate member

All members of the supervisory committee qualify as independent, in accordance with Comisión Nacional de Valores’ Resolution N° 400/2002.

Set forth below is a brief biographical description of each member of our Supervisory Committee:

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a founding member and partner of Abelovich, Polano & Asociados S.R.L. / Nexia International, a public accounting firm in Argentina. Formerly, he was a manager of Harteneck, López y Cía. / Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the Supervisory Committees of IRSA, Alto Palermo, Shopping Alto Palermo, Hoteles Argentinos, Inversora Bolívar and Banco Hipotecario S.A.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a partner of Abelovich, Polano & Asociados S.R.L. / Nexia International, a public accounting firm in Argentina. He is also a member of the Supervisory Committee of IRSA, Alto Palermo, Shopping Alto Palermo, Inversora Bolívar and Banco Hipotecario S.A.

Roberto Murmis. Mr. Murmis holds a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). Mr. Murmis is a partner at Abelovich, Polano & Asociados S.R.L. / Nexia International. Mr. Murmis worked as an advisor to the Secretariat of Public Revenue (Secretaría de Ingresos Públicos) of the Argentine Ministry of Economy. Furthermore, he is a member of the Supervisory Committee of IRSA, Shopping Alto Palermo, Futuros y Opciones S.A. and Llao Llao Resorts S.A.

Alicia Graciela Rigueira. Mrs. Rigueira holds a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). Since 1998 she has been a manager at Abelovich, Polano & Asociados S.R.L. / Nexia International. From 1974 to 1998, Mrs. Rigueira performed several functions at Harteneck, López y Cía., affiliated with Coopers & Lybrand. Mrs. Rigueira lectured at the School of Economic Sciences of the University of Lomas de Zamora (Universidad de Lomas de Zamora).

Sergio Leonardo Kolaczyk. Mr. Kolaczyk obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a professional of Abelovich, Polano & Asociados S.R.L. / Nexia International. He is also an alternate member of the Supervisory Committee of Alto Palermo and IRSA.

Silvia De Feo. Mrs. De Feo obtained a degree in accounting from the University of Belgrano (Universidad de Belgrano). She is a manager at Abelovich, Polano & Asociados S.R.L. / Nexia International, an accounting firm in Argentina, and former manager at Harteneck, López y Cía. / Coopers & Lybrand. She is also a member of the Supervisory Committees of IRSA, Shopping Alto Palermo, Inversora Bolivar and Baldovinos S.A.

Audit Committee

Management uses the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Report”) to assess effectiveness of internal control over financial reporting.

The COSO Report sets forth that internal control is a process, effected by an entity’s board of directors, management and other personnel, designed to provide reasonable assurance regarding the achievement of the entity’s objectives in the following categories:

•	Effectiveness and efficiency of operations

•	Reliability of financial reporting

•	Compliance with applicable laws and regulations

Based on the above, a company’s internal control system involves all levels of the company actively involved in exercising control:

•	the board of directors, by establishing the objectives, principles and values, setting the tone at the top and making the overall assessment of results;

•

the management of each area is responsible for internal control in relation to objectives and activities of the relevant area, i.e. the implementation of policies and procedures to achieve the results of the area and, therefore, those of the entity as a whole;

•	the other personnel plays a role in exercising control, by generating information used in the control system or taking action to ensure control.

In accordance with the Regime of Transparency in Public Offerings provided by Decree No. 677/01, the regulations of the Comisión Nacional de Valores and Resolutions No. 400 and 402 of the Comisión Nacional de Valores, our board of directors established an audit committee which would focus on assisting the board in exercising its duty of care, compliance with disclosure requirements, the enforcement of accounting policies, management of our business risks, the management of our internal control systems, ethical conduct of our businesses, monitoring the sufficiency of our financial statements, our compliance with the laws, independence and capacity of independent auditors and performance of audit duties both by our company and our external auditors.

On November 3, 2008, our board of directors appointed Jorge Oscar Fernández, Pedro Damaso Labaqui Palacio, and Daniel Elías Mellicovsky, all of them independent members, as members of the audit committee. The board of directors named Jorge Oscar Fernández as the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standards provided in Rule 10(A)-3(b)(1).

b) Compensation

Compensation of directors

Under Argentine law, if the compensation of the members of the board of directors is not established in the by-laws of the company, it should be determined by the shareholders’ meeting. The maximum amount of total compensation to the members of the board of directors, including compensation for technical or administrative permanent activities, cannot exceed 25% of the earnings of the company. That amount should be limited to 5% when there is no distribution of dividends to shareholders, and will be increased proportionally to the distribution. When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders’ meeting may approve compensation in excess of the above-mentioned limits.

The compensation of our directors for each fiscal year is determined pursuant to Argentine law, and taking into consideration whether the directors performed technical or administrative activities and our fiscal year’s results. Once the amount is determined, they are considered at the shareholders’ meeting.

At our shareholders meeting held on October 31, 2008 the shareholders approved an aggregate remuneration of Ps. 2.4 million for all of our directors for the fiscal year ended June 30, 2008. At the end of the current fiscal year, the above mentioned remuneration was paid in full.

Compensation of Supervisory Committee

The shareholders meeting held on October 31, 2008 further approved by majority vote not to pay any remuneration to our Supervisory Committee.

Compensation of Senior Management

Our senior management is paid a fixed amount established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our results.

The total and aggregate compensation of our senior management for the fiscal year ended June 30, 2009 was Ps. 4.9 million.

Compensation of the Audit Committee

The members of our Audit Committee do not receive additional compensation other than that received for their services as members of our board of directors.

Compensation plan for executive management

Cresud is currently developing a special compensation plan for our key managers (the “Plan”) by means of contributions to be made by the employees and us.

Such Plan is directed to certain selected employees and aims to retain them by increasing their total compensation package. It is granted to those who have met certain conditions. Participation and contributions under the Plan are voluntary. Once the invitation to participate has been accepted by the employee (the “Participant”), he/she is required to make two kinds of contributions: monthly contributions (salary based) and extraordinary contribution (annual bonus based). The suggested contribution to be made by Participants is: up to 2.5% of their monthly salary and up to 15.0% of their annual bonus.

Our contribution will be 200% of the employees´ monthly contributions and 300% of the extraordinary employees’ contributions.

The funds as a result of the Participants’ contributions are transferred to a special independent financial vehicle created in Argentina as an Investment Fund approved by the Comisión Nacional de Valores. Such funds are freely redeemable upon request of the Participants.

Contributions made by us under the Plan are transferred to another separate and independent financial vehicle.

Participants or their assignees, as the case may be, will have access to 100% of the benefits of the Plan (that is, our contributions made on the Participants’ behalf to the specially created financial vehicle) under the following circumstances:

•	ordinary retirement in accordance with applicable labor regulations;

•	total or permanent incapacity or disability; and

•	death.

In case of resignation or termination without good cause, the Participant may redeem the amounts contributed by us only if he or she has participated in the Plan for at least 5 years.

As of June 30, 2009, the Company made contributions to the Plan for Ps. 2.9 million.

DIVIDENDS AND DIVIDEND POLICY

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is valid only if they result from net and realized earnings of the company pursuant to annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

In accordance with Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

•	5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

•	a certain amount determined at a shareholders’ meeting is allocated to compensation of our directors and the members of our supervisory committee; and

•	additional amounts are allocated for the payment of dividends or to optional reserve funds, or to establish reserves for whatever other purpose our shareholders determine.

The following table sets forth the dividend payout ratio and the amount of dividends paid on each fully paid common share for the mentioned years. Amounts in Pesos are presented in historical, non-inflation adjusted Pesos as of the respective payment dates.

Year	Total Dividend	Dividend per Common Share (1)
	(millions of Pesos)	(Pesos)
1996	—	—
1997	—	—
1998	3.8	0.099
1999	11.0	0.092
2000	1.3	0.011
2001	8.0	0.030
2002	—	—
2003	1.5	0.012
2004	3.0	0.020
2005	10.0	0.059
2006	5.5	0.024
2007	8.3	0.026
2008	20.0	0.040

(1)	Corresponds to per share payments. To calculate the dividend paid per ADS, the payment per share should be multiplied by ten. Amounts in Pesos are presented in historical Pesos as of the respective payment date.

Future dividends with respect to our common shares, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our shareholders at a general shareholders’ meeting may deem relevant. As a result, we cannot give you any assurance that we will pay any dividends at any time in the future.

As of the date hereof, the board of directors continues to evaluate the proposal to be submitted to the shareholders’ meeting on dividend distribution.

MARKET INFORMATION

Our common shares are traded in Argentina on the Buenos Aires Stock Exchange, under the trading symbol “CRES”. Since March 1997, our ADSs, each representing 10 common shares, are listed on the NASDAQ under the trading symbol “CRESY”. The Bank of New York is the depositary with respect to the ADSs.

The table below shows the high and low daily closing prices of our common shares in Pesos and the quarterly trading volume of our shares on the Buenos Aires Stock Exchange for the first quarter of 2003 through June 2009. The table also shows the high and low daily closing prices of our ADSs in U.S. dollars and the quarterly trading volume of our ADSs on the NASDAQ for the first quarter of 2003 through June 2009. Each ADS represents ten common shares.

	Buenos Aires Stock Exchange			NASDAQ
		Ps. per Share			US$ per ADS
	Share Volume	High	Low	ADS Volume	High	Low
Fiscal Year 2003
1st Quarter	9,390,116	2.43	1.47	1,506,964	6.52	3.99
2nd Quarter	2,924,294	2.35	1.70	1,030,157	6.08	4.48
3rd Quarter	4,101,037	2.72	1.70	3,279,484	8.40	5.06
4th Quarter	3,915,643	2.66	2.04	1,899,432	9.73	6.62
Annual	20,331,090	2.02	2.04	7,716,037	9.73	3.99
Fiscal Year 2004
1st Quarter	4,037,206	2.65	2.24	2,491,280	9.29	7.74
2nd Quarter	2,789,601	4.40	2.58	11,026,601	14.91	9.04
3rd Quarter	7,309,323	3.86	2.84	8,085,500	12.49	10.06
4th Quarter	3,572,063	3.52	2.54	4,892,233	12.54	8.38
Annual	17,708,183	4.40	2.84	26,495,614	14.91	7.74
Fiscal Year 2005
1st Quarter	1,827,036	3.62	2.94	2,433,951	12.22	9.81
2nd Quarter	1,452,712	4.37	3.41	4,400,896	14.99	11.23
3rd Quarter	1,355,908	4.91	3.79	10,671,890	16.87	12.93
4th Quarter	4,597,793	4.03	2.88	7,392,284	13.74	9.78
Annual	9,233,449	4.91	2.88	24,899,021	16.87	9.78
Fiscal Year 2006
1st Quarter	3,968,113	4.03	3.19	5,448,497	13.97	11.10
2nd Quarter	4,915,037	3.93	3.10	5,316,532	13.71	10.12
3rd Quarter	4,582,691	4.38	3.22	8,431,362	14.44	10.42
4th Quarter	4,003,720	5.73	3.73	17,830,919	19.45	12.10
Annual	17,469,361	5.73	3.10	37,027,310	19.45	10.12
Fiscal Year 2007
1st Quarter	1,812,774	4.68	3.90	5,288,618	15.43	12.42
2nd Quarter	1,793,537	5.30	4.35	9,816,001	17.53	14.23
3rd Quarter	3,439,865	6.73	5.06	9,712,198	22.08	16.58
4th Quarter	13,792,055	7.37	6.12	7,522,056	24.28	19.81
Annual	20,838,231	7.37	3.90	32,338,873	24.28	12.42
Fiscal Year 2008
1st Quarter	3,129,519	6.87	5.43	8,713,926	21.71	16.25
2nd Quarter	4,255,009	7.45	5.43	8,618,274	23.76	17.14
3rd Quarter	11,565,947	5.84	4.53	12,236,895	18.84	13.99
4th Quarter	8,008,908	5.43	4.71	11,790,596	16.98	14.48
Annual	26,959,383	7.45	4.53	41,359,691	23.76	13.99
Fiscal Year 2009
1st Quarter	3,832,884	4.66	3.25	9,269,938	14.8	10.50
2nd Quarter	4,532,498	3.41	1.73	16,198,697	10.69	4.67
3rd Quarter	1,378,325	3.25	2.40	8,122,339	9.11	6.38
4th Quarter	3,117,046	4.30	2.68	8,690,362	11.03	7.16

	Buenos Aires Stock Exchange			NASDAQ
	Share Volume	Ps. per Share		ADS Volume	US$ per ADS
		High	Low		High	Low
Annual	12,890,753	4.66	1.73	42,281,336	14.80	4.67
January 2009	383,871	3.25	2.64	2,004,116	9.11	7.46
February 2009	362,846	2.92	2.65	3,356,318	8.15	7.14
March 2009	631,608	2.87	2.40	2,761,905	7.56	6.38
April 2009	924,735	3.07	2.68	2,870,237	8.08	7.16
May 2009	1,318,701	3.65	3.25	3,216,973	9.62	8.10
June 2009	873,610	4.30	3.57	2,603,152	11.03	9.05

Source: Bloomberg

As of June 30, 2009, ADRs evidencing 47,153,692 ADSs were outstanding (equivalent to 471,536,916 common shares or 94.0% of the total number of issued common shares).

Cresud Sociedad Anonima

Comercial, Inmobiliaria, Financiera

y Agropecuaria

Free translation from the original prepared in Spanish for

the publication in Argentina

Consolidated Financial Statements

for the fiscal years ended

June 30, 2009 and 2008

Cresud Sociedad Anonima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year No. 75 started on July 1, 2008

Financial Statements for the fiscal year ended June 30, 2009

In comparative format with previous fiscal year (Note 1- Consolidated Statements)

(in thousands of pesos)

Legal Address:	Moreno 877, 23rd Floor
Ciudad Autónoma de Buenos Aires

Principal Activity:	Agriculture, livestock and real-estate

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Free translation from the original prepared in spanish

for publication in Argentina

Of the by-laws:	February 19, 1937

Of the latest amendment:	July 28, 2008

Duration of the Company:	June 6, 2082

Information on controlled companies in Note 2 to the Consolidated Financial Statements

CAPITAL STATUS (Note 3 of basic financial statements)

SHARES

Type of stock	Authorized	Subscribed	Paid-in
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,538,610	501,538,610	501,538,610

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Balance Sheet as of June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

	June 30, 2009 (Notes 1, and 2)	June 30, 2008 (Notes 1, and 2)
ASSETS
Current Assets
Cash and banks (Note 4.a.)	82,459	47,795
Investments (Note 4.b.)	345,541	485,292
Trade accounts receivable, net (Note 4.c.)	303,095	41,982
Other receivables (Note 4.d.)	287,363	49,201
Inventories (Note 4.e.)	139,197	111,525
Other assets (Note 4.f.)	—	1,070

Total Current Assets	1,157,655	736,865

Non-Current Assets
Trade accounts receivable (Note 4.c.)	9,230	7,049
Other receivables (Note 4.d.)	242,592	34,316
Inventories (Note 4.e.)	251,529	76,113
Investments on controlled and related companies (Note 4.b.)	1,337,390	1,132,624
Other investments (Note 4.b.)	21,215	111
Property and Equipment, net (Note 4.g.)	3,309,998	266,616

Intangible assets, net (Note 4.h.)	55,187	22,829

Subtotal Non-Current Assets	5,227,141	1,539,658

Goodwill (Note 4.i.)	(408,740)	(206,763)

Total Non-Current Assets	4,818,401	1,332,895

Total Assets	5,976,056	2,069,760

	June 30, 2009 (Notes 1, and 2)	June 30, 2008 (Notes 1 and 2)
LIABILITIES
Current Liabilities
Trade accounts payable (Note 4.j.)	339,894	48,467
Mortgages payable (Note 4.k.)	1,930	—
Short-term debt (Note 4.l.)	536,888	195,600
Salaries and social security payable (Note 4.m.)	41,754	6,409
Taxes payable (Note 4.n.)	155,952	10,325
Advances from customers (Note 4.o.)	97,386	—

Other liabilities (Note 4.p)	136,057	1,547

Provisions for lawsuits and contingencies (Note 4.q.)	4,051	—

Total Current Liabilities	1,313,912	262,348

Non-Current Liabilities
Trade accounts payable (Note 4.j.)	89,193	—
Advances from customers (Note 4.o.)	150,357	—
Long-term debt (Note 4.l.)	866,700	—
Taxes payable (Note 4.n.)	224,529	41,818
Other liabilities (Note 4.p.)	76,676	293
Provisions for lawsuits and contingencies (Note 4.q.)	5,823	1,803

Total Non-Current Liabilities	1,413,278	43,914

Total Liabilities	2,727,190	306,262

Minority interest	1,435,982	1,160

SHAREHOLDERS’ EQUITY	1,812,884	1,762,338

Total Liabilities and Shareholders’ Equity	5,976,056	2,069,760

The accompanying notes are an integral part of the consolidated financial statements

Saúl Zang Vice-president I Acting as President

Cresud Sociedad Anonima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Income

For the fiscal years beginning on July 1, 2008 and 2007

and ended June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

	June 30, 2009	June 30, 2008
Agricultural production income (Note 6)	172,512	159,821
Cost of agricultural production (Note 6)	(210,443)	(115,750)

Production Profit – Agricultural	(37,931)	44,071

Sales - crops, beef cattle, milk and others (Note 6)	237,424	162,581
Sales of farm (Note 6)	1,959	23,020
Cost of sales - crops, beef cattle, milk and others (Note 6)	(204,732)	(140,996)
Cost of farms (Note 6)	(94)	(3,006)

Sales profit - Agricultural business	34,557	41,599

Sales and development of properties (Note 6)	278,107	—
Income from lease and service of offices, shopping centers, hotels, consumer financing and others (Note 6)	737,173	—
Cost of sales and development of properties (Note 6)	(170,529)	—
Cost of lease and service offices, shopping centers, hotels, consumer financing and others (Note 6)	(265,394)	—

Sales profit – Real estate business	579,357	—

Gross (loss) profit - Agricultural business	(3,374)	85,670

Gross profit - Real estate business	579,357	—

Gross profit	575,983	85,670

Selling expenses	(212,482)	(14,497)
Administrative expenses	(134,664)	(26,104)
Unrealized gain – on farm held for sale	9,237	886
Unrealized loss on inventories (Note 4.r)	(408)	(2,343)
Net income from retained interest in securitized receivables of Tarjeta Shopping	(22,263)	—

Operating gain	215,403	43,612

Amortization of negative goodwill	32,344	—
Financial results
Generated by assets:
Exchange gains (losses) and discounts	84,579	(32,490)
Conversion differences	6,250	—
Interest income	13,664	4,440
Gain on hedging operations	32,104	—
Tax on bank account operations	(4,683)	(4,518)
Interests of acquired convertible notes	—	(387)
Loss on financial operations	51,410	2,746
Others	(150)	23

Subtotal	183,174	(30,186)

Generated by liabilities:
Interest paid	(93)	—
Loans and convertible notes	(139,847)	(23,416)
Net gain from repurchase of non-convertible notes (Note 14)	176,566	—
Others	(1,469)	(663)
Exchange loss and discounts	(173,675)	1,997

Subtotal	(138,518)	(22,082)

Financial results, net	44,656	(52,268)

Gain on equity investees	49,194	38,417
Other income and expenses (Note 4.s)	(16,448)	(4,092)
Management fee	(13,641)	(2,171)

Net income before income tax and minority interest	311,508	23,498

Income tax and minimum presumed income tax	(92,682)	(284)
Minority interest	(94,210)	(266)

Net income for the year	124,616	22,948

Earnings per share:
Basic net gain per share (Note 5)	0.26	0.06
Diluted net gain per share (Note 5)	0.23	0.06

The accompanying notes are an integral part of the consolidated financial statements.

Saúl Zang Vice-president I Acting as President

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Cash Flows

For the fiscal years beginning on July 1, 2008 and 2007

and ended June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

	June 30, 2009	June 30, 2008
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	521,086	86,183
Cash and cash equivalents at the end of the year	211,676	521,086

Net (decrease) increase in cash and cash equivalents	(309,410)	434,903

Causes of changes in cash and cash equivalents
Operating activities
Income for the year	124,616	22,948
Income tax and minimum presumed income tax	92,682	284
Adjustments made to reach net cash flow from operating activities
Gain on equity investees	(49,194)	(38,417)
Minority interest	94,210	266
Increase in allowances, provisions and accruals	102,230	9,298
Depreciation and amortization	130,157	6,474
Unrealized loss on Inventories	408	2,343
Financial results	164,474	1,651
Gain from sales of fixed assets	(2,049)	(20,053)
Adjustment valuation to net realizable value in other assets	(9,237)	(886)
Amortization of goodwill	(32,344)	—
Result from barter of inventories	(2,867)	—
Net income from repurchases of non-convertible notes	(176,566)	—
Right to exercise the put option	(44,877)	—
Changes in operating assets and liabilities
Decrease (Increase) in current investments	47,884	(12,111)
(Increase) decrease in trade accounts receivable, leases and services	(130,479)	1,990
Increase in other receivables	(158,150)	(20,407)
Decrease (Increase) in inventories	82,821	(71,089)
Increase in intangible assets	(12,612)	—
Increase in social security payables, taxes payable and advances from customers	53,742	5,972
Increase in trade accounts payable	51,101	15,127
Dividends collected	3,240	2,709
(Decrease) Increase in accrued interest	(1,184)	23,339
Decrease in other liabilities	(38,263)	(5,722)

Cash flows provided by (applied to) operating activities	289,743	(76,284)

Investment activities
Increase in interest in equity method investees	(60,519)	(86,518)
Increase in IRSA’s interest	(89,892)	(320,998)
Acquisition and upgrading of fixed assets	(308,328)	(28,019)
Trade receivables of fixed assets collected	7,513	6,391
Sales of fixed assets	3,497	22,498
Increase in goodwill	(45)	—
Purchase of undeveloped parcels of lands and other non-current investments	(71,338)	—
Loans granted	(9,755)	—
Payment for subsidiary acquired, net of cash acquired	171,481	—

Cash flows applied to investment activities	(357,386)	(406,646)

Financing activities
Increase in common stock	—	881,117
Contributions received by subsidiaries from minority shareholders	34,652	—
Proceeds from warrants and options	37	15,148
Dividends paid	(43,065)	(8,250)
Increase in loans	224,401	79,198
Decrease in short-term debt	(232,880)	(45,687)
Decrease in Seller Financing	—	(3,693)
Repurchase of treasury stock	(73,201)	—
Cash paid for repurchase of non-convertible notes	(140,509)	—
Decrease in mortgages payable	(1,791)	—
Decrease in minority interest	(9,411)	—

Cash flows (applied to) provided by financing activities	(241,767)	917,833

Net (decrease) increase in cash and cash equivalents	(309,410)	434,903

Saúl Zang Vice-president I Acting as President

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Cash Flows

For the fiscal years beginning on July 1, 2008 and 2007

and ended June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina.

	June 30, 2009	June 30, 2008
Items not involving changes in cash and cash equivalents
Inventory transferred to property and equipment	2,217	1,914
Acquisition of subsidiary companies through an increase of current other debts	84,160	—
Increase in inventory through an increase in trade accounts payable	365	—
Acquisition of subsidiary companies through a decrease of non-current investment	—	37,764
Increase in fixed assets through an increase in trade accounts payable	102,657	—
Increase in non-current investments by transitory conversion differences	31,409	—
Repayment of financial loans through issue of stock by exercise of conversion right	—	8,519
Tax effect on deferred capital cost allocated to additional paid-in-capital	—	9,935
Financial costs capitalized in fixed assets	86,962	—
Undeveloped parcels of land transferred to inventory	5,305	—
Financial costs capitalized in inventory	7,087	—
Increase in undeveloped parcels of land through an increase in trade accounts payable	150	—
Decrease in trade accounts payable through a decrease in undeveloped parcels of land	5,445	—
Increase in goodwill through a decrease in minority interest	7,410	—
Decrease in current investments through an increase in other receivables	24,541	—
Increase in current investments through an increase in other liabilities	2,739	—
Increase in intangibles assets through a decrease in minority interest	1,137	—
Decrease in advances from customer through a decrease in inventory	26,883	—
Increase in inventory through a decrease in property and equipment	78,870	—
Issuance of certificates of participation	20,608	—
Decrease in undeveloped parcels of land through an increase in other receivables	279	—
Complementary information		—
Interest paid	114,250	18,482
Income tax paid	58,949	4,353
Acquisition of subsidiary company
Current investments	175,097	—
Trade accounts receivable and rentals	179,640	—
Other receivables	283,653	—
Inventories	212,796	—
Non-Current Investments	977,985	—
Property and equipment, net	2,770,737	—
Intangible assets, net	45,787	—
Goodwill, net	(44,119)	—
Trade accounts payable	(243,502)	—
Mortgage payable	(3,882)	—
Advances from customers	(238,503)	—
Financial loans	(1,330,240)	—
Salaries and social security payable	(31,674)	—
Taxes payable	(226,215)	—
Other liabilities	(162,440)	—
Minority interest	(500,568)	—

Acquired assets that do not affect cash, net value	1,864,552	—

Acquired funds	230,472	—

Acquired assets, net value	2,095,024	—

Minority interest	(852,615)	—
Equity method previous to the acquisition	(715,398)	—
Goodwill generated by the purchase	(468,020)	—

Purchase value of subsidiary company	58,991	—

Acquired funds	(230,472)	—

	(171,481)	—

Saúl Zang Vice-president I Acting as President

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 1:	BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

As a consequence of the application of the unifying accounting standards approved by the Comisión Nacional de Valores (CNV), which require that consolidated Financial Statements be presented as established by Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), the Balance Sheet as of June 30, 2009 and 2008 and the Statements of Income and the Statements of Cash Flows for the fiscal years ended on those dates were consolidated on a line by line basis with the financial statements of such companies in which it holds a majority of the voting shares.

During the semester ended December 31, 2008, the Company acquired directly and indirectly 68,712,008 additional shares of IRSA Inversiones y Representaciones Sociedad Anónima (IRSA). Thus, the Company’s direct and indirect interest in IRSA through its affiliates amounted to 54.01%, therefore, from October 1, 2008, the Company began to consolidate the financial statements of IRSA in accordance with Technical Resolution No. 21.

The consolidated financial statements as of June 30, 2008 disclosed in comparative balances do not include information consolidated with IRSA (See Note 18).

The financial statements as of June 30, 2009 and 2008 of the subsidiary companies Inversiones Ganaderas S.A., Futuros y Opciones.Com S.A., Agropecuaria Anta S.A. (ex Agropecuaria Cervera S.A.), FyO Trading S.A. and Agrology S.A. have been used in order to determine line by line consolidation.

For purposes of comparability, certain reclassifications have been made on the information as of June 30, 2008.

The consolidated statement of Income as of June 30, 2009, includes income (loss) of IRSA Inversiones y Representaciones Sociedad Anónima from October 1, 2008 and through June 30, 2009.

These Financial Statements and the corresponding notes are presented in thousand of Argentine Pesos. Figures expressed in United States dollars (US$), are presented in millions.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 2:	CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table:

COMPANY	CRESUD PERCENTAGE OF VOTING SHARES OWNED	CONSOLIDATED PERCENTAGE OF VOTING SHARES OWNED
IRSA Inversiones y Representaciones Sociedad Anónima	50.23	55.64	(1)
Inversiones Ganaderas S.A.	99.99	99.99
Futuros y Opciones.Com S.A. (“FyO.com”)	66.20	66.20
Agropecuaria Anta S.A. (ex Agropecuaria Cervera S.A.)	90.00	99.99	(2)
Agrology S.A.	97.00	99.99	(2)
FyO Trading S.A.	3.63	67.43	(3)

(1)	Includes interests in participations of Agrology S.A.

(2)	Includes interests in participations of Inversiones Ganaderas S.A.

(3)	Includes interests in participations of Futuros y Opciones.Com S.A.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiary Companies mentioned in Note 2 have been prepared based on accounting principles consistent with those followed by Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria for the preparation of its Financial Statements, as detailed in Note 2 of the basic financial statements.

High relevant valuation and disclosure criteria applied in preparing the financial statements of consolidated companies and not explained in the valuation criteria note of the holding company are as follows:

a)	Revenue recognition

•	Real Estate Business

1)	Revenue recognition of IRSA Inversiones y Representaciones Sociedad Anónima

•	Sales of properties

IRSA records revenue from the sale of properties when all of the following criteria are met:

•	The sale has been consummated.

•	There is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property.

•	The Company’s receivable is not subject to future subordination.

•	The Company has transferred the property to the buyer.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 3:	(continued)

In addition, IRSA uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. IRSA does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the Company’s Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

•	Revenues from leases

Revenues from leases are recognized on a straight –line basis over the life of the related lease contracts.

2)	Revenue recognition of Alto Palermo S.A. (APSA)

•	Revenues for admission rights and rental of stores and stands

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized following on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of revenues volume above a specified threshold. APSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 3:	(continued)

Generally, APSA’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six-months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, APSA charges its tenants monthly administration fees relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. The administration fees are prorated among the tenants according to their leases which vary from shopping center to shopping center. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non refundable admission fee, that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized in earnings using the straight-line method over the life of the respective lease agreements.

•	Lease agent operations

Fibesa S.A. and Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuining company), companies in which APSA have shares of 99.9999% and 100% respectively, act as the leasing agents for APSA bringing together the company and potential lessees for the retail space available in certain of APSA’s shopping centers. Fibesa S.A.’s and Comercializadora Los Altos S.A’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value and admission fees. Revenues are recognized at the time the transaction is successfully concluded.

•	Credit card operations “Consumer Financing”

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financial income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrued method during the fiscal year irrespective of whether collection has or has not been made.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 3:	(continued)

3)	Hotel operations

IRSA recognizes revenues from its rooms, catering and restaurant facilities as accrued on the close of each business day.

Net operating results from each business unit are disclosed in Note 6.

b)	Cash and Banks

•	Real Estate Business

The available cash has been computed at its nominal value.

c)	Inventories

•	Real Estate Business

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.c. to the basic financial statements or estimated market value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, financial costs and real estate taxes.

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at its fair market value. Profits arising from such valuation are shown in the “Gain from valuation of assets at net realizable value” caption of the Statements of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the fiscal year.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 3:	(continued)

Credits in kind:

IRSA has credits in kinds related to rights to receive certain property units to be built. The units have been valued according to the accounting measuring standards corresponding to inventories receivables and there have been disclosed under “Inventories”.

d)	Others assets

•	Agricultural Business

The other assets for which price-fixing prepayments were received and the contractual conditions of the transaction ensure the actual materialization of the sale and the income and they are valued at net realization value.

Profits arising from such valuation are shown in the “Unrealized gain – on farm held for sale” caption of the Statements of Income.

e)	Non-current investments

•	Real Estate Business

•	Investments in subsidiaries and equity investments:

Long term investments in subsidiaries and equity investments, have been valued by using the equity method of accounting based on the financial statements at June 30, 2009 issued by them. The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by IRSA. The accounting standards used by the related companies to prepare their financial statements are those currently in effect.

The Financial Statements of Banco Hipotecario S.A. and Banco de Crédito y Securitización S.A. are prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in IRSA, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

This item also includes the lower or higher value paid for the purchase of shares in subsidiaries and affiliated companies assignable to the assets acquired, and goodwill related to the subsidiaries and affiliated companies acquired.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 3:	(continued)

In accordance with the regulations of the BCRA and the contracts signed as a result of Banco Hipotecario S.A.’s financial debt restructuring process, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to IRSA.

•	Tyrus S.A.:

Uruguay-based Tyrus S.A. has been classified as not integrated into the Company’s operations in relation to its holding of shares pertaining to the investment in Metropolitan (through IRSA International LLE) (See Note 9.B.1.d) whose operations are carried out fully abroad. IRSA does not control foreign operations, which are conducted with a significant degree of autonomy with respect to the IRSA’s own operations.

Besides, such operations are mainly financed with funds originating in its own transactions or in local loans.

The Tyrus S.A.’s assets and liabilities were converted into Pesos at the exchange rate in force at the close of the fiscal year. The Statement of Income accounts have been converted into Pesos at the exchange rates in force at the time of each transaction. Foreign exchange gains/losses arising from the conversion have been charged to the Shareholders’ equity caption of IRSA Inversiones y Representaciones Sociedad Anónima, in the line “Cumulative Translation Adjustment” and they amounted to Ps. 12,849 as of June 30, 2009.

•	Certificates of participation in IRSA I financial trust:

The certificates of participation in IRSA I financial trust have been valued at the amount resulting from apportioning the participation certificate holding to the trust assets.

•	Undeveloped parcels of lands:

IRSA acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. IRSA’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 3:	(continued)

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.c. to the basic financial statements or market value, whichever is lower. As of June 30, 2009, IRSA maintained allowances for impairment of certain parcels of undeveloped land for which their market value is lower than cost. The amount charged to the statement of income to reflect the allowance for impairment and its reversal has been disclosed in “Results from transactions and holdings of real estate assets” in the Statement of Income.

Land and land improvements are transferred to inventories or fixed assets when construction commences or their trade is decided.

The values thus obtained, net of the allowances recorded, do not exceed their respective estimated recoverable values at year-end.

f)	Business combinations

•	Real Estate Business

Significant entities on net asset acquired by the Company were recorded in line with the “purchased method” set forth in Technical Resolution No.18. All assets and liabilities acquired to third independent parties were adjusted to show their fair value. IRSA identified the assets and liabilities acquired including intangible assets such as: lease agreements acquired for prices and terms that are either higher or lower than in the market; costs of executing and delivering the lease agreements in force (costs that IRSA avoids incurring as a result of acquiring effective lease agreements); the value of acquired brands, the value of any deposits associated to the investment and the intangible value inherent in customer relations.

The process of identification and the determination of the purchased price paid is a matter that requires complex judgments and significant estimates.

IRSA uses the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land, the building and the shopping malls. The amounts assigned to all the other assets and liabilities are based on independent valuations or on the IRSA´s own analysis on comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it was empty.

In accordance with the terms of Technical Resolution No. 21, if the value of identified tangible and intangible assets and liabilities exceeds the price paid, the intangible assets acquired are not recognized as they would cause an increase of the negative goodwill generated by these acquisitions at the time of the purchase.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 3:	(continued)

Furthermore, as regards the negative goodwill generated, the portion concerning the investees’ expectations of future expenses or losses will be recognized in the statements of income for the same periods in which such expenses or losses are accrued and expensed. The portion that is not concerned with the investees’ expectations of future expenses or losses will be treated as follows: (i) the amount that does not exceed the investor’s interest over the current values of the investees’ identifiable non-monetary assets will be consistently recognized in the statement of income throughout a period equivalent to a weighted average of the remaining useful lives of the investees’ identifiable assets subject to depreciation; (ii) the amount that exceeds the current values of the investees’ identifiable non-monetary assets will be recognized in the statement of income at the time of the acquisition.

If the price paid exceeds the value of tangible and intangible assets and liabilities identified, the excess is considered a goodwill.

g)	Property and equipment, net

•	Agricultural Business

The tree plantations (wood) comprising this account has been valued at cost less respective accumulated depreciation as the Company has no intention to sell it, but use it in the production process.

Its cost was calculated according to a “Report on forestry mass increase” carried out by a forestry engineer at the request of the preceding shareholders of Agropecuaria Anta S.A. (ex Agropecuaria Cervera S.A.) (ANTA).

ANTA former Board of Directors based on such report as well as on owns estimates accepted the value of the tree plantations (wood) in Ps. 4,320.

Depreciation for the fiscal year was calculated based on the remaining concession term.

Other considerations – concessions granted

Among other goods and rights ANTA has the concession planning and execution of an integral development project including: biological, economical and social issues on several real estates located in the department of Anta, province of Salta. The company is also duty authorized to perform a significant agricultural, cattle farming and forestry project which was awarded under resolution No. 190/99 and bidding No. 58/98 of the Ministry of Production and Employment.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 3:	(continued)

Such concession was granted for a 35 year term with a postponement option of 29 additional years by ANTA.

Among other obligations ANTA has to invest Ps. 16,000 in agriculture, cattle farming, hydraulic resources, continuing education, forestry development, forest planting, fauna, natural reserve and eco-tourism.

On July 2, 2008, a memorandum of understanding was executed by which the concession agreement mentioned in Note 12 was renegotiated.

•	Real Estate Business

Fixed assets comprise primarily of rental properties and other properties and equipment held for use by IRSA Inversiones y Representaciones Sociedad Anónima.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at year-end.

Rental properties

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.c. to the basic financial statements, less accumulated depreciation and allowance for impairment at the end of the year. IRSA capitalizes the financial accrued costs associated with long-term construction projects. During the fiscal year ended June 30, 2009 and 2008, financial costs were capitalized in the building known as “DIQUE IV” for Ps. 7,561 and Ps. 109, respectively.

Accumulated depreciation is computed under the straight-line method over the estimated useful lives of each asset. Expenditures for ordinary maintenance and repairs are charged to results in the period incurred.

IRSA has allowances for impairment of certain rental properties.

The amount charged to the Statement of Income to reflect the allowance for impairment and its reversal has been disclosed in “Results from transactions and holdings of real estate assets” in the Statement of Income.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 3:	(continued)

Significant renewals and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the Statement of Income.

Other properties and equipment

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.c., less accumulated depreciation at the year-end. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets.

Assets	Estimated useful life (years) on contract basis
Leasehold improvements
Furniture and fixtures	10
Vehicles	5
Machinery and equipment	10
Computer equipment	3

The cost of maintenance and repairs is charged to expense as incurred.

The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

h)	Intangible assets

•	Agricultural Business

Related to the concession right mentioned in Note 3.f.

The amortization of the concession right of Agropecuaria Anta S.A. (ex Agropecuaria Cervera S.A.) is calculated according to its duration, whose remaining time is 30 years.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 3:	(continued)

•	Real Estate Business

Intangible assets are carried at cost restated as mentioned in Note 1.c. to the basic financial statements, less accumulated amortization and corresponding allowances for impairment in value. Included in the Intangible Assets caption are the following:

•	Trademarks

Trademarks include the expenses and fees related to their registration.

•	Pre-operating and organization expenses

Those expenses were amortized by the straight-line method in 3 years, beginning as from the date of opening of the shopping center.

The value of the intangible assets does not exceed their estimated recoverable value at year end.

i)	Goodwill

•	Real Estate Business

i.	Negative goodwill: Negative goodwill represents the excess of the fair value of net assets of the subsidiaries at the percentage of participation acquired over the acquisition cost. If the value of the identified tangible and intangible assets exceeds the purchase price paid (i) the acquired intangible assets are not recognized because they would entail an increase in the negative goodwill arising from these acquisitions at the time of the purchase (ii) the excess will be treated as negative goodwill as follows: (a) the portion related to the expectations of future losses will be recognized in the income statements for the same periods in which such losses are incurred (b) the amount not in excess of the equity interest over the non-monetary assets of the issue will be recognized as negative goodwill (c) the amount that exceeds the non-monetary assets will be recognized in the statement of income at the time of the purchase.

Goodwill has been restated following the guidelines mentioned in Note 1.c. and amortization has been calculated by the straight-line method based on estimated useful life, that in no case exceed 20 years, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 3:	(continued)

Includes goodwill originated from the purchase of shares of Fibesa S.A., Emprendimiento Recoleta S.A., Empalme S.A.I.C.F.A y G. (“Empalme”) and Mendoza Plaza Shopping S.A. (the last one through APSA) and Palermo Invest S.A., APSA.

Goodwill related to the subsidiary Tarshop S.A.,(through APSA), has been determined due to an increase in the equity interest that took place during this fiscal years. Such goodwill is amortized by the straight-line method over a 12 years period.

ii.	Positive Goodwill: the goodwill represents the excess of the acquisition cost over the net assets market value of the business acquired to the share percentage.

Includes the goodwill originated by the purchase of shares of Tarshop S.A., Fibesa S.A (through APSA) and APSA.

Additionally, also includes goodwill originated from the purchase of net assets of Museo Renault and Torre Bank Boston.

Amortizations were calculated through the straight line method on the basis of an estimated useful life considering the weight average of the remaining useful life of the assets acquired.

The residual value of goodwill arising from acquisition of net assets and shares in companies has been shown in the “Negative goodwill, net” caption. Amortizations were classified in the “Amortization of the negative goodwill” caption of the statement of income.

Goodwills related to the acquisition of interests in subsidiaries is included in non-current investments.

Values thus obtained do not exceed the respective estimated recoverable values at year end.

j)	Customer advances

•	Real Estate Business

Customer advances represent payments received in advance in connection with the sale and rent of properties and has been valued according to the amount of money received.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 3:	(continued)

k)	Allowances

•	Real Estate Business

Allowance for doubtful accounts: IRSA Inversiones y Representaciones Sociedad Anónima allows for losses relating to trade receivables, leases and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that IRSA Inversiones y Representaciones Sociedad Anónima will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flows. While Management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments.

Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the financial statements reflect that consideration.

For impairment of assets: IRSA Inversiones y Representaciones Sociedad Anónima regularly asses its non-current assets for recoverability at the end of every year.

IRSA Inversiones y Representaciones Sociedad Anónima has estimated the recoverable value of rental properties based on their economic use value, which is determined based on estimated future cash flows discounted. For the rest of the assets (inventories and undeveloped parcels of land) IRSA Inversiones y Representaciones Sociedad Anónima makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, IRSA Inversiones y Representaciones Sociedad Anónima records the corresponding reversals of impairment loss as required by accounting standards.

Increases and decreases of allowances for impairment of assets during the years ended June 30, 2009 and 2008 are detailed in Exhibit E. The amount charged to the Statement of Income to reflect the allowance for impairment and its reversal has been disclosed in the “Results from transactions and holdings of real estate assets” in the Statement of Income.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 3:	(continued)

For lawsuits: IRSA Inversiones y Representaciones Sociedad Anónima has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor issues. IRSA Inversiones y Representaciones Sociedad Anónima accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, IRSA Inversiones y Representaciones Sociedad Anónima’s estimates of the outcomes of these matters and IRSA Inversiones y Representaciones Sociedad Anónima’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have an effect on IRSA Inversiones y Representaciones Sociedad Anónima’s future results of operations and financial condition or liquidity.

At the date of issuance of these financial statements, IRSA’s Inversiones y Representaciones Sociedad Anónima Management understands that there are no elements to foresee other potential contingencies having a negative impact on these financial statements.

l)	Liabilities in kind related with barter transactions

•	Real Estate Business

Liabilities in kind corresponding to obligations to deliver units to be built are valued considering the cost of the assets received. IRSA Inversiones and Representaciones Sociedad Anónima estimate that this value does exceed the cost of construction of the units to deliver plus additional costs to transfer the assets to the creditor. Liabilities in kind have been shown in the “Trade account payables”.

m)	Deferred financing cost

•	Real Estate Business

Expenses incurred in connection with the issuance of debt are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results, net” in the Statements of Income as a greater financing expense.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 4:	Details of consolidated balance sheet and consolidated statement of income accounts

As of June 30, 2009 and 2008 the principal items of the financial statements are as follow:

a.	Cash and banks

	June 30, 2009	June 30, 2008
Cash	3,406	143
Foreign currency	579	19
Banks in local currency	24,523	1,619
Banks in foreign currency	51,200	44,730
Checks to be deposited	2,751	1,284

	82,459	47,795

b. Investments

	June 30, 2009	June 30, 2008
Current
Investments
Mutual Funds (2)	150,850	473,291
Time deposits	15,156	—
Government Bonds, Bonds and Notes(1)
-Pre 2009 bonds	10,108	—
-Pro 2012 bonds	3,987	—
-Participation trust certificates	16,490	—
-Certificates of participation - Tarshop Trust	136,231	—
-Allowance for impairment of investments	(10,198)	—
-Non-convertible Notes IRSA 2017 (US$)	—	11,285
-Global 2010 bonds	67	92
-Bocon Pro 1	1	1
-Mortgage Bonds	1,198	623
Public shares (1)	21,603	—
Others investments (1)	48	—

	345,541	485,292

(1)	Not considered as cash equivalents in Cash Flow Statements.

(2)	As of June 30, 2009 includes Ps. 36,789 related to mutual funds not considered as cash equivalents in Cash Flow Statement.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 4:    (continued)

Non-current Investment on equity investees Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:	June 30, 2009	June 30, 2008
Agro-Uranga S.A.
Shares	9,024	9,031
Higher property value	11,179	11,179

	20,203	20,210

Cactus Argentina S.A.
Shares	10,032	7,604
Goodwill	4,015	—

	14,047	7,604

Exportaciones Agroindustriales Argentinas S.A.
Shares	99	242

	99	242

IRSA Inversiones y Representaciones Sociedad Anónima
Shares	—	810,728
Higher values	—	122,593

	—	933,321

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas
Shares	220,709	160,519
Higher values (1)	6,887	6,887
Goodwill	3,841	3,841
Negative Goodwill	(19,163)	—

	212,274	171,247

Banco Hipotecario S.A.
Shares	516,097	—
Higher values (2)	13,871	—
Goodwill	21,152	—

	551,120	—

(1)	Corresponds to Ps. 10,596 of higher value property and equipment and Ps. (3,709) of higher tax effect value.

(2)	Corresponds to Ps. 300 of higher value Intagible assets, Ps. 32,066 of higher value trade account payables and Ps. (20,309) of higher value trade account receivable which belongs to the business combinations of Cresud and Agrology S.A., and Ps. 1,814 of IRSA Inversiones y Representaciones Sociedad Anónima.

Banco Crédito y Securitización S.A.
Shares	5,127	—

	5,127	—

Manibil S.A.
Shares	25,322	—
Goodwill	10	—

	25,332	—

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 4:    (continued)

	June 30, 2009	June 30, 2008
Advances for shares purchases	6,250	—

	6,250	—

Undeveloped parcels of land :
- Santa Maria del Plata	203,584	—
- Puerto Retiro	66,331	—
- Plot of Land Berutti	54,018	—
- Plot of Land Caballito	40,626	—
- Patio Olmos	33,218	—
- Pereiraola	24,157	—
- Torres de Rosario	18,641	—
- Espacio Aereo Coto	14,672	—
- Plot of Land Zetol	13,116	—
- Canteras Natal Crespo	6,465	—
- Pilar	4,066	—
- Torres Jardin IV	3,038	—
- Plot of Land Vista al Muelle	1,739	—
- Other undeveloped parcels of land	19,267	—

	502,938	—

	1,337,390	1,132,624

Other Investments
Certificates of participation - Tarshop S.A.Trust	22,900	—
Allowance for impairment of investments	(1,891)	—
MAT	90	90
Coprolán	21	21
Other investments	95	—

	21,215	111

c. Trade accounts receivable

	June 30, 2009	June 30, 2008
Current
Debtors from Tarjeta Shopping	141,570	—
Debtors from leases and services	75,077	—
Collections to be deposited	62,230	—
Debtors from expenses and collective promotion fund	37,725	—
Debtors from leases under legal proceedings	34,583	—
Trade accounts receivable – agricultural business	25,106	30,357
Debtors from sale of real estate	15,681	6,189
Accounts receivable in foreign currency	15,477	4,609
Debtors from hotel activities	7,713	—
Documents receivable	7,461	—

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 4:    (continued)

	June 30, 2009	June 30, 2008
Debtors from Tarjeta Shopping – collection agents	5,070	—
Debtors under legal proceedings and past due debts	1,320	—
Credit cards receivable	1,161	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (note 4 t.)	2,400	1,208
Less:
Allowance for doubtful accounts	(129,479)	(381)

	303,095	41,982

Non-current
Debtors from Tarjeta Shopping	6,490	—
Debtors from leases and services	2,691	—
Trade accounts receivable – real state	2,306	7,049
Debtors from sale in foreign currency	451	—
Less:
Allowance for doubtful accounts	(2,708)	—

	9,230	7,049

d. Other receivables

	June 30, 2009	June 30, 2008
Current
Call Option Metropolitan 885 Third Ave. LLC	44,877	—
Receivables from financial operations	25,064	—
Receivables from the sale of shares (1)	34,553	—
Outstanding VAT	32,601	13,877
Financial operations to liquidate (2)	38,496	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.t)	26,365	5,433
Prepaid expenses	25,869	113
Income tax advances and tax credit	21,987	14,853
Trust programs account receivables	6,782	—
Loans granted	5,424	—
Guarantee of defaulted credits	4,206	—
Outstanding tax on sales	3,318	296
Receivable for services of third offered in Tarshop’ business	2,746	—
Guarantee deposits and premiums	1,490	1,174
Pre-paid insurance	1,489	—
Tax on minimum presumed income	923	42
Premiums collected	742	—
Other tax credit	171	—
Prepaid leases	75	11,367
Expenses to be recovered	47	—
Receivables from stock holders in related companies	29	—
Others	10,109	2,046

	287,363	49,201

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 4:	(continued)

(1)	In June, 2007 IRSA sold 10% of the shareholding in Solares de Santa Maria S.A. for US$ 10.6 million (on such date IRSA collected US$ 1.6 million of such amount). The balance will become due in December, 2009 and it is supported by a pledge in favor of IRSA.

(2)	Includes balance with Dolphin Fund PLC as Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.t)

	June 30, 2009	June 30, 2008
Non-current
Deferred tax	78,285	1,298
Tax on minimum presumed income	65,967	20,056
Outstanding VAT	65,575	12,814
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (note 4 t.)	22,513	—
Prepaid expenses	3,958	—
Mortgages receivables under legal proceeding	2,208	—
Allowance for doubtful accounts	(2,208)	—
Outstanding gross sales tax payable and others	1,989	—
Trust programs account receivables	999	—
Guarantee deposits	380	—
Income tax advances	109	148
Prepaid leases	33	—
Others	2,784	—

	242,592	34,316

e. Inventories

	June 30, 2009	June 30, 2008
Current
Agricultural business
Crops	49,258	67,224
Materials and others	26,898	21,701
Beef cattle	18,279	12,837
Unharvested crops	13,006	6,486
Seeds and fodder	2,864	3,277
Real estate business
Credit from barter transaction of Terreno Caballito (Koad) (1)	19,222	—
Abril/ Baldovinos	3,035	—
Inventories (hotel business)	2,676	—
Credit from barter Benavídez	2,119	—
Other inventories	1,273	—
San Martin de Tours	431	—
Credit from barter transaction of Dique III	68	—
Torres Jardin	68	—

	139,197	111,525

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 4:	(continued)

	June 30, 2009	June, 30 2008
Non-Current
Agricultural Business
Beef cattle	77,828	76,113
Real estate business
Horizons	109,144	—
Credit from barter of Caballito (Cyrsa) (2)	23,099	—
Credit from barter of Caballito (Koad) (1)	14,324	—
Credit from barter Rosario	11,121	—
Credit from barter Benavídez	9,633	—
Caballito land	4,429	—
Project Abasto (Cyrsa)	1,098	—
Abril/ Baldovinos	768	—
Cruceros Buildings	25	—
San Martin de Tours	3	—
Other inventories	57	—

	251,529	76,113

(1)	See note 10.B.1.a. to the consolidated financial statements.

(2)	See note 10.B.1.f. to the consolidated financial statements.

f. Others assets

	June 30, 2009	June 30, 2008
Current
Farm held for sale	—	1,070

	—	1,070

g. Property and equipment

	June 30, 2009	June 30, 2008
Agricultural business	430,529	266,616
Real estate business
Shopping Center	1,453,747	—
Office buildings (1)	1,153,207	—
Hotels (2)	217,437	—
Other fixed assets	51,452	—
Commercial real estate	3,626	—

	3,309,998	266,616

(1)	See note 10.B.1. d., and e. to the consolidated financial statements.

(2)	In December 2006, Llao Llao Resorts S.A. acquired several plots of land in San Carlos de Bariloche, in the province of Río Negro, for US$ 7,000 paid as follows: US$ 4,200 in cash and the balance with a mortgage over the land acquired, payable in 36 monthly, equal and consecutive installments of US$ 86 each, with the first installment maturing in January 2007. Such installments include the amortization of principal and interest calculated by application of the French system at an annual 7% over balances.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 4:	(continued)

h.	Intangible assets

	June 30, 2009	June 30, 2008
Concession rights	22,076	22,829
Saving expenses of contracts in acquired leases	13,897	—
Pre-operating expenses	16,038	—
Tarshop’s customers	2,902	—
Trademarks	274	—

	55,187	22,829

i.	Goodwill

	June 30, 2009	June 30, 2008
Goodwill
IRSA Inversiones y Representaciones Sociedad Anónima	41,995	12,597
Alto Palermo S.A.	20,670	—
Tarshop S.A.	6,897	—
Torre Bank Boston	5,899	—
Della Paolera 265 y Museo Renault	3,276	—
Fibesa S.A.	2,395	—

Negative goodwill

IRSA Inversiones y Representaciones Sociedad Anónima	(385,809)	(219,360)
Alto Palermo S.A.	(46,317)	—
Palermo Invest S.A.	(42,291)	—
Empalme S.A.I.C.F.A. y G.	(9,084)	—
Mendoza Plaza Shopping S.A.	(5,988)	—
Emprendimiento Recoleta S.A.	(336)	—
Tyrus S.A.	(47)	—

	(408,740)	(206,763)

j.	Trade accounts payable

	June 30, 2009	June 30, 2008
Current
Suppliers (1)	191,122	17,972
Accrual	104,421	24,247
Debt related to purchase of establishment	35,098	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.t)	6,961	4,669
Accrual for harvest expenses	1,253	1,579
Others	1,039	—

	339,894	48,467

(1)	As of June 30, 2009 includes US$ 1.7 million from the acquisition of farm “San Pedro” (secured by mortgage). See Note 11 to the basic financial statements.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 4:	(continued)

	June 30, 2009	June 30, 2008
Non-Current
Suppliers (1)	58,862	—
Debt related to purchase of establishment	21,893	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.t)	8,438	—

	89,193	—

(1)	Includes as of June 30, 2009 and 2008 non current Ps. 46,451 corresponding to the liabilities in kind associated to the acquisition of properties in Vicente Lopez (see note 22.A.2.)

k.	Mortgage payable

	June 30, 2009	June 30, 2008
Current
Mortgage payable Bariloche plots of land (1)	1,930	—

	1,930	—

(1)	In December 2006, Llao Llao Resorts S.A. acquired several plots of land in San Carlos de Bariloche, in the province of Río Negro, for US$ 7,000 paid as follows: US$ 4,200 in cash and the balance with a mortgage over the land acquired, payable in 36 monthly, equal and consecutive installments of US$ 86 each, with the first installment maturing in January 2007. Such installments include the amortization of principal and interest calculated by application of the French system at an annual 7% over balances.

l.	Short-term and long-term debts

	June 30, 2009	June 30, 2008
Current
Bank loans	366,395	194,178
Foreign financial entities	788	—
Bank loans – Accrued interest	3,782	1,422
Overdraft	90,539	—
Seller financing	28,895	—
Convertible Notes - IRSA 2017 interest	15,714	—
Expenses for issuance of debt – Non Convertible Notes IRSA 2017	(875)	—
Convertible Notes – APSA US$ 120 M. – Interest	2,954	—
Expenses for issuance of debt – APSA US$ 120 M.	(483)	—
APSA 2014 Convertible Notes - Accrued interest	2,610	—
Convertible Notes – APSA US$ 154 M. – Capital	26,470	—
Convertible Notes – APSA US$ 154 M. – Interest	449	—
Expenses for issuance of debt – APSA US$ 154 M.	(350)	—

	536,888	195,600

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 4:    (continued)

	June 30, 2009	June 30, 2008
Non-Current
Non-Convertible Notes IRSA 2017	426,282	—
Expenses for issuance of debt – Non-Convertible Notes IRSA 2017	(4,350)	—
Convertible Notes – APSA US$ 120 M.	252,303	—
Expenses for issuance of debt – APSA US$ 120 M.	(1,791)	—
Financial loans	76,611	—
APSA 2014 Convertible Notes	58,679	—
Convertible Notes – APSA US$ 154 M.	50,512	—
Seller financing	8,610	—
Expenses for issuance of debt – APSA US$ 154 M.	(156)	—

	866,700	—

m.	Salaries and social security payable

	June 30, 2009	June 30, 2008
Accrual for vacation and statutory annual bonus	30,677	5,188
Social security taxes payable	10,188	893
Salaries payable	299	318
Others	590	10

	41,754	6,409

n.	Taxes payable

	June 30, 2009	June 30, 2008
Current
Value added tax	44,290	26
VAT – Plan of facilities	31,437	—
Income taxes – Plan of facilities	23,193	—
Tax on minimum presumed income	20,345	8,994
Allowance – Income tax	14,291	290
Tax on personal assets	5,096	—
Allowance – Gross sales tax payable	4,952	293
Taxes withheld – Income tax	3,221	664
Minimum presumed income – Plan of facilities	1,137	—
VAT withholdings	824	—
Gross sales tax withholdings and payments	373	2
Property tax payable	208	46
Gross sales tax payable- Plan of facilities	140	—
Others	6,445	10

	155,952	10,325

Non-current
Deferred income tax	197,473	41,818
Tax moratorium – Income tax payable	20,704	—

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 4:    (continued)

	June 30, 2009	June 30, 2008
Tax moratorium – Personal assets	2,773	—
Gross sales tax payable	1,138	—
Gross sales tax payable- Plan of facilities	2,433	—
Tax on minimum presumed income	8	—

	224,529	41,818

o.	Advances from customers

	June 30, 2009	June 30, 2008
Current
Admission rights	45,935	—
Advanced payments from customers	30,601	—
Leases and service advances (1)	20,850	—

	97,386	—

Non-current
Admission rights	60,626	—
Advanced payments from customers	56,822	—
Leases and service advances	32,909	—

	150,357	—

(1)	See note 15.A.2.a to the consolidated financial statements.

(a)	The balance of rents and services advance payments include Ps. 300 and Ps. 3,127 current and non-current, respectively, that represent advance payments provided by Hoyts Cinema for the construction of the movie complexes of the Alto Noa Shopping Centers. These advance payments accrue an interest equivalent to the semiannual LIBO rate added 2-2.25 points. As of June 30, 2009 the semiannual LIBO rate was 1.742%. Due to an agreement between APSA and Hoyts Cinema, the amount is being applied to the accrual of the rents originated in the place used by Hoyts Cinema.

(b)	As of June 30, 2009 and 2008 includes advances of Ps. 8,122 and Ps. 3,685 respectively received from Wall - Mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A. (APSA´s Subsidiary), for a 30 years´ term.

p.	Other liabilities

	June 30, 2009	June 30, 2008
Current
Financial operations to liquidate (1)	76,049	—
Lowest value of acquired contracts	18,711	—
Payables to Nationals Park Administration	10,223	—
Debt related to purchase of investment	10,849	—
Guarantee deposits	5,228	—
Commitment to provide	2,270	—
Directors	2,247	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.t)	1,194	1,359
Loans with shareholders of related parties	837	—
Premium collected	543	—
Contributed leasehold improvements to be accrued and unrealized gains	524	54
Mortgage with Futuros y Opciones .Com S.A.´s minority shareholder	134	134
Operations of forward contracts to liquidate	243	—
Others	7,005	—

	136,057	1,547

(1)	Includes balance with Dolphin Fund PLC as Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.t)

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 4:    (continued)

	June 30, 2009	June 30, 2008
Non-current
Loans with shareholders of related parties	47,388	—
Contributed leasehold improvements to be accrued and unrealized gains	10,203	293
Guarantee deposits	4,713	—
Debts for the purchase of farm	4,556	—
Commitment to provide	3,425	—
Lowest value of acquired contracts	1,308	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.t)	20	—
Others	5,063	—

	76,676	293

q.	Provisions for lawsuits and contingencies

	June 30, 2009	June 30, 2008
Current
Law contingencies for pending lawsuits	4,051	—

	4,051	—

Non-current
Law contingencies for pending lawsuits	5,823	1,803

	5,823	1,803

r.	Unrealized (loss) gain on inventories

	June 30, 2009	June 30, 2008
Unrealized gain on inventories- Beef cattle	(861)	8,535
Unrealized loss on inventories – Crops, raw materials and MAT	(477)	(10,878)
Loss for operations and holding of real state assets	930	—

Total unrealized loss on inventories	(408)	(2,343)

s.	Other income and expenses, net

	June 30, 2009	June 30, 2008
Other Income
Lawsuits contingencies	1,601	—
Gains on the sale of other fixed assets	185	39
Others	1,242	443

Sub-total Other Income	3,028	482

Other Expenses
Tax on shareholders´ personal assets	(12,812)	(4,574)
Unrecoverable VAT receivable	(4,200)	—
Donations	(1,730)	—
Others	(734)	—

Sub-total Other Expenses	(19,476)	(4,574)

Total Other Income and Expenses, net	(16,448)	(4,092)

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 4:    (continued)

t.	Companies under Law No. 19,550 Section 33 and others related parties:

Balances as of June 30, 2009, compared to the balances as of June 30, 2008, held with related companies, persons and shareholders are as follows:

			Gain (loss) for the year ended as of		Assets (liabilities) as of
Companies	Relationship	Item	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Shareholders in general	Shareholders	Others income and expenses, tax on personal assets	(492)	—	—	—
Agro – Uranga S.A.	Related party	Trade accounts payable	—	—	45	—
Agro – Uranga S.A.	Related party	Other receivables	—	—	39	56
Agro – Uranga S.A.	Related party	Others	340	226	—	—

Alto Palermo S.A.	Subsidiary	Trade accounts payable	—	—	—	3,375
Alto Palermo S.A.	Subsidiary	Interest gained	923	—	—	—
Alto Palermo S.A.	Subsidiary	Sales and fees for shared services	—	(826)	—	—
Alto Palermo S.A.	Subsidiary	Other	243	—	—	—

Banco Hipotecario S.A.	Related party	Trade accounts receivable	—	—	5	—

Banco crédito y securitización	Related party	Trade accounts receivable	—	—	—	—

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas	Related party	Other receivables	—	—	—	306
BrasilAgro – Companhia Brasileira de Propriedades Agrícolas	Related party	Administrative services	408	—	—	—
BrasilAgro – Companhia Brasileira de Propriedades Agrícolas	Related party	Trade accounts receivable	—	—	13	—

Cactus Argentina S.A.	Related party	Trade accounts receivable	—	—	25	1,207
Cactus Argentina S.A.	Related party	Other receivables	—	—	15,031	3,392
Cactus Argentina S.A.	Related party	Trade accounts payable	—	—	13,571	88
Cactus Argentina S.A.	Related party	Other liabilities	—	—	3	—
Cactus Argentina S.A.	Related party	Beef cattle expenses	(733)	(3,481)	—	—
Cactus Argentina S.A.	Related party	Interest gained	907	434	—	—
Cactus Argentina S.A.	Related party	Administrative services	171	167	—	—
Cactus Argentina S.A.	Related party	Others	336	89	—	—

Canteras Natal Crespo S.A.	Joint control	Trade accounts receivable	—	—	193	—
Canteras Natal Crespo S.A.	Joint control	Other receivables	—	—	864	—
Canteras Natal Crespo S.A.	Joint control	Sales and fees for shared services	48	—	—	—
Canteras Natal Crespo S.A.	Joint control	Interest gained	83	—	—	—

Comercializadora los Altos (ex Alto City.Com S.A.)	Subsidiary	Trade accounts receivable	—	—	—	1

Consorcio Libertador S.A.	Related party	Other receivables	—	—	532	—
Consorcio Libertador S.A.	Related party	Trade accounts payable	—	—	122	—
Consorcio Libertador S.A.	Related party	Sales and fees for shared services	124	—	—	—
Consorcio Libertador S.A.	Related party	Leases	9	—	—	—

Consorcio Dock del Plata	Related party	Trade accounts payable	—	—	46	—
Consorcio Dock del Plata	Related party	Other receivables	—	—	370	—

Consultores Asset Management S.A.	Related party	Trade accounts receivable	—	—	597	—
Consultores Asset Management S.A.	Related party	Other receivables	—	—	3,826	1,281
Consultores Asset Management S.A.	Related party	Trade accounts payable	—	—	7	—
Consultores Asset Management S.A.	Related party	Fees	(13,641)	(2,171)

Cresca S.A.	Related party	Other receivables			788
Cyrsa S.A.	Joint control	Trade accounts receivable	—	—	1,530	—
Cyrsa S.A.	Joint control	Other receivables	—	—	20	—
Cyrsa S.A.	Joint control	Trade accounts payable	—	—	560	40
Cyrsa S.A	Joint control	Leases	225	—	—	—

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

			Gain (loss) for the year ended as of		Assets (liabilities) as of
Companies	Relationship	Item	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Directors	Related party	Other receivables	—	—	191	1
Directors	Related party	Trade accounts payable	—	—	29	—
Directors	Related party	Other liabilities	—	—	426	286
Directors	Related party	Salaries and social security payable	(610)	(1,923)	—	—
Directors	Related party	Interest gained	(11)	—	—	—
Directors	Related party	Fees	10,626	—	—	—
Directors	Related party	Administrative services	(11,808)	—	—	—
Directors	Related party	Loans	—	—	—	—

Dolphin Fund PLC	Related company	Other receivables			38,496
Dolphin Fund PLC	Related company	Other liabilities			2,739

Estudio Zang, Bergel & Viñes	Related party	Other receivables	—	—	20	—
Estudio Zang, Bergel & Viñes	Related party	Trade accounts receivable	—	—	2	—
Estudio Zang, Bergel & Viñes	Related party	Trade accounts payable	—	—	683	893
Estudio Zang, Bergel & Viñes	Related party	Other liabilities	—	—	3	—
Estudio Zang, Bergel & Viñes	Related party	Fees	(5,532)	(657)	—	—

Fundación IRSA	Related party	Trade accounts receivable	—	—	22	—
Fundación IRSA	Related party	Other receivables	—	—	3	—
Fundación IRSA	Related party	Trade accounts payable	—	—	259	1,073
Fundación IRSA	Related party	Other liabilities	—	—	782	—
Fundación IRSA	Related party	Others	3,281	—	—	—

Inversiones Financieras del Sur S.A.	Shareholders	Other receivables	—	—	39	160
Inversiones Financieras del Sur S.A.	Shareholders	Interest gained	1,111	95	—	—
Inversora Bolívar S.A.	Subsidiary	Trade accounts payable	—	—	—	185
Inversora Bolívar S.A.	Subsidiary	Administrative services	(38)	—	—	—
Inversora Bolívar S.A.	Subsidiary	Others	(429)	(240)	—	—

IRSA Inversiones y Representaciones S.A.	Subsidiary	Trade accounts payable	—	—	—	85
IRSA Inversiones y Representaciones S.A.	Subsidiary	Sales and fees for shared services	—	(372)	—	—
IRSA Inversiones y Representaciones S.A.	Subsidiary	Interest gained	1	(387)	—	—

Metroshop S.A.	Joint control	Other receivables	—	—	24,774	—

Museo de los niños	Related party	Trade accounts payable	—	—	5	—
Museo de los niños	Related party	Other receivables	—	—	811	—
Credits to employees	Related party	Interest gained	205	15	—	—
Credits to employees	Related party	Leases	(34)	—	—	—
Credits to employees	Related party	Leases	143	—	—	—
Credits to employees	Related party	Trade accounts receivable	—	—	6	—
Credits to employees	Related party	Other receivables	—	—	1,557	237
Credits to employees	Related party	Trade accounts payable	—	—	50	—
Credits to employees	Related party	Senior management, directors and staff of the company	—	—	177	—

Puerto Retiro S.A.	Joint control	Trade accounts receivable	—	—	7	—
Puerto Retiro S.A.	Joint control	Other receivables	—	—	13	—

Rummaalá S.A.	Joint control	Trade accounts payable	—	—	22	—

Shopping Alto Palermo S.A.	Subsidiary	Trade accounts payable	—	—	—	3

Tarshop	Subsidiary	Sales and fees for shared services	138	—	—	—

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 5:    EARNINGS PER SHARE

Following reconciliation between the weighted average of outstanding shares of common stock and the diluted weighted average of shares of common stock. As of June 30, 2009, it has been determined considering the possibility that the holders of options issued by the Company exercise them in shares of common stock of the Company up to 60,000,000 shares (see Note 16 to the stand-alone financial statements).

	June 30, 2009	June 30, 2008
Weight average of outstanding shares of common stock	484,930	368,466
Diluted weighted average of shares of common stock	544,172	385,300

	June 30, 2009	June 30, 2008
Earnings for the calculation of basic earnings per share	124,616	22,948
Earnings for the calculation of diluted earnings per share	124,616	22,948

BASIC Earnings per share	June 30, 2009	June 30, 2008
Earnings	124,616	22,948
Number of shares	484,930	368,466
Earnings per share	0.26	0.06

DILUTED Earnings per share	June 30, 2009	June 30, 2008
Earnings	124,616	22,948
Number of shares	544,172	385,300
Earnings per share	0.23	0.06

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 6:    SEGMENT REPORTING

As of June 30, 2009:

	Agricultural									Real estate
	Crops		Beef cattle	Milk	Feed lot	Others	Farm sales	Non Operating	Subtotal Agricultural business	Development and sale of properties	Office and others	Shopping Centers	Hotel operations	Consumer financing	Financial operations and others (1)	Subtotal real estate business	Total
Description	Local	International
Production income	118,582	15,597	18,120	20,213	—	—	—	—	172,512	—	—	—	—	—	—	—	172,512
Cost of production	(159,109)	(16,807)	(16,241)	(18,286)	—	—	—	—	(210,443)	—	—	—	—	—	—	—	(210,443)

Production profit	(40,527)	(1,210)	1,879	1,927	—	—	—	—	(37,931)	—	—	—	—	—	—	—	(37,931)

Sales	147,680	16,783	17,646	19,270	—	36,045	1,959	—	239,383	278,107	127,339	305,127	116,672	188,035	—	1,015,280	1,254,663
Cost of sales	(130,054)	(14,915)	(16,237)	(19,316)	—	(24,210)	(94)	—	(204,826)	(170,529)	(25,932)	(87,097)	(74,240)	(78,125)	—	(435,923)	(640,749)

Sales profit (loss)	17,626	1,868	1,409	(46)	—	11,835	1,865	—	34,557	107,578	101,407	218,030	42,432	109,910	—	579,357	613,914

(Loss) Gross profit	(22,901)	658	3,288	1,881	—	11,835	1,865	—	(3,374)	107,578	101,407	218,030	42,432	109,910	—	579,357	575,983

Selling expenses	(18,676)	(2,406)	(1,323)	(328)	—	(2,474)	—	—	(25,207)	(1,591)	(9,948)	(24,153)	(12,048)	(139,535)	—	(187,275)	(212,482)
Administrative expenses	(16,938)	(3,018)	(9,036)	(1,620)	—	(1,349)	(140)	—	(32,101)	(16,804)	(26,221)	(32,946)	(26,931)	339	—	(102,563)	(134,664)
Unrealized gain on farm held for sale	—	—	—	—	—	—	—	—	—	9,237	—	—	—	—	—	9,237	9,237
Unrealized (loss) gain on inventories	(691)	(183)	(860)	—	—	398	—	—	(1,336)	(145)	1,073	—	—	—	—	928	(408)
Net loss in credit card trust Tarshop	—	—	—	—	—	—	—	—	—	—	—	—	—	(22,263)	—	(22,263)	(22,263)

Operating result	(59,206)	(4,949)	(7,931)	(67)	—	8,410	1,725	—	(62,018)	98,275	66,311	160,931	3,453	(51,549)	—	277,421	215,403

Assets	421,531	250,773	208,973	44,645	22,982	6,223	9,121	138,783	1,103,031	540,358	1,036,959	1,915,268	232,848	174,865	972,727	4,873,025	5,976,056
Liabilities	16,291	21,804	2,271	1,013	—	208	—	393,116	434,703	299,954	392,676	1,052,619	197,004	214,717	135,517	2,292,487	2,727,190
Non-current investments in other companies	18,567	212,274	99	1,637	14,047	—	—	521,243	767,867	25,332	—	—	—	—	544,191	569,523	1,337,390
Increases and transfers of property and equipment	10,926	122,715	21,234	4,950	—	10,991	—	494	171,310	10,060	15,948	252,646	2,204	3,439	—	284,297	455,607
Amortization and depreciation	3,799	105	1,408	615	—	1,066	—	640	7,633	782	24,781	86,643	18,001	5,584	—	135,791	143,424

(1)	Include equity method of Banco Hipotecario S.A., Banco Crédito and Securitización S.A.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 6:    (Continued)

As of June 30, 2008:

	Agricultural
Description	Crops		Beef cattle	Milk	Feed lot	Others	Farm sales	Non operating	Total
	Local	International
Production income	117,474	—	23,927	18,420	—	—	—	—	159,821
Cost of production	(82,151)	—	(19,316)	(14,283)	—	—	—	—	(115,750)

Production profit	35,323	—	4,611	4,137	—	—	—	—	44,071

Sales	86,870	—	32,432	17,493	—	25,786	23,020	—	185,601
Cost of sales	(75,949)	—	(30,038)	(17,630)	—	(17,379)	(3,006)	—	(144,002)

Sales profit (loss)	10,921	—	2,394	(137)	—	8,407	20,014	—	41,599

Gross profit	46,244	—	7,005	4,000	—	8,407	20,014	—	85,670

Selling expenses	(11,241)	—	(1,379)	(163)	—	(1,714)	—	—	(14,497)
Administrative expenses	(10,913)	—	(11,425)	(1,696)	—	(2,070)	—	—	(26,104)
Unrealized gain on farm held for sale	—	—	—	—	—	—	886	—	886
Unrealized (loss) gain on inventories	(11,624)	—	8,535	—	—	746	—	—	(2,343)

Operating result	12,466	—	2,736	2,141	—	5,369	20,900	—	43,612

Assets	132,299	167,406	165,191	37,321	10,995	13,876	—	1,542,672	2,069,760
Liabilities	28,789	—	1,913	429	88	428	—	274,615	306,262
Non-current investments in other companies	18,236	171,247	99	1,875	7,604	242	—	933,321	1,132,624
Increases and transfers of property and equipment	16,413	—	9,436	1,106	—	801	—	2,177	29,933
Depreciations and amortizations	3,421	—	1,246	165	—	1,025	—	617	6,474

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 7:	LAWSUITS AND CLAIMS IN COURSE

A.	Agricultural Business

1.	“Exagrind S.A. lawsuit – estancia San Rafael against Tali Sumaj and other damages and losses”.

Exagrind S.A. has filed a lawsuit against Inversiones Ganaderas S.A. (IGSA) on claims for damages and losses produced by a fire in “Estancia San Rafael”, which is close to Tali Sumaj farm, Province of Catamarca. The fire took place on September 6, 2000.

The estimated amount of the legal action is Ps. 2,914 at the date the claim was filed.

In turn, IGSA has filed an extraordinary appeal to the High Court of the Province of Catamarca, requesting for a remainder term to answer the lawsuit as, at the time of revoking the first instance judge decision that postponed the terms to answer until a new notice was dispatched, such period had not yet expired. The management of IGSA is awaiting the decision of the High Court of the Province of Catamarca.

Additionally, in March 2007 -under the request of Exagrind S.A.- the court in charge of the case seized an inhibition of assets. This decision was lifted in June 2007 and a real estate on attachment has been accepted in replacement.

2.	Ongoing litigation with the city of Villa Mercedes.

The Misdemeanors Court Judge to the city of Villa Mercedes issued resolution No. 2980/08 about the situation of Cactus Argentina S.A. (Cactus) in such city, determining that the Company had a 36-month term to stop operating and transferring the establishment located on the Provincial Route 2B.

In such 36-month period, the Company shall not host over 18500 head of cattle.

Such brief was appealed by Cactus before the Municipality, which was negatively answered on April 7, 2009, by means of Decree No. 0662/09, thus ratifying the Misdemeanor Court Judge’s ruling. Under the administrative justice of the city of Villa Mercedes, Cactus would have until April 7, 2012 to conclude its operations and transfer the establishment.

Cactus has filed appeals with the High Court of Justice of the Province of San Luis, objecting the lawfulness of the rulings entered by the Misdemeanors Court Judge of Villa Mercedes. The appeals are pending and the High Court has not ruled on them.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 7:	(Continued)

The Company’s legal advisors are optimistic about the possibilities of reversing the Misdemeanors Court Judge’s ruling.

B.	Real Estate Business

a.	Provision for unexpired claims against Llao Llao Holding S.A.

The Llao Llao Holding S.A. (“LLH”) Company (in liquidation process following the merges with and into IRSA), predecessor of Llao Llao Resorts S.A. (“LLR”) as the operator of the Llao Llao Hotel, was sued in 1997 by the National Parks Administration seeking collection of the unpaid balance of the additional sale price, in Argentine External Debt Bond (“EDB”) amounting to US$ 2.9 million. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of US$ 3.8 million, plus interest accrued through payment, punitive interest and lawyers´ fees. In March 2004, LLH paid Ps. 9,156 in cash and EDB.

The plaintiff requested the court of original jurisdiction to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy, the procedure has been questioned by the Company. In view of the fact that the information provided was not sufficient to evaluate the amount settled by the Ministry of Economy, it was requested that the execution be suspended until there is a sentence on the complaint recourse filed to the National Supreme Court for the denial of the extraordinary recourse soliciting that the debt be converted to pesos (“pesification”).

In July 2008, the Court of Appeals notified LLR that by means of a resolution dated June 18, 2008 it had confirmed the settlement approved by the court of original jurisdiction.

On March 17, 2009, the National Supreme Court admitted the appeal and decided to suspend the enforcement of the judgment in so far as the extraordinary appeal lodged by LLR is not resolved.

In accordance with the information provided by the attorneys in respect of this lawsuit, the amount to be recorded amounts to Ps. 10,223 as of June 30, 2009 by virtue of the Court sentence, such amount being recorded in Other current liabilities – payables to National Parks Administration.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 8:	RESTRICTED ASSETS

1.	Agricultural Business

1.	Attachment on the “Tali Sumaj”

In accordance with Note 7.A.1 to the consolidated financial statements, on June 4, 2007 a pre-judgement attachment was seized on the “Tali Sumaj” land owned by Inversiones Ganaderas S.A. in substitution for a more burdensome measure that had been previously ordered.

2.	Mortgages on plots of land in the Republic of Bolivia

Due to the purchase of farms in the Republic of Bolivia, a mortgage was established on such properties as mentioned in Note 10.A.2. As of the date of these financial statements, the mortgage on the “Las Londras” farm amounts to US$ 6.5 million, effective through January 22, 2011; the mortgage on the “San Cayetano” and “San Rafael” farms amount to US$ 5.0 million, effective through November, 2010 and the mortgage on the “La Fon Fon” farm amounts to US$ 4.9 million, effective through November, 2010.

2.	Real Estate Business

1.	IRSA Inversiones y Representaciones Sociedad Anónima

a.	Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A (indirect subsidiary of IRSA) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the bankruptcy petition of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. At the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the real estate property acquired from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor S.A. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 8:	(Continued)

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, the same was confirmed by the Court on December 14, 2000. The parties have submitted their alegatos in due time. The file was passed for the judge to issue a pronouncement, the judge issued a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company.

Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

The Management and legal advisors of Puerto Retiro S.A. estimate that there are legal and technical issues sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

b.	Mortgage guaranteed loan Hoteles Argentinos S.A.

In March 2005, Credit Suisse First Boston (“CSFB”) acquired the debt for US$ 11.1 million of Hoteles Argentinos (“HASA”), which had been in non-compliance since January 2002. In April 2006 HASA made a payment reducing the capital amount payable to US$ 6.0 million. The balance will accrue interests at a LIBOR rate 6 months plus 7.0% and will be paid off in installments, being the last of US$ 5.07 due in March 2010.

In addition, two credit default swaps were subscribed. One was between IRSA and CSFB for 80% of the restructured debt value, and the other one was between Starwood Hotels and Resorts Worldwide Inc. (Starwood) and CSFB for 20% of the restructured debt value. Under these contracts, both companies (IRSA and Starwood) are able to protect CSFB in case of non-compliance with HASA’s obligations. For valuable consideration, IRSA and Starwood will be received a payment of a coupon on a periodical basis. To support the obligations assumed, IRSA deposited as guarantee the amount of US$ 1.2 million.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 8:	(Continued)

c.	IRSA and its subsidiaries has mortgaged on the following properties:

Property	Book value as of June 30, 2009 Ps.
República Building	224,478
Hotel Libertador	43,069
Land in Bariloche	21,900
Suipacha 652	11,388
Terreno Caballito	4,429

d.	IRSA has furnished a pledge on the shares of Rummaala S.A.

2.	Alto Palermo S.A. (APSA)

a.	The property and equipment account includes the multiplex cinema located at the Córdoba Shopping Villa Cabrera, which is encumbered by an antichresis because the financial debt of Empalme S.A.I.C.F.A. y G. (as from January 1, 2009, such company merged into shopping Alto Palermo S.A.) had with NAI INTERNACIONAL II Inc.

b.	The accounts receivable financial trusts include the contingency funds of financial trust as credit protection for investors that as of June 30, 2009 amounted to Ps. 6,686. They are restricted availability credits until their settlement in accordance with the respective prospectus.

c.	As of June 30, 2009, under other current receivables and prepaid expenses APSA has deposits that are restricted in accordance with the following amounts:

i. Ps. 26, concerning the case “Derviche, Hernán Andres with Shopping Alto Palermo S.A. about dismissal”;

ii. Ps. 53, concerning the case “Palma Claudio with Alto Palermo S.A. about dismissal”;

iii. Ps. 19, concerning the case “Chavez Andrés Ramiro with Alto Palermo S.A. about dismissal”;

iv. Ps. 18, concerning the case “Rivas Franco Emilio with Mendoza Plaza Shoping about damages”;

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 8:	(Continued)

d.	As regards the case “Alto Palermo S.A. with Dirección General Impositiva in re: Appeal”, Case file No. 25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of June 30, 2009 amounts to Ps. 36,741 (disclosed in the “Non-current investments-Undeveloped parcels of land”).

e.	As of June 30, 2008 there was Ps. 34,073 in Equity investments account related to shares of Empalme S.A.I.C.F.A. y G. (as from January 1, 2009, such company merged into shopping Alto Palermo S.A.), which have been pledged. With the payment of the last installment on December 2008, the encumbrance was lifted. (See Note 9 B.2.d)

f.	In the current investments line BONTE 2006 titles were included in the amount of Ps. 34, that are deposited as rental guarantee.

g.	As of June 30, 2009, APSA (through Tarshop) has granted a pledge over certificates of participation related to Fideicomiso Financieros Tarjeta Shopping according to the following detail:

1- To Standard Bank Argentina S.A. Certificate of Participation related to Fideicomisos Financieros Tarjeta Shopping Series XLII; XLIV; XLVI and XLVIII for FV Ps. 14,191.

2- To Banco Industrial de Azul S.A., Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXIV and XXXVI for FV of Ps. 2,640.

3- To Banco CMF S.A., Certificate of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXIX, XXX and XXXIII for FV of Ps. 3,008.

4- To Banco Superville Certificate de Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXII, XXXVII and XXXVIII for FV Ps. 1,392.

5- To Banco Itaú Buen Ayre S.A, Certificates of Participation related to Fideicomiso Financiero Tarjeta Shopping Series XXXIX and XL, for FV Ps. 4,010.

h.	As of June 30, 2009, the plot of land located at Beruti 3351/59, Buenos Aires City, is encumbered by a first mortgage in favor of Dowler Company S.A., in security of the unpaid balance of the purchase date for US$ 4.5 million.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 8:	(Continued)

i.	As regards the case styled “Case File No. 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A.”, the building located at Av. Virrey Toledo 702, Salta has been encumbered for an amount of Ps. 180.

j.	On May 13, 2009, the Board of Directors of Alto Palermo S.A. resolved to approve that APSA stands as surety before Banco Itaú for the payment of emerging obligations for Tarshop as regards the organization of a new financial trust with such bank for up to a maximum amount equivalent to 10% of the face value of VDG’s (trust debt securities) subscribed by Banco Itaú. The total maximum amount of this surety stands at Ps. 5 million and extends through the actual settlement of VDF’s. Likewise, it was resolved that APSA assumes the obligation to act as Substitute Manager in the eventual case that Tarshop were removed from its function as Manager under the trust agreement.

k.	As regards the barter commitment described in Note 10.B.2.e), the delivery and title deed of Air Space Coto is compromised.

NOTE 9:	ACQUISITION, CONSTITUTION AND RESTRUCTURING OF COMPANIES

A.	Agricultural Business

1.	Agreement to purchase shares of common stock and GDRs and agreement to assign the credit line between IGSA and Agrology - Securities loan

On May 28, 2008, IGSA sold to Agrology S.A. its equity interest in IRSA representative of 1,218,260 shares of common stock and 2,065,653 Global Depositary Receipts (“GDRs”) for Ps. 96,040. As counterpart of such transaction, Agrology replaced IGSA as borrower for the payable to Cresud it carried for up to such amount on the credit line previously agreed upon between the parties. On December 2, 2008, an addendum to the credit line agreement was executed by which the amount previously agreed upon was extended to Ps. 300,000 and its due date was amended to December 1, 2013.

Due to such sale of shares of common stock and GDRs mentioned in the preceding paragraph, IGSA assigned Agrology S.A. the securities loan agreement with Inversiones Financieras del Sur S.A. executed on March 12, 2008, by which it was granted 790,631 Global Depositary Shares represented by Global Depositary Receipts (GDRs) representative of 10 shares of common stock, with a face value of Ps. 1 per share, of IRSA Inversiones y Representaciones Sociedad Anónima, which are free of any encumbrance and are freely available for Agrology.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 9:	(Continued)

This loan does not imply transferring any political or economic rights related to the GDR’s, which will be held by Agrology. As regards exercising the political rights (vote), the Parties agreed that the Company will grand a power of attorney to Inversiones Financieras del Sur S.A. with the respective voting instructions. As regards dividends, Inversiones Financieras del Sur S.A. commits itself to transferring forthwith to Agrolgy the funds related to this item.

On August 6, 2008, Agrology executed a securities loan agreement with Inversiones Financieras del Sur S.A. by which 1,275,022 Global Depository Shares were granted, represented by GRDs representative of 10 shares of common shares with a face value of Ps. 1 per share of IRSA. This agreement was executed under the same conditions as the previous agreement.

These loans will accrue interest at a monthly rate equivalent to 3-month LIBOR, plus 150 basis points. They will be effective for 30 days and may be renewed for periods, up to a maximum of 360 days.

As of the closing date of these financial statements, Inversiones Financieras del Sur S.A. returned 811,711 Global Depositary Shares (GDR’s) to Agrology S.A., represented by Global Depositary Receipts representative of shares of common stock of Ps. 1 per share.

On April 8, 2009, the Company executed a new securities loan agreement with Inversiones Financieras del Sur S.A., by which it granted 12,000,000 IRSA Inversiones y Representaciones Sociedad Anónima’s shares of common stock.

Except for interest, this agreement was executed under the same conditions as the previous agreements.

This loan will accrue interest from the execution date and through the maturity date at an interest rate of 6% p.a. on the loan principal. It will be effective for 40 days and may be renewed for equal periods, up to a maximum of 360 days.

At the closing of these financial statements, Inversiones Financieras del Sur S.A. returned the Company 12,000,000 shares of common stock of IRSA Inversiones y Representaciones Sociedad Anónima.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 9:	(Continued)

2.	Agrology S.A.

On May 8, 2008, Agrology S.A. was organized with a common stock of Ps. 50 out of which, Cresud contributed Ps. 48 (97%) and IGSA, Ps. 2 (3%).

Agrology S.A.’s purpose is engaging in contributing to, associating with or investing capital in persons or companies organized or to be organized or natural persons in Argentina or abroad by means of purchasing securities, shares, debentures, any kind of real estate property and instruments from any of the systems created or to be created and to manage and administer the equity interests in the companies it may control.

3.	FyO Trading S.A.

On February 27, 2008, FyO Trading S.A. was organized and its common stock is made up by 3.63% held by Cresud and 96.37% held by FyO.com. The capital stock amounts to Ps. 20 and is subscribed and paid in.

4.	Name change of Agropecuaria Cervera S.A

On November 12, 2008, the Extraordinary Shareholders’ Meeting of Agropecuaria Cervera S.A. approved the corporate name change to “Agropecuaria Anta Sociedad Anónima”, hence amending section 1 of the bylaws.

On December 17, 2008, formalities were approved by the Province of Salta´s IGPJ (Provincial regulatory agency of business associations) and was registered as of March 6, 2009.

5.	Republic of Bolivia and Republic of Uruguay

Under a series of transactions that constitute for Cresud a new expansion of the agricultural and livestock Business in South America as designed in its business plan, the Company through its affiliates Agrology S.A., Inversiones Ganaderas S.A. and Agropecuaria Anta S.A. (formerly Agropecuaria Cervera S.A.) has organized companies in the Republic of Bolivia and has acquired a company in the Republic of Uruguay.

Hence, the following companies were organized:

Agropecuaria Acres del Sud S.A., Aguaribay Agropecuaria S.A., Calden Agropecuaria S.A., Itin Agropecuaria S.A., Ñandubay Agropecuaria S.A., Ombú Agropecuaria S.A., Yatay Agropecuaria S.A. and Yuchan Agropecuaria S.A.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 9:	(Continued)

whose shareholders are: Agrology S.A. holding a 95.12% interest, Inversiones Ganaderas S.A. and Agropecuaria Anta S.A. holding a 2.44% interest each. Such companies in Bolivia (except Agropecuaria Acres del Sud S.A.) acquired plots of land for the agricultural exploitation which are described in Note 10.A.2. Thus, Cresud holds a 99.99% interest in such companies, engaged in agricultural exploitation.

Additionally, during October 2008, the Company acquired through its affiliate Agrology S.A. 100% of the common stock of a company called Helmir S.A., located in Republic of Uruguay whose corporate purpose is broad.

6.	Expanding business into the Republic of Paraguay.

Under the framework of a series of transactions that constitute for Cresud a new expansion of the agricultural and livestock businesses in South America, on September 3, 2008, the Company executed jointly with Carlos Casado S.A., an Argentine company owning large stretches of land in southern Paraguay, a framework agreement by which it was decided to generate synergy between both companies to do business on the real estate, agricultural and livestock, and forestry markets, as well as series of related agreements aiming at formalizing the productive coalition between both companies.

Within such context, Cresud participates together with Carlos Casado (with a 50% interest each) in Cresca S.A. a stock company organized under the law of the Republic of Paraguay, under which Cresud will assume the capacity of advisor under an advisory agreement, for the agricultural, livestock and forestry exploitation of an important rural area in Paraguay (hereinafter the “Property”) and possibly of up to 100,000 hectares also located in Paraguay, derived from the option exercised by the Company, granted by Carlos Casado S.A.

The advisory agreement shall be valid for 10 year terms as from the date the framework agreement is executed and will automatically renewed for two additional 10-year period as from maturity date of the original period, in turn being able to be renewed after the expiration of the additional period.

Cresud has additionally executed a pre-purchase agreement as committed to acquire for a 50% interest in 41,931 hectares in Paraguay, owned by Carlos Casado S.A. for a total and agreed-upon amount of US$ 5.2 million in turn, to be contributed in kind to the Company aiming at developing the agricultural and forestry business in the neighboring country.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 9:	(Continued)

On January 23, 2009, Agrology S.A. directly and indirectly controlled by 99.99% by Cresud made a contribution in kind to the Paraguayan company, Cresca S.A. Such contribution is made up of undivided 50% of five plots of land with whatever they have on, located in Mariscal José Félix Estigarribia, Dept. of Boquerón, Chaco Paraguayo, Republic of Paraguay, for 41,931 hectares, acquired from the Company Carlos Casado S.A.

Consequently, together with Carlos Casado S.A.’s contribution, the total contribution to Cresca S.A. stands at US$ 10.5 million.

On February 3, 2009, the previously called general shareholders’ meetings were held at Cresca S.A. headquarters, whose agenda included among other matters, the capital increase and the issuance of shares of such company as well as the ratification of those agreements that are among the transactions that together with Carlos Casado S.A. had been planned and that at present Cresud will develop through our affiliate, Agrology S.A.

Likewise, on that date, the amount of US$ 5.1 million was paid for the balance of the price originated by the capital contribution made by Carlos Casado S.A. to Cresca S.A. on behalf of Agrology S.A. and which resulted from the in-kind contribution of five plots of land located in The Republic of Paraguay, as it was mentioned opportunately.

7.	Investment in Cactus Argentina S.A.

On June 30, 2009, Agrology, by means of its affiliate Helmir S.A. executed with the company Cactus Feeders Inc. an agreement to purchase shares of the company Cactus Argentina S.A.

By means of this agreement, Helmir S.A. acquired 3,294,667 registered, nonendorsable shares of common stock with a face value of Ps. 1 each, entitled to 1 vote per share of Cactus Argentina S.A., representing 12% of the common stock of such company, at a price of US$ 1.2 million, which will be paid on June 30, 2010, plus interest at 4% p.a. (See Note 12.2.a).

The debt is secured by a promissory in favor of Cactus Feeders Inc. for US$ 1.2 million, falling due on June 30, 2010. Likewise, a first degree security interest in favor of Cactus Feeders Inc. on the 3,294,667 shares acquired to secure the established payment.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 9:	(Continued)

B.	Real Estate Business

1.	IRSA Inversiones y Representaciones Sociedad Anónima

a.	Acquisition of the Palermo Invest S.A. (“Palermo Invest”)

In October 2006, IRSA acquired the remaining 33.33% from Palermo Invest S.A. to GSEM/AP Holdings, L.P., for an aggregate purchase price of US$ 18 million, at the date of the contract paying US$ 9 million. The remaining balance will be paid in three equal and consecutive instalments of US$ 3 million, the first due in October 2007, which will accrue 9% annual interest to be paid quarterly.

b.	Creation of CYRSA – Horizons Project

In January 2007, IRSA acquired the total share of the company named Rummaala S.A. (“Rummaala”), the main asset of which was a plot of land located in Vicente López, Province of Buenos Aires. The purchase price was US$ 21.2 million, payable as follows: (i) US$ 4.3 million in cash and (ii) by delivering certain units of the building to be constructed in the plot of land owned by Rummaala in the amount of US$ 16.9 million, within a 4-year term as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance with, the shares acquired were pledged.

Simultaneously with the above transaction, Rummaala acquired a plot of land adjacent to its own in the amount of US$ 15 million, payable as follows: (i) US$ 0.5 million in cash; (ii) by delivering certain units of buildings Cruceros I and II owned by the Company in the amount of US$ 1.2 million and (iii) by delivering certain units of the building to be constructed in the land acquired in the amount of US$ 13.3 million, within a 40-month term considered as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance, IRSA’s property located at Suipacha 652 was mortgaged. In April, 2007, IRSA constituted CYRSA S.A., to have a legal entity that allows developing a specific project together with one or more investors having the required knowledge and expertise. In August 2007, CYRELA is incorporated with the ownership of 50% of CYRSA capital stock.

In the same act, IRSA contributed 100% of the shareholding of Rummaala and the liability in kind related to the acquisition of a plot of land to CYRSA in the amount of Ps. 21,500 and CYRELA contributed Ps. 21,500 (amount equivalent to the net value of the shares contributed by IRSA).

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 9:	(Continued)

From May 2008, Rummaalá continued the marketing process of the building units to be constructed on the plot referred to above called “Complejo Horizons”.

Certain clients have made advances by means of signing preliminary sales contracts for 99% of the units to be marketed, which are disclosed in “Customer advances”.

The sale prices set forth in these preliminary sales contracts are made of a fixed and determined portion and another portion to be determined in line with the future construction expenses.

The buyer can choose from the following purchase plan:

•	The balance is cancelled in installments and is fully paid at the time of transfer and signature of deeds.

•

Partial cancellation will be on installments payable up to the time of transfer / signatures of deeds, the remaining balance to be financed during 90 months´ term with units having mortgaged guarantees.

•	The amounts received are recorded in advances from customers.

IRSA has committed to transfer the functional units before February 2011 to the latest.

As of the date of these financial statements, the conditions for the recognition for the transaction have not been net.

c.	Quality Invest S.A.

In August 2007, IRSA (through its subsidiaries) constituted Quality Invest S.A. with the purpose of associate or invest capitals and transactions with financial instruments, with the exception of any activities comprised in the Financial Entities Legislation and any other that would require public bidding.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 9:	(Continued)

As of the date of these financial statements, Quality Invest has not started operations yet.

d.	Share holding in a foreign company

In July 2008, IRSA (through its subsidiaries) acquired a 30% interest in “Metropolitan 885 Third Ave. LLC” (or “Metropolitan”) whose equity is composed of an office building known as “Lipstick Building” and debt related to that asset. The transaction included the acquisition of (i) a put right exercible until July 2011 to sell a 50% portion of the interest acquired at the same value paid plus interest at 4.5% per annum and (ii) a right of first offering to acquire a 60% portion of the 5% interest currently held by another shareholder. The price paid in this transaction was US$ 22.6 million.

At June 30, 2009, Metropolitan had incurred losses in excess of the book value at which IRSA carried this investment arising mainly from the allowance for impairment booked in connection with the Lipstick Building. IRSA’s share in these losses exceeds value of the investment booked by IRSA. Therefore, the investment was valued at zero and a liability was recognized and recorded under “Other liabilities” for US$ 1.5 million (equivalent to the maximum amount that IRSA has agreed to contribute in the event of being required to fund Metropolitan’s operations). The put right was revalued accordingly and adjusted to its value at year-end, estimated at US$ 11.8 million and disclosed under Other receivables.

e.	Acquisition of shares in Banco Hipotecario

In fiscal year 2009, IRSA (through its subsidiaries) acquired, in arm’s length conditions, from Dolphin Fund PLC and from Inversiones Financieras del Sur S.A., 143,627,987 directly from markets and shares in Banco Hipotecario in exchange for Ps. 107.6 million. The transaction was recognized by the “acquisition method”. As a result of these acquisitions, as of June 30, 2009 IRSA held a 21.34% interest in Banco Hipotecario’s capital stock.

In addition, in the course of this fiscal year and owing to the expiration of the Total Return Swap executed on January 29, 2004, Banco Hipotecario received treasury shares totaling 71.1 million which are available for the term and in the conditions prescribed by Section 221 of the Argentine Companies Law.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 9:	(Continued)

Given the repurchase of treasury shares by its related company, IRSA’s interest rose from 21.34% up to 22.40%. This transaction was also recognized by application of the acquisition method.

The gain resulting from these two transactions was Ps. 142.6 million.

f.	Purchase of Manibil S.A.’s shareholding

In May 2008, IRSA bought a 49% shareholding in Manibil S.A. from Land Group S.A. Manibil S.A. had been created to transact business in real estate and construction and to carry out financial transactions. The Company made contributions proportional to its shareholder possession for Ps. 23.9 million.

By virtue of the contracts signed, IRSA agreed not to transfer its shares or any rights related thereto for a term of three years.

g.	Acquisition of companies in the Oriental Republic of Uruguay

In the course of this fiscal year, IRSA acquired a 100% stake in Liveck S.A. (a company organized in the Oriental Republic of Uruguay). In June 2009, Liveck acquired a 90% interest in the equity of the companies Vista al Muelle S.A. and Zetol S.A., both of which own real estate located in the Canelones Department in the Oriental Republic of Uruguay for a total amount of US$ 6.6 million. US$ 2.1 million of the preceding amount have already been paid. The balance will be paid in five US$ 0.9 million installments plus an annual 3.5% interest rate on the outstanding balance. Upon conducting the above transaction, an option was granted to the sellers for them to collect the outstanding balance in the form of 12% of the constructed square meters. To secure compliance with the obligations assumed by Liveck S.A., Ritelco S.A. tendered a surety bond that covers 45% of the outstanding balance plus interest and the seller’s option right. On June 30, 2009, IRSA sold to Cyrela Brazil Realty S.A. a 50% portion of its ownership interest in Liveck S.A. for US$ 1.3 million, with the surety bond decreasing to 50% of the originally tendered amount.

2.	Alto Palermo S.A.

a.	Increase in Equity Interest in Mendoza Plaza Shopping S.A.

On September 29, 2004, upon executing the agreement of the purchase contract of the Mendoza Plaza Shopping S.A. shareholding, APSA subscribed an agreement with Inversiones Falabella Argentina S.A. by which the latter had the irrevocable right for a put-option of its shares in Mendoza Plaza Shopping S.A. (put) to APSA, which may be exercised until the last working day of October 2008, for US$ 3 million as expressly agreement established in the contract.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 9:	(Continued)

On June 30, 2008, Inversiones Falabella Argentina S.A. formally notified the put exercise previously granted by which this company sold to Alto Palermo S.A. (APSA) 2,062,883 nonendorsable, registered shares of common stock, Class A, with face value of Ps. 1 each and with 5 voting rights per shares and 2,062,883 nonendorsable, registered shares of common stock, Class B, with face value of Ps. 1 each and with 1 voting rights per shares , thus acquiring 5% (five percent) of the shares on behalf of Shopping Alto Palermo S.A.

Total shares acquired represented 14.6% of the common stock of Mendoza Plaza Shopping S.A. at the price of US$ 3 million established in the respective option agreement (equivalent to Ps. 9,090). Such price was full paid in by APSA on July 2, 2008, when the respective deed to close both companies was executed.

The shares acquired on behalf of Shopping Alto Palermo S.A. (SAPSA) were transferred to such company on July 2, 2008 by means of a Shares Assignment Agreement and the amount paid of US$ 1 million will be returned to APSA on October 2, 2008. As from January 1, 2009 Mendoza Plaza Shopping S.A. merged into Alto Palermo S.A.

b.	Exercise of option

During August 2007, APSA exercised an option for the subscription of additional shares representing 75% of the common stock and votes of a company which purpose is the development of a cultural and recreational complex in the Palermo district of the Autonomous City of Buenos Aires.

This option is subject to the fulfillment of certain essential conditions such as the approval of the project by the pertinent authorities and the authorization of this operation by the National Commission for the Defense of Competitiveness, among other, which as of the date of these financial statements have not yet been complied with.

The price of the option was fixed in US$ 0.6 million and it has been fully cancelled.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 9:	(Continued)

Should the previously mentioned conditions are to occur APSA shall make a total investment of US$ 24.4 million. Due to the various interpretations between APSA and the subscribers of such option as to whether the conditions precedent have taken place, parties have exchanged letters and drawn minutes disclosing their respective positions.

As of the closing date of these Financial Statements the Company granted loans for amount of US$ 1.1 million, which is disclosed in other receivables and prepaid expenses, net – loans granted.

This option has been accounted for in Non-Current Investments advances for purchase of share.

c.	Acquisition of a commercial center goodwill

On December 28, 2007, Alto Palermo S.A. (APSA) signed an agreement for Partial transfer of Goodwill with INCSA for acquiring one of the parts of the net assets established by a Commercial Center where “Soleil Factory” currently develops activities. The transaction is being subject to certain conditions. The total price of the operation is US$ 20.7 million of which US$ 8.1 million were paid at the time the preliminary purchase contract was entered into. Such disbursement was recorded as a financial advance for fixed assets purchase.

Once the definitive signature of the net assets transference has taken place, the remaining amount of US$ 12.6 million will accrue 5% annual interest plus VAT, which will be repaid in 7 annual and consecutive installments. The first interest installment will be paid 365 days after the contract is signed and together with the payment of the last interest installment the total capital owned will be cancelled.

Furthermore, APSA signed an offering letter for acquiring, building and running a commercial centre in a real estate owned by INCSA located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subject to certain conditions, one of these being that APSA partially acquires from INCSA the net assets established by the commercial center that develops activities in “Soleil Factory”. The price of this transaction is US$ 1.3 million, of which US$ 0.05 million were paid on January 2, 2008. This payment was recorded as advance for purchase of fixed assets.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 9:	(Continued)

d.	Acquisition of Córdoba Shopping

On July 7, 2006 Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. subscribed a sale contract of shares for the purchase of all the shareholding of Empalme S.A.I.C.F.A. y G., owner of the Córdoba Shopping Villa Cabrera. Such transaction was subject to certain events of default, among which the approval by The National Anti-Trust Commission which was formaly granted and notified on December 20, 2006.

The price agreed upon for such transaction was set a gross amount of US$ 12 million plus a variable amount arising from the adjustment after year end (originally established in the contract), which was determined in Ps. 3,961. Empalme was incorporated on December 31, 2006. During December, 2008, APSA and Shopping Alto Palermo S.A. paid an amount of US$ 2.1 million related to the fourth and last installment of capital and interest. To secure the unpaid purchase price, it has been pledged in favor of the sellers 100% of Empalme´s shares. With the cancellation of the abovementioned installment, the encumbrance was lifted.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, including 106 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, city of Córdoba. This investment represents a significant growth opportunity in the commercial centers segment. It will also be in line with the expansion strategy and presence in the most important cities inside the country.

As from January 1, 2009 Empalme S.A.I.C.F.A. y G. merged into Shopping Alto Palermo S.A.

e.	Capital increase and irrevocable contributions to Tarshop S.A.

During the course of fiscal year 2009 and due to the international financial context, Alto Palermo S.A. has had the need to review the general or specific economic prospects for the Tarshop’s business, taking various measures, all of which tend to strengthen the business upon the prevailing economic conditions.

To meet the growing volatility in the international financial context and provide Tarshop S.A. with a capital base according to the current market conditions, during first quarter of fiscal year 2009, Alto Palermo S.A. decided to participate in the capital increase of Tarshop S.A. for up to the amount of Ps. 60 million, increasing its equity interest in Tarshop S.A. from 80% to 93.4%.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 9:	(Continued)

Some of the measures implemented during fiscal year 2009 were:

(i) Readapting the operating structures under the new business context

(ii) Adapting cash and financing plans for consumption at stores

(iii) Amendment to the credit origination policies

(iv) Strengthening collection management

(v) Analyze and implement new funding tools

During the second quarter of fiscal year 2009, Alto Palermo S.A. has provided financial assistance to Tarshop S.A. for Ps. 105 million, then accepted as irrevocable capital contributions. This measure was adopted to strengthen its financial position, meet operating expenses and reposition Tarshop S.A. on the market.

NOTE 10:    PURCHASE, SALES AND BARTER OF PROPERTIES

A.	Agricultural Business

1.	Sales of plots of land belonging to “El Recreo”

On July 24, 2008, IGSA completed the sale of two parcels of 1,829 hectares of the “El Recreo” farm, located in the Province of Catamarca. The transaction was closed at US$ 0.4 million, which were paid as follows: US$ 0.1 million at the time of the sales deed and the balance of US$ 0.3 million to be paid in two annual and consecutive installments plus interest equivalent to the Libor rate plus 3%. The first of them was collected after the closing date of these financial statements.

Income for such transaction was recognized in the year-ended June 30, 2008 as provided by FACPCE Technical Resolution No. 17 caption 5.11.2.

2.	Acquisitions of land in the Republic of Bolivia

a) On July 28, 2008, the Company acquired “Las Londras” farm, a 4,566 hectare property located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$ 11.4 million, of which US$ 1.1 million was paid and US$ 3.8 million in January 22, 2009 date in which the contracts’ protocol was signed. The remainder balance as of the date of the financial statements will be paid without interests in 24 month of the referred date. For the outstanding balance of such real estate property, a mortgage was established in favor of the sellers effective through the last payment date.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 10:	(Continued)

b) On July 28, 2008, the Company acquired “San Cayetano” and “San Rafael” farms, a 883 hectare and a 2,969 hectare properties located in the Province of Guarayos, Bolivia for an aggregate purchase price of US$ 8.8 million out of which US$ 0.9 million was paid and US$ 2.9 million in November 19, 2008 date in which the contracts’ protocol was signed. The remainder balance as of the date of the financial statements will be paid without interests in 24 months of the referred date. For the outstanding balance of such real estate property, a mortgage was established in favor of the sellers effective through the last payment date.

c) On July 28, 2008, the Company acquired “La Fon Fon” farm, a 3,748 hectare property located in the Province of Obispo Santiesteban, Bolivia for an aggregate purchase price of US$ 8.6 million out of which US$ 1.4 million was paid and US$ 2.3 million in November 19, 2008 date in which the contracts’ protocol was signed. The remainder balance as of the date of the financial statements will be paid without interests in 24 month of the referred date. For the outstanding balance of such real estate property, a mortgage was established in favor of the sellers effective through the last payment date.

B.	Real Estate Business

1.	IRSA Inversiones y Representaciones Sociedad Anónima

a.	Barter agreement Caballito (Koad)

As of June 30, 2009, out of the total stipulated, Koad has delivered 42 parking spaces. Additionally, preliminary sales agreements have been signed over 41 functional units to be received. These units have been measured at their net realization value, which generated income for Ps. 4,960 from this transaction.

b.	Purchase option of República Building

In April 2008, IRSA acquired a building known as “República Building”, a property located in Tucumán 1, Autonomous City of Buenos Aires. The company paid US$ 70.2 million partially financed by a mortgage loan from Banco Macro for an amount of US$ 33.6 million accruing interest at fixed rate of 12% per annum and payable in five equal, annual and consecutive installments as from April 2009.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 10:	(Continued)

IRSA consulted with the Argentine Anti-Trust Commission (CNDC) as regards the need to notify such operation as one of economic concentration. The CNDC resolved that, in effect, such operation had to be reported, challenged this ruling judicially. As of the date of these financial statements, there was no final sentence as to this matter.

c.	Acquisition and sale of Bouchard building

In March 2007, IRSA acquired the building known as “Bouchard Plaza” (including in place leases contract), for an aggregate purchase price of US$ 84 million.

In April, 2008 the notice of the operation was filed with the Argentine Anti-Trust Commission. As of the date of these financial statements the commission has not issued the resolution yet.

In January, 2008, the Company sold to Compañía Técnica Internacional Sociedad Anónima Comercial e Industrial (Techint) and the undivided 29.85% interest in Bouchard Plaza Building (including in place leases contracts) for an aggregate price of US$ 34.4 million. The gain on the sale was of Ps. 19.0 million. The operation was authorized by the enforcement authority on June 10, 2009.

The operation was authorized on June 10, 2009.

d.	Acquisition of 50% of Bankboston building

In August 2007, IRSA acquired the 50% of the building known as “Tower BankBoston” (including in place current leases) located at Carlos María Della Paolera No. 265, Autonomous City of Buenos Aires for a total consideration of US$ 54 million.

This acquisition has been accounted as a business combination (See Note 3.e.).

IRSA consulted with the National Argentine Anti-Trust Commission (NCDC) as regards the need to notify such operation as one of economic concentration. The CNDC decided that effectively the operation referred should be notified and IRSA challenge this rulling judicially. As of the date of these financial statements there was no final sentence as to this matter.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 10:	(Continued)

e.	Acquisition of Museo Renault

In December 2007, IRSA acquired certain functional units (including in place leases contracts) of the “Palacio Alcorta” (also known as “Museo Renault”) for the total consideration of US$ 3.2 million.

This acquisition has been accounted for as a business combination. (See Note 3.e.).

f.	Barter transaction with CYRSA

IRSA signed with Cyrsa a deed of exchange for US$ 12.6 million by which IRSA handed over to Cyrsa a plot of land in the Caballito neighborhood. On its part, Cyrsa committed itself to build a housing real estate development in such plot. In a first stage two buildings will be constructed and a third future building will be developed in the second stage, upon Cyrsa´s election.

As consideration Cyrsa payed US$ 0.12 million and the balance will be cancelled by handing over 25% of the functional units of the buildings to be constructed in the plot of land.

If Cyrsa decides not to construct the third building by June 2010, then IRSA will receive the functional unit having the right to over-raise the future third building.

To guarantee the compliance with its obligations Cyrsa has mortgaged the plot of land in the amount of US$ 12.6 million.

This transaction generated a gross result before taxes of Ps. 29,081 which was eliminated in accordance with the ownership of Cyrsa.

2.	Alto Palermo S.A.

a.	Acquisition of the building known as Ex- Escuela Gobernador Vicente de Olmos (City of Córdoba)

In November 2006, APSA participated in a public bidding organized by the Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the city of Córdoba. The building covers 5,147 square meters and part of the commercial center known as “Patio Olmos” is currently operating in the building, developed in four commercial plants and two parking basements.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 10:	(Continued)

The commercial center also includes two neighbor buildings with cinemas and a commercial annex connected to the bidding sector and legally related through easement agreements.

The building is under a concession agreement, which APSA was assigned, effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these financial statements, the concession is at the 208 month, with a current monthly fee of Ps. 12.6 while the next increase is scheduled for the 234 month.

The offer made by APSA to purchase such property was Ps. 32,522, payable as follows: 30%, or Ps. 9,772 upon being awarded and the remaining balance of Ps. 22,750 upon signing the ownership title deed.

On November 20, 2006 APSA was notified that the bid had been awarded, having paid in due course 30% of the price offered according to the terms provided in the bidding terms and conditions.

Likewise, on January 15, 2007, APSA was notified by the National Anti-Trust Commission of two claims made with such agency by an individual and by the commercial center concession agent as regards this transaction. On February 1, 2007, such claims were responded.

On June 26, 2007, APSA was notified of a resolution issued by such agency by which it was resolved to open the summary proceedings under case file No. 501:0491102/2006 of the Registry to the Ministry of Economy and Production styled “Grupo IRSA et al in re. infringement to Law No. 25,156 (C 1163)” under section 30 Law No. 25,156.

On September 25, 2007, the transfer deed was signed with the Government of the Province of Córdoba for the building in which Patio Olmos Commercial Center is currently operating. The transference of the respective concession contract was also entered into. In such operation, the balance of the price agreed for Ps. 22,750 was cancelled. As of June 30, 2009 APSA has recorded this transaction as non - current investments.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 10:	(Continued)

On January 24, 2008 APSA received a note of the National Anti-Trust Commission, record N º S01/0477593/2007 (DP No. 38) by which it is requested to report and deliver the pertinent documentation on the matter related to such operation.

On November 8, 2007, Law No. 9,430 declared that two (2) rehearsal halls of about 400 square meters and 531 square meters each were of public usefulness and subject to expropriation. These two areas are located in the property acquired by the tender, but are not part of the leased areas and, consequently, were acquired with such property, establishing also that the real property to be subdivided to proceed to the partial expropriation provided.

On August 21, 2008, APSA challenged the valuation for Ps. 533 carried out by Consejo General de Tasaciones de la Provincia de Córdoba (General Valuation Office for the Province of Córdoba) under the previously mentioned expropriation. To date, APSA is waiting that the Province of Córdoba initiates the respective expropriation trial.

It should be noted that the agreed upon covenants by the Province and APSA upon the acquisition established that the use of the portion of the expropriated property was reserved for the Province of Córdoba through the year 2032 for the use of such rehearsal halls.

b.	Barter with Condominios del Alto S.A.

On October 11, 2007, APSA subscribed with Condominios del Alto S.A. a barter contract in connection with an own building, plot 2 G, located in the City of Rosario, Province of Santa Fe.

As partial consideration for such exchange contract, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favour of APSA of the following future real estate: (i) Fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) Garages, which represent and will further represent jointly 15% of the own covered square meters of garage in the same building. The parties have determined that the value of each undertaking is of US$ 1.1 million, which is included in Inventories units under construction.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 10:	(Continued)

As a complementary consideration in favour of APSA, Condominios del Alto S.A. paid APSA US$ 0.015 million. Also and in guarantee for the obligations assumed: (i) Condominios del Alto S.A. charged a first degree mortgage and degree of privilege in favour of APSA on Plot 2 G in the amount of US$ 1.1 million; (ii) established a security insurance of which APSA will be assigner of the insured amount of US$ 1.6 million; and (iii) the shareholders of Condominios del Alto S.A. are the guarantors of the obligations of the latter up to the amount of US$ 0.8 million.

In addition, APSA granted Condominios an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for US$ 2.3 million, a value that the parties have determined for each of their considerations. The above mentioned amount is included in inventories, net.

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of APSA of the following future real state: (i) Fourty two (42) Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominions del Alto S.A. will construct in Plot H; and (ii) Fourty seven (47) garages, which represent and will further represent jointly 22% of the own covered square meters of garage units in the same building.

c.	Acquisition of Beruti plot of land

On June 24, 2008, APSA acquired from DOWLER COMPANY S.A. the Plot of land located at Beruti 3351/3359, between Bulnes street and Coronel Díaz avenue in Buenos Aires City, located in near the shopping mall as “Shopping Alto Palermo S.A.”, a location considered to be strategic for the Company.

The transaction was executed for a total price of US$ 17.8 million out of which, as of the closing date of these financial statements US$ 13.3 million had been paid and the remaining unpaid balance will be paid of in one installment US$ 4.5 million which due in february 2010 and do not accrue interest. To secure compliance with the settlement of the unpaid balance, the plot of land has been encumbered with a first mortgage in favor of Dowler Company S.A. Such plot of land is disclosed in the account “non-current investments”-Undeveloped parcels of land.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 10:	(Continued)

d.	Purchase of the Anchorena street building

On August 7, 2008, APSA subscribed a preliminary purchase contract by which it acquired the functional units numbers one and two, covering a surface area of 2,267.5 square meters and 608.37 square meters, located in Dr. Tomás Manuel de Anchorena street, numbers 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounted to US$ 2 million which has been paid on January 15, 2009 when the title deed was signed.

As of June 30, 2009 the total amount paid for the acquired functional units above mentioned was US$ 3.3 million.

e.	Barter with CYRSA S.A.

APSA and COTO Centro Integral de Comercialización S.A. (COTO) on September 24, 1997 granted a title deed by which APSA, which then operated under the name of “Sociedad Anónima Mercado de Abasto Proveedor” (SAMAP), acquired the rights to receive the garage parking slots and the rights to increase the height of the building located between the Agüero, Lavalle, Guardia Vieja and Gallo street, in the Abasto neighborhood.

As of July 31, 2008, a condition barter commitment was executed by which APSA would transfer Cyrsa S.A. (Cyrsa) 112 garage parking slot and the rights to increase the height of the property to build a two tower building on the previously mentioned property, upon compliance with certain conditions.

In consideration, Cyrsa would give APSA an amount to be determined in the future of units in the building that would be built equivalent to 25% of square meters, which as a whole will be total not less than the amount of 4,053.50 proprietary square meters to be built. Likewise, if any, Cyrsa would deliver APSA a number of storing units equivalent to 25% of the storing units in the future building.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 10:	(Continued)

Additionally and in the case of the conditions which the transaction is subject to are considered to have been met, Cyrsa would pay APSA the amount of US$ 0.1 million and would carry out the works at the parking slots that APSA would receive from COTO. This amount shall be paid within 30 running days as from the executing the barter deed.

In order for the barter to be effective, is condition the fulfillment of certain provisions essential by COTO.

Possession of the above mentioned assets will be simultaneously granted upon executing the title deed, which will be carried out within 30 running days as from the date on which APSA notifies Cyrsa that conditions precedent.

The total amount of the transaction between Cyrsa and APSA total US$ 5.9 million.

On July 6, 2009, a “Letter of Intent” subscribed by Alto Palermo S.A. was accepted. This “Letter of Intent” states its intention to acquire the plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall. The price established for the purchase stands at US$ 0.5 million, out of which by early July, the amount of US$ 0.05 million was paid as down payment and as consideration of the commitment of not selling the property until November 27, 2009, the date on which the “Letter of Intent” expires.

f.	Merger into Shopping Alto Palermo S.A., Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. Y G.

Shopping Alto Palermo S.A.’s Extraordinary and Unanimous Shareholders’ Meeting held on February 16, 2009, resolved the merger of such company with Mendoza Plaza Shopping S.A. (See Note 10) and Empalme S.A.I.C.F.A. y G.

Thus, there was a capital increase in Shopping Alto Palermo S.A. of Ps. 122,485. The exchange value of shares of Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G. was established at 91,368,699 and 31,116,055 shares of Shopping Alto Palermo S.A., respectively, for 26,844,027 shares of Mendoza Plaza Shopping S.A. and 7,860,300 shares of Empalme S.A.I.C.F.A. y G.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 11:    GRANTED GUARANTEES OF FUTUROS Y OPCIONES.COM S.A.

By means of brokerage of agreement with guarantee, Futuros y Opciones.com S.A. assumes before the purchaser the obligation to comply with the agreement in the event the seller did not deliver the merchandise. This compliance is implemented by returning the amounts agreed upon by such transaction that may be pending delivery, as well as the price difference that may arise between the price at which the agreement was executed and the price of the merchandise on the date the agreement is cancelled.

As of June 30, 2009 and 2008, the balance of brokerage transactions carried out by means of such agreement with guarantee, which was pending delivery, within the established contractual terms, amounted to Ps. 9,075 and Ps. 14,052 respectively.

As of June 30, 2009 and 2008, there are no agreements that failed to be complied with for which the Company may have been claimed in its capacity of guarantor.

NOTE 12:    MEMORANDUM OF UNDERSTANDING TO RENEGOTIATE THE CONCESSION AGREEMENT

On July 2, 2008, Agropecuaria ANTA S.A. (Ex Agropecuaria Cervera S.A.) executed a memorandum of understanding renegotiating the concession agreements for the northern and southern areas of the real estate property of Salta Forestal S.A. The agreements establish that the concessionaire should pay as a concession fee the amount in US Dollars equivalent to a quintal of soybean per harvested hectare of any crop in the northern and southern areas per year. The concession fee is required to be paid on July 1 of each year starting in 2009.

For the purposes of determining the concession fee, 2,000 hectares in the southern area rented out to Compañía Argentina de Granos are excluded.

Additionaly, Agropecuaria ANTA S.A. (Ex Agropecuaria Cervera S.A.) committed to return the 30,000 hectares originally considered as not usable for agricultural purposes under the concession.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 12:	(Continued)

On August 29, 2008, the Memorandum of Understanding was approved by Decree No. 3,766 of the Executive Power of the Province of Salta. Consequently, the disposals contained in the mentioned decree will have effect from the referred date.

NOTE 13:    OPERATIONS WITH DERIVATE INSTRUMENTS

A.	Real Estate Business

As of June 30, 2009, the open operations are as follows:

Forward contracts	Amount (US$)	Maturity	Accumulated gain (loss)
Open operations
Purchase of dollars	4,500,000	12/31/2009	(153)
Purchase of dollars	4,500,000	12/31/2009	(90)

Total	9,000,000		(243)

The income generated by hedging operations is included in “Gain on hedging operations” and includes a gain from cancelled operations of Ps. 9,679 and a loss of Ps. 243 related to open operations.

NOTE 14:    NEGOTIABLE OBLIGATIONS PROGRAM

A.	Real Estate Business

1.	IRSA Inversiones y Representaciones Sociedad Anónima

a.	Convertible notes into common shares

In November 2002, IRSA issued Convertible Notes into shares (IRSA-NOC-2007) for a nominal value of US$ 100 million falling due in the year 2007, bearing interest at an annual rate of 8%, payable semi-annually in arrears. The holder was entitled to exchange each IRSA-NOC-2007 for 1.8347 shares (0.1835 GDS) and had an option to purchase the same number of shares at the exercise price set for the warrant. The convertible negotiable obligations and the option to purchase additional shares matured in November 2007.

Convertible Notes amounting US$ 99.9 million were converted until its maturity. Therefore, the Company issued 183,380,366 common stock. In addition, the Company issued 183,296,821 common stock in exchange of US$ 119.9 million as a result of the conversion of warrants.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 14:	(Continued)

b.	Issuance of non convertible notes

In February 2007, IRSA issued non-convertible Notes (Non convertible notes-2017”) for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Non convertible notes in a nominal value of up to US$ 200 million authorized by the National Securities Commission. Non convertible notes-2017 accrue an annual fixed interest rate of 8.5%, payable every six months, starting in August, 2007. The Principal will be fully paid on maturity. Non convertible notes-2017 contain customary covenants including restrictions to pay dividends in accordance with certain limits. As of June 30, 2009 the notes are net of issuance cost amounting to Ps. 875 current and Ps. 5,831 non-current.

c.	Purchase of Alto Palermo Convertible Notes

During the fiscal year, the Company bought Alto Palermo notes (Nominal Value US$ 120 million and due 2017), for US$ 39.6 million in par value at an average US$ 0.46 quoted price. The total amount paid was US$ 19.3 million. This transaction generated Ps. 74,285 income.

In addition, the Company acquired Alto Palermo notes (Nominal Value Ps. 154 million and due 2012) for a nominal value of Ps. 46.5 million, at an average Ps. 0.61 quoted price. The amount paid amounted to US$ 8.2 million. This transaction generated Ps. 18,363 income.

2.	Alto Palermo S.A.

a.	Issuance of unsecured convertible notes

On July 19, 2002, APSA issued Series I of Unsecured Convertible Notes (“ONC”) for up to US$ 50 million with a face value of Ps. 0.1 each. That series was fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Convertible Notes are as follows:

•	Issue currency: US dollars.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 14:	(Continued)

•

Due date: On May 2, 2006, the Meeting of Obligees decided to postpone the original due date of original maturity to July 19, 2014 and, for this reason, the Unsecured Convertible Notes have been classified as non-current in these financial statements. Since the conditions of the CN have not substantially modified, the postponement of the maturity term have not had an impact on these financial statements.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the APSA’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

•

Right to collect dividends: the shares underlying the conversion of the notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

As of June 30, 2009, the holders of Unsecured Convertible Notes into APSA ordinary shares, have exercised their right to convert them for a total amount of US$ 2.8 million, leading to the issuing of ordinary shares of Ps. 0.1 face value each.

As of June 30, 2009 Unsecured Convertible Notes amounted to US$ 47.2 million.

On July 20, 2009, the fourteenth interest installment was cancelled by an amount of US$ 2.4 million.

b.	Issuance of notes

On May 11, 2007, Alto Palermo S.A. issued two new series of notes for a total amount of US$ 170 million.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 14:	(Continued)

Series I corresponds to the issuance of US$ 120 million becoming due on May 11, 2017, which accrue interest at a fixed rate of 7.875% paid semi-annually on May 11 and November 11 of each year as from November 11, 2007. On May 11, 2009 the four interest installment was cancelled by an amount of US$ 4.7 million. The principal of this series shall be fully paid upon at maturity.

Serie II corresponds to the issuance of Ps. 154,020 (equivalent to US$ 50 million). Principal will be settled in seven, equal and consecutive semi- annual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007. On June 11, 2009, the first principal installment of Series II was settled for a total of Ps. 22,003 and the fourth interest installment for a total of Ps. 8,471. Principal amortization and interest payment generated cash disbursements below these amounts because, as mentioned below, as of the date of these movements, a portion of the notes had been repurchased by Alto Palermo S.A.

These issuances correspond to Classes 1 and 2 within the Global Program for Issuing Notes, having a face value of up to US$ 200 million (the “Program”) authorized by the National Securities Commission Resolution No. 15,614 dated April 19, 2007.

During the fiscal year ended June 30, 2009, APSA repurchased US$ 3 million negotiable bonds serie II and US$ 5 million negotiable bonds serie I, which were valued at nominal value and are shown netted from capital and interest payable. Such repurchase generated an income of Ps. 13,202 that is shown in financial results generated by liabilities in the Statement of Income. As of June 30, 2009, the total amounts of negotiable bonds repurchased are US$ 4.8 million of Serie II and US$ 5 million of Serie I.

During the year ended June 30, 2009 IRSA purchased Series I Notes for a face value of US$ 39.6 million. Likewise Cresud purchased Series I Notes for a face value of US$ 38.2 million.

Additionally IRSA purchased Series II Notes for a face value of US$ 46.5 million.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 15:	SIGNIFICANT EVENTS

A.	Real Estate Business

1.	IRSA Inversiones y Representaciones Sociedad Anónima

a.	Investment in Banco Hipotecario

Compensation of the National Government to financial entities as a result of the asymmetric “pesification”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law No. 25,561, Decree 214 and addenda, also provided for covering the negative difference in the net position of foreign currency denominated assets and liabilities resulting from its translation into pesos as established by the above-mentioned regulations, and entitled the Argentine Central Bank to determine the pertinent rules.

Banco Hipotecario S.A. submitted the presentation as regards sections 28 and 29 of Decree 905 Compensation to Financial Entities, as follows:

•

National Government Compensation Bond - US$ 2,012 (section 29, points b, c and d): compensating bond – difference between “pesified” assets and liabilities at Ps. 1.00 for the rate of exchange difference of Ps. 0.40, translated at Ps. 1.40 per US$ dollar: US$ 360,811.

•	National Government Compensation Bond coverage - US$ 2,012 (section 29 point e). Coverage bond – difference between assets and liabilities in US dollars net of the compensating bond: US$ 832,827.

In September 2002 and October 2005, the Argentine Central Bank credited US$ 344,050 and US$ 16,761 in BODEN 2012, respectively, for compensation.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 15:	(Continued)

On August 1, 2005, a note was submitted to the Argentine Central Bank stating the acceptance of the number of BODEN verified by the Superintendence of Financial and Exchange Entities.

In the period beginning in September 2005 and ended in January 2006, subscriptions were made for BODEN 2012 hedging bonds equivalent to US$ 773,531. A supplementary subscription of hedging bonds and detached coupons took place on June 26, 2009, subscribing an original par value of US$ 59,294 in exchange for a payment in cash of Ps. 211,947 as subscription price. In addition, US$ 40,207 were received as matured coupons.

Exposure to the non-financial public sector

Banco Hipotecario S.A. keeps recorded in its financial statements assets with the Non-Financial Public Sector amounting to Ps. 2,884,542 as of June 30, 2009.

As from January 1, 2006, the dispositions of point 12 of Communication “A” 3911 (Communication “A” 4455) became effective, as regards that the assistance to the Public Sector (average measured) cannot exceed 40% of total Assets of the last day of the previous month. Through Communication “A” 4546 of July 9, 2006, it was established that as from July 1, 2007, such limit was modified to 35%. The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities.

To such extent and considering that assets to the Public Sector exceeded the mentioned limit. On January 19, 2006, Banco Hipotecario S.A. reported to the Argentine Central Bank that it will gradually decrease the proportion of assets subject to the exposure to the Public Sector, in line with the amortization and cancellation made by the Government of the bonds received for asymmetric compensation in the currency of issuance. To date, no objections to this issue have been received.

As of June 30, 2009 and 2008 the assistance to the Public Sector arises 24.5% and 25.7%, from total Assets, respectively.

Economic situation

During the last months of year 2008 the world’s principal financial markets have suffered the impact of volatility conditions as well as lack both of liquidity and credit. Consequently, stock-market rates showed a significant fall together with an evident economic deceleration also at worldwide, situation that gradually went reverting during 2009.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 15:	(Continued)

As regards the Argentine Republic, during 2008 stock-markets showed a pronounced downward trend in the price of public and private bonds and a rise in interest rates, country risk and rates of exchange which recovered its value significantly during the first semester of 2009, specially financial instruments issued by the Argentine government.

The Bank’s management is evaluating and monitoring the effects derived from the situations referred to above on the Company and subsidiaries in order to adopt the necessary measures to soften the effects of the global situation therefore, the financial statement of the bank have to be considered in light of the circumstances described above.

Aspects pending of resolution

As mentioned in the notes to the financial statements of Banco Hipotecario S.A. (“Banco Hipotecario”), there are certain aspects that had been objected to by the Financial Institutions Oversight Department of the Central Bank of Argentina (BCRA). These matters are related mainly to:

a)	the accounting records entered for certain transactions involving derivative financial instruments, which, according to the requirements of BCRA, are to be booked in accordance with the criteria laid down by the professional accounting standards, would entail a reduction in shareholders’ equity as of June 30, 2009.

b)	the regulatory treatment of prudential ratios, mainly in connection with the Non-financial public sector credit risk fractioning and counterparty risk and their impact on the minimum capital requirements arising from the agreements and payment of certain transactions involving derivate financial instruments: according to BCRA’s calculations, there might have been a significant under-statement of the amounts deposited as per such ratio as of December 31, 2008,

To book its investment in Banco Hipotecario, the Company uses the bank’s net shareholders’ equity as determined by application of Argentina’s professional accounting standards. Therefore, the aspects referred to in a) above; do not have a significant impact on the Company’s financial statements because they have already been considered in the amounts used to determine shareholders’ equity.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 15:	(Continued)

According to the above-mentioned oversight authorities, the impact on prudential regulations of any confirmation of the objections raised would entail a significant increase in minimum capital requirements and a decrease in the actual deposits of minimum capital requirements that would then mean that the amounts actually deposited are significantly smaller.

2.	Alto Palermo S.A.

a.	Financing and occupation agreement with NAI International II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1, 2009, see Note 10.B.1.f.) executed an agreement with NAI INTERNACIONAL II, INC. by means of which the latter granted a loan for an original principal of up to US$ 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, which are disclosed in fixed assets, net. Such loan initially accrued interest on the unpaid balance at LIBOR plus 1.5%. Interest started to accrue as from April 1999, based on excercising the waiver stipulated in contractual covenants.

Related to the loan agreement, Empalme S.A.I.C.F.A. y G. executed an agreement to occupy the building and the area known as cinema in favor of NAI INTERNACIONAL II, INC. (hereinafter “the Agreement”). The occupation was established for a 10-year period counted as from the starting date and it is automatically extended for four additional five-year periods each. Starting date shall mean the date on which the tenant starts showing to the general public the movies in the cinema building (October 1997).

As agreed, the amounts due for the loan granted to Empalme S.A.I.C.F.A. y G. are set off against payments for the possession generated by the occupation held by NAI INTERNACIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after the last term mentioned in the preceding paragraph, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of:

•	The time-term required to fully repay the unpaid loan amount, or

•	(10) ten years.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 15:	(Continued)

If once the last term has elapsed and there still is an unpaid balance, the Company will be released from any and all obligation to pay the outstanding loan balance plus respective interest thereon.

On July 1st, 2002 NAI INTERNACIONAL II, INC. assigned all the rights and obligations resulting from the agreement to NAI INTERNACIONAL II, INC. – SUCURSAL ARGENTINA; likewise, a new amendment to the agreement was established, whose most important resolutions are as follows:

•

The outstanding debt was de-dollarized (Ps. 1 = US$ 1) under Law No. 25,561 and Executive Decree No. 214/02, and under sections 4 and 8 of the above Decree and supplementing regulations, the benchmark stabilization coefficient should be applied as from February 3, 2002.

•

An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNACIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned real right.

•

The extension agreed was formalized effective January 1, 2002 to suspend the occupation payments due by lessee to owner and the payments on account of principal and interest the owner makes to the creditor for the six-month period as from that date. Payments of those items were reassumed as from July, 2002.

Principal owed as of June 30, 2009 and interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in Customers advances - Lease and pass-through expenses advances for Ps. 18,228.

b.	Neuquén Project

The main asset of Shopping Neuquén S.A., controlled by APSA, is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a Shopping Center, cinemas, a hypermarket, apartments, private hospital and other compatible purposes.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 15:	(Continued)

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built. Such agreement was subject to two conditions, both already complied with, consisting in the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and that the new architectonic project and the extension of the environmental impact research submitted were approved by such Municipality of Neuquén.

Such agreement concluded the case styled “Shopping Neuquén S.A. vs. Municipality of Neuquén in re.: administrative procedural action” pending before the High Court of Neuquén where only Municipality lawyers’ fees are pending payment, which will be borne by Shopping Neuquén S.A. Such fees are booked in the provisions account.

After having obtained the approval, the Company had a 150 days´ term to submit the drafts of the architectonic project, such term maturing on February 17, 2008. However, such drafts presentation took place prior to the referred date. As regards filing thereof, the Municipality of Neuquén made some comments as to feasible solution to the project. An additional term was formally requested to file the new project.

On June 12, 2009, Shopping Neuquén S.A. and the Municipality of Neuquén executed a new agreement by which Shopping Neuquén S.A. undertook to amend the road project previously submitted and to submit a new one and to make such amendments to the general project, which may be required for the new road project to adapt to the general project. The new road project and the amendments to the general project should be submitted within a term of 90 running days as from executing the agreement. After having submitted it, the 30-day term will continue to run, when the Municipality should issue its opinion. The term established to start the works will be 90 straight days as from registering the architectural project, which will include a new road project and the amendments to the general project.

The first work stage (that contemplates the construction of a shopping mall and a hypermarket) should be completed at a maximum 22 month terms starting upon beginning construction. In the case of mailing to comply the conditions established in the agreement, the Municipality of to terminate the agreement and press those charges considered to be required in such sense.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 15:	(Continued)

On June 18, 2009, Shopping Neuquén received from the company G&D Developers US$ 119 for the sale price of a plot of land of about 4,332 square meters located in the whereabouts but is not a part of the plot of land where the Shopping Center will be built, under the negotiations held with the Municipality of Neuquén.

c.	Contributed leasehold improvements - Other liabilities

La Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements, which were capitalized as fixed assets by Mendoza Plaza Shopping S.A. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009), APSA´s subsidiary, recognizing the related gain over 15 year, the term of contract. At closing, the amount of Ps. 86 was pending of accrual.

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of a building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. At closing the amount of Ps. 9,969 was pending of accrual. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A.

Also included are the leasehold improvements to be accrued made by third parties, arising from Alto Palermo S.A. (APSA).

d.	Tarshop S.A. credit card receivables securitization program

Tarshop S.A. has ongoing securitization programs through which Tarshop S.A., a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to master trusts that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trusts - Títulos de Deuda Fiduciaria (“TDF”) and Certificate de Participation (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 15:    (Continued)

Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased, (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements. In consideration of the credits transferred to the Trusts, which have been eliminated from the Tarshop’s S.A. balance sheet, that receives cash (arising from the placement of the debt securities by the Trusts) and CPs issued by the Trusts. The latter are recorded at their values calculated by the equity method of accounting at the closing of the period, net of the corresponding allowances for impairment, if applicable, on the basis of the financial statements issued by the Trusts.

Tarshop agreed to a Consumer Portfolio Securitization Program to secure its long – term financing, thus having direct access to the capital market.

Under this Securitization Program Tarshop S.A. transferred to The Financial Trusts the total amount of Ps. 2,251 during the fiscal year ended June 30, 2009 of credits receivable originated in the use of its clients´ credits cards and personal loans carrying promissory notes. Consequently, T.D.F. Series “A” were issued for Ps. 1,869, T.D.F. Series “B” for Ps. 129,420, T.D.F. Serie “C” for Ps. 1,167, C.P. Series “C” for Ps. 223,054, and C.P. Series “D” for Ps. 12,060.

Tarshop S.A. acquired all the C.P. Series “C” in an amount equal to its nominal value, and all the remaining T.D.F. and C.P. were placed to investors through a public offering in Argentina, with exception of T.D.F. Serie “B” corresponding to Financial Trust Series XXXIX, XL, XLVII, XLVIII, XLIX and L, and T.D.F. Serie C of Serie XLVII. Tarshop S.A. has maintained in its portfolio part of them. Cash reserves for losses in the amount of Ps. 6,686 have been made as credit protection for investors.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 15:	(Continued)

e.	New commercial development

Panamerican Mall S.A. (PAMSA), a company organized in November 2006 between Alto Palermo S.A. (APSA) and Centro Comercial Panamericano S.A. (CCP), with 80% and 20% interests, respectively, is currently developing a new commercial venture in the Saavedra area in Buenos Aires City.

During May 2009, the Shopping mall Dot Baires and hypermarket were opened while multiplex cinema opened in early July. The office building is still at the construction stage. The Project is being carried out by Constructora San José Argentina S.A., a company related to Centro Comercial Panamericano S.A. The progress percentage of the work stood at 87% by the year-end.

Dot Baires Shopping has 4 levels and 3 basements, a covered area of 173,000 m2, out of which 49,731 are square meter for the gross leasable area and includes 153 stores, a hypermarket, a 10 theater multiplex cinema and parking space for 2,200 automobiles. It is the shopping mall with the largest amount of square meters in Buenos Aires City.

As of June 30, 2009, the interest of Alto Palermo S.A. (APSA) in Panamerican Mall S.A. stands at 80%.

Total income from leases for the fiscal year ended June 30, 2009, stands at Ps. 8,510.

As of June 30, 2009, the occupation rate was 99.9%.

Total contributions made by shareholders as regards this project amounts to Ps. 532,420 as of the closing date of these financial statements.

f.	Damages in Alto Avellaneda

On March 5, 2006 there was a fire in the Alto Avellaneda Shopping produced by an electrical failure in one of the stores. Although there were neither injured persons nor casualties, there were serious property damages and the area as well as certain stores had to be closed for repairs. The total area damaged comprised 36 commercial stores and represented 15.7% of the total square meters built. Between the months of August and September 2006 this area was reopened and the operation returned to normal.

As of June 30, 2006 APSA withdrew the proportional part of fixed assets damaged by the fire in an estimated net book value of Ps. 6,265.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 15:	(Continued)

APSA has insurance coverage against all risks and civil responsibility to cover this type of disaster. As of June 30, 2008, the insurance liquidation process related with the insurance coverage previously mentioned has been finished and the final indemnification amount obtained and collected corresponding to this item amounts to Ps. 10,478.

g.	Sale of E-commerce Latina S.A. Shares and purchase of Comercializadora Los Altos S.A. (Altocity.com S.A.´s continuing company) shares

On November 6, 2007, Alto Palermo S.A. and Shopping Alto Palermo S.A. acquired from E-Commerce Latina S.A. 80% and 10%, respectively, of the shareholding of Comercializadora Los Altos S.A. (Altocity.com S.A.´s continuing company) for Ps. 3,264 and Ps. 408, respectively. In the same moment, Alto Palermo S.A. and Shopping Alto Palermo S.A. sold to IRSA Inversiones y Representaciones S.A. and to Patagonian Investment S.A. 90% and 10%, respectively of the total shareholding of E-Commerce Latina S.A. for Ps. 3,146 and Ps. 350, respectively.

Comercializadora Los Altos S.A. (Altocity.com S.A.´s continuing company) is a company that operates as lessee agent, in relation to the group companies and potential tenant of available places in certain commercial centers.

On November 20, 2007, both APSA and SAPSA assigned to E-Commerce Latina S.A. the receivables registered with IRSA Inversiones y Representaciones S.A. and with Patagonian Investment S.A., respectively, in order to partially cancel the debt for the acquisition of Comercializadora Los Altos S.A. (Altocity.com S.A.´s continuing company). On December 21, 2007 the unpaid balance was cancelled.

h.	Negative Working Capital

At the end of the year, APSA carried a working capital deficit of Ps. 152,416, whose treatment is being considered by the Board of Directors and the respective Management.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 16:	FINANCIAL AND CAPITAL MARKET SITUACION

As from the last months of 2008, the world´s principal financial markets have suffered the impact of volatility conditions as well as lack of liquidity, credit and uncertainty. Consequently, stock-market rates showed a significant fall worldwide together with an evident economic deceleration, situation that gradually went reverting in the last months.

As regards the Argentine Republic, stock-markets showed a pronounced downward trend in the price of public and private bonds which recovered its value significantly during the first semester of 2009. Furthermore the market also showed rise in interest rates, country risk and rates of exchange.

IRSA Inversiones y Representaciones Sociedad Anónima management is evaluating and monitoring the effects derived from the situations referred to above on the Company and subsidiaries in order to adopt the necessary measures to soften the effects of the global situation to protect the assets of the company.

In connection with the quotation value of shares issued of IRSA and its subsidiaries, the IRSA´s management reported that the quotation price of its shares has also been affected, in the understanding that such fall (although IRSA´s shares were increasing during year) does not coincide with the Company´s equity reality or with its true economic situation but that it is a consequence of the current process through which national and international markets are undergoing.

Specifically, Banco Hipotecario’s listed shares have shown a decline in value in the period, although shares were increasing its value during year Management estimates that such variation is not an indication of Banco Hipotecario’s current operating performance.

The factors considered by IRSA include the following: (i) the reasons for such decrease in the quoted value (and whether they concern loan policies, interest rates or the market), (ii) IRSA’s ability and willingness to maintain the investment for a period long enough to recover value, (iii) whether such decrease in value is significant to the Company, (iv) the historical behavior of the variables that caused such decline in value and (v) BHSA’s business fundamentals. Testing for non-temporary impairments in value entails qualitative and quantitative processes subject to several risks and uncertainties. As of the date of these financial statements, Management estimates that the drop in the quoted value of shares is temporary.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 17:    SALES OF REAL ESTATE

In the course of the last nine months, IRSA conducted several transactions for the sale of some office rental properties that made up its portfolio, representative of a gross leasable area of 20,315 square meters in exchange for a total of Ps. 201.3 million. The gross income generated by these transactions amounted to Ps. 119.4.million.

NOTE 18:    ADDITIONAL COMPARATIVE INFORMATION

Aiming at improving comparability of financial statement between periods, we provide additional information about the effect that the additional acquisition of IRSA Inversiones y Representaciones Sociedad Anónima’s shares had on the Balance Sheet, Statements of Income and Cash Flows as of June 30, 2009 and 2008. In such sense, we have consolidated the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima with those of the Company at those dates. As of June 30, 2009 and 2008, directly and indirectly held 55.64%, and 42.13%, respectively.

Consolidated Balance Sheet as of June 30, 2009 and 2008

	June 30, 2009	June 30, 2008
ASSETS
CURRENT ASSETS	1,157,655	1,627,402
NON-CURRENT ASSETS	4,818,401	4,167,248

TOTAL ASSETS	5,976,056	5,794,650

LIABILITIES
CURRENT LIABILITIES	1,313,912	1,001,307
NON-CURRENT LIABILITIES	1,413,278	1,462,277

TOTAL LIABILITIES	2,727,190	2,463,584

Minority interest	1,435,982	1,568,728
SHAREHOLDERS’ EQUITY	1,812,884	1,762,338

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,976,056	5,794,650

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 18:	(Continued)

Consolidated Statement of Income

Corresponding to the fiscal years ended June 30, 2009 and 2008

	June 30, 2009	June 30, 2008
Production profit - Agricultural	(37,931)	44,071
Sales profit – Agricultural business	34,557	41,599
Sales profit - Real estate business	579,357	619,779
Gross (loss) profit - Agricultural business	(3,374)	85,670
Gross profit - Real estate business	579,357	619,779
Gross profit	575,983	705,449
Operating income	215,403	298,454

Total Financial Results	44,656	(129,010)

Net income before income tax and minority interest	311,508	159,761

Net income for the year	124,616	22,948

Consolidated Statement of Cash Flows

Corresponding to the fiscal years ended June 30, 2009 and 2008

	June 30, 2009	June 30, 2008
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the year	521,086	794,706
Cash and cash equivalents at the end of the year	211,676	910,091
Net (decrease) increase in cash and cash equivalents	(309,410)	115,385
Cash flows provided by operating activities	(289,743)	219,760
Cash flows applied to investment activities	(357,386)	(1,171,351)
Cash flows (applied to) provided by financing activities	(241,767)	1,066,976

Net (decrease) increase in cash and cash equivalents	(309,410)	115,385

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 19:	CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

The Company together with its related Company IRSA is currently developing a capitalization program for executive management staff through contributions made by employees and by the Company (the “Plan”).

The Plan is addressed to employees selected by those Companies with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary (the “Participant”) has accepted, he will be able to make two types of contributions: a monthly one (based on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the salary and up to 15% of the annual bonus. On the other hand, the Company contribution will be 200% of the monthly contributions and 300% of the employee´s extraordinary contributions.

Funds collected from participants´ contributions will initially be sent to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which will be approved by the C.N.V. Such funds will be freely redeemed under the requirement of the participants.

The funds arising from the Company contributions will flow to other independent financial means separated from the previous one.

The participants or their successors will have access to 100% of the Program (that is, including Company contributions made in favor of the financial means especially created) under the circumstances that follow:

•	ordinary retirement in line with the applicable working regulations

•	total or permanent disability or inability

•	death.

In case of resignation or discharge without legal justification, the participant will obtain the amounts contributed by Cresud and IRSA only if he has participated in the plan during a minimum term of 5 (five) years, provided certain conditions were complied with.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

As of June 30, 2009 Cresud and IRSA had made contributions to the Plan that amount Ps. 2,887.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 20:	SUBSEQUENT EVENTS

A.	Agricultural Business

a.	Extension of loan due date

On July 30, 2009, Agrology made an offer to Inversiones Financieras del Sur S.A. to extend the agreed-upon due date of the loan inventories in note 10, modifying the amount of GDRS of IRSA investments and Representaciones Sociedad Anónima granted in loan from 1,275,022 to 1,253,942 million which are free of charge and are freely available to Agrology S.A.

b.	Purchase of shares of IRSA Inversiones y Representaciones Sociedad Anónima

After the year-end, the purchase of shares of IRSA Inversiones y Representaciones Sociedad Anónima made by Agrology S.A. stood at 854,051 ADR’s paying for them US$ 4.7 million.

B.	Real estate business

1.	Acquisition and participation in society:

On August 4, 2009, through Real Estate Investment Group (REIG), an entity controlled and managed by IRSA, the Company announced the subscription of 5,700,000 ordinary shares representative of a 10.5% stake in Hersha Hospitality Trust’s common stock (“Hersha”). The total price to be paid by REIG for such shares was US$ 14,250,000. Together with the acquisition of this shareholding, REIG shall be entitled to an option for a five-year term over a further 5,700,000 ordinary shares at a price of US$ 3 per share. Also contemplated in the investment agreements was the appointment of our Chairman and CEO, Mr. Eduardo S. Elsztain, to the position of member of Hersha’s Board of Directors. As a result of this acquisition, IRSA’s total direct and indirect interest in Hersha is 11.33%. Besides, in the event of exercising the options mentioned in this paragraph without any new Class A shares being issued as a result of the exercise by, or conversion in favor of, other option holders, IRSA’s direct and indirect interest in Hersha would amount to 19.68%.

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 73 hotels throughout the United States of America totaling approximately 9,294 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(in thousands of pesos)

Corresponding to the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

Free translation from the original prepared in Spanish for the publication in Argentina.

NOTE 20:	(Continued)

under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

2.	Acquisition of shares in Banco Hipotecario S.A.

In September 2009, Tyrus S.A. (a 100% controlled subsidiary) acquired 4,012,778 ADRs of Banco Hipotecario S.A., representative of 10 class D shares of nominal value Ps. 1 per share, for a total amount of US$ 10 million. IRSA Inversiones y Representaciones Sociedad Anónima acted as guarantor for this transaction.

3.	Merger into Shopping Alto Palermo S.A.

On July 24, 2009, Alto Palermo´s (APSA) Board of Directors resolved to start preparing the respective instruments seeking to carry out the merger of Shopping Alto Palermo S.A. into Alto Palermo S.A. Based on that, the Board of Directors ordered the preparation of special financial statements to evaluate the appropriateness of the previously described reorganization process whose reorganization date is July 1, 2009.

4.	Merger between Fibesa S.A. and Comercializadora Los Altos S.A.

On July 23, 2009, the Boards of Directors of Fibesa S.A. and Comercializadora Los Altos S.A. resolved on the merger of Comercializadora Los Altos S.A. (merged company) into Fibesa S.A. (merging company). Based on that, the Boards of Directors ordered the preparation of special merger financial statements to evaluate the appropriateness of the reorganization process whose reorganization date is July 1, 2009.

Cresud Sociedad Anonima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Free translation from the original prepared in Spanish for

the publication in Argentina

Basic Financial Statements

Corresponding to the fiscal years

ended June 30, 2009 and 2008

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Balance Sheet as of June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

	June 30, 2009 (Notes 1 and 2)	June 30, 2008 (Notes 1 and 2)
ASSETS
Current Assets
Cash and banks (Note 8.a.)	7,620	46,686
Investments (Note 8.b.)	13,507	485,167
Trade accounts receivable, net (Note 8.c.)	42,990	37,093
Other receivables (Note 8.d.)	79,053	75,010
Inventories (Note 8.e.)	86,962	102,044

Total Current Assets	230,132	746,000

Non-Current Assets
Trade accounts receivable, net (Note 8.c.)	2,153	7,049
Other receivables (Note 8.d.)	30,725	129,758

Inventories (Note 8.e.)	74,757	72,532

Investments on equity investees (Note 8.b.)	1,463,153	865,777

Other investments (Note 8.b.)	69,358	21
Property and equipment, net (Schedule A)	274,928	236,577
Intangible assets, net (Schedule B)	1,373	—

Total Non-Current Assets	1,916,447	1,311,714

Total Assets	2,146,579	2,057,714

	June 30, 2009 (Notes 1 and 2)	June 30, 2008 (Notes 1 and 2)
LIABILITIES
Current Liabilities
Trade accounts payable (Note 8.f.)	61,099	44,765
Loans (Note 8.g.)	191,523	193,106
Salaries and social security payable (Note 8.h.)	5,217	5,318
Taxes payable (Note 8.i.)	5,682	9,769
Other liabilities (Note 8.j.)	1,843	1,359

Total Current Liabilities	265,364	254,317

Non-Current Liabilities
Taxes payable (Note 8.i.)	68,045	40,976
Provisions (Schedule E)	286	83

Total Non-Current Liabilities	68,331	41,059

Total Liabilities	333,695	295,376

SHAREHOLDERS’ EQUITY	1,812,884	1,762,338

Total Liabilities and Shareholders’ Equity	2,146,579	2,057,714

The accompanying notes and schedules are an integral part of the financial statements.

Saúl Zang Vice-president I Acting as President

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Operations

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

	June 30, 2009	June 30, 2008
Production income:
Crops	112,135	112,377
Beef cattle	17,130	22,230
Milk	20,213	18,420

Total production income	149,478	153,027

Cost of production (Schedule F.2)
Crops	(151,507)	(78,214)
Beef cattle	(14,928)	(18,202)
Milk	(18,286)	(14,282)

Total cost of production	(184,721)	(110,698)

Production (loss) profit	(35,243)	42,329

Sales
Crops	143,754	86,608
Beef cattle	15,362	32,111
Milk	19,270	17,493
Other	11,495	9,055
Establishments	1,959	23,020

Total Sales	191,840	168,287

Cost of sales (Schedule F.1)
Crops	(127,074)	(75,620)
Beef cattle	(14,019)	(29,842)
Milk	(19,316)	(17,629)
Other	(4,977)	(2,960)
Establishments	(95)	(3,006)

Total cost of sale	(165,481)	(129,057)

Sales profit	26,359	39,230

Gross (loss) profit	(8,884)	81,559

Selling expenses (Schedule H)	(20,818)	(13,240)
Administrative expenses (Schedule H)	(27,807)	(25,479)
Unrealized loss on inventories-crops, raw materials and MAT	(631)	(11,556)
Unrealized (loss) gain on inventories-beef cattle (Schedules F.1 and F.2)	(765)	8,003

Operating (loss) gain	(58,905)	39,287

Financial results:
Generated by assets:
Exchange gains (loss) and discounts	64,311	(32,609)
Interests on acquired Non- Convertible notes	—	(387)
Interest income	24,175	10,889
Gain on hedging operations	22,751	—
Financial results accrued of IRSA and APSA notes	5,395	—
Doubtful accounts (Schedule E)	(120)	(9)
Tax on bank accounts operations	(3,686)	(3,528)
Holding gain and transactions on securities	5,914	2,744

	118,740	(22,900)

Generated by liabilities:
Interest on Convertible Notes	—	(88)
Interest on short-term debts	(25,893)	(23,250)
Others	(1,466)	(663)
Exchange (loss) gain and discounts	(28,252)	2,018

	(55,611)	(21,983)

Other income and expenses, net:
Gain from other fixed assets sales	201	50
Shareholders’ Personal asset tax	(10,625)	(4,574)
Others	1,120	461

	9,304	(4,063)

Gain on equity investees (Note 8 k.)	167,633	34,775
Management agreement fees (Note 5)	(13,641)	(2,171)

Net income before income tax	148,912	22,945

Income tax	(24,296)	3

Net income for the fiscal year	124,616	22,948

The accompanying notes and schedules are an integral part of the financial statements.

Saúl Zang Vice-president I Acting as President

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Changes in Shareholders’ Equity

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008 (Notes 1 and 2)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

	Shareholders’ contributions						Retained earnings		Unappropriated earnings	Transitory conversion differences	Total as of June 30, 2009	Total as of June 30, 2008
	Capital (Note 3)		Inflation adjustment		Paid-in capital (1)	Subtotal	Legal Reserve	New projects Reserve
Items	Common stock	Treasury stock	Common stock	Treasury stock
Balances at the beginning of the year	501,532	—	166,218	—	879,188	1,546,938	15,645	158,744	22,948	18,063	1,762,338	824,954
Conversion of Notes in common stock (Note 13)	—	—	—	—	—	—	—	—	—	—	—	8,519
Exercise of Warrants (Note 13)	—	—	—	—	—	—	—	—	—	—	—	11,162
Exercise of Options (Note 16)	7	—	—	—	30	37	—	—	—	—	37	3,986
Purchase of treasury stock (Note 18)	(30,000)	30,000	(9,942)	9,942	—	—	—	(73,201)	—	—	(73,201)	—
Shareholders meeting held on 10.10.2007:
Increase in common stock	—	—	—	—	—	—	—	—	—	—	—	891,052
Cash dividends	—	—	—	—	—	—	—	—	—	—	—	(8,250)
Shareholders meeting held on 10.31.2008:
Legal Reserve	—	—	—	—	—	—	1,147	—	(1,147)	—	—	—
Cash Dividends	—	—	—	—	—	—	—	—	(20,000)	—	(20,000)	—
Treasury stock dividends	—	—	—	—	—	—	—	—	476	—	476	—
Related companies Law No. 19,550 Section 33:
IRSA (Note 14)	—	—	—	—	—	—	—	—	—	—	—	(8,498)
Transitory conversion differences	—	—	—	—	—	—	—	—	—	18,618	18,618	16,465
Net income for the fiscal year	—	—	—	—	—	—	—	—	124,616	—	124,616	22,948

Balances as of June 30, 2009	471,539	30,000	156,276	9,942	879,218	1,546,975	16,792	85,543	126,893	36,681	1,812,884	—

Balances as of June 30, 2008	501,532	—	166,218	—	879,188	1,546,938	15,645	158,744	22,948	18,063	—	1,762,338

(1)	See notes 2.q., 12.2.a. and 14.

The accompanying notes and schedules are an integral part of the financial statements.

Saúl Zang Vice-president I Acting as President

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Cash Flow

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

	June 30, 2009	June 30, 2008
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the fiscal year	519,852	83,397
Cash and cash equivalents at the end of the fiscal year	15,991	519,852

Net (decrease) increase in cash and cash equivalents	(503,861)	436,455

Causes of changes in cash and cash equivalents
Operating activities
Net Income for the fiscal year	124,616	22,948
Accrued interest during the fiscal year	(9,136)	23,339
Income tax	24,296	(3)
Adjustments made to reach net cash flow from operating activities
Gain on equity investees	(167,633)	(34,775)
Increase in allowances, provisions and accruals	12,175	9,124
Depreciations	5,385	4,518
Unrealized loss on Inventories	1,396	3,553
Financial results	(22,193)	765
Sale result of fixed assets	(2,065)	(20,064)
Changes in operating assets and liabilities
Decrease (Increase) in current investments	261	(12,111)
(Increase) Decrease in trade accounts receivable	(8,634)	4,786
Increase in other receivables	(32,216)	(20,442)
Decrease (Increase) in inventories	9,242	(63,432)
(Increase) in intangible assets	(1,513)	—
(Decrease) Increase in social security payable, taxes payable and advances from customers	(1,416)	5,048
Increase in trade accounts payable	4,707	13,651
Dividends collected	3,240	2,709
Increase (Decrease) in other debts	485	(4,785)

Cash flows applied to operating activities	(59,003)	(65,171)

Investment activities
Increase in interest in equity method investees (except IRSA)	(124,255)	(210,920)
Increase in interest in IRSA	(148,956)	(102,315)
Increase in related companies loans	(6,434)	(109,842)
Acquisition and upgrading of fixed assets	(35,118)	(19,597)
Collections of receivables from sale of fixed assets	7,513	6,391
Sale of fixed assets	2,497	22,570
Acquisition of Convertible Notes of IRSA and APSA	(41,827)	—

Cash flows applied to investment activities	(346,580)	(413,713)

Financing activities
Exercise of Warrants and Options	37	15,148
Cash Dividends paid	(19,524)	(8,250)
Increase in common stock	—	881,117
Increase in financial loans	91,856	76,704
Decrease in financial loans	(97,446)	(45,687)
Decrease in Seller Financing	—	(3,693)
Repurchase of treasury stock	(73,201)	—

Cash flows (applied to) provided by financing activities	(98,278)	915,339

Net (decrease) increase in cash and cash equivalents	(503,861)	436,455

	June 30, 2009	June 30, 2008
Items not involving changes in cash and cash equivalents
Inventory transferred to property and equipment	2,217	1,896
Acquisition of subsidiary company through a decrease of non-current investment	—	37,764
Conversion of non-convertible notes to shares	—	8,519
Increase in property and equipment through an increase in trade receivable debts.	6,835	—
Increase in non-current investments by transitory conversion differences	18,618	—
Tax effect on deferred capital cost allocated to additional paid-in capital	—	9,935
Increase in non-current investments through a decrease in other receivables.	127,613	—
Complementary information
Interest paid	21,887	18,482
Income tax paid	11,935	4,054

The accompanying notes and schedules are an integral part of the financial statements.

Saúl Zang Vice-president I Acting as President

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 1:	ACCOUNTING STANDARDS

Below is a description of the most relevant accounting standards used by the Company in the preparation of these Financial Statements, which have been applied on a consistent basis from the previous fiscal year.

a.	Presentation standards

These financial statements are stated in Argentine Pesos (Ps.), and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), as approved, with resolutions issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (CPCECABA) and the Comisión Nacional de Valores (CNV).

b.	Unifying of accounting standards

On July 8, 2004, the FACPCE and the CPCECABA entered into an agreement with the purpose of unifying technical standards. The latter council issued Resolution CD 93/05 on August 10, 2005 adopting the accounting standards approved by the former including the changes up to April 1, 2005.

The standards referred to above became effective for annual or interim periods financial statements of years started on January 1, 2006. On the other hand, the CNV has adopted the same standards including certain modifications, and has also established their applicability for the fiscal years started as from January 1, 2006 as well.

The changes introduced due to the unifying of accounting standards that have generated significant effects on the Company´s financial statements are:

•

In accordance with the new accounting standards, the Company has decided not to recognize the deferred liabilities generated by the adjustment for inflation on fixed assets and other non-monetary assets. Consequently, additional information on this issue is stated in Note 6.

•	The balance of the “Transitory Conversion Differences” account has to be shown in the statement of changes in stockholders´ equity as from the time the unifying accounting standards became effective.

c.	The effects of inflation

The financial statements have been prepared in constant currency units by recognizing the effects of inflation up to August 31, 1995. As from this date a up to December 31, 2001 the restatement of the financial statements has been discontinued due to that

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 1:	(Continued)

period of monetary stability. As from January 1, 2002 and up to March 2003 the effects of inflation were recognized as it was an inflationary period. As from such date, in accordance with Resolution 441 issued on April 8, 2003 by the CNV, the Company discontinued the restatement of its financial statements. This criterion does not agree with the terms of Resolution MD 041/2003 of the CPCECABA, by which the restatement of financial statements was discontinued as from October 1, 2003. As of June 30, 2009, this change has not generated any significant effect on the Company´s financial statements.

d.	Comparative Information

For comparison purposes, certain reclassifications have been made as of June 30, 2008.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assessments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year.

Estimates are used when accounting for the allowance for doubtful accounts, depreciation and amortization, income taxes, deferred liabilities, transitory conversion differences, provisions for contingencies, accrual for expenses and assets’ recoverable value and classification of the current and non-current assets. Actual results could differ from those estimates.

b.	Local currency assets and liabilities

The local currency assets and liabilities are stated at year-end nominal currency.

c.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency have been valued at the amount of such currency as of the date of the financial statements, converted at the buying and selling exchange rate, respectively, prevailing at year-end.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 2:	(Continued)

d.	Temporary investments

The units of ownership of mutual funds, the mortgage certificates and bonds were valued at quotation value at year-end net of sales expenses. Therefore, interests to collect corresponding to convertible notes of IRSA and APSA which are measured according to the mentioned in Note 2.l. are included. Temporary investments do not exceed their recoverable value at the date of the financial statements.

e.	Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time, provided they are significant.

f.	Credits and short-term and long-term debts

Credits and debts have been valued in accordance with the sum of money delivered and/or received, respectively, net of transaction costs, plus financial results accrued on the basis of the rate estimated at such time as of year-end.

g.	Derivates financial instruments

Forwards relate to cereal commitments deliverable at a previously agreed price and purchase and sale of US dollars.

Premiums collected or paid correspond to options bought or written, respectively, and are included in Other liabilities and Other receivables, respectively.

The assets and liabilities originated in derivatives instruments have been valued at their market value at year-end.

Differences generated by the application of the above mentioned valuation criteria to assets and liabilities from derivative instruments corresponding to crops have been recognized under net income of the fiscal year under “Unrealized loss on inventories – Crops, raw materials and MAT”.

Results of purchases and sales of forward transactions with US dollars operations are included under the Financial Results.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 2:	(Continued)

h.	Other receivables and liabilities

Other receivables and liabilities have been valued on the basis of the agreed values plus interest accrued as of the date of these financial statements.

The non-current VAT credit has been valued based on the best possible estimate of the discounted amount to be used using a rate that reflect the time value of money and the specific risks of the transaction estimated as of the date of these financial statements.

Other receivables and liabilities in foreign currency have been valued at their amount in such currency at year-end, converted to the buyer and seller exchange rate, respectively, prevailing at the year-end closing date.

i.	Balances with related parties

Receivables and payables with related parties have been valued in accordance with the conditions agreed between the parties involved.

j.	Inventories

1)	Biological Assets (Under development): Unharvested crops and Cattle: have been measured at replacement cost of goods and services needed to obtain similar assets, which does not exceed the net realization value (NRV) as of each year-end.

Include:

•	Unharvested crops

•	Calves

2)	Biological Assets (In production): Cattle: Have been measured at the direct replacement cost of a similar asset, acquired to third parties in the markets in which the Company regularly operates, and do not exceed the net realization value (NRV) as of each year-end.

Include:

•	Dairy cattle

•	Breeding cows

3)	Biological Assets (Finished): Cattle: have been measured at their net realization value represented by the respective quotations as of each year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 2:	(Continued)

Include:

•	Steers and heifers

•	Cattle round-up and mares

4)	Farming Products: Crops: have been measured at net realization value, representing the different quotations as of each year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include

•	Harvested crops

5)	Non-biological Assets - Raw material: Seeds and various goods: have been measured at reproduction or replacement cost as of each year-end, which does not exceed the net realization value (NRV).

Include:

•	Seeds

•	Agrochemicals

•	Semen - Cattle raising and dairy

•	Food and by-products

•	Packs and bundles

•	Poles

•	Bags and blankets

•	Silos raw materials

6)	The remaining inventories were valued at replacement cost.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values at the end of these financial statements.

k.	Long term investments in other companies

1.	Investments in subsidiaries and affiliates

The investments in subsidiaries and affiliates in which the Company has control or significant influence have been accounted for under the equity method, as required by Technical Resolution No. 21 of the FACPCE approved by CNV.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 2:	(Continued)

Interests in subsidiaries and affiliates as of June 30, 2009 are as follows:

Subsidiaries and affiliates	% Equity interest
Inversiones Ganaderas S.A.	99.99
Agrology S.A.	97.00
Agropecuaria ANTA S.A. (ex Agropecuaria Cervera S.A.)	90.00
Futuros y Opciones.Com S.A. (1)	66.20
Cactus Argentina S.A. (Note 12.b)	36.00
Agro Uranga S.A.	35.72
IRSA Inversiones y Representaciones S.A. (“IRSA”) (Note 12.d)	50.23
BrasilAgro Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”) (Note 12.a)	19.14
FyO Trading S.A.	3.63
Exportaciones Agroindustriales Argentinas S.A. (Note 12.c)	0.48

(1)	It´s the owner of the 96.37% of the FyO Trading S.A. shares.

The Company presents as complementary information the consolidated financial statements as of June 30, 2009 and 2008 with Inversiones Ganaderas S.A., Agropecuaria ANTA S.A. (ex Agropecuaria Cervera S.A.), Futuros y Opciones.Com S.A., Agrology S.A. and FyO Trading S.A. Additionally, during October 2008, the Company reached a 50.23% interest in IRSA Inversiones y Representaciones Sociedad Anónima; information consolidated with such company is disclosed as from October 1, 2008 until June 30, 2009.

2.	Acquisitions of equity interests in companies

The significant acquisitions of companies are booked according to the “acquisition method” as established by Technical Resolution No. 18. All assets and liabilities acquired from independent third parties are adjusted to reflect their current value.

In such sense, the Company identifies assets and liabilities acquired, including intangible assets such as: lease agreements acquired under conditions upper or lower than market; costs of executing lease agreements in effect (the latter being the market cost that the Company avoids to incur for acquiring lease agreement in effect), the value of trademarks acquired, the value of deposits related to the investment in Banco Hipotecario and the intangible value of customer relationships.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 2:	(Continued)

This identification process and the respective determination of current values call for complex determinations and significant estimates.

The Company use information contained in valuations carried out by independent experts as primary basis to assign the price paid to plots of land, buildings, shopping malls, inventory and hotels of the acquired companies. The amounts assigned to the rest of assets and liabilities are based on independent valuations or in the Company’s own analysis with comparable assets and liabilities. The current value of acquired tangible values considers the value of the property as if it were empty.

As provided by Technical Resolution No. 21, if the value of tangible and intangible assets and liabilities exceeds the price paid, intangible assets acquired are not recognized as they would increase the negative goodwill generated by these acquisitions upon the purchase. Furthermore, as regards the negative goodwill generated, the portion concerning the investees’ expectations of future expenses or losses will be recognized in the statements of income for the same periods in which such expenses or losses are accrued and expensed. The portion that is not concerned with the investees’ expectations of future expenses or losses will be treated as follows: (i) the amount that does not exceed the investor’s interest over the current values of the investees’ identifiable non-monetary assets will be consistently recognized in the statement of income throughout a period equivalent to a weighted average of the remaining useful lives of the investees’ identifiable assets subject to depreciation; (ii) the amount that exceeds the current values of the investees’ identifiable non-monetary assets will be recognized in the statement of income at the time of the acquisition.

If the price paid is larger than the value of the tangible and intangible assets and liabilities identified, the excess is considered to be positive goodwill.

Considering the participation in Cactus acquired during the present fiscal year, according to mentioned in Note 2.k.3, the Company is now analyzing the current values of acquired assets and liabilities identifiable according to the provisions under Technical Resolution No. 21 caption 1.3.1.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 2:	(Continued)

3.	Goodwill

-Negative goodwill

As provided by Technical Resolution No. 21, the negative goodwills have been valued at cost restated as of February 28, 2003 as the case may be, which was calculated as the difference between the value paid and the current value of the equity interest acquired, the latter being determined as established in note 2.k.2.

The amortization of the negative goodwill is recognized over a period equal to the weighted average of the remaining useful life of identifiable assets that are subject to depreciation, which ranges from 20 to 30 years for the IRSA interest and of 5 years for BrasilAgro interest or in an accelerated manner, the party proportional to the negative goodwill so long as IRSA and BrasilAgro disposes its identifiable assets. Amortizations have been classified in the account “Gain on equity investees” in the Statement of Income.

-Positive Goodwill

As provided by Technical Resolution No. 21, the positive goodwill related to the equity interest in IRSA and BrasilAgro has been valued at cost, which was calculated as the difference between the value paid for such investments and the current value of the equity interests acquired, the latter being determined as established in note 2.k.2.

The positive goodwill related to acquiring an additional interest in Cactus, during the present fiscal year, has been valued at cost, which was calculated as the difference between the value paid and the book value of the interest acquired. As to this goodwill, the Company is currently analyzing the current value of assets and liabilities acquired identified as provided by Technical Resolution No. 21, caption 1.3.1.

Upon defining the useful life, the following factors have been considered: (i) nature and expected life of acquired businesses; (ii) stability and expected life of the respective industry branch; (iii) effects that the obsolescence of products, changes in demand and other economic factors may have on the acquired business; (iv) feasibility of maintaining the required disbursement value to obtain future economic benefits from the acquired business and (v) the control period over the acquired business and legal or contractual provisions that may affect its useful life.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 2:	(Continued)

Based on these factors, the Company has estimated that it is not possible to estimate the specific useful life for the positive goodwill related to equity interests in IRSA and BrasilAgro generated by applying the “acquisition method” provided by Technical Resolution No. 18, and it has therefore determined that they shall have an undefined useful life.

As provided by Technical Resolution No. 18, if the Company determines that the goodwill has an undefined useful life, its amortization will not be computed and its recoverable value should be compared at each year-end to verify whether its value has decreased, allocating losses for impairment in value to income for the year in which such losses were determined.

l.	Other investments

•	Investments in debt securities

IRSA and APSA´s convertible notes of were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity.

•	Other investments

The remaining investments correspond to non-listed securities and were valued at their restated cost as of February 28, 2003 (Note 1.c.) or at their cost for acquisitions made after such date.

m.	Property and Equipment

•	Purchase value: valued at cost restated applying the coefficients mentioned in Note 1.c., based on the corresponding dates of origin or its cost when corresponding.

•	Depreciation: calculated by the straight-line method based on the estimated useful lives of the assets as from the month of the fiscal year of addition.

•	Net carrying value: the net carrying value of fixed assets does not exceed their recoverable value at the end of the period or the fiscal year.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 2:	(Continued)

n.	Intangible assets

Intangible assets are related to pre-operating expenses resulting from developing new activities in Bolivia and Paraguay. Such expenses were valued at acquisition cost less the respective accumulated amortization, as disclosed in Schedule B. Such expenses are amortized by the straight-line method over five year starting upon the beginning of operations in such countries.

The value of these assets does not exceed their estimated recoverable value as of year-end.

o.	Shareholders’ equity

Balances have been restated in accordance with the criteria set forth in Note 1.c. Movements for the fiscal year are recorded at their historical values.

p.	Treasury stock

The acquisition cost of treasury stock has been debited from the account “New Projects Reserve” as provided by sec. 220, subsec. 2, Law No. 19,550.

Likewise, the “Common stock account” was debited for the face value of repurchased shares and the “Inflation adjustment of common stock account”, for the proportional portion of the adjustment for inflation related to the shares acquired. In turn, the accounts “Treasury stock” and “Inflation adjustment of treasury stock” were respectively credited.

q.	Paid-in capital

•

Subsidiaries, related companies Law No. 19,550 Section 33 and related parties: Increases or decreases of the equity value of investments in IRSA and Cactus Argentina S.A. generated on the basis of changes in their shareholders´ equity, arising from transactions of shareholders different from the Company and its subsidiaries, were included in this caption as established in caption 9 second part of Technical Resolution No. 17 of the FACPCE and Resolution CD No. 243/01 of the CPCECABA.

•	Options issued: the value of options issued by the Company, which was determined as provided in Note 16, has been allocated to the account Paid-in Capital.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 2:	(Continued)

r.	Conversion of financial statements of companies located abroad

1.	Not integrated companies

Assets and liabilities of the companies located abroad were converted to Argentine pesos using the exchange rate effective as of the year-end. Income statement accounts have been converted by using the average exchange rate for the fiscal year. Exchange differences have been appropriated to the shareholders’ equity in the “Temporary conversion difference” account.

BrasilAgro and the indirect interests in companies located in Bolivia and Paraguay are considered to be not integrated.

The companies previously mentioned have been classified as not integrated to the Company’s operations because they are engaged in agricultural exploitation, whose operation are entirely carried out abroad, and carried out with a considerable degree of autonomy from the Company.

Likewise, the conversion difference from our interest in IRSA Inversiones y Representaciones Sociedad Anónima is included.

2.	Integrated companies

Assests and liabilities denominated in foreign-currency at the closing date of the company located abroad were converted into Argentine pesos using the exchange rate effect as of the year-end. Assets and liabilities denominated in foreign currency prior-period end of the company located abroad were converted into Argentine pesos using the respective historical exchange rates. Income statement accounts have been converted by using the average exchange rate for the fiscal year. Conversion differences have been allocated to the “Gain on the equity investees”.

The indirect interest in the company located in Uruguay is considered to be integrated.

The foreign company previously mentioned has been qualified as integrated with the Company transactions as they are carried out with a considerable degree of dependence and they financed with funds from the Company.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 2:	(Continued)

s.	Results for the fiscal year

Production income has been determined based on quantitative and qualitative changes of stocks subject to the biological transformation process measured from the beginning of the fiscal year through the closing date of these financial statements.

Cattle and grain production cost calculated to reflect production income is reflected in Schedule F.2.

The sales revenues are booked when the products are liquidated by the customer.

Cost of sales is determined considering the net realization values of products in the month in which are sold.

The adjustment for valuation to the net realization value of grain has been calculated as the difference between the production value at net realization value (NRV) upon harvesting and the value of the same production valued at net realization value (NRV) as of the closing date of these financial statements.

Unrealized gain (loss) on inventories – Beef Cattle is disclosed in a line of the statement of income and Schedule F.

The results generated by futures and options on the Futures Market are recognized under “Adjustment to Unrealized loss on inventories – Crops, raw materials and MAT” on the statement of income. The closed positions are recognized as a difference between the exercise price and their close price; and the opens positions at the year-end, as the difference between their exercise price and the market value price for futures, and as a difference between the premium and the market value premium for options.

The charges for consumption of assets were determined based on the values of such assets.

The rest of income for the fiscal year is disclosed at incurred cost.

Financial results, segregated into that generated by assets and by liabilities, are disclosed in the statement of income.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 2:	(Continued)

t.	Income tax

The Company has recognized the income tax on the basis of the deferred tax liability method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of beef cattle and the sale and replacement of fixed assets.

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%).

Assets and liabilities generated by the application of the deferred tax method have been valued at face value.

u.	Tax on minimum presumed income

The company determines the tax on minimum presumed income applying the prevailing rate of 1% on computable assets at fiscal year-end. This tax is supplementary to the income tax. The Company’s tax liability for each fiscal year will be the higher of these two taxes.

However, if the tax on minimum presumed income exceeds the income tax in any fiscal year, such excess may be computed as payment on account of the income tax that may be payable in any of the following 10 (ten) fiscal years.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 3:	COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial years was as follows:

	Authorized Pesos	Subscribed Pesos	Paid-in Pesos
Common and treasury stock as of June 30, 2006	220,604,549	220,604,549	220,604,549
Conversion of notes in common stock (Note 13) - Fiscal Year 2007	44,352,015	44,352,015	44,352,015
Exercise of Warrants (Note 13) - Fiscal Year 2007	44,619,656	44,619,656	44,619,656
Conversion of notes in common stock (Note 13) - Fiscal Year 2008	5,343,374	5,343,374	5,343,374
Exercise of Warrants (Note 13) - Fiscal Year 2008	5,855,178	5,855,178	5,855,178
Capital Increase – Ordinary share (Note 16) - Fiscal Year 2008	180,000,000	180,000,000	180,000,000
Exercise of Options (Note 16) - Fiscal Year 2008	757,093	757,093	757,093
Exercise of Options (Note 16) - Fiscal Year 2009	6,745	6,745	6,745

Common and treasury stock as of June 30, 2009 (1)	501,538,610	501,538,610	501,538,610

1.	During this fiscal year 2,935,641 ADR’s and 643,590 shares of common stock were repurchased. See Note 18.

As of June 30, 2009, the capital authorized to be publicly offered is formed of 501,538,610 common, book-entry shares of Ps. 1 par value each and entitled to one vote per share.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 4:	DERIVATIVE FINANCIAL INSTRUMENTS

As of June 30, 2009 the Company had arranged futures and options on the Futures Market and dollars as follows:

Cereal	Tons	Margins	Premium paid or (collected)	Premium at fair value	Gain (loss) for valuation at fair value
Futures
Sell
Corn	1,600	51	—	—	16
Soybean	22,500	845	—	—	360
US$	—	—	—	— (a)	124
Options
Purchase Call
Soybean	5,440	—	(505)	(368)	137
Wheat	4,080	—	(237)	(20)	217
Sell Call
Soybean	18,940	569	759	531	(228)
Wheat	4,080	—	96	4	(92)
Corn	1,300	23	20	8	(12)

Total	57,940	1,488	133	155	522

(a)	Corresponds to: a Future Sell of US$ 19.5 million composed of: (i) US$ 5 million and US$ 3.5 million with Standard Bank due in March 31, 2010 and April 30, 2010 respectively; (ii) US$ 2 million with Itau Bank due in April 30, 2010; and (iii) two of US$ 4.5 million with APSA due in December 31, 2009.

The gain generated as of June 30, 2009 are shown within financial results of the Statement of Income.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 4:	(Continued)

As of June 30, 2008 the Company had arranged futures and options on the Futures Market and dollars as follows:

Cereal/US$	Tons	Margins	Premium paid or (collected)	Premium at fair value		Gain (loss) for valuation at fair value
Futures
Purchase
US$	—	—	—	—	(a)	(4,017)
Sell
Corn	18,700	391	—	—		(1,018)
Soybean	12,800	382	—	—		(1,041)
Wheat	9,700	203	—	—		(432)
Sunflower	500	15	—	—		55
US$	—	—	—	—	(b)	3,534
Options
Purchase Call
Corn	3,810	—	231	186		(45)
Sell Call
Corn	3,810	—	(125)	(91)		34

Total	49,320	991	106	95		(2,930)

(a)	Corresponds to a future purchase of US$ 87.3 million composed of: (I) US$ 6.4 million with MBA Bank due in July 31, 2008; (II) US$9.6 million and US$3.3 million with Itau Bank due in July 31, 2008; (III) US$15.9 million, US$4.2 million and US$11.6 million with Citibank due in July 31, 2008 the first two and in August 29, 2009 the last one; (IV) US$15.1 million, US$15.1 million and 6.1 million with Standard Bank due in July 31, 2008 the first one and in August 29, 2008 the last two. The loss generated as of June 30, 2008 are shown within financial results of the Statement of Income.

(b)	Corresponds to a future sell of US$59.5 million composed of: (I) US$9.7 million with Santander Río Bank due in July 31, 2008; (II) US$6.5 million, US$6.5 million and US$3.2 million with MBA Bank due in July 31, 2008; (III) two of US$6.5 million and US$8.9 million with Standard Bank due in July 31, 2008; (IV) US$3.2 million and US$8.5 million with Citibank due in August 29, 2008. The gain generated as of June 30, 2008 are shown within financial results of the Statement of Income.

Crops: As of June 2009 and 2008 the Company recognized results of Ps. 2,780 (gain) and Ps. 14,512 (loss), respectively, to reflect the closing of the transactions carried out during those fiscal years. This results is disclosed a part of the statement in the line “Unrealized loss on inventories – Crops, raw materials and MAT” in the statement of income.

US Dollars: As of June 30, 2009 the Company charged to results Ps. 22,751 (income) for those transactions carried out during that fiscal year. This income is disclosed as part of the line “Gain on derivative instruments” in the Statement of Income.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 5:	MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (now called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities, serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements, except the results from the investment in the subsidiary BrasilAgro S.A.

Since certain directors of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria are also executive directors and shareholders of Dolphin Fund Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders´ Meeting held on October 25, 1994, in compliance with Section No. 271 of Law No. 19,550.

In November 2003, Dolphin Fund Management S.A. was divided into two companies: Consultores Asset Management S.A. and Dolphin Fund Management S.A. As from that moment the management contract is held by Consultores Asset Management S.A.

The financial statements as of June 30, 2009 and 2008 include a charge in the Statement of Income by this concept for Ps. 13,641 and Ps. 2,171, respectively.

NOTE 6:	INCOME TAX – DEFERRED TAX

The following tables show the evolution and composition of deferred tax Assets and Liabilities, as of June 30, 2009 are detailed as follows:

	Cumulative tax loss carryforwards	Fixed Assets	Inventories	Cash in foreign currency	Accruals	Total
Initial balance	13,479	(43,747)	(19,928)	8,058	1,162	(40,976)
Gain (loss) recognized	(13,218)	144	(1,867)	(8,495)	(860)	(24,296)
Closing balance	261	(43,603)	(21,795)	(437)	302	(65,272)

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 6:	(Continued)

As of June 30, 2009, net liabilities at year-end as per the information included in the preceding table amount to Ps. 65,272.

As mentioned in Note 1.b. the Company has decided not to recognize the deferred liabilities generated by the inflation adjustment on fixed assets and other non-monetary assets, which as of closing of the current fiscal year is Ps. 90,104. It is estimated that this liability will end up according to the detail that follows:

Term	Total
1 year	4,601
2 years	4,346
3 years	4,292
Over 3 years	63,788
No term	13,077

Total	90,104

Below there is a conciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Net Income for accounting purposes:

Description	June 30, 2009	June 30, 2008
Net income before income tax	148,912	22,945
Tax rate	35%	35%

Net income at tax rates	52,119	8,031
Permanent differences at tax rate:
Restatement into constant currency	184	649
Donations	13	16
Results from controlled and equity investees companies	(32,531)	(12,171)
Shareeholders´ personal asset tax	3,719	1,601
Miscellaneous permanent differences	792	1,871

Income tax expense (benefit)	24,296 (1)	(3)

1)	Includes Ps. 9.9 million related to the tax effect on expenses incurred for issuing the Company´s options and shares mentioned in note to that has been disclosed as “Paid-in-Capital”.

During this fiscal year the income tax rate was 35%.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 6:	(Continued)

Cumulative tax loss carryforwards recorded by the Company pending utilization at year-end amount to approximately Ps. 746 and may be offset against taxable income of future years, as follows:

Origination year	Amount	Expiration Year
2008	746	2013

Minimum presumed income tax credits booked by the Company, which were pending use as of the year-end, amount to Ps. 23,551 and under current regulations, they may be compensated with taxable income for future years according to the following detail:

Origination year	Amount	Expiration Year
2006	1,943	2016
2007	5,265	2017
2008	10,535	2018
2009	5,808	2019

The following table shows the evolution and composition of deferred tax Assets and Liabilities, as of June 30, 2008:

	Cumulative tax loss carryforwards	Cash in foreign currency	Fixed Assets	Inventories	Accruals	Total
Initial balance	2,684	373	(35,931)	(17,738)	(302)	(50,914)
Gain (Loss) recognized	10,795	7,685	(7,816)	(2,190)	1,464	9,938
Closing balance	13,479	8,058	(43,747)	(19,928)	1,162	(40,976)

As of June 30, 2008, net liabilities at year-end as per the information included in the preceding table amount to Ps. 40,976.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 7:    RELATED PARTIES:

a.	Balances as of June 30, 2009 and 2008 with Subsidiaries, related companies and related parties:

	June 30, 2009	June 30, 2008
IRSA Inversiones y Representaciones S.A.(1)
Current Investments
- Non-Convertible Notes IRSA 2017 (US$) (Schedules C and G)	—	10,746
- Interest Non-Convertible Notes IRSA 2017 (US$) (Schedules C and G)	4,458	539
Non- current Investments
- Non-Convertible Notes IRSA 2017 (US$) (Schedules C and G)	61,204	—
Current Trade accounts payable	6,661	85

Inversiones Ganaderas S.A. (1)
Current trade accounts receivable	—	132
Current other receivables	358	—
Non- Current other receivables	—	3,446
Current trade accounts payable	494	—

Futuros y opciones.Com S.A. (1)
Current Trade accounts receivable	6,446	6,759
Current Other receivables	24	24

Cactus Argentina S.A. (3)
Current Trade accounts receivable	17	19
Current Other receivables	8,935	3,392

Agropecuaria Acres del Sud S.A. (4)
Current Trade accounts receivable	1,771	—

Agrology S.A. (1)
Current Trade accounts receivable	46	4
Current Other receivables (5)	142	—
Non-Current Other receivables	—	97,470

Agro-Uranga S.A. (3)
Current Other receivables	39	56

Fundación IRSA (4)
Current Other debts	1,073	1,073

Cyrsa S.A. (4)
Current Trade accounts payable	40	40

Inversora Bolívar S.A. (4)
Current Trade accounts payable	323	185

Alto Palermo S.A. (4)
Current Investments
- Interest Non-Convertible Notes APSA 2017 (US$) (Schedules C and G)	208	—
Non- Current Investments
- Non-Convertible Notes APSA 2017 (US$) (Schedules C and G)	8,133	—
- Highest value Non-Convertible Notes APSA 2017 (US$) (Schedules C and G)	10,852	—
Current Other receivables	243	—
Current Trade accounts payable	587	3,371

Shopping Alto Palermo S.A. (4)
Current Trade accounts payable	2	3

Comercializadora los Altos S.A. (4)
Current Trade accounts receivable	1	1

BrasilAgro-Compahia Brasileira de Propriedades Agrícolas (3)
Current Trade accounts receivable	13	—
Current other receivables	—	306

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

Note 7:    (continued)

	June 30, 2009	June 30, 2008
Agropecuaria Anta S.A. (1)
Current Trade accounts receivable	1,004	290
Current other receivables	—	26,696

Tarshop S.A. (4)
Current trade account receivable	163	—

Consultores Asset Management S.A. (4)
Current Trade accounts receivable	58	—
Current other receivables	3,821	1,281

Credits to employees (4)
Current other receivables	177	210

Estudio Zang, Bergel & Viñes (4)
Current trade account payables	245	889

Helmir S.A. (4)
Current Trade accounts receivable	23	—

Directors (4)
Current other liabilities	227	286

Dolphin Fund PLC (3)
Current other receivables	27,713	—

(1)	Subsidiary

(2)	Shareholder

(3)	Related company

(4)	Related party

(5)	Related to a loan for consumption whose funds were used by Agrology S.A. to acquire IRSA’s shares.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES (Continued):

b.	Gain and losses provided by Subsidiaries, related companies and related parties corresponding to the fiscal years ended as of June 30, 2009 and 2008:

	Year	Sales and Fees for shared services	Salaries and journals	Fees	Livestock expenses	Interest income (loss)	Administrative services	Others
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Agro-Uranga S.A.	2009	—	—	—	—	—	—	317
	2008	—	—	—	—	—	—	226
Alto Palermo S.A.	2009	(896)	—	—	—	923	—	243
	2008	(826)	—	—	—	—	—	—
BrasilAgro – Companhia Brasileira de Propriedades Agrícolas	2009	—	—	—	—	—	408	—
	2008	—	—	—	—	—	—	—
Tarshop S.A.	2009	138	—	—	—	—	—	—
	2008	—	—	—	—	—	—	—
Consultores Assets Management S.A.	2009	—	—	(13,641)	—	—	—	—
	2008	—	—	(2,171)	—	—	—	—
Cactus Argentina S.A.	2009	—	—	—	(463)	907	171	291
	2008	—	—	—	(3,115)	434	167	9
Directors	2009	—	(610)	—	—	—	—	—
	2008	—	(1,923)	—	—	—	—	—
Estudio Zang, Bergel & Viñes	2009	—	—	(1,415)	—	—	—	—
	2008	—	—	(657)	—	—	—	—
Futuros y Opciones.Com S.A.	2009	—	—	—	—	—	—	(465)
	2008	—	—	—	—	—	—	1,365
Inversiones Ganaderas S.A.	2009	—	—	—	—	709	—	(613)
	2008	—	—	—	—	3,360	—	393
Agropecuaria Anta S.A.	2009	—	—	—	—	3,535	—	114
	2008	—	—	—	—	2,292	—	(273)
Inversora Bolívar S.A.	2009	—	—	—	—	—	(38)	(429)
	2008	—	—	—	—	—	—	(240)
IRSA Inversiones y Representaciones Sociedad Anónima	2009	574	—	—	—	6,603	—	—
	2008	(372)	—	—	—	(387)	—	—
Agrology S.A.	2009	—	—	—	—	10,268	—	—
	2008	—	—	—	—	1,431	—	—
Credits to employees	2009	—	—	—	—	41	—	—
	2008	—	—	—	—	15	—	—

Total 2009		(184)	(610)	(15,056)	(463)	22,986	541	(542)

Total 2008		(1,198)	(1,923)	(2,828)	(3,115)	7,145	167	1,480

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 8:    Details of balance sheet and statement of income accounts

a.	Cash and banks

	June 30, 2009	June 30, 2008
Cash	154	109
Foreign currency (Schedule G)	46	19
Local currency checking account	1,760	1,039
Foreign currency checking account (Schedule G)	4,466	44,308
Local currency saving account	84	55
Foreign currency saving account (Schedule G)	180	102
Checks to be deposited	930	1,054

	7,620	46,686

b.	Investments and Goodwill

	June 30, 2009	June 30, 2008
Temporary investments
Temporary investments (Schedules C and G)	13,507	485,167

	13,507	485,167

Investment
Investment on controlled and equity investees (Notes 12 and 14 and Schedule C)	1,463,153	865,777

	1,463,153	865,777

Other investments
Other investments (Schedule C)	69,358	21

	69,358	21

c.	Trade accounts receivable, net

	June 30, 2009	June 30, 2008
Current
Accounts receivable in local currency	19,730	21,236
Less:
Allowance for doubtful accounts (Schedule E)	(501)	(381)
Accounts receivable in foreign currency (Schedule G)	7,251	2,844
Trade accounts receivables secured by mortgage (Schedule G)	6,968	6,189
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7)	9,542	7,205

	42,990	37,093

Non-Current
Trade accounts receivables secured by mortgage (Schedule G)	2,153	7,049

	2,153	7,049

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 8:    (Continued)

d.	Other receivables

	June 30, 2009	June 30, 2008
Current
VAT Fiscal Credit	25,632	13,742
Gross sales tax and other tax credit	471	243
Income tax credit and advances (net of accrual for income tax)	7,356	14,416
Tax on minimum presumed income	867	—
Guarantee deposits (Note 4 and Schedule G)	1,489	990
Collected premiums (Note 4 and Schedule G)	743	184
Prepaid leases	75	11,366
Prepaid expenses	451	109
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7)	13,739	31,965
Financial operations to liquidate (Schedule G) (1)	27,471	—
Others	759	1,995

	79,053	75,010

Non-current
Tax on minimum presumed income	23,551	19,535
Valued added tax and other tax credits	7,141	9,307
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7)	—	100,916
Prepaid leases	33	—

	30,725	129,758

(1)	Includes balance with Dolphin Fund PLC as Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7).

e.	Inventories

	June 30, 2009	June 30, 2008
Current
Unharvested crops	5,160	6,052
Beef cattle	18,179	11,357
Crops	42,250	62,989
Seeds and fodder	2,825	3,205
Materials and others	18,548	18,441

	86,962	102,044

Non-Current
Beef cattle	74,757	72,532

	74,757	72,532

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 8:    (Continued)

f.	Trade accounts payable

	June 30, 2009	June 30, 2008
Current
Suppliers in local currency	377	3,801
Suppliers in foreign currency (Schedule G and Note 11) (1)	39,167	12,229
Accrual for inputs and other expenses (Schedule G)	11,951	22,583
Accrual for cereal expenses	1,252	1,579
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7)	8,352	4,573

	61,099	44,765

(1)	Includes as of June 30, 2009 US$ 1.7 million for the acquisition of farm “San Pedro” (secured by mortgage) and Ps. 6,834 for the acquisition of the property in Lujan. See Note 11.

g.	Short-term debts

	June 30, 2009	June 30, 2008
Local financial loans (Schedule G)	187,741	167,222
Foreign financial loans ( Note 17 and Schedule G)	—	24,462
Local financial loans accrued interests (Schedule G)	3,782	1,422

	191,523	193,106

h.	Salaries and social security payable

	June 30, 2009	June 30, 2008
Accrual for vacation and annual bonus	4,244	4,592
Social security taxes payable	932	691
Health care payable	41	35

	5,217	5,318

i.	Taxes payable

	June 30, 2009	June 30, 2008
Current
Tax on minimum presumed income (Note 2.t.)	2,207	8,994
Tax on shareholders’ personal assets	2,938	—
Taxes withheld for income tax	212	486
Gross sale tax payable	269	242
Property tax payable	53	46
Others	3	1

	5,682	9,769

Non-Current
Deferred income tax	65,272	40,976
Moratorium- Tax on personal assets	2,773	—

	68,045	40,976

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 8:    (Continued)

j.	Other liabilities

	June 30, 2009	June 30, 2008
Premiums collected (Note 4 and Schedule G)	543	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties. (Note 7)	1,300	1,359

	1,843	1,359

k.	Gain (loss) on equity investees

	June 30, 2009 Gain/(loss)	June 30, 2008 Gain/(loss)
IRSA Inversiones y Representaciones Sociedad Anonima
- Result equity method	84,090	22,984
- Amortization of negative goodwill	30,612	8,927
- Gain for repurchase of interest non-convertible notes IRSA and APSA (1)	70,716	—
- Accelerated depreciation of issuing expenses of non-convertible notes IRSA and APSA (1)	(1,651)	—
- Accrued financial results of non-convertible notes IRSA and APSA (1)	(5,395)	—
- Elimination of exchange difference of non-convertible notes IRSA and APSA (1)	10,205	—
- Amortization of higher values	(17,897)	(2,181)
BrasilAgro – Companhia Brasileira de Propriedades Agrícolas
- Result equity method	1,845	3,235
Amortization of higher values	—	(163)
- Amortization of negative goodwill	2,105	—
Cactus Argentina S.A.
- Result equity method	(2,588)	(474)
Agro-Uranga S.A.
- Result equity method	2,871	4,429
Inversiones Ganaderas S.A.
- Result equity method	(1,061)	(1,483)
Agropecuaria Anta S.A.
- Result equity method	(1,726)	(465)
- Amortization of concession right	(699)	(699)
- Amortization of three plantations (wood)	(130)	(130)

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 8:    (Continued)

	June 30, 2009	June 30, 2008
Futuros y Opciones.Com S.A.
- Result equity method	240	581
Agrology S.A.
- Result equity method	(3,572)	214
- Amortization of pre-operating expenses	(140)	—
Exportaciones Agroindustriales Argentinas S.A.
- Result equity method	(192)	—

	167,633	34,775

(1)	Corresponds to the acquisition of non-convertible notes of IRSA and APSA (See note 21).

Note 9:    Assets based on their estimated collection term (in Pesos)

Based on their estimated collection term collection term	Current and Non-Current Investments		Trade accounts receivable		Other receivables
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
1st quarter 2009/2008	—	—	—	33,414	—	11,781
2nd quarter 2009/2008	—	—	—	—	—	16,184
3rd quarter 2009/2008	—	—	—	—	—	1,767
4th quarter 2009/2008	—	—	—	3,680	—	1,946
1st quarter 2010/2009	4,458	—	38,398	1,710	41,891	—
2nd quarter 2010/2009	208	—	—	—	8,727	—
3rd quarter 2010/2009	—	—	—	—	11,819	—
4th quarter 2010/2009	—	—	4,592	3,628	3,045	—
1st quarter 2011/2010	—	—	2,153	1,710	—	—
3rd quarter 2017/2016	61,204	—	—	—	—	—
4th quarter 2017/2016	8,133	—	—	—	—	—
With no stated current term	8,841	485,167	—	—	13,571	144,248
With no stated non-current term	21	21	—	—	30,725	28,842

Total	82,865	485,188	45,143	44,142	109,778	204,768

Assets classified according to their interest rate (in Pesos)

Interest in rate that they accrue	Current and Non-Current Investments		Trade accounts receivable		Other receivables
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
At fixed interest rate	69,337	10,767	8,872	12,806	177	209
At variable interest rate	8,841	473,620	—	—	37,261	125,739
Non-interest bearing	4,687	801	36,271	31,336	72,340	78,820

Total	82,865	485,188	45,143	44,142	109,778	204,768

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 9:    (Continued)

Liabilities based on their estimated payment term (in Pesos)

Based on their estimated payment term	Trade accounts payable		Short-term debts		Salaries and social security payable		Taxes payable		Other liabilities		Allowances
	June 30 2009	June 30 2008	June 30 2009	June 30 2008	June 30 2009	June 30 2008	June 30 2009	June 30 2008	June 30 2009	June 30 2008	June 30 2009	June 30 2008
4th quarter 2008/2007	—	—	—	—	—	—	—	—	—	—	—	—
1st quarter 2009/2008	—	44,765	—	20,918	—	4,874	—	775	—	1,359	—	—
2nd quarter 2009/2008	—	—	—	24,462	—	444	—	8,994	—	—	—	—
3rd quarter 2009/2008	—	—	—	—	—	—	—	—	—	—	—	—
4th quarter 2009/2008	—	—	—	—	—	—	—	—	—	—	—	—
1st quarter 2010/2009	61,099	—	46,201	—	4,428	—	4,902	—	543	—	—	—
2nd quarter 2010/2009	—	—	69,211	—	789	—	628	—	1,300	—	—	—
3rd quarter 2010/2009	—	—	—	—	—	—	76	—	—	—	—	—
4th quarter 2010/2009	—	—	—	—	—	—	76		—		—
With no stated current term	—	—	76,111	147,726	—	—	—	—	—	—	—	—
With no stated non-current term	—	—	—	—	—	—	68,045	40,976	—	—	286	83

Total	61,099	44,765	191,523	193,106	5,217	5,318	73,727	50,745	1,843	1,359	286	83

Liabilities classified according to their interest rate (in Pesos)

Interest in rate that they accrue	Trade accounts payable		Short-term debts		Salaries and social security payable		Taxes payable		Other liabilities		Allowances
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
At fixed interest rate	6,350	4,698	190,597	192,194	—	—	—	—	—	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—	—	—	—
Non-interest bearing	54,749	40,067	926	912	5,217	5,318	73,727	50,745	1,843	1,359	286	83

Total	61,099	44,765	191,523	193,106	5,217	5,318	73,727	50,745	1,843	1,359	286	83

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 10:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution N° 368/2001 of the CNV, 5% of the net and realized profit for the year plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

NOTE 11:	PURCHASE AND SALE OF FARMS

a)	On May 30, 2008, IRSA Inversiones y Representaciones Sociedad Anónima signed, in commission, an agreement of purchase with possession for the purchase of 115 hectares from a portion of an establishment located in the District of Lujan, Province of Buenos Aires. The transaction was agreed at US$ 3 million, paying the amount of US$ 1.2 million on such date.

On December 13, 2008, the Company was formalized as principal to the transaction, the balance of US$ 1.8 million will be paid by granting the title deed for such property.

b)	On September 5, 2008, the Company signed the deed for the purchase of 10,910 hectares of the “Estancia Carmen” farm, located in the Province of Santa Cruz. The transaction was agreed for a price of US$ 0.7 million, which have been fully paid.

c)	On October 7, 2008, the Company executed a preliminary sales agreement without transfer of possession in connection with 1,658 hectares of the “Los Pozos” establishment located in the Province of Salta. The agreed sales price was US$ 0.5 million.

On April 7, 2009, the title deed was executed and the balance of US$ 0.2 million was collected.

d)	On December 2, 2008, a new extension was executed to pay US$ 1.7 million for the purchase of “San Pedro” farm. It extends the term through September 30, 2009, plus interest calculated at 7% annual rate, since December 2, 2008 through September 30, 2009.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 12:	INVESTMENTS IN COMPANIES

1.	Cresud – International

a)	BrasilAgro – Companhia de Propriedades Agrícolas (BrasilAgro)

The Company values the investment in BrasilAgro according to the equity method taking into account its significant impact that derives from: (i) its capacity to affect the operative and financial decisions considering that from the nine members of the Board of Directors, three of them -including the president- are appointed by the Company, other three are designated by the stockholders of BrasilAgro and the remaining three are independent directors appointed jointly by both parts, and (ii) the stockholders´ agreement existing among the founder shareholders, that is the Company, Tarpon Agro and Cape Town (shareholders founders). Under the terms of such agreement, the parties have agreed to vote jointly in Meeting of Shareholders in respect of matters related to proposals to change directors´ and administrators´ fees, increases of capital sock and appropriation of dividends, among other issues.

BrasilAgro was founded for the purpose of replicating Cresud´s Business in Brazil. The Company will be mainly involved in four business lines keeping its focus on agricultural real estate: (i) sugar cane, (ii) crops and cotton, (iii) forestry activities, and (iv) livestock.

The BrasilAgro founder partners are Cresud S.A.C.I.F. y A., Cape Town, Tarpon Investimentos, Tarpon Agro, Agro Managers and Agro Investment.

Cape Town is a company whose sole shareholder, Mr. Elie Horn, is the chairman of Cyrela Brazil Realty, one of the largest Brazilian real estate companies. Tarpon has large experience as manager of financial resources and specializes in variable income. Agro Managers and Agro Investment are investment means that people related to Cresud S.A.C.I.F. y A. utilize.

On March 15, 2006, BrasilAgro subscribed a consulting agreement with Parana Consultora de Investimentos. Parana will provide consulting services in matters related, among other, to the purchase and sale of land, transactions in capital markets, hedging policies and mergers and acquisitions. As consideration for its services, Parana will receive from BrasilAgro a yearly remuneration equivalent to 1% of the capital subscribed of BrasilAgro. Parana´s shareholders are Tarpon with a 50% interest, Consultores Asset Management with a 37.5% interest and Alejandro Elsztain with a 12.5% interest.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 12:	(Continued)

On March 24, 2006, Cresud S.A.C.I.F. y A. entered into a shareholders agreement with Mr. Elie Horn and with Tarpon, which established among other matters that both parties should have a joint vote at the Shareholders´ Meetings and that both parties have a preemptive right to acquire shares held by the other party.

The board of directors of BrasilAgro has nine members of which Cresud, in his capacity as founder of the company, has appointed three members, Tarpon and Cape Town other three and complementarily the Company has three independent directors. The BrasilAgro shares started to be listed in the Novo Market of the Brazilian Stock Exchange (BOVESPA) under the symbol AGRO3 on May 2, 2006 in compliance with Brazil highest standards in terms of corporate governance.

These shares were placed in conjunction with the Banco de Investimentos Credit Suisse (Brasil) S.A. in the Brazilian market by applying an investment mechanism ruled by the control authorities and with a sales effort abroad, all in compliance with the U.S. Securities Act of 1933 and other regulations established by the Securities and Exchange Commission.

The amount initially offered amounted to 432.0 million Reais, equivalent to 432,000 common registered shares of 1,000 Reais per share of BrasilAgro.

In accordance with the practice of the Brazilian market, BrasilAgro had an option to increase the size of the issue by 20% and Credit Suisse Investment Bank had another option for increasing the issue by 15% (Green shoe).

As the placement had demand in excess, both BrasilAgro and Credit Suisse exercised such option up to 583,200 shares equivalent to 583.2 million Reais, which were fully placed.

In addition to the funds originally contributed Cresud S.A.C.I.F. y A. made contributions during the offer for a total amount of 42.4 million Reais (approximately US$ 20.6 million). In line with such contribution Cresud had a total of 42,705 shares equivalent to 7.3% of BrasilAgro capital.

On January 19 and 22, 2007 Cresud acquired 400 and 100 shares of BrasilAgro, respectively. Due to these new acquisitions the holding of Cresud amounts to 43,205 shares which was equivalent to 7.4% of the capital stock of BrasilAgro.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 12:	(Continued)

As compensation for having founded the Company Cresud received at no cost 104,902 purchase options to subscribe additional shares of BrasilAgro during 15 years at the same price as that offered at the initial public offering of shares, that is to say Rs. 1,000 as adjusted by the IPCA inflation rate.

In addition, Cresud received with no cost a second series of options totaling 104,902, which can only be exercised at the option of Cresud whenever a third party makes an offer to purchase the BrasilAgro shares. The exercise price of these options will be the same price as the purchase offer referred to in the previous paragraph. The second series of options matures in year 2021.

As of June 30, 2009, the Company has not registered any value for the holding of such options.

During previous year, Cresud acquired 4,086,800 shares for Ps. 83,959. Such purchase generated a change in the interest in BrasilAgro of 7.40% at 14.39%, which was registered in accordance with the acquisition method as stated in note 2.k.2.

During the current fiscal year, Cresud acquired 2,776,000 shares of BrasilAgro for Ps. 25,455. Such purchase generated a variation in the interest in BrasilAgro, from 14.39% to 19.14%.

To date BrasilAgro has acquired its first eight properties, which represent 165,373 hectares.

b)	Agrology S.A.

Under a series of transactions that constituted for Cresud a new expansion in the agricultural and livestock business in South America as designed in their business plan, the Company, jointly with Inversiones Ganaderas S.A., have made over the fiscal year, capital contributions in proportion to their holdings for an amount of Ps. 189,430.

2.	Cresud – Local

a)	Cactus Argentina S.A.

Inclusion of a new shareholder in Cactus Argentina S.A. (Cactus)

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 12:	(Continued)

On January 10, 2007 Tyson Foods Inc. joined the capital stock of Cactus by subscribing the stock subscription agreement and the stockholders agreement.

Cactus issued 9,397,213 shares with a premium over par of Ps. 7,297 having Tyson subscribed 100% by paying Ps. 16,694.

Consequently, the stock participations were modified as follows: Cactus Feeders Inc. 24%; Cresud S.A.C.I.F. y A. 24% and Tyson Foods Inc. 52% (through Provemex Holdings LLC).

Accordingly, as of the date of these financial statements Cresud registered a premium over par for such operation of Ps. 1,658.

In association with Tyson Foods Inc. and Cactus Feeders Inc., Cactus has started an undertaking in Argentina that will be the country´s first fully integrated cattle project. Beef cuts for the Argentine consumer will be produced in said undertaking having access to the European and other international markets.

Shareholders’ Agreement with Cactus Feeders Inc.

On June 30, 2009, Cresud executed a shareholders’ agreement with Cactus Feeders Inc. for the acquisition of its equity interest of 24% in Cactus Argentina S.A. and of 0.24% in EAASA. Based on such agreement, Cresud paid the amount of US$ 1.2 million for 12% in Cactus and 0.24% in EAASA. Consequently, Cresud’s equity interest in Cactus increased from 24% to 36% and from 0.24% to 0.48% in EAASA. Cactus’s remaining 12% was acquired by our subsidiary Helmir S.A., which will pay the amount of US$ 1.2 million on June 30, 2010 plus interest at 4% p.a.

Cactus Argentina S.A. acquires the Exportaciones Agroindustriales Argentinas S.A. shareholding

On January 11, 2007 Cactus acquired 100% of the Exportaciones Agroindustriales Argentinas S.A. (EAASA) shareholding by subscribing a sales contract of shares in the amount of Ps. 16,840.

EAASA owns a meat packing plant in Santa Rosa, Province of La Pampa with capacity to slaughter and process approximately 13,500 cattle heads per month. The idea of Cactus is to expand in the future the slaughter capacity to 15,000 heads per month.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 12:	(Continued)

On May 15, 2007 Cresud acquired 0.57% of the EAASA shareholding by the acquisition of 120 shares of the latter to Cactus. Afterwards, the Company´s holdings in EAASA had decreased to a 0.24%.

b)	IRSA Inversiones y Representaciones Sociedad Anónima

As of June 30, 2007, our interest amounted to 25.01% representative of 116,305,767 shares. Between September and November 2007, we acquired additional 82.5 million shares of common stock by (i) converting US$ 12 million convertible notes at 8% falling due in November 2007 into 22 million shares of common stock and (ii) exercising all our options to acquire 60.5 million shares of common stock for a total purchase price of US$ 39.6 million. During the current year, we acquired 91,899,125 shares amounting to US$ 47.4 million, increasing our direct interest to 50.23% as of June 30, 2009. (Note 2.k.2 and Schedule C).

c)	Agropecuaria Anta S.A. (formerly Agropecuaria Cervera S.A.)

On June 29, 2009, the Company’s Board of Directors ratified the conversion of debt into equity that Agropecuaria Anta S.A. carried with it as of May 15, 2009 for Ps. 41.8 million contributing 90% on its own behalf and 10% on behalf of Inversiones Ganaderas S.A.

Finally, as of the date of the financial statements, the Extraordinary and Unanimous Shareholders’ Meeting of Agropecuaria Anta S.A., unanimously approved the conversion of debt into equity, hence the capital stock stands at Ps. 43.2 million.

d)	Inversiones Ganaderas S.A.

On June 29, 2009, the Company’s Board of Directors ratified the conversion of debt into equity that Inversiones Ganaderas S.A. carried with it as of May 15, 2009 for Ps. 13.6 million.

Finally, as of the date of the financial statements, the Ordinary and Unanimous Shareholders’ Meeting of the Company unanimously approved the conversion of debt into equity; hence the capital stock stands at Ps. 25.3 million.

NOTE 13:	ISSUANCE OF CONVERTIBLE NOTES

The Extraordinary and Unanimous Shareholders meeting held on March 8, 2002 approved:

a)	The issue of simple Non-convertible notes of the Company, for an amount of up to US$ 50 million (or its equivalent in other currencies) for a maximum term of 5 years, accruing interest at a fixed rate not to exceed 12%; and/or

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 13:	(Continued)

b)	The issuance of Convertible Notes into company’s common stock, for a total amount of US$ 50 million (or its equivalent in other currency) with a maturity date in a term of 5 years or more according to the management’s decision and a fix rate not exceeding 12% or floating rate with a reference rate such as LIBOR plus a spread not exceeding 10%.

c)	The subscription option, for the holders of Convertible Notes, with a premium determined by the management, between 20 and 30% over the conversion price of the Convertible Notes, with a value that will remain constant in terms of US Dollar. The exercise of the above mentioned would occur quarterly, only for the holders of the Convertible Notes who have exercised their conversion rights.

The authorization for the public offer and quotation of Convertible Notes were approved by Resolution No. 14,320 of the Comisión Nacional de Valores dated October 1, 2002 and by the Bolsa de Comercio de Buenos Aires, authorizing the issue up to US$ 50 million in securities composed by Convertible Notes into common stock with an 8% annual interest rate due in the year 2007, granted the right at the moment of conversion to achieve 50,000,000 common stock subscription options. Likewise, the conversion price and the Warrants price established were as follows:

a)	The conversion price arise to US$ 0.5078 per share (US$ 5.0775 ADS), while the Warrant price was US$ 0.6093 per share (US$ 6.0930 ADS)

b)	For each of Cresud’s Convertible Notes the holder had the right to convert it to 1.96928 stocks (0.1969 ADS) and had an option to purchase the same amount of stock at the price of the Warrant.

Convertible Notes were paid in cash and the proceeds would be destined to the subscription of IRSA’s Convertible Notes and for the generation of working capital.

During the period beginning June 30, 2003 and ended November 14, 2007, 49,910,874 Convertible Notes were converted into 98,288,372 shares of common stock, which originated an increase in the Company’s shareholders’ equity of Ps. 152,103. In the same year, 49,867,018 warrant options were exercised; consequently, 98,202,054 shares of common stock were issued for Ps. 182,912.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 13:	(Continued)

On November 14, 2007, Convertible Notes fell due, out of which 89,126 Convertible Notes were pending conversion, which were settled in cash. Likewise, there were 132,982 warrant options that were not exercised.

NOTE 14:	PURCHASE AND SALE OF IRSA’S CONVERTIBLE NOTES

During November and December 2002, 49,692,668 Convertible Notes issued by IRSA were purchased; these could be converted into common stock with an 8% annual interest rate and due in 2007, and granted the holder at the time of conversion to 49,692,688 options to subscribe common stock. The conversion price and the warrants price established were as follows:

1.	The conversion price arise to US$ 0.5571 per share (US$ 5.5713 GDS), while the warrant price was US$ 0.6686 per share (US$ 6.6856 GDS)

2.	For each of IRSA’s Convertible Notes the holder had the right to convert it to 1.7949 shares (0.1795 GDS) and had an option to purchase the same amount of stock at the price of the warrant.

Due to the distribution of 4,587,285 shares of the company’s portfolio, IRSA restated the conversion price of its Convertible Notes according to the subscription clauses. The conversion price of the Convertible Notes went from US$ 0.5571 to US$ 0.54505 and the warrants price went from US$ 0.6686 to US$ 0.6541. Such adjustment was effective as from December 20, 2002.

During the period beginning July 2003 and ended November 14, 2007, the Company acquired 600,500 Convertible Notes for US$ 0.9 million.

During the same period, the Company sold 12,335,157 Convertible Notes of IRSA. The sale generated income for Ps. 83,623.

Likewise, in the same period, the Company exercised its conversion right and exercised warrants of 37,958,011 Convertible Notes of IRSA giving rise to issuing 139,295,450 shares of common stock with a face value of Ps. 1 each one. The acquisition of these shares have been registered in accordance with the acquisition method as stated in note 2.k.2.

During the same period, third party holders of Convertible Notes into shares of common stock of IRSA have exercised the conversion right of 61,984,332 Convertible Notes and have exercised 61,938,795 warrants originating the issuance of 227,381,884 shares of common stock with a face value of Ps. 1 each one.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 14:	(Continued)

As a consequence of such conversions and exercise of third parties warrants, the Company’s investment value has decreased in Ps. 64.4 million, such effect being recorded in Paid-In Capital (Related Companies Law No. 19,550 – Section 33) of Shareholders´ Equity (See Note 2.p.).

On November 14, 2007, Convertible Notes of IRSA matured.

NOTE 15:	NEGATIVE WORKING CAPITAL

At the end of the fiscal year, the Company carried a working capital deficit of Ps. 35,232 whose treatment is being considered by the Board of Directors and the respective Management (Note 20).

NOTE 16:	CAPITAL INCREASE

During March 2008, the capital increase by 180 million shares with face value of Ps. 1 entitled to one vote per share was concluded. This capital increase was approved by the Shareholders’ Meeting of October 10, 2007. Thus, 180 million shares offered at the subscription price of US$ 1.60 or Ps. 5.0528 per share were fully subscribed, both locally and internationally.

After this capital increase, the Company’s outstanding shares amounted to 500,774,772.

Additionally, for each subscribed share, each shareholder received at no additional cost 1 option entitling the holder to purchase 0.33333333 new shares at a price of US$ 1.68 per each share to be acquired. That is to say, 180 million options entitling holder to purchase a total of 60 million additional shares at the previously mentioned price were granted. Options fall due on May 22, 2015 and may be exercised between the 17th and the 22nd day of February, May, September and November. Options are listed on the Buenos Aires Stock Exchange under the symbol “CREW2” and on the Nasdaq under the symbol “CRESW”.

Funds obtained from increasing capital, net of issuance expenses, amounted to Ps. 881.1 million, while the tax effect of issuance expenses amounted to Ps. 9.9 million. As stated in the section “Allocation of funds” in the capital increase issuance prospectus, the funds brought into the Company were mainly used to organize companies and acquire plots of land for agricultural production in Bolivia and Paraguay, the purchase of shares of our subsidiaries IRSA and BrasilAgro, the acquisition of corporate bonds of our subsidiaries IRSA and APSA, the repurchase of proprietary shares which are treasury stock, the settlement of

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 16:	(Continued)

payables and working capital. It should be considered that the allocation of net funds obtained from the offer has been and may continue occasionally to be influenced by current market conditions and, consequently, in the section “Allocation of funds” in the capital increase issuance prospectus, we have reserved the right to reallocate the whole or a portion of such anticipated uses to other uses that we consider consistent with our strategy.

Funds obtained were assigned to shares and options issued based on the current value estimated upon subscription.

During last fiscal year, 2,271,290 options were exercised; consequently, 757,093 shares of common stock were issued for Ps. 3,986.

In the current fiscal year, 20,237 options were exercised; consequently, 6,745 shares of common stock were issued for Ps. 37.

NOTE 17:	RESTRICTED ASSETS

The “San Pedro” farm was included in property and equipment as of June 30, 2009. Such farm has a mortgage on a fraction of its land to guarantee the payment for the purchase. To date, the amount of US$ 1.7 million is owed for such acquisition.

NOTE 18:	REPURCHASE OF TREASURY STOCK

On August 26, 2008, the Company’s board of directors decided to acquire treasury stock under section 68, Law No. 17,811 and CNV regulations for a maximum amount of Ps. 30,000 and 10,000,000 shares of common book-entry shares of face value of Ps. 1 per share and entitled to 1 vote. Acquisitions were carried out in a term of 70 days running as from the date of publication of the information in the Boletín de la Bolsa de Comercio de Buenos Aires (Buenos Aires stock exchange bulletin) and a minimum of Ps. 3 and a maximum Ps. 3.5 per share were paid.

This decision was taken to contribute to the decrease in the draw down and reduction of fluctuations in the listed price of the Company’s shares aiming at contributing to strengthening the shares on the market, minimizing possible temporary imbalances that there may be between the supply and demand on the market, considering the excessive cost of capital that the current listed prices show.

On October 10, 2008, the Company’s Board of Directors decided to change the minimum price of the plan to repurchase treasury stock made public on August 26, 2008. Taking into account the atypical market behavior, it was decided to a floor of Ps. 2.13 subject to an Ps./US$ exchange rate Ps. 3.2235 per share, which implies that changes in the exchange rate will in turn adjust the limit automatically.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 18:	(Continued)

Afterwards, on October 23, 2008 and due to a steep downtrend undergone by the market and worsened in turn by the general context of world markets, it was decided to set a Ps. 1 floor to a US$/Ps. exchange rate of Ps. 3.24 per share.

Finally, on October 24, 2008, the Board of Directors has decided in defense of economic interests of the shareholders and consequently, to preserve the company, to change the maximum amount of shares subject to acquisition to up to 30,000,000 shares of common stock, face value of Ps. 1 per share and entitled to 1 vote per share, in shares or American Depositary Shares (“ADR´s”) representing 10 shares each as provided by applicable regulations. As provided by Argentine Business Associations Law, the Board of Directors should divest the shares acquired within one year, unless extended by the shareholders’ meeting.

As of the date of these financial statements, purchases of proprietary shares amounted to 2,935,641 ADRs and 643,590 shares of common stock paying an amount of US$ 21 million and Ps. 1,745, respectively.

NOTE 19:     MEETING OF SHAREHOLDERS

The General Ordinary and Extraordinary Shareholders’ held on October 31, 2008 approved the following:

•	Letters to the Shareholders and financial statements ended June 30, 2008;

•	Appropriating 5% on income for the year ended June 30, 3008 to the legal reserve;

•	Distributing cash dividends for Ps. 20,000 made available to shareholders as from November 10, 2008;

•

That income for the year be brought forward to the new year, empowering the Board to use the balance and the freely available reserves mentioned above, according to the company’s needs, under current applicable regulations and subject to approval by the shareholders’ meeting with the broadest powers to, among other uses, distribute dividends or decide on the acquisition of proprietary shares as provided by CNV (Comisión Nacional de Valores) Resolution No. 535, sec. 220, Argentine Business Associations Law, sec. 68, Law No. 17,811 and other relevant provisions in the CNV Standards effective at each time. Due to the financial crisis in the domestic and international markets clearly affecting the listed price of the Company shares, which do not respond to the Company’s situation, it is imperative to protect the interests of shareholders preserving the listed prices;

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 19: (Continued)

•

That the shareholders’ personal assets tax paid over by the Company as substitute taxpayer for Ps. 4,009 be fully absorbed by the Company as long as such decision is not amended by the shareholders’ meeting’s decision;

•

Renewing the delegation of powers to the Board to set the time and issuance currency, price, payment terms and conditions, interest rate and type, use of funds and other terms and conditions as approved by the shareholders meeting of October 31, 2006, for the issuance of corporate bonds within the global program under sec. 9, Law No. 23,576.

NOTE 20:	PRESENTATION OF THE GLOBAL PROGRAM FOR THE ISSUANCE OF NON-CONVERTIBLE NOTES FOR A FACE VALUE OF UP TO US$ 50,000,000

During August 2009, based on the powers granted by the shareholders to the Board of Directors, mentioned in Note 19, the Company has approved the issuance of the Company’s First Class I and Class II Series of Negotiable Obligations up to a face value of Ps. 50,000,000 (Argentine pesos fifty million) under the Global Corporate Bond Issuance Program for a face value of up to US$ 50,000,000 (United States dollars fifty million).

The subscription period of such First Serie has started on September 2, 2009 and ends on September 8, 2009.

NOTE 21:	ACQUISITION OF IRSA’S AND APSA’S NEGOTIABLE OBLIGATIONS

The Company acquired US$ 33.1 million of face value of Negotiable Obligations related to the series issued by IRSA in February 2007 at an average listed price of US$ 0.47. The total amount paid stood at US$ 15.6 million.

Additionally, the Company acquired a face value of US$ 5 million in Negotiable Obligations issued by APSA in May 2007 at a listed price of US$ 0.42. The total amount paid stood at US$ 2.1 million.

Both transactions yielded income for Ps. 73,875, which is disclosed in the line “Gain on equity investees” in the statement of income.

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

NOTE 22:	Compliance with currently applicable environmental rules and regulations

The Company has assumed a permanent commitment to the sustainable conduct of business in line with currently applicable environmental rules and regulations.

NOTE 23:	EVENTS AFTER THE BALANCE SHEET DATE

a)	Assignment of receivable to Helmir S.A.

After the year-end, the Company has assigned a receivable for Ps. 2,245 that it carried with Cactus Argentina S.A., to Helmir S.A., controlled by Agrology S.A.

Likewise, the Company has decided to capitalize the remaining receivable that it carried with Cactus Argentina S.A.

As all Cactus Argentina S.A.’s shareholders have capitalized according to their equity interests, the Company’s interest in Cactus Argentina S.A. has remained unchanged.

b)	Spin-off—merger into Inversiones Ganaderas S.A.

On July 27, 2009, the Company’s Board of Directors resolved to start preparing instruments seeking to carry out a spin-off—merger into Inversiones Ganaderas S.A., by which it will earmark part of its equity to organize a new company and the remainder will be absorbed by merging into Cresud. Based on that, the Board of Directors ordered the preparation of the respective special financial statements to weigh on the appropriateness of the previously mentioned reorganization process.

Schedule A

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Fixed Assets

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

Free translation from the original prepared in Spanish for publication in Argentina.

(in thousands of pesos - Notes 1 and 2)

					Depreciation					Net carrying Value as of June 30, 2009	Net carrying Value as of June 30, 2008
Principal Account	Value at the beginning of the year	Additions and/or Transfers	Deductions and/or Transfers	Value at the end of the year	Rate %	Accumulated at the beginning of the year	Decrease of the year	Current year (1)	Accumulated at the end of the year
Real estate	165,330	33,959	36	199,253	—	—	—	—	—	199,253	165,330
Wire fences	6,090	3,055	—	9,145	3	872	—	195	1,067	8,078	5,218
Watering troughs	5,529	1,363	—	6,892	5	1,270	—	273	1,543	5,349	4,259
Alfalfa fields and meadows	5,187	1,934	—	7,121	12-25-50	2,112	—	1,033	3,145	3,976	3,075
Buildings and constructions	34,294	5,822	—	40,116	2	3,755	—	720	4,475	35,641	30,539
Machinery	11,559	627	157	12,029	10	8,167	151	689	8,705	3,324	3,392
Vehicles	2,481	1,545	555	3,471	20	1,631	380	475	1,726	1,745	850
Tools	223	63	22	264	10	169	17	13	165	99	54
Furniture and equipment	1,220	142	22	1,340	10	938	22	61	977	363	282
Feeder and drinking troughs	—	55	—	55	20	—	—	2	2	53	—
Corral and leading lanes	938	347	—	1,285	3	169	—	32	201	1,084	769
Roads	2,416	588	—	3,004	10	893	—	207	1,100	1,904	1,523
Facilities	15,531	1,507	44	16,994	10-20-33	7,743	44	1,169	8,868	8,126	7,788
Computer equipment	2,191	88	13	2,266	20	1,524	13	442	1,953	313	667
Silo plants	1,277	—	—	1,277	5	539	—	74	613	664	739
Constructions in progress	10,381	3,618	10,546	3,453	—	—	—	—	—	3,453	10,381
Advances to suppliers	1,711	—	208	1,503	—	—	—	—	—	1,503	1,711

Total as of June 30, 2009	266,358	54,713	11,603	309,468		29,782	627	5,385	34,540	274,928	—

Total as of June 30, 2008	247,765	27,144	8,551	266,358		25,659	395	4,518	29,782	—	236,577

(1)	Included in Schedule H.

Schedule B

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Intangible Assets

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

Free translation from the original prepared in Spanish for publication in Argentina.

(in thousands of pesos - Notes 1 and 2)

				Depreciation
Principal Account	Values at the beginning of the year	Additions and/or transfers	Value at the end of the year	Rate %	Accumulated at the beginning of the year	Amount (1)	Accumulated at the end of the year	Net carrying value as of June 30, 2009	Net carrying value as of June 30, 2008
Preoperative Expenses (Bolivia)	—	842	842	20	—	84	84	758	—
Preoperative Expenses (Paraguay)	—	671	671	20	—	56	56	615	—

Total as of June 30, 2009	—	1,513	1,513	—	—	140	140	1,373	—

Total as of June 30, 2008	—	—	—		—	—	—	—	—

(1)	Included in gain on equity investees in the Statement of Income.

Schedule C

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Investments

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

Free translation from the original prepared in Spanish for publication in Argentina.

(in thousands of pesos - Notes 1 and 2)

	Amount	% of participation on the capital	Value as of June 30, 2009	Value as of June 30, 2008	Market Value	INFORMATION ON THE ISSUER
						Principal activity	Latest financial statements
Securities							Capital	Income (loss) for the year	Shareholders’ Equity
Current Investments
Mutual Funds
Bony Hamilton Fund (US$)	259,164		974	146,304
Deutsche Managed Euro Fund (€)	1,400,007		7,375	—
Deutsche Managed Dollar Fund (US$)	6,511		24	245,684
Credit Suisse Overnight (US$)	—		—	59,957
Credit Suisse Overnight (€)	—		—	21,221

			8,373	473,166

Bonds and Notes (7)					Unlisted
IRSA 2017 bonds (US$)	—		—	10,746
Non-Convertible Notes IRSA (US$)-interests	1,174,133		4,458	539
Non- Convertible Notes APSA (US$)-interests	54,688		208	—
Global 2010 bonds	110,000		67	92	0.6105
Pro 1 bonds	157,647		1	1	0.004
Mortgage bonds	408,519		400	623	0.9800

			5,134	12,001

Total current investments			13,507	485,167

Non-current investments
Subsidiaries. related companies Law No. 19,550 Section 33 and related parties:
Agro-Uranga S.A.					Unlisted	Agricultural livestock	2,500	8,037	25,262
Shares	893,069	35.72	9,024	9,031
Higher value of property			11,179	11,179

			20,203	20,210

Inversiones Ganaderas S.A.					Unlisted	Raising and grazing cattle	25,281	(1,061)	22,030
Shares	25,280,838	99.99	20,831	8,306

			20,831	8,306

Cactus Argentina S.A.					Unlisted	Exploitation and administration of agriculture products and raising cattle	27,456	(10,783)	20,899
Shares	9,884,003	36.00	7,524	7,604

			7,524	7,604

Futuros y Opciones.com S.A.					Unlisted	Gives information about market and commercial services,	961	359	3,996
Shares	636,140	66.20	2,645	2,477

			2,645	2,477

Agropecuaria Anta S.A.
Shares	38,842,298	90.00	39,343	3,595	Unlisted	Agricultural and forestall	43,158	(1,918)	43,714
Concession rights			20,512	21,210

			59,855	24,805

Agrology S.A.
Shares	183,795,533	97.00	181,043	261	Unlisted	Investing	189,480	(3,683)	186,642

			181,043	261

FyO Trading S.A.
Shares	726	3.63	1	1	Unlisted	Brokerage	20	—	20

			1	1

Schedule C (continued)

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Investments (continued)

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

Free translation from the original prepared in Spanish for publication in Argentina.

(in thousands of pesos - Notes 1 and 2)

	Amount	% of the participation on the capital	Value as of June 30, 2009	Value as of June 30, 2008	Market Value	INFORMATION ON THE ISSUER
						Principal activity	Latest financial statements
Securities							Capital	Income (loss) for the year	Shareholders’ Equity
Exportaciones Agroindustriales Argentinas S.A.
Shares	240,000	0.48	99	242	Unlisted	Meat packing industry	49,858	(13,298)	20,683

			99	242

IRSA Inversiones y Representaciones S.A.
Shares	290,696,655	50.23	1,126,627	737,991	1.87	Real Estate	578,676	158,635	2,095,663
Higher values (2)			192,933	105,725

			1,319,560	843,716

BrasilAgro – Companhia Brasileira de Propriedades Agricolas shares	11,183,300	19.14	220,709	160,519 (1)	7.95	Agricultural and Real Estate	875,381	10,261	1,152,980
Higher values (3)			6,887	6,887

			227,596	167,406

	Subtotal		1,839,357	1,075,028

Other Investments					Unlisted
Non-Convertible Notes IRSA 2017 (US$)	33,152,000		61,204	—
Non-Convertible Notes APSA 2017 (US$)	5,000,000		8,133	—
Coprolan			21	21

	Subtotal		69,358	21

Goodwill
Companhia Brasileira de Propriedades Agricolas BrasilAgro goodwill			3,841	3,841
Companhia Brasileira de Propriedades Agricolas BrasilAgro negative goodwill (4)			(19,163)	—
IRSA Inversiones y Representaciones Sociedad Anonima negative goodwill (5)			(369,116)	(219,360)
IRSA Inversiones y Representaciones Sociedad Anonima goodwill			6,268	6,268
Cactus Argentina S.A. goodwill (6)			1,966	—

	Subtotal		(376,204)	(209,251)

Total non-current investments			1,532,511	865,798

(1)	In Brazilian Reais.

(2)	Consist of Ps. 11,845 higher value of inventory, Ps. 89,996 higher value of investments, Ps. 132,092 higher value of fixed assets, Ps. 31,356 higher value of intangible assets, Ps. (12,532) higher value of liabilities, Ps. 28,425 higher value of loans, Ps. (344) higher value of customer advances, and Ps. (87,905) higher value of tax effect.

(3)	Consist of Ps. 10,595 higher value of fixed assets and Ps. (3,708) higher value of tax effect.

(4)	The change as regards the previous year corresponds to additions for Ps. 21,268 and amortization for Ps. 2,105.

(5)	The change as regards the previous year corresponds to additions for Ps. 180,368 and amortization for Ps. 30,612.

(6)	The change as regards the previous year corresponds to additions.

(7)	Does not qualify as cash equivalents in the Statement of Cash Flows.

Schedule E

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Allowances and Provisions

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

Free translation from the original prepared in Spanish for publication in Argentina.

(in thousands of pesos - Notes 1 and 2)

Item	Balances at beginning of the year		Increases	Decreases	Value as of June 30, 2009	Value as of June 30, 2008
Deducted from assets
Allowance for doubtful accounts	381	(1)	120	—	501	381
Included in liabilities
For pending lawsuits	83	(2)	239	(36)	286	83

Total as of June 30, 2009	464		359	(36)	787	—

Total as of June 30, 2008	417		116	(69)	—	464

(1)	Included in financial results in the Statement of Income.

(2)	Included in other income and expenses in the Statement of Income.

Schedule F.1

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Cost of sales

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

Free translation from the original prepared in Spanish for publication in Argentina.

(in thousands of pesos - Notes 1 and 2)

	Crops		Beef cattle		Milk		Others		Total
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Inventories at the beginning of the year:
Beef cattle	—	—	68,695	65,091	—	—	—	—	68,695	65,091
Crops	62,988	30,866	—	—	—	—	—	—	62,988	30,866
Seeds and fodder	591	360	—	—	—	—	—	—	591	360
Materials and others	—	—	536	—	18	—	659	693	1,213	693

	63,579	31,226	69,231	65,091	18	—	659	693	133,487	97,010

Unrealized gain on inventories – Beef cattle	—	—	(26)	6,190	—	—	—	—	(26)	6,190
Unrealized (loss) gain on inventories – Crops and raw materials	(4,802)	(1,534)	—	—	—	—	—	—	(4,802)	(1,534)
Production	109,463	109,609	17,130	22,230	19,463	17,667	—	—	146,056	149,506
Transfer of inventories to property and equipment	—	—	—	—	—	—	(859)	(714)	(859)	(714)
Transfer of inventories to expenses	(3,736)	(5,073)	(110)	(121)	(165)	(33)	(2,160)	(1,620)	(6,171)	(6,847)
Purchases	5,525	4,972	7,083	5,683	—	13	3,292	2,293	15,900	12,961
Operating expenses (Schedule H)	—	—	—	—	—	—	4,977	2,967	4,977	2,967
Inventories at the end of the year:
Beef cattle	—	—	(78,710)	(68,695)	—	—	—	—	(78,710)	(68,695)
Crops	(42,250)	(62,989)	—	—	—	—	—	—	(42,250)	(62,989)
Seeds and fodder	(705)	(591)	—	—	—	—	—	—	(705)	(591)
Materials and others	—	—	(579)	(536)	—	(18)	(932)	(659)	(1,511)	(1,213)

Cost of Sales	127,074	75,620	14,019	29,842	19,316	17,629	4,977	2,960	165,386	126,051

Schedule F.2

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Cost of Production

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

Free translation from the original prepared in Spanish for publication in Argentina.

(in thousands of pesos - Notes 1 and 2)

	Crops		Beef cattle		Milk		Total
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Inventories at the beginning of the year:
Beef cattle	—	—	—	—	15,194	11,113	15,194	11,113
Unharvested crops and other unharvested	6,052	2,342	—	—	—	—	6,052	2,342
Seeds and fodder	—	—	1,934	1,337	680	554	2,614	1,891
Materials and others	16,686	3,610	398	466	145	161	17,229	4,237

	22,738	5,952	2,332	1,803	16,019	11,828	41,089	19,583

Unrealized loss on inventories – Beef cattle	—	—	—	—	(739)	1,813	(739)	1,813
Unrealized gain on inventories – Crops and raw materials	1,391	4,490	—	—	—	—	1,391	4,490
Production	—	—	2,672	2,768	750	753	3,422	3,521
Transfer of inventories to Property and equipment	(1,358)	(1,182)	—	—	—	—	(1,358)	(1,182)
Transfer of inventories crops to expenses	(61,177)	(29,850)	(4,487)	(3,603)	(6,254)	(4,841)	(71,918)	(38,294)
Purchases	59,439	43,567	1,661	1,365	5,888	7,218	66,988	52,150
Operating expenses (Schedule H)	151,559	77,975	15,130	18,201	17,700	13,530	184,389	109,706
Inventories at the end of the year:	—		—
Beef cattle	—	—	—	—	(14,226)	(15,194)	(14,226)	(15,194)
Unharvested crops and other unharvested	(5,160)	(6,052)	—	—	—	—	(5,160)	(6,052)
Seeds and fodder	—	—	(1,694)	(1,934)	(426)	(680)	(2,120)	(2,614)
Materials and others	(15,925)	(16,686)	(686)	(398)	(426)	(145)	(17,037)	(17,229)

Cost of Production	151,507	78,214	14,928	18,202	18,286	14,282	184,721	110,698

Schedule G

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

Free translation from the original prepared in Spanish for publication in Argentina.

(in thousands of pesos -Notes 1 and 2)

	June 30, 2009				June 30, 2008
Item	Type and amount of foreign		Current exchange rate	Amount in local currency	Type and amount of foreign currency		Amount in local currency
CURRENT ASSETS
CASH AND BANKS:
Cash and banks in Dollars	US$	1,236	3.757	4,642	US$	283	845
Cash and banks in Brazilian Reais	Rs	2	1.750	4	Rs	3	4
Cash and banks in Euros		€9	5.268	46		€2	9
Cash and banks in Yen	JPY	—	—	—	JPY	1,547,500	43,571
INVESTMENTS:
Mutual funds (US$)	US$	266	3.757	998	US$	151,405	451,945
Mutual funds (€)		€1,400	5.268	7,375		€4,514	21,221
Non-Convertible Notes IRSA 2017 (US$)	US$	—	—	—	US$	3,552	10,746
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Non-Convertible Notes IRSA 2017 (US$) - Interest	US$	1,174	3.797	4,458	US$	178	539
Non-Convertible Notes APSA 2017 (US$) - Interest	US$	55	3.797	208	US$	—	—
TRADE ACCOUNTS RECEIVABLE:
Trade accounts receivable	US$	1,930	3.757	7,251	US$	953	2,844
Secured by mortgage	US$	1,855	3.757	6,968	US$	2,073	6,189
OTHER RECEIVABLES:
Receivables from sale of farms	US$	396	3.757	1,489	US$	331	990
Guarantee deposits and premiums paid	US$	198	3.757	743	US$	62	184
Operations to liquidate	US$	7,377	3.757	27,714	US$	—	—
NON-CURRENT ASSETS
TRADE ACCOUNT RECEIVABLE
Secured by mortgages	US$	573	3.757	2,153	US$	2,361	7,049
INVESTMENTS
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Non-Convertible Notes IRSA 2017 (US$)	US$	16,119	3.797	61,204	US$	—	—
Non- Convertible Notes APSA 2017 (US$)	US$	2,142	3.797	8,133	US$	—	—

Total US$	US$	33,321		125,961	US$	161,198	481,331

Total Rs	Rs	2		4	Rs	3	4

Total €		€1,409		7,421		€4,516	21,230

Total JPY	JPY	—		—	JPY	1,547,500	43,571

Total Assets				133,386			546,136

US$:	US Dollars

Rs:	Brazilian Reais

€:	Euros

JPY:	Japanese Yens

Schedule G (continued)

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities (continued)

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

Free translation from the original prepared in Spanish for publication in Argentina.

(in thousands of pesos - Notes 1 and 2)

	June 30, 2009				June 30, 2008
Item	Type and amount of foreign Currency		Current Exchange rate	Amount in local currency	Type and amount of foreign currency		Amount in local currency
CURRENT LIABILITIES:
TRADE ACCOUNT PAYABLE:
Suppliers	US$	10,315	3.797	39,167	US$	4,043	12,229
Accrual for inputs and other expenses	US$	33	3.797	127	US$	1,227	3,714
SHORT-TERM DEBTS:
Local financial loans	US$	18,300	3.797	69,485	US$	6,613	20,006
Foreign financial loans	US$	—	—	—	US$	8,087	24,462
Local financial loan interests	US$	166	3.797	629	US$	302	912
OTHER LIABILITIES :
Premium collected	US$	143	3.797	543	US$	—	—

TOTAL LIABILITIES		28,957		109,951		20,272	61,323

US$:	US Dollars

Schedule H

Cresud Sociedad Anonima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Information submitted in compliance with Section 64, subsection B of Law No. 19,550

Corresponding to the fiscal years beginning as from July 1, 2008 and 2007 and ended on June 30, 2009 and 2008

Free translation from the original prepared in Spanish for publication in Argentina.

(in thousands of pesos - Notes 1 and 2)

	Total as of June 30, 2009	Operating Expenses					Selling Expenses	Administrative Expenses	Total as of June 30, 2008
Items		Total	Crops	Beef cattle	Milk	Others
Directors’ fees	990	—	—	—	—	—	—	990	1,302
Fees and payments for services	7,836	1,707	1,001	498	208	—	—	6,129	7,027
Salaries and wages	20,049	9,198	3,414	3,380	2,404	—	—	10,851	18,413
Social security taxes	5,932	2,185	892	709	584	—	—	3,747	3,788
Taxes, rates and contributions	2,435	1,658	1,182	279	197	—	—	777	1,817
Gross sales taxes	2,757	—	—	—	—	—	2,757	—	1,645
Office and administrative expenses	2,952	—	—	—	—	—	—	2,952	2,406
Depreciation of fixed assets	5,385	4,771	2,267	1,294	1,210	—	—	614	4,518
Vehicle and traveling expenses	1,708	1,155	624	441	90	—	—	553	1,577
Spare parts and repairs	3,940	3,885	1,489	1,659	737	—	—	55	3,505
Insurance	605	455	277	142	36	—	—	150	404
Benefits to Employees	1,795	1,020	577	289	154	—	—	775	1,071
Livestock expenses (1)	6,947	5,907	—	5,907	—	—	1,040	—	11,935
Dairy farm expenses (2)	11,932	11,827	—	—	11,827	—	105	—	9,802
Agricultural expenses (3)	160,080	143,164	138,187	—	—	4,977	16,916	—	80,288
Silo expenses	25	25	25	—	—	—	—	—	30
General expenses	2,504	2,400	1,617	532	251	—	—	104	1,818
Lease of machinery and equipment	109	—	—	—	—	—	—	109	2
Others	10	9	7	—	2	—	—	1	44

Total as of June 30, 2009	237,991	189,366	151,559	15,130	17,700	4,977	20,818	27,807	—

Total as of June 30, 2008	—	112,673	77,975	18,201	13,530	2,967	13,240	25,479	151,392

(1)	Includes cattle food and additives, lodging, animal health and others.

(2)	Includes cattle food and additives, animal health and others.

(3)	Includes seeds, agrochemical, irrigation, services hired, leases and others.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATONS IN THE COMPANY’S ACTIVITIES

They are detailed in the Business Highlight, which is attached to the present financial statements.

3.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a.	Other Receivables without a due date as of June 30, 2009

		Law No. 19,550 Section 33
		FyO.com	Cactus	IGSA	CAMSA	Agro Uranga	ANTA
	Other Receivables	Other Receivables	Other Receivables	Other Receivables	Other Receivables	Other Receivables	Other Receivables
Current	252	24	8,935	358	3,821	39	142
Non-current	30,725	—	—	—	—	—	—

b.	Trade Accounts Receivable and other receivables to fall due as of June 30, 2009

		Subsidiaries, related companies Law No. 19,550 Section 33 and related parties
	Trade accounts receivables	FyO.com	Acres del Sud S.A.	Cactus	Comercializadora Los altos S.A.	Agrology	ANTA	CAMSA	BrasilAgro	Helmir	Tarshop	Other Receivables
		Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables
09.30.09	28,856	6,446	1,771	17	1	46	1,004	58	13	23	163	41,891
12.31.09	—	—	—	—	—	—	—	—	—	—	—	8,727
03.31.10	—	—	—	—	—	—	—	—	—	—	—	11,819
06.30.10	4,592	—	—	—	—	—	—	—	—	—	—	3,045
09.30.10	2,153	—	—	—	—	—	—	—	—	—	—	—

4.	CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY

a.	There are no past due debts as of June 30, 2009.

b.	Debts without a due date as of June 30, 2009.

	Trade Accounts Payable	Loans	Tax Debts	Allowances
Current	—	76,111	—	—
Non-current	—	—	68,045	286

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

c.	Debts to fall due as of June 30, 2009.

		Law No. 19,550 Section 33
		IBSA	CYRSA	IRSA	IGSA	APSA
	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Loans	Salaries and Social Security Payable	Taxes Payable	Other debts
09.30.09	52,994	323	40	6,661	494	587	46,201	4,428	4,902	543
12.31.09	—	—	—	—	—	—	69,211	789	628	1,300
03.31.10	—	—	—	—	—	—	—	—	76	—
06.30.10	—	—	—	—	—	—	—	—	76	—

5.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

		Law No. 19,550 Section 33
		FyO.com	Acres del Sud S.A.	Cactus	Comercializadora Los Altos S.A.	Agrology	ANTA	CAMSA	BrasilAgro	Helmir	Tarshop
	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables
In Ps.	19,229	6,446	1,771	17	1	46	1,004	58	13	23	163
In US$	16,372	—	—	—	—	—	—	—	—	—	—

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

5.	(Continued)

		Law No. 19,550 Section 33
		FyO.com	Cactus	IGSA	CAMSA	Agro Uranga	Agrology	APSA
	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables
In Ps.	65,491	24	8,935	358	3,821	39	142	243
In US$	29,946	—	—	—	—	—	—

b.	All accounts receivable and other receivables are not subject to adjustment provisions.

c.

		Law No. 19,550 Section 33
		FyO.com	Acres del Sud S.A.	Cactus	Comercializadora Los Altos S.A.	Agrology	ANTA	CAMSA	BrasilAgro	Helmir	Tarshop
	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables	Trade accounts receivables
Outstanding balances accruing interests	8,872	—	—	—	—	—	—	—	—	—	—
Outstanding balances not accruing interests	26,729	6,446	1,771	17	1	46	1,004	58	13	23	163

		Law No. 19,550 Section 33
		FyO.com	Cactus	IGSA	CAMSA	Agro Uranga	Agrology	APSA
	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables
Outstanding balances accruing interests	28,246	—	8,838	354	—	—	—	—
Outstanding balances not accruing interests	67,970	24	97	4	3,821	39	142	243

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

		Law No. 19,550 Section 33						Salaries and Social Security Payable
		IBSA	CYRSA	IRSA	IGSA	APSA
	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Loans		Taxes Payable	Other debts	Allowances
In Ps.	13,700	323	40	6,661	494	587	121,409	5,217	73,727	1,300	286
In US$	39,294	—	—	—	—	—	70,114	—	—	543	—

b.	All debts outstanding are not subject to adjustment provisions.

c.

		Law No. 19,550 Section 33						Salaries and Social Security Payable
		IBSA	CYRSA	IRSA	IGSA	APSA
	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable	Loans		Taxes Payable	Other debts	Allowances
Outstanding balances accruing interests	6,350	—	—	—	—	—	190,597	—	—	—	—
Outstanding balances not accruing interests	46,644	323	40	6,661	494	587	926	5,217	73,727	1,843	286

7.	INTEREST IN OTHER COMPANIES (Law No. 19,550 Section 33)

Interests in other companies’ capital and the number of votes held in those companies governed by Law No. 19,550 Section 33 are explained in Note 2 to the consolidated financial statements and intercompany balances as of June 30, 2009 are described in captions 4 and 5 above.

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND STATUTORY AUDIT COMMITTEE MEMBERS

As of June 30, 2009 there were advance payments to directors for Ps. 629, and there were no receivables due from or loans to Statutory Auditors and relatives up to and including second degree, of directors and Statutory Auditors.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a fiscal year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the fair value:

a.	Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in Mercado de Hacienda de Liniers and other representative of the market.

b.	Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c.	Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (Diario La Nación) net of estimated sale expenses.

d.	The remaining inventory stated at its replacement cost:

•	Seeds, forage and materials: replacement cost published by a well-known magazine (revista Márgenes Agropecuarios).

•	Unharvested crops: replacement cost of goods and services needed to obtain similar assets, which does not exceed the net realization value as of each year-end.

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13.	EQUITY INTERESTS IN OTHER COMPANIES

There are no equity interests in other companies in excess of the provisions of Law No. 19,550 Section 31.

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the higher between the net realizable value (selling price at the end of the fiscal year less estimated selling expenses) and the economic use value determined.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (continued)

(in thousands of pesos)

Free translation from the original prepared in Spanish for publication in Argentina.

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured Ps.	Book value Ps.
Buildings, machinery, Silos, installation and furniture	Theft, fire and technical insurance	104,610	40,305
Vehicles	Third parties, theft, fire and civil liability	4,499	1,745

16.	CONTINGENCIES

As of June 30, 2009 there are no contingent situations that have not been accounted for or adequately exposed in notes according to accounting standards.

17.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

18.	DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends not paid on preferred stock.

19.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 10 to the Financial Statements.

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Free translation from the original prepared in Spanish for publication in Argentina.

Business Highlight

Comparative Balance Sheet

	06.30.09	06.30.08	06.30.07	06.30.06	06.30.05
Current Assets	1,157,655	736,865	216,774	94,983	152,742
Non-Current Assets	4,818,401	1,332,895	855,106	775,673	590,670

	5,976,056	2,069,760	1,071,880	870,656	743,412

Current Liabilities	1,313,912	262,348	167,691	101,909	65,980
Non-Current Liabilities	1,413,278	43,914	78,398	142,321	154,084

	2,727,190	306,262	246,089	244,230	220,064

Minority Interest	1,435,982	1,160	837	560	277

Shareholder’s Equity	1,812,884	1,762,338	824,954	625,866	523,071

	5,976,056	2,069,760	1,071,880	870,656	743,412

(See Note 18 – Additional comparative information)

Comparative Statement of Income

	06.30.09	06.30.08	06.30.07	06.30.06	06.30.05
Operating income	215,403	43,612	38,009	11,107	36,258
Financial and holding result	44,656	(52,268)	(10,458)	12,374	63,751
Other income and expenses and gain on equity investees	65,090	34,325	35,948	18,773	23,022
Management agreement fees	(13,641)	(2,171)	(5,485)	(3,836)	(8,533)

Operating net income	311,508	23,498	58,014	38,418	114,498
Income Tax expense	(92,682)	(284)	(8,375)	(5,432)	(37,788)
Minority Interest	(94,210)	(266)	(277)	(103)	89

Net Income	124,616	22,948	49,362	32,883	76,799

(See Note 18 – Additional comparative information)

Production volume

	Quarter 06.30.09	Accumulated from 07.01.08 to 06.30.09	Quarter 06.30.08	Accumulated from 07.01.07 to 06.30.08	Quarter 06.30.07	Accumulated from 07.01.06 to 06.30.07	Quarter 06.30.06	Accumulated from 07.01.05 to 06.30.06	Quarter 06.30.05	Accumulated from 07.01.04 to 06.30.05
Beef Cattle (in Kgs.)	1,644,089	7,111,659	1,733,240	8,786,290	1,800,690	9,913,183	2,044,121	9,802,669	2,176,360	10,656,836
Butyraceous (in Kgs.)	286,056	864,328	190,753	755,461	156,072	611,121	144,360	541,509	89,498	264,584
Crops (in quintals)	1,343,206	2,158,577	1,375,953	1,981,463	1,037,494	1,741,601	546,258	1,068,871	965,245	1,497,845

Sales volume

	Quarter 06.30.09	Accumulated from 07.01.08 to 06.30.09	Quarter 06.30.08	Accumulated from 07.01.07 to 06.30.08	Quarter 06.30.07	Accumulated from 07.01.06 to 06.30.07	Quarter 06.30.06	Accumulated from 07.01.05 to 06.30.06	Quarter 06.30.05	Accumulated from 07.01.04 to 06.30.05
Beef Cattle (in Kgs.)	2,402,306	6,348,262	4,370,151	11,754,343	4,652,166	13,332,398	3,922,806	14,761,713	4,704,553	17,782,668
Butyraceous (in Kgs.)	286,056	864,328	190,753	755,461	156,072	611,121	144,360	541,509	89,498	264,584
Crops (in quintals)	1,306,873	2,635,152	605,171	1,567,184	843,002	1,246,520	691,108	1,641,037	425,913	881,228

Cresud Sociedad Anonima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Free translation from the original prepared in Spanish for publication in Argentina.

Business Highlight

Local Market

	Quarter 06.30.09	Accumulated from 07.01.08 to 06.30.09	Quarter 06.30.08	Accumulated from 07.01.07 to 06.30.08	Quarter 06.30.07	Accumulated from 07.01.06 to 06.30.07	Quarter 06.30.06	Accumulated from 07.01.05 to 06.30.06	Quarter 06.30.05	Accumulated from 07.01.04 to 06.30.05
Beef Cattle (in Kgs.)	2,402,306	6,348,262	4,370,151	11,754,343	4,652,166	13,332,398	3,922,806	14,761,713	4,704,553	17,782,668
Butyraceous (in Kgs.)	286,056	864,328	190,753	755,461	156,072	611,121	144,360	541,509	89,498	264,584
Crops (in quintals)	1,306,873	2,635,152	605,171	1,567,184	833,002	1,236,520	691,108	1,641,037	425,913	881,228

Export (Not Applicable)

Rates

	06.30.09	06.30.08	06.30.07	06.30.06	06.30.05
Liquidity	0.88	2.809	1.293	0.932	2.315
Solvency	0.66	5.754	3.352	2.563	2.377
Non-current assets to assets	0.81	0.644	0.798	0.891	0.795
Return on Equity (1)	0.07	0.018	0.068	0.057	0.155

(1)	Result of the fiscal year divided average shareholder’s equity.

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

Legal address: Moreno 877 - floor 23

Autonomous City of Buenos Aires

CUIT 30-50930070-0

1.	We have audited the balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at June 30, 2009 and 2008, and the related statements of income, of changes in shareholders’ equity and of cash flows for the years then ended and the complementary notes 1 to 23 and schedules A, B, C, E, F.1, F.2, G and H. Furthermore, we have examined the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, with its subsidiaries for the years then ended and Notes 1 to 20, which are presented as complementary information. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with auditing standards in effect in Argentina, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion on the reasonableness of relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria present fairly, in all material respects, its financial position at June 30, 2009 and 2008 and the results of its operations, the changes in its shareholders´ equity and its cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

b)	the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria with its subsidiaries present fairly, in all material respects, its consolidated financial position at June 30, 2009 and 2008 and the consolidated results of its operations and the consolidated cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

Report of Independent Auditors (Continued)

4.	In accordance with current regulations, we report that:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements are seated in the “Inventory and Balance Sheet Book” and comply, within the field of our competence with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements, that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at June 30, 2009, the debt of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System according to the accounting records amounted to Ps. 695,981 none of which was claimable at that date.

Autonomous City of Buenos Aires, September 8, 2009.

PRICE WATERHOUSE & CO. S.R.L.

(Partner)
Dr. Andrés Suarez

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
	Name:	Saúl Zang
	Title:	Vice Chairman of the Board of Directors

Dated: September 21, 2009